

**Entergy Corporation
and Subsidiaries**

2022 Annual Report

We power life.^{SM}

Entergy Corporation and Subsidiaries 2022

Entergy, a Fortune 500 company headquartered in New Orleans, powers life for 3 million customers through its operating companies across Arkansas, Louisiana, Mississippi and Texas. Entergy is creating a cleaner, more resilient energy future for everyone with our diverse power generation portfolio, including increasingly carbon-free energy sources. With roots in the Gulf South region for more than a century, Entergy is a recognized leader in corporate citizenship, delivering more than $100 million in economic benefits to local communities through philanthropy and advocacy efforts annually over the last several years. Our approximately 12,000 employees are dedicated to powering life today and for future generations.

In addition to our Annual Report to Shareholders, Entergy produces an Integrated Report, highlighting our economic, environmental and social performance. Producing an Integrated Report reinforces our belief that our stakeholders – customers, employees, communities and owners – are linked and that we must deliver sustainable value to all stakeholders in order to succeed.

We encourage you to visit our 2022 Integrated Report at integratedreport.entergy.com.

Contents

Pathway to premier

After a strong 2022, our leadership team and nearly 12,000 Entergy employees are ready to take our performance even higher in the years ahead.

This report is a snapshot of where we were as one year ended and another began, but our journey to become the premier utility does not stand still. Our company and its people continue to make progress toward an exciting future. Together, we are advancing on a path to help grow the economy and embrace the big opportunities now before us.

For years, Entergy has prepared for this moment in our company and region's history. We continue to invest in renewable energy and other clean technology solutions that our customers demand. We've set a clear path to accelerate system resilience, which will benefit all of our stakeholders. And we're working to support an industrial growth trend unlike anywhere else in the country.

We are well-equipped for the journey in part because of the steady, inspirational direction of Leo Denault, who retired last year as our chief executive officer. During his decade of leadership, we simplified our business to its core utilities. We turned around our nuclear operations and redefined our customer focus. Our company broadened its sustainability commitments; elevated our focus on diversity, inclusion and belonging; and emerged as a nationally recognized leader in corporate citizenship. And during his last two years as CEO, we did those things seamlessly while successfully navigating a pandemic and daunting storm seasons. Thank you, Leo.

As we seize new opportunities, we're also redoubling our commitment to serve the everyday needs of our customers. We must be great in all our operations and be an easy partner with which to do business. We will deliver reliable, affordable and cleaner electricity and gas services. We will strengthen the electric grid and do so in a thoughtful way while balancing the costs to customers. We will continue to attract and retain a high-performing and diverse workforce. And we'll never stop working to improve lives in the communities we serve.

Our talented, energized employees are eager to work for everyone and prepared for the challenges and opportunities ahead. I'm honored to lead this great company, but I am not alone. With a new senior leadership team in place, Entergy has a bright future. We are ready to deliver on our commitments to you.

Growth opportunity

We're seeing significant business and industrial growth across our region. That trend reflects the many competitive advantages of the Gulf region, recent geopolitical dynamics and supportive commodity trends. Besides driving investment and growth for our owners, that industrial surge is important for our communities, especially in today's strained economic environment. This dynamic is unique to Entergy, and it will benefit all our stakeholders.

We see our growth continuing for years to come as our customers need our help to achieve their own emission reduction goals. It starts with expanding our clean energy capacity, which will reduce our customers' indirect emissions, and continues through electrification of industrial operations to reduce their direct emissions. To achieve these goals, our customers will also increase production and use of cleaner energy sources like green hydrogen, green ammonia and biofuels. They will invest in carbon capture and sequestration technologies. These customer-driven investments will result in healthier and thriving communities. Their need for more clean and green electricity represents an unprecedented opportunity for Entergy to grow by multiples of our current size over the years ahead. We recognize the potential for this clean energy transition to deliver meaningful environmental, social and economic benefits to everyone we serve.

Our industrial customers play a crucial role in the economic well-being of not only our region, but the entire country and beyond. To help foster their continued investment and expansion, we are engaging with our regulators and other stakeholders to accelerate our resilience investments. These investments will reduce future storm restoration costs, will help our customers and communities recover faster, and give our customers the confidence to make investments that help our communities thrive.

Our commitment to you

As you read about our progress over the past year, I hope you'll share my excitement about the future for Entergy and the people we have the privilege to serve. Our customer-led sustainability strategy and business strategy are the same.

Whether you're a customer, employee, member of the community or owner – many of you are several of those things – we are ready and prepared to work side by side with you on the pathway ahead. To deliver on our commitments to you, we'll go beyond the traditional ways we measure ourselves. More than ever, we're focused on delivering the outcomes that each of our stakeholders demand. That's how we will create exceptional and sustained value for all.



Drew Marsh
Chairman of the Board and Chief Executive Officer
March 24, 2023

FORWARD-LOOKING INFORMATION

In this combined report and from time to time, Entergy Corporation and the Registrant Subsidiaries each makes statements as a registrant concerning its expectations, beliefs, plans, objectives, goals, projections, strategies, and future events or performance. Such statements are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as "may," "will," "could," "project," "believe," "anticipate," "intend," "goal," "commitment," "expect," "estimate," "continue," "potential," "plan," "predict," "forecast," and other similar words or expressions are intended to identify forward-looking statements but are not the only means to identify these statements. Although each of these registrants believes that these forward-looking statements and the underlying assumptions are reasonable, it cannot provide assurance that they will prove correct. Any forward-looking statement is based on information current as of the date of this combined report and speaks only as of the date on which such statement is made. Except to the extent required by the federal securities laws, each registrant undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including (a) those factors discussed or incorporated by reference in Item 1A. Risk Factors, (b) those factors discussed or incorporated by reference in Management's Financial Discussion and Analysis, and (c) the following factors (in addition to others described elsewhere in this combined report and in subsequent securities filings):

- resolution of pending and future rate cases and related litigation, formula rate proceedings and related negotiations, including various performance-based rate discussions, Entergy's utility supply plan, and recovery of fuel and purchased power costs, as well as delays in cost recovery resulting from these proceedings;
- regulatory and operating challenges and uncertainties and economic risks associated with the Utility operating companies' participation in MISO, including the benefits of continued MISO participation, the effect of current or projected MISO market rules and market and system conditions in the MISO markets, the absence of a minimum capacity obligation for load serving entities in MISO and the consequent ability of some load serving entities to "free ride" on the energy market without paying appropriate compensation for the capacity needed to produce that energy, the allocation of MISO system transmission upgrade costs, the MISO-wide base rate of return on equity allowed or any MISO-related charges and credits required by the FERC, and the effect of planning decisions that MISO makes with respect to future transmission investments by the Utility operating companies;
- changes in utility regulation, including with respect to retail and wholesale competition, the ability to recover net utility assets and other potential stranded costs, and the application of more stringent return on equity criteria, transmission reliability requirements or market power criteria by the FERC or the U.S. Department of Justice;
- changes in the regulation or regulatory oversight of Entergy's owned or operated nuclear generating facilities, nuclear materials and fuel, and the effects of new or existing safety or environmental concerns regarding nuclear power plants and fuel;
- resolution of pending or future applications, and related regulatory proceedings and litigation, for license modifications or other authorizations required of nuclear generating facilities and the effect of public and political opposition on these applications, regulatory proceedings, and litigation;
- the performance of and deliverability of power from Entergy's generation resources, including the capacity factors at Entergy's nuclear generating facilities;
- increases in costs and capital expenditures that could result from changing regulatory

requirements, changing economic conditions, and emerging operating and industry issues, and the risks related to recovery of these costs and capital expenditures from Entergy's customers (especially in an increasing cost environment);

- the commitment of substantial human and capital resources required for the safe and reliable operation and maintenance of Entergy's nuclear generating facilities;

- Entergy's ability to develop and execute on a point of view regarding future prices of electricity, natural gas, and other energy-related commodities;

- the prices and availability of fuel and power Entergy must purchase for its Utility customers, and Entergy's ability to meet credit support requirements for fuel and power supply contracts;

- volatility and changes in markets for electricity, natural gas, uranium, emissions allowances, and other energy-related commodities, and the effect of those changes on Entergy and its customers;

- changes in law resulting from federal or state energy legislation or legislation subjecting energy derivatives used in hedging and risk management transactions to governmental regulation;

- changes in environmental laws and regulations, agency positions or associated litigation, including requirements for reduced emissions of sulfur dioxide, nitrogen oxide, greenhouse gases, mercury, particulate matter and other regulated air emissions, heat and other regulated discharges to water, waste management and disposal, remediation of contaminated sites, wetlands protection and permitting, and reporting, and changes in costs of compliance with environmental laws and regulations;

- changes in laws and regulations, agency positions, or associated litigation related to protected species and associated critical habitat designations;

- the effects of changes in federal, state, or local laws and regulations, and other governmental actions or policies, including changes in monetary, fiscal, tax, environmental, trade/tariff, domestic purchase requirements, or energy policies and related laws, regulations, and other governmental actions;

- the effects of full or partial shutdowns of the federal government or delays in obtaining government or regulatory actions or decisions;

- uncertainty regarding the establishment of interim or permanent sites for spent nuclear fuel and nuclear waste storage and disposal and the level of spent fuel and nuclear waste disposal fees charged by the U.S. government or other providers related to such sites;

- variations in weather and the occurrence of hurricanes and other storms and disasters, including uncertainties associated with efforts to remediate the effects of hurricanes, ice storms, or other weather events and the recovery of costs associated with restoration, including accessing funded storm reserves, federal and local cost recovery mechanisms, securitization, and insurance, as well as any related unplanned outages;

- effects of climate change, including the potential for increases in extreme weather events and sea levels or coastal land and wetland loss;

- the risk that an incident at any nuclear generation facility in the U.S. could lead to the assessment of significant retrospective assessments and/or retrospective insurance premiums as a result of Entergy's participation in a secondary financial protection system and a utility industry mutual insurance company;

- changes in the quality and availability of water supplies and the related regulation of water use and diversion;

- Entergy's ability to manage its capital projects, including by completing projects timely and within budget, to obtain the anticipated performance or other benefits of such capital projects, and to manage its operation and maintenance costs;

- the effects of supply chain disruptions, including those driven by the COVID-19 global pandemic or by trade-related governmental actions, on Entergy's ability to complete its capital projects in a timely and cost-effective manner;

- Entergy's ability to purchase and sell assets at attractive prices and on other attractive terms;
- the economic climate, and particularly economic conditions in Entergy's Utility service area and events and circumstances that could influence economic conditions in those areas, including power prices and inflation, and the risk that anticipated load growth may not materialize;
- changes to federal income tax laws, regulations, and interpretive guidance, including the Inflation Reduction Act of 2022, and the continued impact of the Tax Cuts and Jobs Act of 2017 and the CARES Act of 2020, and any related intended or unintended consequences on financial results and future cash flows;
- the effects of Entergy's strategies to reduce tax payments;
- changes in the financial markets and regulatory requirements for the issuance of securities, particularly as they affect access to and cost of capital and Entergy's ability to refinance existing securities and fund investments and acquisitions;
- actions of rating agencies, including changes in the ratings of debt and preferred stock, changes in general corporate ratings, and changes in the rating agencies' ratings criteria;
- changes in inflation and interest rates and the impacts of inflation or a recession on our customers;
- the effects of litigation, including the outcome and resolution of the proceedings involving System Energy currently before the FERC and any appeals of FERC decisions in those proceedings;
- the effects of government investigations or proceedings;
- changes in technology, including (i) Entergy's ability to implement new or emerging technologies, (ii) the impact of changes relating to new, developing, or alternative sources of generation such as distributed energy and energy storage, renewable energy, energy efficiency, demand side management and other measures that reduce load and government policies incentivizing development or utilization of the foregoing, and (iii) competition from other companies offering products and services to Entergy's customers based on new or emerging technologies or alternative sources of generation;
- Entergy's ability to effectively formulate and implement plans to reduce its carbon emission rate and aggregate carbon emissions, including its commitment to achieve net-zero carbon emissions by 2050, and the potential impact on its business and financial condition of attempting to achieve such objectives;
- the effects, including increased security costs, of threatened or actual terrorism, cyber attacks or data security breaches, physical attacks on or other interference with facilities or infrastructure, natural or man-made electromagnetic pulses that affect transmission or generation infrastructure, accidents, and war or a catastrophic event such as a nuclear accident or a natural gas pipeline explosion;
- the effects of a global or geopolitical event or pandemic, such as the ongoing COVID-19 global pandemic and the military activities between Russia and Ukraine, including economic and societal disruptions; volatility in the capital markets (and any related increased cost of capital or any inability to access the capital markets or draw on available bank credit facilities); reduced demand for electricity, particularly from commercial and industrial customers; increased or unrecoverable costs; supply chain, vendor, and contractor disruptions, including as a result of trade-related sanctions; delays in completion of capital or other construction projects, maintenance, and other operations activities, including prolonged or delayed outages; impacts to Entergy's workforce availability, health, or safety; increased cybersecurity risks as a result of many employees telecommuting; increased late or uncollectible customer payments; regulatory delays; executive orders affecting, or increased regulation of, Entergy's business; changes in

- credit ratings or outlooks as a result of any of the foregoing; or other adverse impacts on Entergy's ability to execute on its business strategies and initiatives or, more generally, on Entergy's results of operations, financial condition, and liquidity;
- Entergy's ability to attract and retain talented management, directors, and employees with specialized skills;
- Entergy's ability to attract, retain, and manage an appropriately qualified workforce;
- changes in accounting standards and corporate governance best practices;
- declines in the market prices of marketable securities and resulting funding requirements and the effects on benefits costs for Entergy's defined benefit pension and other postretirement benefit plans;
- future wage and employee benefit costs, including changes in discount rates and returns on benefit plan assets;
- changes in decommissioning trust fund values or earnings or in the timing of, requirements for, or cost to decommission Entergy's nuclear plant sites and the implementation of decommissioning of such sites following shutdown;
- the effectiveness of Entergy's risk management policies and procedures and the ability and willingness of its counterparties to satisfy their financial and performance commitments; and
- Entergy and its subsidiaries' ability to successfully execute on their business strategies, including their ability to complete strategic transactions that they may undertake.

COMPARISON OF FIVE-YEAR CUMULATIVE RETURN

The following graph compares the performance of the common stock of Entergy Corporation with the Philadelphia Utility Index and the S&P 500 Index (each of which includes Entergy Corporation) for the last five years ended December 31.



	2017	2018	2019	2020	2021	2022
Entergy Corporation	$100.00	$110.60	$159.62	$137.74	$161.34	$167.03
Philadelphia Utility Index	$100.00	$103.52	$131.28	$134.85	$159.45	$160.49
S&P 500 Index	$100.00	$95.61	$125.70	$148.81	$191.48	$156.77

Assumes $100 invested at the closing price on Dec. 31, 2017, in Entergy Corporation common stock, the Philadelphia Utility Index and the S&P 500 Index, and reinvestment of all dividends.

Source: Bloomberg

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DEFINITIONS

Certain abbreviations or acronyms used in the text and notes are defined below:

Abbreviation or Acronym	Term
AFUDC	Allowance for Funds Used During Construction
ALJ	Administrative Law Judge
ANO 1 and 2	Units 1 and 2 of Arkansas Nuclear One (nuclear), owned by Entergy Arkansas
APSC	Arkansas Public Service Commission
ASU	Accounting Standards Update issued by the FASB
Board	Board of Directors of Entergy Corporation
Cajun	Cajun Electric Power Cooperative, Inc.
capacity factor	Actual plant output divided by maximum potential plant output for the period
City Council	Council of the City of New Orleans, Louisiana
COVID-19	The novel coronavirus disease declared a pandemic by the World Health Organization and the Centers for Disease Control and Prevention in March 2020
D.C. Circuit	U.S. Court of Appeals for the District of Columbia Circuit
DOE	United States Department of Energy
Entergy	Entergy Corporation and its direct and indirect subsidiaries
Entergy Corporation	Entergy Corporation, a Delaware corporation
Entergy Gulf States, Inc.	Predecessor company for financial reporting purposes to Entergy Gulf States Louisiana that included the assets and business operations of both Entergy Gulf States Louisiana and Entergy Texas
Entergy Gulf States Louisiana	Entergy Gulf States Louisiana, L.L.C., a Louisiana limited liability company formally created as part of the jurisdictional separation of Entergy Gulf States, Inc. and the successor company to Entergy Gulf States, Inc. for financial reporting purposes. The term is also used to refer to the Louisiana jurisdictional business of Entergy Gulf States, Inc., as the context requires. Effective October 1, 2015, the business of Entergy Gulf States Louisiana was combined with Entergy Louisiana.
Entergy Louisiana	Entergy Louisiana, LLC, a Texas limited liability company formally created as part of the combination of Entergy Gulf States Louisiana and the company formerly known as Entergy Louisiana, LLC (Old Entergy Louisiana) into a single public utility company and the successor to Old Entergy Louisiana for financial reporting purposes.
Entergy Texas	Entergy Texas, Inc., a Texas corporation formally created as part of the jurisdictional separation of Entergy Gulf States, Inc. The term is also used to refer to the Texas jurisdictional business of Entergy Gulf States, Inc., as the context requires.
Entergy Wholesale Commodities	Entergy's non-utility business segment primarily comprised of the ownership, operation, and decommissioning of nuclear power plants, the ownership of interests in non-nuclear power plants, and the sale of the electric power produced by its operating power plants to wholesale customers. In June 2022, Entergy completed its multi-year strategy to exit the merchant nuclear power business. Effective January 1, 2023, Entergy Wholesale Commodities is no longer a reportable business segment.
EPA	United States Environmental Protection Agency
ERCOT	Electric Reliability Council of Texas
FASB	Financial Accounting Standards Board
FERC	Federal Energy Regulatory Commission
FitzPatrick	James A. FitzPatrick Nuclear Power Plant (nuclear), previously owned by an Entergy subsidiary in the Entergy Wholesale Commodities business segment, which was sold in March 2017
GAAP	Generally Accepted Accounting Principles

Abbreviation or Acronym	Term
Grand Gulf	Unit No. 1 of Grand Gulf Nuclear Station (nuclear), 90% owned or leased by System Energy
GWh	Gigawatt-hour(s), which equals one million kilowatt-hours
HLBV	Hypothetical liquidation at book value
Independence	Independence Steam Electric Station (coal), owned 16% by Entergy Arkansas, 25% by Entergy Mississippi, and 7% by Entergy Power, LLC
Indian Point 2	Unit 2 of Indian Point Energy Center (nuclear), previously owned by an Entergy subsidiary in the Entergy Wholesale Commodities business segment, which ceased power production in April 2020 and was sold in May 2021
Indian Point 3	Unit 3 of Indian Point Energy Center (nuclear), previously owned by an Entergy subsidiary in the Entergy Wholesale Commodities business segment, which ceased power production in April 2021 and was sold in May 2021
IRS	Internal Revenue Service
ISO	Independent System Operator
kV	Kilovolt
kW	Kilowatt, which equals one thousand watts
kWh	Kilowatt-hour(s)
LDEQ	Louisiana Department of Environmental Quality
LPSC	Louisiana Public Service Commission
LURC	Louisiana Utilities Restoration Corporation
Mcf	1,000 cubic feet of gas
MISO	Midcontinent Independent System Operator, Inc., a regional transmission organization
MMBtu	One million British Thermal Units
MPSC	Mississippi Public Service Commission
MW	Megawatt(s), which equals one thousand kilowatts
MWh	Megawatt-hour(s)
Nelson Unit 6	Unit No. 6 (coal) of the Nelson Steam Electric Generating Station, 70% of which is co-owned by Entergy Louisiana (57.5%) and Entergy Texas (42.5%) and 10.9% of which is owned by an Entergy subsidiary in the Entergy Wholesale Commodities business segment
Net debt to net capital ratio	Gross debt less cash and cash equivalents divided by total capitalization less cash and cash equivalents, which is a non-GAAP measure
NRC	Nuclear Regulatory Commission
Palisades	Palisades Nuclear Plant (nuclear), previously owned by an Entergy subsidiary in the Entergy Wholesale Commodities business segment, which ceased power production in May 2022 and was sold in June 2022
Parent & Other	The portions of Entergy not included in the Utility or Entergy Wholesale Commodities segments, primarily consisting of the activities of the parent company, Entergy Corporation
Pilgrim	Pilgrim Nuclear Power Station (nuclear), previously owned by an Entergy subsidiary in the Entergy Wholesale Commodities business segment, which ceased power production in May 2019 and was sold in August 2019
PPA	Purchased power agreement or power purchase agreement
PRP	Potentially responsible party (a person or entity that may be responsible for remediation of environmental contamination)
PUCT	Public Utility Commission of Texas

Abbreviation or Acronym	Term
Registrant Subsidiaries	Entergy Arkansas, LLC, Entergy Louisiana, LLC, Entergy Mississippi, LLC, Entergy New Orleans, LLC, Entergy Texas, Inc., and System Energy Resources, Inc.
River Bend	River Bend Station (nuclear), owned by Entergy Louisiana
RTO	Regional transmission organization
SEC	Securities and Exchange Commission
System Agreement	Agreement, effective January 1, 1983, as modified, among the Utility operating companies relating to the sharing of generating capacity and other power resources. The agreement terminated effective August 2016.
System Energy	System Energy Resources, Inc.
Unit Power Sales Agreement	Agreement, dated as of June 10, 1982, as amended and approved by the FERC, among Entergy Arkansas, Entergy Louisiana, Entergy Mississippi, Entergy New Orleans, and System Energy, relating to the sale of capacity and energy from System Energy's share of Grand Gulf
Utility	Entergy's business segment that generates, transmits, distributes, and sells electric power, with a small amount of natural gas distribution
Utility operating companies	Entergy Arkansas, Entergy Louisiana, Entergy Mississippi, Entergy New Orleans, and Entergy Texas
Vermont Yankee	Vermont Yankee Nuclear Power Station (nuclear), previously owned by an Entergy subsidiary in the Entergy Wholesale Commodities business segment, which ceased power production in December 2014 and was disposed of in January 2019
Waterford 3	Unit No. 3 (nuclear) of the Waterford Steam Electric Station, owned by Entergy Louisiana
weather-adjusted usage	Electric usage excluding the effects of deviations from normal weather
White Bluff	White Bluff Steam Electric Generating Station, 57% owned by Entergy Arkansas

Entergy operates primarily through two business segments: Utility and Entergy Wholesale Commodities.

- The **Utility** business segment includes the generation, transmission, distribution, and sale of electric power in portions of Arkansas, Mississippi, Texas, and Louisiana, including the City of New Orleans; and operation of a small natural gas distribution business.
- The **Entergy Wholesale Commodities** business segment includes the ownership, operation, and decommissioning of nuclear power plants located in the northern United States and the sale of the electric power produced by its operating plants to wholesale customers. Entergy Wholesale Commodities also provides services to other nuclear power plant owners and owns interests in non-nuclear power plants that sell the electric power produced by those plants to wholesale customers. See "**Entergy Wholesale Commodities Exit from the Merchant Power Business**" below for discussion of the shutdown and sale of each of the Entergy Wholesale Commodities nuclear power plants. With the sale of Palisades in June 2022, Entergy completed its multi-year strategy to exit the merchant nuclear power business. Upon completion of all transition activities, effective January 1, 2023, Entergy Wholesale Commodities is no longer a reportable business segment.

Following are the percentages of Entergy's consolidated revenues generated by its operating segments and the percentage of total assets by operating segment. Net income or loss generated by the operating segments is discussed in the sections that follow.

Segment	% of Revenue			% of Total Assets		
	2022	2021	2020	2022	2021	2020
Utility	98	94	91	105	100	96
Entergy Wholesale Commodities	2	6	9	1	2	7
Parent & Other (a)	—	—	—	(6)	(2)	(3)

See Note 13 to the financial statements for further financial information regarding Entergy's business segments.

(a) Parent & Other includes eliminations, which are primarily intersegment activity.

Results of Operations

2022 Compared to 2021

Following are income statement variances for Utility, Entergy Wholesale Commodities, Parent & Other, and Entergy comparing 2022 to 2021 showing how much the line item increased or (decreased) in comparison to the prior period.

	Utility	Entergy Wholesale Commodities	Parent & Other (a)	Entergy
		(In Thousands)		
2021 Net Income (Loss) Attributable to Entergy Corporation	$1,490,420	($122,877)	($249,051)	$1,118,492
Operating revenues	2,376,130	(354,703)	(86)	2,021,341
Fuel, fuel-related expenses, and gas purchased for resale	1,258,938	15,816	1	1,274,755
Purchased power	279,366	10,502	(1)	289,867
Other regulatory charges (credits) - net	557,775	—	—	557,775
Other operation and maintenance	242,734	(183,505)	10,609	69,838
Asset write-offs, impairments, and related charges (credits)	—	(427,089)	—	(427,089)
Taxes other than income taxes	73,956	(953)	245	73,248
Depreciation and amortization	108,671	(30,111)	(1,823)	76,737
Other income (deductions)	(165,445)	(119,292)	(94,802)	(379,539)
Interest expense	58,171	(5,620)	24,992	77,543
Other expenses	19,453	(118,392)	—	(98,939)
Income taxes	(298,472)	79,846	(11,726)	(230,352)
Preferred dividend requirements of subsidiaries and noncontrolling interests	(6,092)	—	(163)	(6,255)
2022 Net Income (Loss) Attributable to Entergy Corporation	$1,406,605	$62,634	($366,073)	$1,103,166

(a) Parent & Other includes eliminations, which are primarily intersegment activity.

Results of operations for 2022 include: 1) a regulatory charge of $551 million ($413 million net-of-tax), recorded at Utility, as a result of System Energy's partial settlement agreement and offer of settlement related to pending proceedings before the FERC; 2) a $283 million reduction in income tax expense as a result of the Hurricane Laura, Hurricane Delta, Hurricane Zeta, Winter Storm Uri, and Hurricane Ida securitization financing, which also resulted in a $224 million ($165 million net-of-tax) regulatory charge, recorded at Utility, to reflect Entergy Louisiana's obligation to provide credits to its customers in recognition of obligations related to an LPSC ancillary order issued as part of the securitization regulatory proceeding; and 3) a gain of $166 million ($130 million net-of-tax), reflected in "Asset write-offs, impairments, and related charges (credits)," as a result of the sale of the Palisades plant in June 2022. See Note 2 to the financial statements for further discussion of the System Energy settlement with the MPSC. See Notes 2 and 3 to the financial statements for further discussion of the Entergy Louisiana securitization. See Note 14 to the financial statements for further discussion of the sale of the Palisades plant.

Results of operations for 2021 include a charge of $340 million ($268 million net-of-tax), reflected in "Asset write-offs, impairments, and related charges (credits)," as a result of the sale of the Indian Point Energy

Center in May 2021. See Note 14 to the financial statements for further discussion of the sale of the Indian Point Energy Center.

Operating Revenues

Utility

Following is an analysis of the change in operating revenues comparing 2022 to 2021:

	Amount
	(In Millions)
2021 operating revenues	$11,045
Fuel, rider, and other revenues that do not significantly affect net income	1,713
Retail electric price	331
Volume/weather	276
Storm restoration carrying costs	59
Return of unprotected excess accumulated deferred income taxes to customers	34
Retail one-time bill credit	(37)
2022 operating revenues	**$13,421**

The Utility operating companies' results include revenues from rate mechanisms designed to recover fuel, purchased power, and other costs such that the revenues and expenses associated with these items generally offset and do not affect net income. "Fuel, rider, and other revenues that do not significantly affect net income" includes the revenue variance associated with these items.

The retail electric price variance is primarily due to:

- an increase in Entergy Arkansas's formula rate plan rates effective January 2022;
- increases in Entergy Louisiana's formula rate plan revenues, including increases in the distribution and transmission recovery mechanisms, effective September 2021 and September 2022;
- increases in Entergy Mississippi's formula rate plan rates effective April 2021, July 2021, April 2022, and August 2022;
- increases in Entergy New Orleans's formula rate plan rates effective November 2021 and September 2022; and
- increases in the transmission cost recovery factor rider effective March 2021 and March 2022, an increase in the distribution cost recovery factor rider effective January 2022, the implementation of the generation cost recovery rider, which includes the first-year revenue requirement for the Montgomery County Power Station, effective in late January 2021, and the implementation of the generation cost recovery relate-back rider for the Montgomery County Power Station effective August 2022, each at Entergy Texas.

See Note 2 to the financial statements for further discussion of the regulatory proceedings discussed above.

The volume/weather variance is primarily due to an increase of 5,807 GWh, or 5%, in electricity usage across all customer classes, including the effect of more favorable weather on residential sales. The increase in industrial usage was due to an increase in demand from expansion projects, primarily in the chemicals, transportation, and petroleum refining industries, an increase in demand from cogeneration customers, an increase in demand from existing customers, primarily in the chemicals, pulp and paper, and transportation industries, including prior year temporary plant shutdowns and prior year plant operating issues, and an increase in demand from small industrial customers. The increase in commercial usage was primarily due to the effect of the

COVID-19 pandemic on businesses in 2021. The increased usage from these industrial and commercial customers has a relatively smaller effect on operating revenues because a larger portion of the revenues from those customers comes from fixed charges.

Storm restoration carrying costs, representing the equity component of storm restoration carrying costs, includes $37 million at Entergy Louisiana and $22 million at Entergy Texas, recorded in second quarter 2022, recognized as part of the Entergy Louisiana storm cost securitization in May 2022 and the Entergy Texas storm cost securitization in April 2022. See Note 2 to the financial statements for discussion of storm cost securitizations.

The return of unprotected excess accumulated deferred income taxes to customers resulted from activity at the Utility operating companies in response to the enactment of the Tax Cuts and Jobs Act. The return of unprotected excess accumulated deferred income taxes began in second quarter 2018. In 2022, $53 million was returned to customers through reductions in operating revenues as compared to $87 million in 2021. There was no effect on net income as the reductions in operating revenues were offset by reductions in income tax expense. See Note 2 to the financial statements for further discussion of regulatory activity regarding the Tax Cuts and Jobs Act.

The retail one-time bill credit represents the disbursement of settlement proceeds in the form of a one-time bill credit provided to Entergy Mississippi's retail customers during the September 2022 billing cycle as a result of the System Energy settlement agreement with the MPSC. See Note 2 to the financial statements for discussion of the settlement agreement and the MPSC directive related to the disbursement of settlement proceeds.

Total electric energy sales for Utility for the years ended December 31, 2022 and 2021 are as follows:

	2022	2021	% Change
	(GWh)		
Residential	37,134	35,230	5
Commercial	27,982	26,800	4
Industrial	52,501	49,866	5
Governmental	2,512	2,426	4
Total retail	120,129	114,322	5
Sales for resale	15,968	16,656	(4)
Total	136,097	130,978	4

See Note 19 to the financial statements for additional discussion of operating revenues.

Entergy Wholesale Commodities

Operating revenues for Entergy Wholesale Commodities decreased from $698 million for 2021 to $343 million for 2022 primarily due to the shutdown of Indian Point 3 in April 2021 and Palisades in May 2022.

Following are key performance measures for Entergy Wholesale Commodities for 2022 and 2021:

	2022	2021
Owned capacity (MW) (a)	181	1,205
GWh billed	4,570	11,328
Entergy Wholesale Commodities Nuclear Fleet		
Capacity factor	93%	97%
GWh billed	2,741	9,836
Average energy price ($/MWh)	$48.99	$54.56
Average capacity price ($/kW-month)	$0.15	$0.26

(a)   The reduction in owned capacity is due to the shutdown of the 811 MW Palisades plant in May 2022 and a decrease of 213 MW resulting from the sale of Entergy's 50% membership interest in RS Cogen, L.L.C., an unconsolidated joint venture which owns the RS Cogen plant, in October 2022. With the sale of Palisades in June 2022, Entergy completed its multi-year strategy to exit the merchant nuclear power business.

Other Income Statement Items

Utility

Other operation and maintenance expenses increased from $2,657 million for 2021 to $2,900 million for 2022 primarily due to:

- an increase of $79 million in power delivery expenses primarily due to higher vegetation maintenance costs, higher reliability costs, and higher safety and training costs, partially offset by a decrease in meter reading expenses as a result of the deployment of advanced metering systems;
- an increase of $44 million in nuclear generation expenses primarily due to a higher scope of work performed in 2022 as compared to 2021 and higher nuclear labor costs;
- an increase of $20 million in bad debt expense primarily due to the deferral in 2021 of bad debt expense resulting from the COVID-19 pandemic. See Note 2 to the financial statements for discussion of regulatory activity associated with the COVID-19 pandemic;
- an increase of $19 million in non-nuclear generation expenses primarily due to higher costs associated with materials and supplies in 2022 as compared to 2021;
- an increase of $18 million in customer service center support costs primarily due to higher contract costs;
- an increase of $16 million in energy efficiency expenses primarily due to the timing of recovery from customers;
- an increase of $10 million due to a $15 million gain on the sale of a pipeline recorded in 2021 as compared to a $5 million contingent gain recorded on the 2021 sale in 2022; and
- several individually insignificant items.

Taxes other than income taxes increased primarily due to increases in ad valorem taxes resulting from higher assessments, increases in franchise taxes, and increases in employment taxes.

Depreciation and amortization expenses increased primarily due to additions to plant in service and updated depreciation rates used in calculating Grand Gulf plant depreciation and amortization expenses under the Unit Power Sales Agreement, effective March 1, 2022, subject to refund. The increase was partially offset by a reduction in depreciation expense at System Energy related to the Grand Gulf sale-leaseback property, which resulted from the FERC order on the Grand Gulf sale-leaseback renewal complaint in December 2022. See Note 2 to the financial statements for further discussion of the Unit Power Sales Agreement and for further discussion of the Grand Gulf sale-leaseback renewal complaint.

Other regulatory charges (credits) - net includes:

- the reversal in first quarter 2021 of the remaining $39 million regulatory liability for Entergy Arkansas's 2019 historical year netting adjustment as part of its 2020 formula rate plan proceeding. See Note 2 to the financial statements for discussion of the 2020 formula rate plan filing;
- a regulatory charge of $224 million, recorded by Entergy Louisiana in second quarter 2022, to reflect its obligation to provide credits to its customers in recognition of obligations related to an LPSC ancillary order issued in the Hurricane Laura, Hurricane Delta, Hurricane Zeta, Winter Storm Uri, and Hurricane Ida securitization regulatory proceeding. See Note 2 to the financial statements for discussion of the storm cost securitization;
- regulatory credits of $20 million, recorded by Entergy Mississippi in the second quarter 2021, to reflect the effects of the joint stipulation reached in the 2021 formula rate plan filing proceeding. See Note 2 to the financial statements for discussion of the 2021 formula rate plan filing;
- regulatory credits of $19 million, recorded by Entergy Mississippi in the fourth quarter 2021, to reflect that the 2021 earned return was below the formula bandwidth. See Note 2 to the financial statements for discussion of Entergy Mississippi's formula rate plan filings;
- regulatory credits of $23 million, recorded by Entergy Mississippi in the third quarter 2022, to reflect the effects of the joint stipulation reached in the 2022 formula rate plan filing proceeding. See Note 2 to the financial statements for discussion of the 2022 formula rate plan filing;
- regulatory credits of $18 million, recorded by Entergy Mississippi in the fourth quarter 2022, to reflect that the 2022 estimated earned return was below the formula bandwidth. See Note 2 to the financial statements for discussion of Entergy Mississippi's formula rate plan filings; and
- a regulatory charge of $551 million, recorded by System Energy in second quarter 2022, to reflect the effects of the partial settlement agreement and offer of settlement related to pending proceedings before the FERC. See Note 2 to the financial statements for discussion of the partial settlement agreement.

In addition, Entergy records a regulatory charge or credit for the difference between asset retirement obligation-related expenses and nuclear decommissioning trust earnings plus asset retirement obligation related costs collected in revenue.

Other income decreased primarily due to:

- changes in decommissioning trust fund activity, including portfolio rebalancing of the decommissioning trust funds in 2022 and 2021; and
- a $32 million charge at Entergy Louisiana for the LURC's 1% beneficial interest in the storm trust established as part of the Hurricane Laura, Hurricane Delta, Hurricane Zeta, Winter Storm Uri, and Hurricane Ida securitization.

This decrease was partially offset by:

- an increase of $58 million in intercompany dividend income. The increase in intercompany dividend income results from the Entergy Louisiana storm trust's investment of securitization proceeds in affiliated preferred membership interests, partially offset by the liquidation of Entergy Louisiana's investment in affiliated preferred membership interests acquired in connection with previous securitizations of storm restoration costs. The intercompany dividend income on the affiliate preferred membership interests is eliminated for consolidation purposes and has no effect on net income since the investment is in another Entergy subsidiary; and
- an increase of $17 million due to the recognition of storm restoration carrying costs, primarily related to Hurricane Ida.

See Note 2 to the financial statements for discussion of the securitization.

Interest expense increased primarily due to:

- the issuance by Entergy Arkansas of $400 million of 3.35% Series mortgage bonds in March 2021;
- the issuance by Entergy Arkansas of $200 million of 4.20% Series mortgage bonds in March 2022;
- the issuances by Entergy Louisiana of $500 million of 2.35% Series mortgage bonds and $500 million of 3.10% Series mortgage bonds, each in March 2021;
- the issuance by Entergy Louisiana of $1 billion of 0.95% Series mortgage bonds in October 2021;
- the $1.2 billion unsecured term loan drawn by Entergy Louisiana in January 2022. The term loan was repaid in June 2022;
- the issuance by Entergy Louisiana of $500 million of 4.75% Series mortgage bonds in August 2022;
- the issuance by Entergy Mississippi of $200 million of 3.50% Series mortgage bonds in March 2021;
- the issuance by Entergy Mississippi of $200 million of 2.55% Series mortgage bonds in November 2021;
- the issuances by Entergy New Orleans of $90 million of 4.19% Series mortgage bonds and $70 million of 4.51% Series mortgage bonds, each in November 2021;
- the issuance by Entergy Texas of $290.85 million of senior secured system restoration bonds in April 2022; and
- the issuance by Entergy Texas of $325 million of 5.00% Series mortgage bonds in August 2022.

The increase was partially offset by the repayment by Entergy Arkansas of $350 million of 3.75% Series mortgage bonds in February 2021 and the repayment by Entergy Louisiana of $200 million of 4.8% Series mortgage bonds in May 2021.

See Note 5 to the financial statements for a discussion of long-term debt.

Noncontrolling interests reflects the earnings or losses attributable to the noncontrolling interest partner of Entergy Arkansas's tax equity partnership for the Searcy Solar facility and Entergy Mississippi's tax equity partnership for the Sunflower Solar facility, both under HLBV accounting, and to the LURC's beneficial interest in the Entergy Louisiana storm trust. Entergy Arkansas recorded regulatory charges of $5 million in 2022 compared to $18 million in 2021 to defer the difference between the losses allocated to the tax equity partner under the HLBV method of accounting and the earnings/loss that would have been allocated to the tax equity partner under its respective ownership percentage in the partnership. Entergy Mississippi recorded regulatory charges of $21 million in 2022 to defer the difference between the losses allocated to the tax equity partner under the HLBV method of accounting and the earnings/loss that would have been allocated to the tax equity partner under its respective ownership percentage in the partnership. See Note 1 to the financial statements for discussion of the HLBV method of accounting.

Entergy Wholesale Commodities

Other operation and maintenance expenses decreased from $287 million for 2021 to $103 million for 2022 primarily due to:

- a decrease of $167 million resulting from the absence of expenses from Indian Point 3, after it was shut down in April 2021, and Palisades, after it was shut down in May 2022; and
- a decrease of $10 million in severance and retention expenses. Severance and retention expenses were incurred in 2022 and 2021 due to management's strategy to exit the Entergy Wholesale Commodities merchant power business.

See "**Entergy Wholesale Commodities Exit from the Merchant Power Business**" below for a discussion of management's strategy to shut down and sell all of the plants in Entergy Wholesale Commodities' merchant nuclear fleet. See Note 13 to the financial statements for further discussion of severance and retention expenses.

Asset write-offs, impairments, and related charges (credits) for 2022 include a gain of $166 million ($130 million net-of-tax) as a result of the sale of the Palisades plant in June 2022. Asset write-offs, impairments, and related charges (credits) for 2021 include a charge of $340 million ($268 million net-of-tax) as a result of the sale of the Indian Point Energy Center in May 2021, partially offset by the effect of recording in 2021 a final judgment in the amount of $83 million ($66 million net-of-tax) to resolve the Indian Point 2 third round and Indian Point 3 second round combined damages case against the DOE related to spent nuclear fuel storage costs. See "**Entergy Wholesale Commodities Exit from the Merchant Power Business**" below for a discussion of management's strategy to shut down and sell all of the plants in Entergy Wholesale Commodities' merchant nuclear fleet. See Note 14 to the financial statements for discussion of the impairment of long-lived assets and the sale of the Indian Point Energy Center and the Palisades plant. See Note 8 to the financial statements for discussion of spent nuclear fuel litigation.

Depreciation and amortization expenses decreased primarily due to the absence of depreciation expense from Indian Point 3, after it was shut down in April 2021, and Palisades, after it was shut down in May 2022. The decrease was partially offset by the effect of recording in 2021 a final judgment to resolve claims in the Palisades damages case against the DOE related to spent nuclear fuel storage costs. The damages awarded included $9 million of spent nuclear fuel storage costs previously recorded as depreciation expense. See Note 8 to the financial statements for discussion of spent nuclear fuel litigation.

Other income decreased primarily due to the absence of earnings from the nuclear decommissioning trust funds that were transferred in the sale of the Indian Point Energy Center in May 2021 and the sale of Palisades in June 2022, partially offset by lower non-service pension costs. See Notes 15 and 16 to the financial statements for a discussion of decommissioning trust fund investments. See Note 14 to the financial statements for a discussion of the sale of the Indian Point Energy Center and the Palisades plant. See Note 11 to the financial statements for a discussion of pension and other postretirement benefits costs.

Other expenses decreased primarily due to the absence of decommissioning expense from Indian Point 2 and Indian Point 3, after the sale of the Indian Point Energy Center in May 2021, and from Palisades, after the sale of Palisades in June 2022, and a decrease in nuclear refueling outage expenses as a result of the sale of Palisades. See Note 14 to the financial statements for a discussion of the sale of the Indian Point Energy Center and the Palisades plant.

Parent and Other

Other income decreased primarily due to the elimination for consolidation purposes of intercompany dividend income of $58 million, as discussed above, and the timing of charitable contributions.

Interest expense increased primarily due to higher variable interest rates on commercial paper in 2022. See Note 4 to the financial statements for discussion of Entergy's commercial paper program.

Income Taxes

The effective income tax rates were (3.7%) for 2022 and 14.6% for 2021. See Note 3 to the financial statements for a reconciliation of the federal statutory rate of 21% to the effective income tax rates, and for additional discussion regarding income taxes.

2021 Compared to 2020

See "**MANAGEMENT'S FINANCIAL DISCUSSION AND ANALYSIS - Results of Operations**" in Item 7 of Entergy's Annual Report on Form 10-K for the year ended December 31, 2021 filed with the SEC on February 25, 2022 for discussion of results of operations for 2021 compared to 2020.

Income Tax Legislation

The Inflation Reduction Act of 2022, signed into law on August 16, 2022, significantly expanded federal tax incentives for clean energy production, including the extension of production tax credits to solar projects and certain qualified nuclear power plants. Additionally, the Inflation Reduction Act of 2022 enacted a 1% excise tax on the buyback of public company stock and a new corporate alternative minimum tax (CAMT). Effective for tax years beginning after December 31, 2022, the CAMT imposes a 15% tax on the Adjusted Financial Statement Income (AFSI) on each corporation in a group of corporations that averages greater than $1 billion in AFSI over a three-year period. Taxpayers subject to the CAMT regime must pay the greater of 15% of AFSI or their regular federal tax liability. Entergy and the Registrant Subsidiaries are closely monitoring any potential impact associated with the expansion of federal tax incentives, the 1% excise tax, and CAMT. In December 2022 the IRS issued a notice which provided guidance regarding the application of the CAMT. Based on this initial guidance and current internal forecasts, Entergy and the Registrant Subsidiaries may be subject to the CAMT beginning in the next two to three years. The United States Treasury Department is expected to issue further guidance that will clarify how the tax credit provisions and CAMT provisions will be interpreted and applied. This guidance will determine the amount of tax credits and incremental cash tax payments Entergy expects in the future as a result of the legislation. Prior to receiving this guidance, Entergy cannot adequately assess the expected future effects on its results of operations, financial position, and cash flows. There are no effects on the financial statements as of and for the year ended December 31, 2022.

Entergy Wholesale Commodities Exit from the Merchant Power Business

In 2022, management completed its multi-year strategy to manage and reduce the risk of the Entergy Wholesale Commodities business, including exiting the merchant nuclear power business. As a result of that strategy, management evaluated the challenges for each of the Entergy Wholesale Commodities plants based on a variety of factors such as their market for both energy and capacity, their size, their contracted positions, and the amount of investment required to continue to operate and maintain the safety and integrity of the plants, including the estimated asset retirement costs. Entergy sold its FitzPatrick plant to Exelon in March 2017 and, as discussed below, transferred its Vermont Yankee plant to NorthStar in January 2019, sold its Pilgrim plant to Holtec in August 2019, sold its Indian Point plants to Holtec in May 2021, and sold its Palisades plant to Holtec in June 2022. The Palisades sale transaction included the sale of Big Rock Point, a non-operating nuclear facility in Michigan. Entergy also sold the Rhode Island State Energy Center, a natural gas-fired combined cycle generating plant, in December 2015.

Shutdown and Disposition of Vermont Yankee

On December 29, 2014, the Vermont Yankee plant ceased power production and entered its decommissioning phase. In November 2016, Entergy entered into an agreement to transfer 100% of the membership interests in Entergy Nuclear Vermont Yankee, LLC to a subsidiary of NorthStar. Entergy Nuclear Vermont Yankee was the owner of the Vermont Yankee plant. The transaction included the transfer of the nuclear decommissioning trust fund and the asset retirement obligation for the spent fuel management and decommissioning of the plant.

In March 2018, Entergy and NorthStar entered into a settlement agreement and a Memorandum of Understanding with State of Vermont agencies and other interested parties that set forth the terms on which the agencies and parties supported the Vermont Public Utility Commission's approval of the transaction. The agreements provided additional financial assurance for decommissioning, spent fuel management and site restoration, and detailed the site restoration standards. In October 2018 the NRC issued an order approving the application to transfer Vermont Yankee's license to NorthStar for decommissioning. In December 2018 the Vermont Public Utility Commission issued an order approving the transaction consistent with the Memorandum of Understanding's terms. On January 11, 2019, Entergy and NorthStar closed the transaction.

Entergy Nuclear Vermont Yankee had an outstanding credit facility that was used to pay for dry fuel storage costs. This credit facility was guaranteed by Entergy Corporation. A subsidiary of Entergy assumed the obligations under the credit facility, and it remains outstanding. At the closing of the sale transaction, NorthStar caused Entergy Nuclear Vermont Yankee, renamed NorthStar Vermont Yankee, to issue a $139 million promissory note to the Entergy subsidiary that assumed the credit facility obligations. The amount of the note includes the balance outstanding on the credit facility, as well as borrowing fees and costs incurred by Entergy in connection with the credit facility. See Note 4 to the financial statements for details of the Vermont Yankee credit facility.

Shutdown and Sale of Pilgrim

In October 2015, Entergy determined that it would close the Pilgrim plant, and Pilgrim ceased operations in May 2019. On July 30, 2018, Entergy entered into a purchase and sale agreement with Holtec International to sell to a Holtec subsidiary 100% of the equity interests in Entergy Nuclear Generation Company, LLC, the owner of Pilgrim, for $1,000 (subject to adjustments for net liabilities and other amounts). On August 22, 2019, the NRC approved the transfer of Pilgrim's facility licenses to Holtec. On August 26, 2019, Entergy and Holtec closed the transaction.

The sale of Entergy Nuclear Generation Company, LLC to Holtec included the transfer of the nuclear decommissioning trust and obligation for spent fuel management and plant decommissioning. The transaction resulted in a loss of $190 million ($156 million net-of-tax) in 2019.

Shutdown and Sale of Indian Point 2 and Indian Point 3

Pursuant to a January 2017 settlement agreement among Entergy, New York State, several New York State agencies, and Riverkeeper, Inc., Indian Point 2 ceased commercial operations on April 30, 2020, and Indian Point 3 ceased commercial operations on April 30, 2021. In April 2019, Entergy entered into an agreement to sell, directly or indirectly, 100% of the equity interests in the subsidiaries that own Indian Point 1, Indian Point 2, and Indian Point 3 to a Holtec subsidiary for decommissioning the plants. The NRC issued an order approving the transfer of the Indian Point licenses in November 2020. In April 2021, Entergy and Holtec filed a joint settlement proposal with the New York Public Service Commission (NYPSC) that resolved all issues among all interested parties, including several New York State agencies and the local taxing jurisdictions. In May 2021 the NYPSC approved the joint settlement proposal and the transaction.

Indian Point 2 was shut down in April 2020 and defueled in May 2020, and Indian Point 3 was shut down in April 2021 and defueled in May 2021. The transaction closed in May 2021. The sale included the transfer of the licenses, spent fuel, decommissioning liabilities, and nuclear decommissioning trusts for the three units. The transaction resulted in a charge of $340 million ($268 million net-of-tax) in the second quarter of 2021. See Note 14 to the financial statements for further discussion of the sale of the Indian Point Energy Center.

Shutdown and Sale of Palisades

Almost all of the Palisades output was sold under a power purchase agreement with Consumers Energy, entered into when the plant was acquired in 2007, that was scheduled to expire in 2022. In December 2016, Entergy reached an agreement with Consumers Energy to amend the existing PPA to terminate early, on May 31, 2018. Pursuant to the agreement to amend the PPA, Consumers Energy would pay Entergy $172 million for the early termination of the PPA. The PPA amendment agreement was subject to regulatory approvals, including approval by the Michigan Public Service Commission. Separately, Entergy intended to shut down the Palisades nuclear power plant permanently on October 1, 2018, after refueling in the spring of 2017 and operating through the end of that fuel cycle.

In September 2017 the Michigan Public Service Commission issued an order conditionally approving the PPA amendment transaction, but only granting Consumers Energy recovery of $136.6 million of the $172 million requested early termination payment. As a result, Entergy and Consumers Energy agreed to terminate the PPA amendment agreement. Entergy continued to operate Palisades under the existing PPA with Consumers Energy, instead of shutting down in the fall of 2018 as previously planned.

On July 30, 2018, Entergy entered into a purchase and sale agreement with Holtec International to sell to a Holtec subsidiary 100% of the equity interests in the subsidiary that owns Palisades and the Big Rock Point Site, for $1,000 (subject to adjustment for net liabilities and other amounts). In February 2020 the parties signed an amendment to the purchase and sale agreement to remove the closing condition that the nuclear decommissioning trust fund must have a specified amount and Entergy agreed to contribute $20 million to the nuclear decommissioning trust fund at closing, among other amendments. Pursuant to a subsequent agreement the $20 million was paid to Holtec in September 2021.

In December 2020, Entergy and Holtec submitted a license transfer application to the NRC requesting approval to transfer the Palisades and Big Rock Point licenses from Entergy to Holtec. In February 2021 several parties filed with the NRC petitions to intervene and requests for hearing challenging the license transfer application. In March 2021, Entergy and Holtec filed answers opposing the petitions to intervene and hearing requests, and the petitioners filed replies. In March 2021 an additional party also filed a petition to intervene and request for hearing. Entergy and Holtec filed an answer to the March 2021 petition in April 2021. The NRC issued an order approving the application in December 2021, subject to the NRC's authority to condition, revise, or rescind the approval order based on the resolution of four pending requests for hearing. These petitions and requests for hearing remained pending with the NRC at the time of the closing of the Palisades transaction. In July 2022 the NRC issued an order granting the Michigan Attorney General's petition hearing request. The hearing was held in February 2023.

Palisades was shut down in May 2022 and defueled in June 2022. The transaction closed in June 2022. The sale included the transfer of the nuclear decommissioning trust and the asset retirement obligation for spent fuel management and plant decommissioning. The transaction resulted in a gain of $166 million ($130 million net-of-tax) in the second quarter of 2022. See Note 14 to the financial statements for further discussion of the sale of the Palisades plant.

Other Business Activities

In addition, Entergy Wholesale Commodities includes the ownership of interests in non-nuclear power plants that sell the electric power produced by those plants to wholesale customers. Entergy Wholesale Commodities also provides decommissioning-related services to nuclear power plants owned by non-affiliated entities in the United States.

In April 2022, Entergy and Nebraska Public Power District signed an agreement to mutually terminate the management support services contract, under which Entergy provided plant operation support services for the 800 MW Cooper Nuclear Station located near Brownville, Nebraska, effective July 31, 2022.

In October 2022, Entergy sold its 50% membership interest in RS Cogen, L.L.C., an unconsolidated joint venture which owns the RS Cogen plant, to a subsidiary of the other 50% equity partner. Entergy sold its 50% membership interest in RS Cogen, L.L.C. for approximately $5 million with no resulting income statement effect.

Costs Associated with Exit of the Entergy Wholesale Commodities Business

Entergy incurred approximately $3 million in costs in 2022, $12 million in costs in 2021, and $71 million in costs in 2020 associated with management's strategy to exit the Entergy Wholesale Commodities merchant power business, primarily employee retention and severance expenses and other benefits-related costs and contracted economic development contributions. See Note 13 to the financial statements for further discussion of these costs.

Entergy Wholesale Commodities incurred $1 million in 2022, $7 million in 2021, and $19 million in 2020 of impairment charges primarily related to nuclear fuel spending and expenditures for capital assets. These costs were charged to expense as incurred as a result of the impaired value of certain of the Entergy Wholesale Commodities nuclear plants' long-lived assets due to the significantly reduced remaining estimated operating lives associated with management's strategy to exit the Entergy Wholesale Commodities merchant power business. See Note 14 to the financial statements for further discussion of the impairment charges.

Liquidity and Capital Resources

This section discusses Entergy's capital structure, capital spending plans and other uses of capital, sources of capital, and the cash flow activity presented in the cash flow statement.

Capital Structure

Entergy's debt to capital ratio is shown in the following table. The decrease in the debt to capital ratio is primarily due to an increase in equity resulting from the settlement of approximately $870 million of equity forward sales agreements, partially offset by the net issuance of debt in 2022. See Note 7 to the financial statements for discussion of the forward sales agreements and Note 5 to the financial statements for a discussion of long-term debt.

	December 31, 2022	December 31, 2021
Debt to capital	66.9%	69.5%
Effect of excluding securitization bonds	(0.3%)	(0.1%)
Debt to capital, excluding securitization bonds (non-GAAP) (a)	66.6%	69.4%
Effect of subtracting cash	(0.1%)	(0.3%)
Net debt to net capital, excluding securitization bonds (non-GAAP) (a)	66.5%	69.1%

(a)   Calculation excludes the Entergy New Orleans and Entergy Texas securitization bonds, which are non-recourse to Entergy New Orleans and Entergy Texas, respectively.

As of December 31, 2022, 18.6% of the debt outstanding is at the parent company, Entergy Corporation, 80.9% is at the Utility, and 0.5% is at Entergy Wholesale Commodities. Net debt consists of debt less cash and cash equivalents. Debt consists of notes payable and commercial paper, finance lease obligations, and long-term debt, including the currently maturing portion. Capital consists of debt, common shareholders' equity, and subsidiaries' preferred stock without sinking fund. Net capital consists of capital less cash and cash equivalents. The debt to capital ratio excluding securitization bonds and net debt to net capital ratio excluding securitization bonds are non-GAAP measures. Entergy uses the debt to capital ratios excluding securitization bonds in analyzing its financial condition and believes they provide useful information to its investors and creditors in evaluating Entergy's financial condition because the securitization bonds are non-recourse to Entergy, as more fully described in Note 5 to the financial statements. Entergy also uses the net debt to net capital ratio excluding securitization bonds in analyzing its financial condition and believes it provides useful information to its investors and creditors in evaluating Entergy's financial condition because net debt indicates Entergy's outstanding debt position that could not be readily satisfied by cash and cash equivalents on hand.

The Utility operating companies and System Energy seek to optimize their capital structures in accordance with regulatory requirements and to control their cost of capital while also maintaining equity capitalization at a level consistent with investment-grade debt ratings. To the extent that their operating cash flows are in excess of planned investments, cash may be used to reduce outstanding debt or may be paid as a dividend to their parent, to the extent funds are legally available to do so, or both, in appropriate amounts to maintain the capital structure. To the extent that their operating cash flows are insufficient to support planned investments, the Utility operating companies and System Energy may issue incremental debt or reduce dividends, or both, to maintain their capital structures. In addition, Entergy may make equity contributions to the Utility operating companies and System Energy to maintain their capital structures in certain circumstances such as financing of large transactions or payments that would materially alter the capital structure if financed entirely with debt and reduced dividends.

Long-term debt, including the currently maturing portion, makes up most of Entergy's total debt outstanding. Following are Entergy's long-term debt principal maturities and estimated interest payments as of December 31, 2022. To estimate future interest payments for variable rate debt, Entergy used the rate as of December 31, 2022. The amounts below include payments on System Energy's Grand Gulf sale-leaseback transaction, which are included in long-term debt on the balance sheet.

Long-term debt maturities and estimated interest payments	2023	2024	2025	2026-2027	after 2027
			(In Millions)		
Utility	$2,936	$2,879	$1,364	$3,686	$23,098
Entergy Wholesale Commodities	141	—	—	—	—
Parent and Other	99	99	897	1,066	3,103
Total	$3,176	$2,978	$2,261	$4,752	$26,201

Note 5 to the financial statements provides more detail concerning long-term debt outstanding.

Entergy Corporation has in place a credit facility that has a borrowing capacity of $3.5 billion and expires in June 2027. The facility includes fronting commitments for the issuance of letters of credit against $20 million of the total borrowing capacity of the credit facility.   The commitment fee is currently 0.225% of the undrawn commitment amount. Commitment fees and interest rates on loans under the credit facility can fluctuate depending on the senior unsecured debt ratings of Entergy Corporation. The weighted average interest rate for the year ended December 31, 2022 was 2.97% on the drawn portion of the facility.

As of December 31, 2022, amounts outstanding and capacity available under the $3.5 billion credit facility are:

Capacity	Borrowings	Letters of Credit	Capacity Available
	(In Millions)		
$3,500	$150	$3	$3,347

A covenant in Entergy Corporation's credit facility requires Entergy to maintain a consolidated debt ratio, as defined, of 65% or less of its total capitalization. The calculation of this debt ratio under Entergy Corporation's credit facility is different than the calculation of the debt to capital ratio above. Entergy is currently in compliance with the covenant and expects to remain in compliance with this covenant. If Entergy fails to meet this ratio, or if Entergy or one of the Registrant Subsidiaries (except Entergy New Orleans) defaults on other indebtedness or is in bankruptcy or insolvency proceedings, an acceleration of the Entergy Corporation credit facility's maturity date may occur.

Entergy Corporation has a commercial paper program with a Board-approved program limit of up to $2 billion. As of December 31, 2022, Entergy Corporation had $827.6 million of commercial paper outstanding. The weighted-average interest rate for the year ended December 31, 2022 was 2.09%.

Finance lease obligations are a minimal part of Entergy's overall capital structure. Following are Entergy's payment obligations under those leases.

	2023	2024	2025	2026-2027	after 2027
	(In Millions)				
Finance lease payments	$16	$15	$13	$21	$11

Leases are discussed in Note 10 to the financial statements.

Entergy Arkansas, Entergy Louisiana, Entergy Mississippi, Entergy New Orleans, and Entergy Texas each had credit facilities available as of December 31, 2022 as follows:

Company	Expiration Date	Amount of Facility	Interest Rate (a)	Amount Drawn as of December 31, 2022	Letters of Credit Outstanding as of December 31, 2022
Entergy Arkansas	April 2023	$25 million (b)	5.98%	—	—
Entergy Arkansas	June 2027	$150 million (c)	5.55%	—	—
Entergy Louisiana	June 2027	$350 million (c)	7.75%	$50 million	—
Entergy Mississippi	April 2023	$10 million (d)	5.92%	—	—
Entergy Mississippi	April 2023	$45 million (d)	5.92%	—	—
Entergy Mississippi	April 2023	$40 million (d)	5.92%	—	—
Entergy Mississippi	July 2024	$150 million	5.55%	—	—
Entergy New Orleans	June 2024	$25 million (c)	6.01%	—	—
Entergy Texas	June 2027	$150 million (c)	5.67%	—	$1.1 million

(a) The interest rate is the estimated interest rate as of December 31, 2022 that would have been applied to outstanding borrowings under the facility.

(b) Borrowings under this Entergy Arkansas credit facility may be secured by a security interest in its accounts receivable at Entergy Arkansas's option.

(c) The credit facility includes fronting commitments for the issuance of letters of credit against a portion of the borrowing capacity of the facility as follows: $5 million for Entergy Arkansas; $15 million for Entergy Louisiana; $10 million for Entergy New Orleans; and $30 million for Entergy Texas.

(d) Borrowings under the short-term Entergy Mississippi credit facilities may be secured by a security interest in its accounts receivable at Entergy Mississippi's option.

Each of the credit facilities requires the Registrant Subsidiary borrower to maintain a debt ratio, as defined, of 65% or less of its total capitalization. Each Registrant Subsidiary is in compliance with this covenant.

In addition, Entergy Arkansas, Entergy Louisiana, Entergy Mississippi, Entergy New Orleans, and Entergy Texas each entered into an uncommitted standby letter of credit facility as a means to post collateral to support its obligations to MISO. Following is a summary of the uncommitted standby letter of credit facilities as of December 31, 2022:

Company	Amount of Uncommitted Facility	Letter of Credit Fee	Letters of Credit Issued as of December 31, 2022 (a) (b)
Entergy Arkansas	$25 million	0.78%	$5.6 million
Entergy Louisiana	$125 million	0.78%	$20.0 million
Entergy Mississippi	$65 million	0.78%	$6.7 million
Entergy New Orleans	$15 million	1.63%	$1.0 million
Entergy Texas	$80 million	0.875%	$34.8 million

(a) As of December 31, 2022, letters of credit posted with MISO covered financial transmission rights exposure of $0.2 million for Entergy Mississippi, $0.2 million for Entergy New Orleans, and $2.4 million for Entergy Texas. See Note 15 to the financial statements for discussion of financial transmission rights.

(b) As of December 31, 2022, in addition to the $6.7 million in MISO letters of credit, Entergy Mississippi has $1 million in non-MISO letters of credit outstanding under this facility.

Operating Lease Obligations and Guarantees of Unconsolidated Obligations

Entergy has a minimal amount of operating lease obligations and guarantees in support of unconsolidated obligations. Entergy's guarantees in support of unconsolidated obligations are not likely to have a material effect on Entergy's financial condition, results of operations, or cash flows. Following are Entergy's payment obligations as of December 31, 2022 on non-cancelable operating leases with a term over one year:

	2023	2024	2025	2026-2027	after 2027
			(In Millions)		
Operating lease payments	$62	$54	$38	$43	$9

Leases are discussed in Note 10 to the financial statements.

Other Obligations

Entergy currently expects to contribute approximately $267 million to its pension plans and approximately $42.5 million to other postretirement plans in 2023, although the 2023 required pension contributions will be known with more certainty when the January 1, 2023 valuations are completed, which is expected by April 1, 2023. See "**Critical Accounting Estimates - Qualified Pension and Other Postretirement Benefits**" below and Note 11 for a discussion of qualified pension and other postretirement benefits funding.

Entergy has $745 million of unrecognized tax benefits net of unused tax attributes plus interest for which the timing of payments beyond 12 months cannot be reasonably estimated due to uncertainties in the timing of effective settlement of tax positions. See Note 3 to the financial statements for additional information regarding unrecognized tax benefits.

In addition, the Registrant Subsidiaries enter into fuel and purchased power agreements that contain minimum purchase obligations. The Registrant Subsidiaries each have rate mechanisms in place to recover fuel, purchased power, and associated costs incurred under these purchase obligations.

Capital Expenditure Plans and Other Uses of Capital

Following are the amounts of Entergy's planned construction and other capital investments for 2023 through 2025.

Planned construction and capital investments	2023	2024	2025
	(In Millions)		
Generation	$1,460	$2,390	$3,455
Transmission	565	1,040	960
Distribution	1,440	1,795	1,770
Utility Support	480	310	370
Total	$3,945	$5,535	$6,555

Planned construction and capital investments refer to amounts Entergy plans to spend on routine capital projects that are necessary to support reliability of its service, equipment, or systems and to support normal customer growth. In addition to routine capital projects, they also refer to amounts Entergy plans to spend on non-routine capital investments for which Entergy is either contractually obligated, has Board approval, or otherwise expects to make to satisfy regulatory or legal requirements. Amounts include the following types of construction and capital investments:

- Investments in generation projects to modernize, decarbonize, and diversify Entergy's portfolio, including Walnut Bend Solar, West Memphis Solar, Driver Solar, Orange County Advanced Power Station, the St. Jacques Facility, and potential construction of additional generation.
- Investments in Entergy's Utility nuclear fleet.
- Transmission spending to drive reliability and resilience while also supporting renewables expansion.
- Distribution and Utility Support spending to improve reliability, resilience, and customer experience through projects focused on asset renewals and enhancements and grid stability.

For the next several years, the Utility's owned and contracted generating capacity is projected to be adequate to meet MISO reserve requirements; however, MISO recently implemented changes to its resource adequacy construct that generally move from an annual to a seasonal design and that change the way that resources are assigned capacity credit. As a result of these changes, there may be seasonal variations in the capacity credit afforded to the Utility operating companies' resources by MISO. Entergy is monitoring the evolution and application of these rules, which may require the Utility operating companies to procure additional capacity credits from the MISO market and in the longer-term may impact the incremental additional supply resources needed. The Utility's supply plan initiative will continue to seek to transform its generation portfolio with new generation resources. Opportunities resulting from the supply plan initiative, including new projects or the exploration of alternative financing sources, could result in increases or decreases in the capital expenditure estimates given above. Estimated capital expenditures are also subject to periodic review and modification and may vary based on the ongoing effects of business restructuring, regulatory constraints and requirements, government actions, environmental regulations, business opportunities, market volatility, economic trends, changes in project plans, and the ability to access capital.

While Entergy is still assessing the effect on its planned solar projects, the investigation by the U.S. Department of Commerce into potential circumvention of duties and tariffs may result in increased duties or tariffs on imported solar panels and has exacerbated previously existing supply chain disruptions, which have negatively affected the timing and cost of completion of these projects.

<u>Renewables</u>

Sunflower Solar

In November 2018, Entergy Mississippi announced that it signed an agreement for the purchase of an approximately 100 MW solar photovoltaic facility to be sited on approximately 1,000 acres in Sunflower County, Mississippi. The estimated base purchase price is approximately $138.4 million. The estimated total investment, including the base purchase price and other related costs, for Entergy Mississippi to acquire the Sunflower Solar facility is approximately $153.2 million. The purchase is contingent upon, among other things, obtaining necessary approvals, including full cost recovery, from applicable federal and state regulatory and permitting agencies. The project was being built by Sunflower County Solar Project, LLC, an indirect subsidiary of Recurrent Energy, LLC. In December 2018, Entergy Mississippi filed a joint petition with Sunflower County Solar Project with the MPSC for Sunflower County Solar Project to construct and for Entergy Mississippi to acquire and thereafter own, operate, improve, and maintain the solar facility. Entergy Mississippi proposed revisions to its formula rate plan that would provide for a mechanism, the interim capacity rate adjustment mechanism, in the formula rate plan to recover the non-fuel related costs of additional owned capacity acquired by Entergy Mississippi, including the annual ownership costs of the Sunflower Solar facility. In December 2019 the MPSC approved Entergy Mississippi's proposed revisions to its formula rate plan to provide for an interim capacity rate adjustment mechanism. Recovery through the interim capacity rate adjustment requires MPSC approval for each new resource. In March 2020, Entergy Mississippi filed supplemental testimony addressing questions and observations raised in August 2019 by consultants retained by the Mississippi Public Utilities Staff and proposing an alternative structure for the transaction that would reduce its cost. In April 2020 the MPSC issued an order approving certification of the Sunflower Solar facility and its recovery through the interim capacity rate adjustment mechanism, subject to certain conditions, including: (i) that Entergy Mississippi pursue a tax equity partnership structure through which the partnership would acquire and own the facility under the build-own-transfer agreement and (ii) that if Entergy Mississippi does not consummate the partnership structure under the terms of the order, there will be a cap of $136 million on the level of recoverable costs. In April 2022, Entergy Mississippi confirmed mechanical completion of the Sunflower Solar facility. Pursuant to the MPSC's April 2020 order, MS Sunflower Partnership, LLC was formed for the tax equity partnership with Entergy Mississippi as its managing member. In May 2022 both Entergy Mississippi and the tax equity investor made capital contributions to the tax equity partnership that were then used to make an initial payment of $105 million for acquisition of the facility. In July 2022, pursuant to the MPSC's April 2020 order, Entergy Mississippi submitted a compliance filing to the MPSC with updated calculations of the impact of the Sunflower Solar facility on rate base and revenue requirement for the Sunflower Solar facility and benefits of the tax equity partnership. In November 2022 the MPSC approved Entergy Mississippi's July 2022 compliance filing and authorized the recovery of the costs of the Sunflower Solar facility through the interim capacity rate adjustment mechanism in the formula rate plan with rates effective in December 2022. Substantial completion of the Sunflower Solar facility was accepted by Entergy Mississippi in September 2022. Also, commercial operation at the Sunflower Solar facility commenced in September 2022. Pending the remediation of certain operational issues, final payment is expected in first quarter 2023. See Note 14 to the financial statements for discussion of Entergy Mississippi's purchase of the Sunflower Solar facility.

Walnut Bend Solar

In October 2020, Entergy Arkansas filed a petition with the APSC seeking a finding that the purchase of the 100 MW Walnut Bend Solar facility is in the public interest. Entergy Arkansas primarily requested cost recovery through the formula rate plan rider. In July 2021 the APSC granted Entergy Arkansas's petition and approved the acquisition of the resource and cost recovery through the formula rate plan rider. In addition, the APSC directed Entergy Arkansas to file a report within 180 days detailing its efforts to obtain a tax equity partnership. In January 2022, Entergy Arkansas filed its tax equity partnership status report and will file subsequent reports until a tax equity partnership is obtained or a tax equity partnership is no longer sought. Closing was expected to occur in 2022. The counter-party notified Entergy Arkansas that it was terminating the project, though it was willing to consider an alternative for the site. Entergy Arkansas disputed the right of termination. Negotiations are ongoing, including with respect to cost and schedule and to updates arising as a result of the Inflation Reduction Act of 2022, and the updates would require additional APSC approval. At this time, the project, if approved, is expected to achieve commercial operation in 2024.

West Memphis Solar

In January 2021, Entergy Arkansas filed a petition with the APSC seeking a finding that the purchase of the 180 MW West Memphis Solar facility is in the public interest. In October 2021 the APSC granted Entergy Arkansas's petition and approved the acquisition of the West Memphis Solar facility and cost recovery through the formula rate plan rider. In addition, the APSC directed Entergy Arkansas to file a report within 180 days detailing its efforts to obtain a tax equity partnership. In April 2022, Entergy Arkansas filed its tax equity partnership status report and will file subsequent reports until a tax equity partnership is obtained or a tax equity partnership is no longer sought. Closing had been expected to occur in 2023. In March 2022 the counter-party notified Entergy Arkansas that it was seeking changes to certain terms of the build-own-transfer agreement, including both cost and schedule. In January 2023, Entergy Arkansas filed a supplemental application with the APSC seeking approval for a change in the transmission route and updates to the cost and schedule that were previously approved by the APSC. The project is expected to achieve commercial operation in 2024.

Driver Solar

In April 2022, Entergy Arkansas filed a petition with the APSC seeking a finding that the purchase of the 250 MW Driver Solar facility is in the public interest and requested cost recovery through the formula rate plan rider. The APSC established a procedural schedule with a hearing scheduled in June 2022, but the parties later agreed to waive the hearing and submit the matter to the APSC for a decision consistent with the filed record. In August 2022 the APSC granted Entergy Arkansas's petition and approved the acquisition of Driver Solar and cost recovery through the formula rate plan rider. In addition, the APSC directed Entergy Arkansas to inform the APSC as to the status of a tax equity partnership once construction is commenced. The parties are evaluating the effects of certain matters related to the Inflation Reduction Act of 2022, including the viability of a tax equity partnership. The project is expected to achieve commercial operation in 2024.

2021 Solar Certification and the Geaux Green Option

In November 2021, Entergy Louisiana filed an application with the LPSC seeking certification of and approval for the addition of four new solar photovoltaic resources with a combined nameplate capacity of 475 megawatts (the 2021 Solar Portfolio) and the implementation of a new green tariff, the Geaux Green Option (Rider GGO). The 2021 Solar Portfolio consists of four resources that are expected to provide $242 million in net benefits to Entergy Louisiana's customers. These resources, all of which would be constructed in Louisiana, include (i) the Vacherie Facility, a 150 megawatt resource in St. James Parish; (ii) the Sunlight Road Facility, a 50 megawatt resource in Washington Parish; (iii) the St. Jacques Facility, a 150 megawatt resource in St. James Parish; and (iv) the Elizabeth Facility, a 125 megawatt resource in Allen Parish. The St. Jacques Facility would be acquired through a build-own-transfer agreement; the remaining resources involve power purchase agreements. The Sunlight Road Facility and the Elizabeth Facility have estimated in service dates in 2024, and the Vacherie Facility and the St. Jacques Facility have estimated in service dates in 2025. The filing proposed to recover the costs of the power purchase agreements through the fuel adjustment clause and the formula rate plan and the acquisition costs through the formula rate plan.

The proposed Rider GGO is a voluntary rate schedule that will enhance Entergy Louisiana's ability to help customers meet their sustainability goals by allowing customers to align some or all of their electricity requirements with renewable energy from the resources. Because subscription fees from Rider GGO participants would help to offset the cost of the resources, the design of Rider GGO also preserves the benefits of the 2021 Solar Portfolio for non-participants by providing them with the reliability and capacity benefits of locally-sited solar generation at a discounted price.

In March 2022 direct testimony from Walmart, the Louisiana Energy Users Group (LEUG), and the LPSC staff was filed. Each party recommended that the LPSC approve the resources proposed in Entergy Louisiana's application, and the LPSC staff witness indicated that the process through which Entergy Louisiana solicited or obtained the proposals for the resources complied with applicable LPSC orders. The LPSC staff and LEUG's witnesses made recommendations to modify the proposed Rider GGO and Entergy Louisiana's proposed rate relief. In April 2022 the LPSC staff and LEUG filed cross-answering testimony concerning each other's proposed modifications to Rider GGO and the proposed rate recovery. Entergy Louisiana filed rebuttal testimony in June 2022. In August 2022 the parties reached a settlement certifying the 2021 Solar Portfolio and approving implementation of Rider GGO. In September 2022 the LPSC approved the settlement. Following the LPSC approval, the St. James Parish council issued a moratorium on new land use permits for solar facilities until the later of March 2023 or the completion of an environmental and economic impact study, which is ongoing. This development may potentially affect the size and final in service dates of the Vacherie and St. Jacques facilities.

Other Generation

Orange County Advanced Power Station

In September 2021, Entergy Texas filed an application seeking PUCT approval to amend Entergy Texas's certificate of convenience and necessity to construct, own, and operate the Orange County Advanced Power Station, a new 1,215 MW combined-cycle combustion turbine facility to be located in Bridge City, Texas at an initially-estimated expected total cost of $1.2 billion inclusive of the estimated costs of the generation facilities, transmission upgrades, contingency, an allowance for funds used during construction, and necessary regulatory expenses, among others. The project includes combustion turbine technology with dual fuel capability, able to co-fire up to 30% hydrogen by volume upon commercial operation and upgradable to support 100% hydrogen operations in the future. In December 2021 the PUCT referred the proceeding to the State Office of Administrative Hearings. In March 2022 certain intervenors filed testimony opposing the hydrogen co-firing component of the proposed project and others filed testimony opposing the project outright. Also in March 2022 the PUCT staff filed testimony opposing the hydrogen co-firing component of the proposed project, but otherwise taking no specific position on the merits of the project. The PUCT staff also proposed that the PUCT establish a maximum amount that Entergy Texas may recover in rates attributable to the project. In April 2022, Entergy Texas filed rebuttal testimony addressing and rebutting these various arguments. The hearing on the merits was held in June 2022, and post-hearing briefs were submitted in July 2022. In September 2022 the ALJs with the State Office of Administrative Hearings issued a proposal for decision recommending the PUCT approve Entergy Texas's application for certification of Orange County Advanced Power Station subject to certain conditions, including a cap on cost recovery at $1.37 billion, the exclusion of investment associated with co-firing hydrogen, weatherization requirements, and customer receipt of any contractual benefits associated with the facility's guaranteed heat rate. In October 2022 the parties in the proceeding filed exceptions and replies to exceptions to the proposal for decision. Also in October 2022, Entergy Texas filed with the PUCT information regarding a new fixed pricing option for an estimated project cost of approximately $1.55 billion associated with Entergy Texas's issuance of limited notice to proceed by mid-November 2022. In November 2022 the PUCT issued a final order approving the requested amendment to Entergy Texas's certificate of convenience and necessity to construct, own, and operate the Orange County Advanced Power Station without the investment associated with hydrogen co-firing capability, without a cap on cost recovery, and subject to certain conditions, including weatherization requirements and customer receipt of any contractual benefits associated with the facility's guaranteed heat rate.

In December 2022, Texas Industrial Energy Consumers and Sierra Club filed motions for rehearing of the PUCT's final order alleging the PUCT erred in granting the certification of the Orange County Advanced Power Station, in not imposing a cost cap, in including certain findings related to the reasonableness of Entergy Texas's request for proposals from which the Orange County Advanced Power Station was selected, and in other regards. Also in December 2022, Entergy Texas filed a response to the motions for rehearing refuting the points raised therein. In January 2023 the PUCT issued letters noting that it voted to consider Texas Industrial Energy

Consumers' motion for rehearing at its upcoming January 2023 open meeting and voted not to consider Sierra Club's motion for rehearing at an open meeting. At the January 2023 open meeting, the PUCT voted to grant Texas Industrial Energy Consumers' motion for rehearing for the limited purpose of issuing an order on rehearing that excludes three findings related to Entergy Texas's request for proposals. The order on rehearing does not change the PUCT's certification of the Orange County Advanced Power Station or the conditions placed thereon in the PUCT's November 2022 final order. Entergy Texas also is pursuing environmental permitting that is required prior to the commencement of construction. Subject to receipt of required regulatory approvals, permits, and other conditions, the facility is expected to be in service by mid-2026.

System Resilience and Storm Hardening

Entergy Louisiana

In December 2022, Entergy Louisiana filed an application seeking a public interest finding regarding Phase I of Entergy Louisiana's Future Ready resilience plan and approval of a rider mechanism to recover the program's costs. Phase I reflects the first five years of a ten-year resilience plan and includes investment of approximately $5 billion, including hardening investment, transmission dead-end structures, enhanced vegetation management, and telecommunications improvement. A procedural schedule has not yet been adopted in this docket.

Entergy New Orleans

In October 2021 the City Council passed a resolution and order establishing a docket and procedural schedule with respect to system resiliency and storm hardening. The docket will identify a plan for storm hardening and resiliency projects with other stakeholders. In July 2022, Entergy New Orleans filed with the City Council a response identifying a preliminary plan for storm hardening and resiliency projects, including microgrids, to be implemented over 10 years at an approximate cost of $1.5 billion. In February 2023 the City Council approved a revised procedural schedule requiring Entergy New Orleans to make a filing in April 2023 containing a narrowed list of proposed hardening projects, with final comments on that filing due July 2023.

Dividends and Stock Repurchases

Declarations of dividends on Entergy's common stock are made at the discretion of the Board. Among other things, the Board evaluates the level of Entergy's common stock dividends based upon earnings per share from the Utility operating segment and the Parent and Other portion of the business, financial strength, and future investment opportunities. At its January 2023 meeting, the Board declared a dividend of $1.07 per share. Entergy paid $842 million in 2022, $775 million in 2021, and $748 million in 2020 in cash dividends on its common stock.

In accordance with Entergy's stock-based compensation plans, Entergy periodically grants stock options, restricted stock, performance units, and restricted stock unit awards to key employees, which may be exercised to obtain shares of Entergy's common stock. According to the plans, these shares can be newly issued shares, treasury stock, or shares purchased on the open market. Entergy's management has been authorized by the Board to repurchase on the open market shares up to an amount sufficient to fund the exercise of grants under the plans.

In addition to the authority to fund grant exercises, the Board has authorized share repurchase programs to enable opportunistic purchases in response to market conditions. In October 2010 the Board granted authority for a $500 million share repurchase program. As of December 31, 2022, $350 million of authority remains under the $500 million share repurchase program. The amount of repurchases may vary as a result of material changes in business results or capital spending or new investment opportunities, or if limitations in the credit markets continue for a prolonged period.

Sources of Capital

Entergy's sources to meet its capital requirements and to fund potential investments include:

- internally generated funds;
- cash on hand ($224 million as of December 31, 2022);
- storm reserve escrow accounts;
- debt and equity issuances in the capital markets, including debt issuances to refund or retire currently outstanding or maturing indebtedness;
- bank financing under new or existing facilities or commercial paper; and
- sales of assets.

Circumstances such as weather patterns, fuel and purchased power price fluctuations, and unanticipated expenses, including unscheduled plant outages and storms, could affect the timing and level of internally generated funds in the future. In addition to the financings necessary to meet capital requirements and contractual obligations, the Registrant Subsidiaries expect to continue, when economically feasible, to retire higher-cost debt and replace it with lower-cost debt if market conditions permit.

Provisions within the organizational documents relating to preferred stock or membership interests of certain of Entergy Corporation's subsidiaries could restrict the payment of cash dividends or other distributions on their common and preferred equity. All debt and preferred equity issuances by the Registrant Subsidiaries require prior regulatory approval and their debt issuances are also subject to issuance tests set forth in bond indentures and other agreements. Entergy believes that the Registrant Subsidiaries have sufficient capacity under these tests to meet foreseeable capital needs for the next twelve months and beyond.

The FERC has jurisdiction over securities issuances by the Utility operating companies and System Energy. The City Council has concurrent jurisdiction over Entergy New Orleans's securities issuances with maturities longer than one year. The APSC has concurrent jurisdiction over Entergy Arkansas's issuances of securities secured by Arkansas property, including first mortgage bond issuances. No regulatory approvals are necessary for Entergy Corporation to issue securities. The current FERC-authorized short-term borrowing limits and long-term financing authorization for Entergy Arkansas, Entergy Louisiana, Entergy Mississippi, Entergy New Orleans, Entergy Texas, and System Energy are effective through October 2023. Entergy Arkansas has obtained first mortgage bond/ secured financing authorization from the APSC that extends through December 2023. Entergy New Orleans also has obtained long-term financing authorization from the City Council that extends through December 2023. Entergy Arkansas, Entergy Louisiana, and System Energy each has obtained long-term financing authorization from the FERC that extends through October 2023 for issuances by the nuclear fuel company variable interest entities. In addition to borrowings from commercial banks, the Registrant Subsidiaries may also borrow from the Entergy System money pool and from other internal short-term borrowing arrangements. The money pool and the other internal borrowing arrangements are inter-company borrowing arrangements designed to reduce Entergy's subsidiaries' dependence on external short-term borrowings. Borrowings from internal and external short-term borrowings combined may not exceed the FERC-authorized limits. See Notes 4 and 5 to the financial statements for further discussion of Entergy's borrowing limits, authorizations, and amounts outstanding.

Equity Issuances and Equity Distribution Program

In January 2021, Entergy entered into an equity distribution sales agreement with several counterparties establishing an at the market equity distribution program, pursuant to which Entergy may offer and sell from time to time shares of its common stock. The sales agreement provides that, in addition to the issuance and sale of shares of Entergy common stock, Entergy may also enter into forward sale agreements for the sale of its common stock. Initially, the aggregate number of shares of common stock sold under this sales agreement and under any forward sale agreement could not exceed an aggregate gross sales price of $1 billion. In May 2022, Entergy increased the aggregate gross sales price authorized under the at the market equity distribution program by $1 billion. Through

2021 and 2022, Entergy utilized the equity distribution program either to sell or to enter into forward sale agreements with respect to shares of common stock with an aggregate gross sales price of approximately $1 billion, of which approximately $870 million of aggregate gross sales price was the subject of forward sale agreements and was subject to adjustment pursuant to the forward sale agreements. Entergy settled the forward sales agreements in November 2022 for cash proceeds of $853 million. Entergy Corporation currently expects to issue approximately $130 million of equity through 2024. See Note 7 to the financial statements for discussion of the forward sales agreements and common stock issuances and sales under the equity distribution program.

Hurricane Laura, Hurricane Delta, Hurricane Zeta, Winter Storm Uri, and Hurricane Ida (Entergy Louisiana)

In August 2020 and October 2020, Hurricane Laura, Hurricane Delta, and Hurricane Zeta caused significant damage to portions of Entergy Louisiana's service area. The storms resulted in widespread outages, significant damage to distribution and transmission infrastructure, and the loss of sales during the outages. Additionally, as a result of Hurricane Laura's extensive damage to the grid infrastructure serving the impacted area, large portions of the underlying transmission system required nearly a complete rebuild.

In October 2020, Entergy Louisiana filed an application at the LPSC seeking approval of certain ratemaking adjustments in connection with the issuance of shorter-term mortgage bonds to provide interim financing for restoration costs associated with Hurricane Laura, Hurricane Delta, and Hurricane Zeta. Subsequently, Entergy Louisiana and the LPSC staff filed a joint motion seeking approval to exclude from the derivation of Entergy Louisiana's capital structure and cost rate of debt for ratemaking purposes, including the allowance for funds used during construction, shorter-term debt up to $1.1 billion issued by Entergy Louisiana to fund costs associated with Hurricane Laura, Hurricane Delta, and Hurricane Zeta costs on an interim basis. In November 2020 the LPSC issued an order approving the joint motion, and Entergy Louisiana issued $1.1 billion of 0.62% Series mortgage bonds due November 2023. Also in November 2020, Entergy Louisiana withdrew $257 million from its funded storm reserves.

In February 2021 two winter storms (collectively, Winter Storm Uri) brought freezing rain and ice to Louisiana. Ice accumulation sagged or downed trees, limbs, and power lines, causing damage to Entergy Louisiana's transmission and distribution systems. The additional weight of ice caused trees and limbs to fall into power lines and other electric equipment. When the ice melted, it affected vegetation and electrical equipment, causing additional outages. As discussed in the "**Fuel and purchased power recovery**" section of Note 2 to the financial statements, Entergy Louisiana recovered the incremental fuel costs associated with Winter Storm Uri over a five-month period from April 2021 through August 2021.

In April 2021, Entergy Louisiana filed an application with the LPSC relating to Hurricane Laura, Hurricane Delta, Hurricane Zeta, and Winter Storm Uri restoration costs and in July 2021, Entergy Louisiana made a supplemental filing updating the total restoration costs. Total restoration costs for the repair and/or replacement of Entergy Louisiana's electric facilities damaged by these storms were estimated to be approximately $2.06 billion, including approximately $1.68 billion in capital costs and approximately $380 million in non-capital costs. Including carrying costs through January 2022, Entergy Louisiana sought an LPSC determination that $2.11 billion was prudently incurred and, therefore, was eligible for recovery from customers. Additionally, Entergy Louisiana requested that the LPSC determine that re-establishment of a storm escrow account to the previously authorized amount of $290 million was appropriate. In July 2021, Entergy Louisiana supplemented the application with a request regarding the financing and recovery of the recoverable storm restoration costs. Specifically, Entergy Louisiana requested approval to securitize its restoration costs pursuant to Louisiana Act 55 financing, as supplemented by Act 293 of the Louisiana Legislature's Regular Session of 2021.

In August 2021, Hurricane Ida caused extensive damage to Entergy Louisiana's distribution and, to a lesser extent, transmission systems resulting in widespread power outages. In September 2021, Entergy Louisiana filed an application at the LPSC seeking approval of certain ratemaking adjustments in connection with the issuance of approximately $1 billion of shorter-term mortgage bonds to provide interim financing for restoration costs associated with Hurricane Ida, which bonds were issued in October 2021. Also in September 2021, Entergy Louisiana sought approval for the creation and funding of a $1 billion restricted escrow account for Hurricane Ida related restoration costs, subject to a subsequent prudence review.

After filing of testimony by the LPSC staff and intervenors, which generally supported or did not oppose Entergy Louisiana's requests in regard to Hurricane Laura, Hurricane Delta, Hurricane Zeta, Winter Storm Uri, and Hurricane Ida, the parties negotiated and executed an uncontested stipulated settlement which was filed with the LPSC in February 2022. The settlement agreement contained the following key terms: $2.1 billion of restoration costs from Hurricane Laura, Hurricane Delta, Hurricane Zeta, and Winter Storm Uri were prudently incurred and were eligible for recovery; carrying costs of $51 million were recoverable; a $290 million cash storm reserve should be re-established; a $1 billion reserve should be established to partially pay for Hurricane Ida restoration costs; and Entergy Louisiana was authorized to finance $3.186 billion utilizing the securitization process authorized by Act 55, as supplemented by Act 293. The LPSC issued an order approving the settlement in March 2022. As a result of the financing order, Entergy Louisiana reclassified $1.942 billion from utility plant to other regulatory assets.

In May 2022 the securitization financing closed, resulting in the issuance of $3.194 billion principal amount of bonds by Louisiana Local Government Environmental Facilities and Community Development Authority (LCDA), a political subdivision of the State of Louisiana. The securitization was authorized pursuant to the Louisiana Utilities Restoration Corporation Act, Part VIII of Chapter 9 of Title 45 of the Louisiana Revised Statutes, as supplemented by Act 293 of the Louisiana legislature approved in 2021. The LCDA loaned the proceeds to the LURC. Pursuant to Act 293, the LURC contributed the net bond proceeds to a State legislatively authorized and LURC-sponsored trust, Restoration Law Trust I (the storm trust).

Pursuant to Act 293, the net proceeds of the bonds were used by the storm trust to purchase 31,635,718.7221 Class A preferred, non-voting membership interest units (the preferred membership interests) issued by Entergy Finance Company, LLC, a majority-owned indirect subsidiary of Entergy. Entergy Finance Company is required to make annual distributions (dividends) commencing on December 15, 2022 on the preferred membership interests issued to the storm trust. These annual dividends received by the storm trust will be distributed to Entergy Louisiana and the LURC, as beneficiaries of the storm trust. Specifically, 1% of the annual dividends received by the storm trust will be distributed to the LURC, for the benefit of customers, and 99% will be distributed to Entergy Louisiana, net of storm trust expenses. The preferred membership interests have a stated annual cumulative cash dividend rate of 7% and a liquidation price of $100 per unit. The terms of the preferred membership interests include certain financial covenants to which Entergy Finance Company is subject.

Entergy and Entergy Louisiana do not report the bonds issued by the LCDA on their balance sheets because the bonds are the obligation of the LCDA. The bonds are secured by system restoration property, which is the right granted by law to the LURC to collect a system restoration charge from customers. The system restoration charge is adjusted at least semi-annually to ensure that it is sufficient to service the bonds. Entergy Louisiana collects the system restoration charge on behalf of the LURC and remits the collections to the bond indenture trustee. Entergy Louisiana began collecting the system restoration charge effective with the first billing cycle of June 2022 and the system restoration charge is expected to remain in place up to 15 years. Entergy and Entergy Louisiana do not report the collections as revenue because Entergy Louisiana is merely acting as a billing and collection agent for the LCDA and the LURC. In the remote possibility that the system restoration charge, as well as any funds in the excess subaccount and funds in the debt service reserve account, are insufficient to service the bonds resulting in a payment default, the storm trust is required to liquidate Entergy Finance Company preferred membership interests in an amount equal to what would be required to cure the default. The estimated value of this indirect guarantee is immaterial.

From the proceeds from the issuance of the preferred membership interests, Entergy Finance Company distributed $1.4 billion to its parent, Entergy Holdings Company, LLC, a company wholly-owned and consolidated by Entergy. Subsequently, Entergy Holdings Company liquidated, distributing the $1.4 billion it received from Entergy Finance Company to Entergy Louisiana as holder of 6,843,780.24 units of Class A, 4,126,940.15 units of

Class B, and 2,935,152.69 units of Class C preferred membership interests. Entergy Louisiana had acquired these preferred membership interests with proceeds from previous securitizations of storm restoration costs. Entergy Finance Company loaned the remaining $1.7 billion from the preferred membership interests proceeds to Entergy which used the cash to redeem $650 million of 4.00% Series senior notes due July 2022 and indirectly contributed $1 billion to Entergy Louisiana as a capital contribution.

Entergy Louisiana used the $1 billion capital contribution to fund its Hurricane Ida escrow account and subsequently withdrew the $1 billion from the escrow account. With a portion of the $1 billion withdrawn from the escrow account and the $1.4 billion from the Entergy Holdings Company liquidation, Entergy Louisiana deposited $290 million in a restricted escrow account as a storm damage reserve for future storms, used $1.2 billion to repay its unsecured term loan due June 2023, and used $435 million to redeem a portion of its 0.62% Series mortgage bonds due November 2023.

As discussed in Note 3 to the financial statements, the securitization resulted in recognition of a reduction of income tax expense of approximately $290 million by Entergy Louisiana. Entergy's recognition of reduced income tax expense was partially offset by other tax charges resulting in a net reduction of income tax expense of $283 million. In recognition of obligations related to an LPSC ancillary order issued as part of the securitization regulatory proceeding, Entergy Louisiana recorded a $224 million ($165 million net-of-tax) regulatory charge and a corresponding regulatory liability to reflect its obligation to share the benefits of the securitization with customers.

As discussed in Note 17 to the financial statements, Entergy Louisiana consolidates the storm trust as a variable interest entity and the LURC's 1% beneficial interest is shown as noncontrolling interest in the financial statements. In second quarter 2022, Entergy Louisiana recorded a charge of $31.6 million in other income to reflect the LURC's beneficial interest in the trust.

In April 2022, Entergy Louisiana filed an application with the LPSC relating to Hurricane Ida restoration costs. Total restoration costs for the repair and/or replacement of Entergy Louisiana's electric facilities damaged by Hurricane Ida currently are estimated to be approximately $2.54 billion, including approximately $1.96 billion in capital costs and approximately $586 million in non-capital costs. Including carrying costs of $57 million through December 2022, Entergy Louisiana is seeking an LPSC determination that $2.60 billion was prudently incurred and, therefore, is eligible for recovery from customers. As part of this filing, Entergy Louisiana also is seeking an LPSC determination that an additional $32 million in costs associated with the restoration of Entergy Louisiana's electric facilities damaged by Hurricane Laura, Hurricane Delta, and Hurricane Zeta as well as Winter Storm Uri was prudently incurred. This amount is exclusive of the requested $3 million in carrying costs through December 2022. In total, Entergy Louisiana is requesting an LPSC determination that $2.64 billion was prudently incurred and, therefore, is eligible for recovery from customers. As discussed above, in March 2022 the LPSC approved financing of a $1 billion storm escrow account from which funds were withdrawn to finance costs associated with Hurricane Ida restoration. In June 2022, Entergy Louisiana supplemented the application with a request regarding the financing and recovery of the recoverable storm restoration costs. Specifically, Entergy Louisiana requested approval to securitize its restoration costs pursuant to Louisiana Act 55 financing, as supplemented by Act 293 of the Louisiana Legislature's Regular Session of 2021. In October 2022 the LPSC staff recommended a finding that the requested storm restoration costs of $2.64 billion, including associated carrying costs of $59.1 million, were prudently incurred and are eligible for recovery from customers. The LPSC staff further recommended approval of Entergy Louisiana's plans to securitize these costs, net of the $1 billion in funds withdrawn from the storm escrow account described above. The parties negotiated and executed an uncontested stipulated settlement which was filed with the LPSC in December 2022. The settlement agreement contains the following key terms: $2.57 billion of restoration costs from Hurricane Ida, Hurricane Laura, Hurricane Delta, Hurricane Zeta, and Winter Storm Uri were prudently incurred and were eligible for recovery; carrying costs of $59.2 million were recoverable; and Entergy Louisiana was authorized to finance $1.657 billion utilizing the securitization process authorized by Act 55, as supplemented by Act 293. A procedural motion to consider the uncontested settlement at the December 2022 LPSC meeting did not pass and the settlement was not voted on. In January 2023 an ALJ with the LPSC conducted a settlement hearing to receive the uncontested settlement and supporting testimony into evidence and issued a report of proceedings, which allows the LPSC to consider the uncontested settlement without the procedural motion that did not pass in December. In January 2023, the LPSC staff approved the stipulated settlement subject to certain modifications. These modifications include the recognition of accumulated deferred income tax benefits related to damaged assets and system restoration costs as a reduction of the amount authorized to be financed utilizing the securitization process authorized by Act 55, as supplemented by Act 293, from $1.657 billion to $1.491 billion. These modifications do not affect the staff's conclusion that all system restoration costs sought by Entergy Louisiana were reasonable and prudent. The LPSC order is not yet final and non-appealable due to the forty-five day appeal period. In February 2023 the Louisiana Bond Commission voted to authorize the LCDA to issue the bonds authorized in the LPSC's financing order; the bond rating and marketing process has yet to occur.

Hurricane Ida (Entergy New Orleans)

In August 2021, Hurricane Ida caused significant damage to Entergy New Orleans's service area, including Entergy's electrical grid. The storm resulted in widespread power outages, including the loss of 100% of Entergy New Orleans's load and damage to distribution and transmission infrastructure, including the loss of connectivity to the eastern interconnection. In September 2021, Entergy New Orleans withdrew $39 million from its funded storm reserves. In June 2022, Entergy New Orleans filed an application with the City Council requesting approval and certification that storm restoration costs associated with Hurricane Ida of approximately $170 million, which included $11 million in estimated costs, were reasonable, necessary, and prudently incurred to enable Entergy New Orleans to restore electric service to its customers and to repair Entergy New Orleans's electric utility infrastructure. In addition, estimated carrying costs through December 2022 related to Hurricane Ida restoration costs were $9 million. Also, Entergy New Orleans is requesting approval that the $39 million withdrawal from its funded storm reserve in September 2021 and $7 million in excess storm reserve escrow withdrawals related to Hurricane Zeta and prior miscellaneous storms are properly applied to Hurricane Ida storm restoration costs, the application of which reduces the amount to be recovered from Entergy New Orleans customers by $46 million. In November 2022 the City Council adopted a procedural schedule regarding the certification of the Hurricane Ida storm restoration costs in which the hearing officer shall certify the record for City Council consideration no later than August 2023.

Additionally, in February 2022, Entergy New Orleans and the LURC filed with the City Council a securitization application requesting that the City Council review Entergy New Orleans's storm reserve and increase the storm reserve funding level to $150 million, to be funded through securitization. In August 2022 the City Council's advisors recommended that the City Council authorize a single securitization bond issuance to fund Entergy New Orleans's storm recovery reserves to an amount sufficient to: (1) allow recovery of all of Entergy New Orleans's unrecovered storm recovery costs following Hurricane Ida, subject to City Council review and certification; (2) provide initial funding of storm recovery reserves for future storms to a level of $75 million; and (3) fund the storm recovery bonds' upfront financing costs. In September 2022, Entergy New Orleans and the City Council's advisors entered into an agreement in principle, which was approved by the City Council along with a financing order in October 2022, authorizing Entergy New Orleans and the LURC to proceed with a single securitization bond issuance of approximately $206 million (subject to further adjustment and review pursuant to the Final Issuance Advice Letter process set forth in the financing order), with $125 million of that total to be used for interim recovery, subject to City Council review and certification, to be allocated to unrecovered Hurricane Ida storm recovery costs; $75 million of that total to provide for a storm recovery reserve for future storms; and the remainder to fund the recovery of the storm recovery bonds' upfront financing costs.

In December 2022, Entergy New Orleans and the LURC filed with the City Council the Final Issuance Advice Letter for a securitization bond issuance in the amount of $209.3 million, the final structuring, terms, and pricing of which were approved by the City Council in accordance with the financing order. Also in December 2022, the LCDA issued $209.3 million in bonds pursuant to the Louisiana Electric Utility Storm Recovery Securitization Act, Part V-B of Chapter 9 of Title 45 of the Louisiana Revised Statutes, as supplemented by Act 293 of the Louisiana Regular Session of 2021. The LCDA loaned $201.8 million of bond proceeds, net of certain debt service and issuance costs, to the LURC. The LURC used the proceeds to purchase from Entergy New Orleans the

storm recovery property, which is the right to collect storm recovery charges sufficient to pay the storm recovery bonds and associated financing costs, and Entergy New Orleans deposited $200 million in a restricted storm reserve escrow account as a storm damage reserve for Entergy New Orleans and received directly $1.8 million in estimated upfront financing costs. Subsequently, Entergy New Orleans withdrew $125 million from the newly securitized storm reserve to cover Hurricane Ida storm recovery costs, subject to a final determination from the City Council regarding the prudency of the storm recovery costs.

Entergy and Entergy New Orleans do not report the bonds issued by the LCDA on their balance sheets because the bonds are the obligation of the LCDA, and there is no recourse against Entergy or Entergy New Orleans in the event of a bond default. To service the bonds, Entergy New Orleans collects a storm recovery charge on behalf of the LURC and remits the collections to the bond indenture trustee. Entergy and Entergy New Orleans do not report the collections as revenue because Entergy New Orleans is merely acting as the billing and collection agent for the LURC.

Hurricane Laura, Hurricane Delta, and Winter Storm Uri (Entergy Texas)

In August 2020 and October 2020, Hurricane Laura and Hurricane Delta caused extensive damage to Entergy Texas's service area. In February 2021, Winter Storm Uri also caused damage to Entergy Texas's service area. The storms resulted in widespread power outages, significant damage primarily to distribution and transmission infrastructure, and the loss of sales during the power outages. In April 2021, Entergy Texas filed an application with the PUCT requesting a determination that approximately $250 million of system restoration costs associated with Hurricane Laura, Hurricane Delta, and Winter Storm Uri, including approximately $200 million in capital costs and approximately $50 million in non-capital costs, were reasonable and necessary to enable Entergy Texas to restore electric service to its customers and Entergy Texas's electric utility infrastructure. The filing also included the projected balance of approximately $13 million of a regulatory asset containing previously approved system restoration costs related to Hurricane Harvey. In September 2021 the parties filed an unopposed settlement agreement, pursuant to which Entergy Texas removed from the amount to be securitized approximately $4.3 million that will instead be charged to its storm reserve, $5 million related to no particular issue, of which Entergy Texas would be permitted to seek recovery in a future proceeding, and approximately $300 thousand related to attestation costs. In December 2021 the PUCT issued an order approving the unopposed settlement and determining system restoration costs of $243 million related to Hurricane Laura, Hurricane Delta, and Winter Storm Uri and the $13 million projected remaining balance of the Hurricane Harvey system restoration costs were eligible for securitization. The order also determines that Entergy Texas can recover carrying costs on the system restoration costs related to Hurricane Laura, Hurricane Delta, and Winter Storm Uri.

In July 2021, Entergy Texas filed with the PUCT an application for a financing order to approve the securitization of the system restoration costs that are the subject of the April 2021 application. In November 2021 the parties filed an unopposed settlement agreement supporting the issuance of a financing order consistent with Entergy Texas's application and with minor adjustments to certain upfront and ongoing costs to be incurred to facilitate the issuance and serving of system restoration bonds. In January 2022 the PUCT issued a financing order consistent with the unopposed settlement. As a result of the financing order, Entergy Texas reclassified $153 million from utility plant to other regulatory assets.

In April 2022, Entergy Texas Restoration Funding II, LLC, a company wholly-owned and consolidated by Entergy Texas, issued $290.85 million of senior secured system restoration bonds (securitization bonds). With the proceeds, Entergy Texas Restoration Funding II purchased from Entergy Texas the transition property, which is the right to recover from customers through a system restoration charge amounts sufficient to service the securitization bonds. Entergy Texas began cost recovery through the system restoration charge effective with the first billing cycle of May 2022 and the system restoration charge is expected to remain in place up to 15 years. See Note 5 to the financial statements for a discussion of the April 2022 issuance of the securitization bonds.

Cash Flow Activity

As shown in Entergy's Consolidated Statements of Cash Flows, cash flows for the years ended December 31, 2022, 2021, and 2020 were as follows:

	2022	2021	2020
	(In Millions)		
Cash and cash equivalents at beginning of period	$443	$1,759	$426
Net cash provided by (used in):			
Operating activities	2,585	2,301	2,690
Investing activities	(5,710)	(6,179)	(4,772)
Financing activities	2,906	2,562	3,415
Net increase (decrease) in cash and cash equivalents	(219)	(1,316)	1,333
Cash and cash equivalents at end of period	$224	$443	$1,759

2022 Compared to 2021

Operating Activities

Net cash flow provided by operating activities increased by $284 million in 2022 primarily due to:

- higher collections from Utility customers;
- a decrease of $283 million in storm spending primarily due to Hurricane Laura, Hurricane Delta, Hurricane Zeta, Hurricane Ida, and Winter Storm Uri restoration efforts in 2021. See Note 2 to the financial statements for discussion of recent storms;
- proceeds of $202 million received from the LURC in December 2022 from the Entergy New Orleans securitization. See Note 2 to the financial statements for discussion of the Entergy New Orleans securitization;
- a decrease of $80 million in severance and retention payments in 2022 as compared to 2021. See Note 13 to the financial statements for a discussion of the severance and retention payments related to Entergy Wholesale Commodities. See "**Entergy Wholesale Commodities Exit from the Merchant Power Business**" above for a discussion of Entergy Wholesale Commodities' exit from the merchant power business; and
- a decrease of $70 million in income tax payments in 2022 as compared to 2021. Entergy had net income tax payments in 2022 primarily related to estimated federal and state income taxes. Entergy had net income tax payments in 2021 related to state income taxes and federal estimated taxes, offset by federal income tax refunds received associated with the completion of the 2014-2015 IRS audit.

The increase was partially offset by:

- increased fuel costs. See Note 2 to the financial statements for a discussion of fuel and purchased power cost recovery;
- lower cash from Entergy Wholesale Commodities plant operations in 2022. See "**Entergy Wholesale Commodities Exit from the Merchant Power Business**" above for a discussion of Entergy Wholesale Commodities' exit from the merchant power business;
- payments to vendors, including timing and an increase in Utility cost of operations;
- an increase of $114 million in pension contributions in 2022 as compared to 2021. See "**Critical Accounting Estimates**" below and Note 11 to the financial statements for a discussion of qualified pension and other postretirement benefits funding; and

- an increase of $59 million in interest paid.

Investing Activities

Net cash flow used in investing activities decreased by $469 million in 2022 primarily due to:

- a decrease of $915 million in distribution construction expenditures primarily due to lower capital expenditures for storm restoration in 2022 and lower spending in 2022 on advanced metering infrastructure, partially offset by higher capital expenditures as a result of increased development in the Utility operating companies' service areas and increased investment in the reliability and infrastructure of the distribution system;
- a decrease of $326 million in transmission construction expenditures primarily due to lower capital expenditures for storm restoration in 2022, partially offset by a higher scope of work on projects performed in 2022 as compared to 2021; and
- the purchase of the Hardin County Peaking Facility by Entergy Texas in June 2021 for approximately $37 million and the purchase of the Searcy Solar facility by the Entergy Arkansas tax equity partnership in December 2021 for approximately $132 million. See Note 14 to the financial statements for discussion of the Hardin County Peaking Facility and the Searcy Solar facility purchases.

The decrease was partially offset by:

- net payments to storm reserve escrow accounts of $369 million in 2022 compared to net receipts from storm reserve escrow accounts of $83 million in 2021;
- an increase of $162 million in nuclear construction expenditures primarily due to increased spending on various nuclear projects in 2022;
- the initial payment of approximately $105 million in May 2022 for the purchase of the Sunflower Solar facility by the Entergy Mississippi tax equity partnership. See Note 14 to the financial statements for discussion of the Sunflower Solar facility purchase;
- an increase of $79 million in decommissioning trust fund investment activity;
- an increase of $57 million in nuclear fuel purchases due to variations from year to year in the timing and pricing of fuel reload requirements, materials and services deliveries, and the timing of cash payments during the nuclear fuel cycle; and
- an increase of $52 million in information technology capital expenditures primarily due to increased spending on various technology projects in 2022.

Financing Activities

Net cash flow provided by financing activities increased by $344 million in 2022 primarily due to:

- proceeds from securitization of $3,164 million received by the storm trust at Entergy Louisiana in 2022;
- an increase of $652 million in net sales proceeds from the issuance of common stock under the at the market equity distribution program in 2022 as compared to 2021. See Note 7 to the financial statements for discussion of the equity distribution program; and
- an increase of $53 million in net issuances of commercial paper in 2022 compared to 2021.

The increase was partially offset by long-term debt activity providing approximately $24 million of cash in 2022 compared to providing approximately $3,481 million in 2021 and an increase of $67 million in common stock dividends paid as a result of an increase in the dividend paid per share in 2022 compared to 2021.

See Note 2 to the financial statements for a discussion of the Entergy Louisiana securitization. See Note 4 to the financial statements for details of Entergy's commercial paper program. See Note 5 to the financial statements for details of long-term debt.

2021 Compared to 2020

See "**MANAGEMENT'S FINANCIAL DISCUSSION AND ANALYSIS - Liquidity and Capital Resources - Cash Flow Activity**" in Item 7 of Entergy's Annual Report on Form 10-K for the year ended December 31, 2021 filed with the SEC on February 25, 2022 for discussion of operating, investing, and financing cash flow activities for 2021 compared to 2020.

Rate, Cost-recovery, and Other Regulation

State and Local Rate Regulation and Fuel-Cost Recovery

The rates that the Utility operating companies charge for their services significantly influence Entergy's financial position, results of operations, and liquidity. These companies are regulated, and the rates charged to their customers are determined in regulatory proceedings. Governmental agencies, including the APSC, the LPSC, the MPSC, the City Council, and the PUCT, are primarily responsible for approval of the rates charged to customers. Following is a summary of the Utility operating companies' authorized returns on common equity:

Company	Authorized Return on Common Equity
Entergy Arkansas	9.15% - 10.15%
Entergy Louisiana	9.0% - 10.0% Electric; 9.3% - 10.3% Gas
Entergy Mississippi	9.19% - 11.37%
Entergy New Orleans	8.85% - 9.85%
Entergy Texas	9.65%

The Utility operating companies' base rate, fuel and purchased power cost recovery, and storm cost recovery proceedings are discussed in Note 2 to the financial statements.

Federal Regulation

The FERC regulates wholesale sales of electricity rates and interstate transmission of electricity, including rates for System Energy's sales of capacity and energy from Grand Gulf to Entergy Arkansas, Entergy Louisiana, Entergy Mississippi, and Entergy New Orleans pursuant to the Unit Power Sales Agreement. The current return on equity and capital structure of System Energy are currently the subject of complaints filed by certain of the operating companies' retail regulators. The current return on equity under the Unit Power Sales Agreement is 10.94% for Entergy Arkansas, Entergy Louisiana, and Entergy New Orleans, while Entergy Mississippi's return on equity under the Unit Power Sales Agreement is 9.65% due to the System Energy settlement with the MPSC. Prior to each operating company's termination of participation in the System Agreement (Entergy Arkansas in December 2013, Entergy Mississippi in November 2015, and Entergy Louisiana, Entergy New Orleans, and Entergy Texas, each in August 2016), the Utility operating companies engaged in the coordinated planning, construction, and operation of generating and bulk transmission facilities under the terms of the System Agreement, which was a rate schedule approved by the FERC. Certain of the Utility operating companies' retail regulators are pursuing litigation involving the System Agreement at the FERC and in federal courts. See Note 2 to the financial statements for discussion of the complaints filed with the FERC challenging System Energy's return on equity and capital structure, System Energy's treatment of uncertain tax positions and the Grand Gulf sale leaseback arrangement, rates charged under the Unit Power Sales Agreement, LPSC petition for writ of mandamus, prudence of Grand Gulf's operations and 2012 extended power uprate, System Energy formula rate annual protocols formal challenge concerning 2020 calendar year bills, and the System Energy settlement with the MPSC.

Market and Credit Risk Sensitive Instruments

Market risk is the risk of changes in the value of commodity and financial instruments, or in future net income or cash flows, in response to changing market conditions. Entergy holds commodity and financial instruments that are exposed to the following significant market risks.

- The commodity price risk associated with the sale of electricity by the Entergy Wholesale Commodities business.
- The interest rate and equity price risk associated with Entergy's investments in pension and other postretirement benefit trust funds. See Note 11 to the financial statements for details regarding Entergy's pension and other postretirement benefit trust funds.
- The interest rate and equity price risk associated with Entergy's investments in nuclear plant decommissioning trust funds. See Note 16 to the financial statements for details regarding Entergy's decommissioning trust funds.
- The interest rate risk associated with changes in interest rates as a result of Entergy's outstanding indebtedness. Entergy manages its interest rate exposure by monitoring current interest rates and its debt outstanding in relation to total capitalization. See Notes 4 and 5 to the financial statements for the details of Entergy's debt outstanding.

The Utility has limited exposure to the effects of market risk because it operates primarily under cost-based rate regulation. To the extent approved by their retail regulators, the Utility operating companies use commodity and financial instruments to hedge the exposure to price volatility inherent in their purchased power, fuel, and gas purchased for resale costs that are recovered from customers.

Entergy's commodity and financial instruments are also exposed to credit risk. Credit risk is the risk of loss from nonperformance by suppliers, customers, or financial counterparties to a contract or agreement. Entergy is also exposed to a potential demand on liquidity due to credit support requirements within its supply or sales agreements.

Entergy Wholesale Commodities Portfolio

Some of the agreements to sell the power produced by Entergy Wholesale Commodities' power plants contain provisions that require an Entergy subsidiary to provide credit support to secure its obligations under the agreements. The primary form of credit support to satisfy these requirements is an Entergy Corporation guarantee. Cash and letters of credit are also acceptable forms of credit support. At December 31, 2022, based on power prices at that time, Entergy had liquidity exposure of $8 million under the guarantees in place supporting Entergy Wholesale Commodities transactions and $8 million of posted cash collateral.

Nuclear Matters

Entergy's Utility business includes the ownership and operation of nuclear generating plants and is, therefore, subject to the risks related to such ownership and operation. These include risks related to: the use, storage, and handling and disposal of high-level and low-level radioactive materials; the substantial financial requirements, both for capital investments and operational needs, including the financial requirements to address emerging issues related to equipment reliability, to position Entergy's nuclear fleet to meet its operational goals; the performance and capacity factors of these nuclear plants; the risk of an adverse outcome to a challenge to the prudence of operations at Grand Gulf; regulatory requirements and potential future regulatory changes, including changes affecting the regulations governing nuclear plant ownership, operations, license amendments, and decommissioning; the availability of interim or permanent sites for the disposal of spent nuclear fuel and nuclear waste, including the fees charged for such disposal; the sufficiency of nuclear decommissioning trust fund assets and earnings to complete decommissioning of each site when required; and limitations on the amounts and types of insurance commercially available for losses in connection with nuclear plant operations and catastrophic events such as a nuclear accident.

NRC Reactor Oversight Process

The NRC's Reactor Oversight Process is a program to collect information about plant performance, assess the information for its safety significance, and provide for appropriate licensee and NRC response. The NRC evaluates plant performance by analyzing two distinct inputs: inspection findings resulting from the NRC's inspection program and performance indicators reported by the licensee. The evaluations result in the placement of each plant in one of the NRC's Reactor Oversight Process Action Matrix columns: "licensee response column," or Column 1, "regulatory response column," or Column 2, "degraded cornerstone column," or Column 3, "multiple/ repetitive degraded cornerstone column," or Column 4, and "unacceptable performance," or Column 5. Plants in Column 1 are subject to normal NRC inspection activities. Plants in Column 2, Column 3, or Column 4 are subject to progressively increasing levels of inspection by the NRC with, in general, progressively increasing levels of associated costs. Continued plant operation is not permitted for plants in Column 5. All of the nuclear generating plants owned and operated by Entergy's Utility business are currently in Column 1, except Waterford 3, which is in Column 2.

In September 2022 the NRC placed Waterford 3 in Column 2 based on an error associated with a radiation monitor calibration. Entergy corrected the issue with the radiation monitor in February 2022; however, Waterford 3 is expected to remain in Column 2 until third quarter 2023 based on a subsequent radiation monitor calibration issue.

Critical Accounting Estimates

The preparation of Entergy's financial statements in conformity with generally accepted accounting principles requires management to apply appropriate accounting policies and to make estimates and judgments that can have a significant effect on reported financial position, results of operations, and cash flows. Management has identified the following accounting estimates as critical because they are based on assumptions and measurements that involve a high degree of uncertainty, and the potential for future changes in these assumptions and measurements could produce estimates that would have a material effect on the presentation of Entergy's financial position, results of operations, or cash flows.

Nuclear Decommissioning Costs

Entergy subsidiaries own nuclear generation facilities in the Utility operating segment. Regulations require Entergy subsidiaries to decommission the nuclear power plants after each facility is taken out of service, and cash is deposited in trust funds during the facilities' operating lives in order to provide for this obligation. Entergy conducts periodic decommissioning cost studies to estimate the costs that will be incurred to decommission the facilities. The following key assumptions have a significant effect on these estimates.

- Timing - In projecting decommissioning costs, two assumptions must be made to estimate the timing of plant decommissioning. First, the date of the plant's retirement must be estimated for those plants that do not have an announced shutdown date. The estimate may include assumptions regarding the possibility that the plant may have an operating life shorter than the operating license expiration. Second, an assumption must be made regarding whether all decommissioning activity will proceed immediately upon plant retirement, or whether the plant will be placed in SAFSTOR status. SAFSTOR is decommissioning a facility by placing it in a safe, stable condition that is maintained until it is subsequently decontaminated and dismantled to levels that permit license termination, normally within 60 years from permanent cessation of operations. A change of assumption regarding either the period of continued operation, the use of a SAFSTOR period, or whether Entergy will continue to hold the plant or the plant is held for sale can change the present value of the asset retirement obligation.

- Cost Escalation Factors - Entergy's current decommissioning cost studies include an assumption that decommissioning costs will escalate over present cost levels by factors ranging from approximately 2% to 3% annually. A 50-basis point change in this assumption could change the estimated present value of the decommissioning liabilities by approximately 10% to 17%. The timing assumption influences the significance of the effect of a change in the estimated inflation or cost escalation rate because the effect increases with the length of time assumed before decommissioning activity ends.

- Spent Fuel Disposal - Federal law requires the DOE to provide for the permanent storage of spent nuclear fuel, and legislation has been passed by Congress to develop a repository at Yucca Mountain, Nevada. The DOE has not yet begun accepting spent nuclear fuel and is in non-compliance with federal law. The DOE continues to delay meeting its obligation and Entergy's nuclear plant owners are continuing to pursue damage claims against the DOE for its failure to provide timely spent fuel storage. Until a federal site is available, however, nuclear plant operators must provide for interim spent fuel storage on the nuclear plant site, which can require the construction and maintenance of dry cask storage sites or other facilities. The costs of developing and maintaining these facilities during the decommissioning period can have a significant effect (as much as an average of 20% to 30% of total estimated decommissioning costs). Entergy's decommissioning studies include cost estimates for spent fuel storage. These estimates could change in the future, however, based on the expected timing of when the DOE begins to fulfill its obligation to receive and store spent nuclear fuel. See Note 8 to the financial statements for further discussion of Entergy's spent nuclear fuel litigation.

- Technology and Regulation - Over the past several years, more practical experience with the actual decommissioning of nuclear facilities has been gained and that experience has been incorporated into Entergy's current decommissioning cost estimates. Given the long duration of decommissioning projects, additional experience, including technological advancements in decommissioning, could be gained and affect current cost estimates. In addition, if regulations regarding nuclear decommissioning were to change, this could affect cost estimates.

- Interest Rates - The estimated decommissioning costs that are the basis for the recorded decommissioning liability are discounted to present value using a credit-adjusted risk-free rate. When the decommissioning liability is revised, increases in cash flows are discounted using the current credit-adjusted risk-free rate. Decreases in estimated cash flows are discounted using the credit-adjusted risk-free rate used previously in estimating the decommissioning liability that is being revised. Therefore, to the extent that a revised cost study results in an increase in estimated cash flows, a change in interest rates from the time of the previous cost estimate will affect the calculation of the present value of the revised decommissioning liability.

Revisions of estimated decommissioning costs that decrease the liability also result in a decrease in the asset retirement cost asset. Revisions of estimated decommissioning costs that increase the liability result in an increase in the asset retirement cost asset, which is then depreciated over the asset's remaining economic life. See Note 9 to the financial statements for further discussion of asset retirement obligations.

Utility Regulatory Accounting

Entergy's Utility operating companies and System Energy are subject to retail regulation by their respective state and local regulators and to wholesale regulation by the FERC. Because these regulatory agencies set the rates the Utility operating companies and System Energy are allowed to charge customers based on allowable costs, including a reasonable return on equity, the Utility operating companies and System Energy apply accounting standards that require the financial statements to reflect the effects of rate regulation, including the recording of regulatory assets and liabilities. Regulatory assets represent incurred costs that have been deferred because they are probable of future recovery from customers through regulated rates. Regulatory liabilities represent (1) revenue or gains that have been deferred because it is probable such amounts will be returned to customers through future regulated rates or (2) billings in advance of expenditures for approved regulatory programs. See Note 2 to the financial statements for a discussion of rate and regulatory matters, including details of Entergy's and the Registrant Subsidiaries' regulatory assets and regulatory liabilities.

For each regulatory jurisdiction in which they conduct business, the Utility operating companies and System Energy assess whether the regulatory assets and regulatory liabilities continue to meet the criteria for probable future recovery or settlement at each balance sheet date and when regulatory events occur. This assessment includes consideration of recent rate orders, historical regulatory treatment for similar costs, and factors such as changes in applicable regulatory and political environments. If the assessments made by the Utility operating companies and System Energy are ultimately different than actual regulatory outcomes, it could materially affect the results of operations, financial position, and cash flows of Entergy or the Registrant Subsidiaries.

Impairment of Long-lived Assets

Entergy has significant investments in long-lived assets in its Utility operating segment, and Entergy evaluates these assets against the market economics and regulatory conditions under the accounting rules for impairment when there are indications that the carrying amount of an asset or asset group may not be recoverable. This evaluation involves a significant degree of estimation and uncertainty.

In June 2022, Entergy completed its multi-year strategy to shut down and sell each of the plants in Entergy Wholesale Commodities' merchant nuclear fleet. In the Entergy Wholesale Commodities business, Entergy's investments in merchant generation assets were subject to impairment if adverse market or regulatory conditions arose, particularly if it led to a decision or an expectation that Entergy would operate or own a plant for a shorter period than previously expected; if there was a significant adverse change in the physical condition of a plant; or, if capital investment in a plant significantly exceeded previously-expected amounts. See Note 14 to the financial statements for a discussion of impairment conclusions related to the Entergy Wholesale Commodities nuclear plants.

If an asset is considered held for use, and Entergy concludes that events and circumstances are present indicating that an impairment analysis should be performed under the accounting standards, the sum of the expected undiscounted future cash flows from the asset are compared to the asset's carrying value. The carrying value of the asset includes any capitalized asset retirement cost associated with the decommissioning liability; therefore, changes in assumptions that affect the decommissioning liability can increase or decrease the carrying value of the asset subject to impairment for those assets for which a decommissioning liability is recorded. If the expected undiscounted future cash flows exceed the carrying value, no impairment is recorded. If the expected undiscounted future cash flows are less than the carrying value and the carrying value exceeds the fair value, Entergy is required to record an impairment charge to write the asset down to its fair value. If an asset is considered held for sale, an impairment is required to be recognized if the fair value (less costs to sell) of the asset is less than its carrying value.

The expected future cash flows are based on a number of key assumptions, including:

- Future power and fuel prices - Electricity and gas prices can be very volatile. This volatility increases the imprecision inherent in the long-term forecasts of commodity prices that are a key determinant of estimated future cash flows.
- Market value of generation assets - Valuing assets held for sale requires estimating the current market value of generation assets. While market transactions provide evidence for this valuation, these transactions are relatively infrequent, the market for such assets is volatile, and the value of individual assets is affected by factors unique to those assets.
- Future operating costs - Entergy assumes relatively minor annual increases in operating costs. Technological or regulatory changes that have a significant effect on operations could cause a significant change in these assumptions.
- Timing and the life of the asset - Entergy assumes an expected life of the asset. A change in the timing assumption, whether due to management decisions regarding operation of the plant, the regulatory process, or operational or other factors, could have a significant effect on the expected future cash flows and result in a significant effect on operations.

Taxation and Uncertain Tax Positions

Management exercises significant judgment in evaluating the potential tax effects of Entergy's operations, transactions, and other events. Entergy accounts for uncertain income tax positions using a recognition model under a two-step approach with a more likely-than-not recognition threshold and a measurement approach based on the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement. Management evaluates each tax position based on the technical merits and facts and circumstances of the position, assuming the position will be examined by a taxing authority having full knowledge of all relevant information. Significant judgment is required to determine whether available information supports the assertion that the recognition threshold has been met. Additionally, measurement of unrecognized tax benefits to be recorded in the consolidated financial statements is based on the probability of different potential outcomes. Income tax expense and tax positions recorded could be significantly affected by events such as additional transactions contemplated or consummated by Entergy as well as audits by taxing authorities of the tax positions taken in transactions. Management believes that the financial statement tax balances are accounted for and adjusted appropriately each quarter as necessary in accordance with applicable authoritative guidance; however, the ultimate outcome of tax matters could result in favorable or unfavorable effects on the consolidated financial statements. Entergy's income taxes, including unrecognized tax benefits, open audits, and other significant tax matters are discussed in Note 3 to the financial statements.

Included in the IRS examination of Entergy's 2015 tax returns is the tax effect of the October 2015 combination of two Entergy utility companies, Entergy Gulf States Louisiana and Entergy Louisiana. Entergy Louisiana maintained a carryover tax basis in the assets received and the tax consequences provided for an increase in tax basis as well. This resulted in recognition in 2015 of a $334 million permanent difference and income tax benefit, net of the uncertain tax position recorded on the transaction. As discussed in Note 3 to the financial statements, the IRS completed its examination of the 2014 and 2015 tax years and issued its 2014-2015 Revenue Agent Report in November 2020. Entergy Louisiana reversed the provision for uncertain tax positions with respect to the business combination. See additional discussion of the 2014 and 2015 IRS audit in Note 3 to the financial statements.

In addition, as discussed in Note 3 to the financial statements, in 2015, System Energy and Entergy Louisiana adopted a new method of accounting for income tax return purposes in which nuclear decommissioning liabilities are treated as production costs of electricity includable in cost of goods sold. The new method resulted in a reduction of taxable income of $1.2 billion for System Energy and $2.2 billion for Entergy Louisiana in 2015. In the third quarter 2020 the IRS issued Notices of Proposed Adjustment concerning this uncertain tax position allowing System Energy to include $102 million of its decommissioning liability in cost of goods sold and Entergy Louisiana to include $221 million of its decommissioning liability in cost of goods sold. The Notices of Proposed Adjustment will not be appealed.

As a result of System Energy being allowed to include part of its decommissioning liability in cost of goods sold, System Energy and Entergy recorded a deferred tax liability of $26 million in 2020. System Energy also recorded federal and state taxes payable of $402 million in 2020; on a consolidated basis, however, Entergy utilized tax loss carryovers to offset the federal taxable income adjustment and accordingly did not record federal taxes payable as a result of the outcome of this uncertain tax position. The state taxes due were paid in 2021.

As a result of Entergy Louisiana being allowed to include part of its decommissioning liability in cost of goods sold, Entergy Louisiana and Entergy recorded a deferred tax liability of $60 million in 2020. Both Entergy Louisiana and Entergy utilized tax loss carryovers to offset the taxable income adjustment and accordingly did not record taxes payable as a result of the outcome of this uncertain tax position.

The partial disallowance of the uncertain tax position to include the decommissioning liability in cost of goods sold resulted in a $1.5 billion decrease in the balance of unrecognized tax benefits related to federal and state taxes for Entergy which were recorded in 2020. Additionally, both System Energy and Entergy Louisiana, in 2020, recorded a reduction to their balances of unrecognized tax benefits for federal and state taxes of $461 million and $1.1 billion, respectively.

See Note 3 to the financial statements for discussion of the effects of the Tax Cuts and Jobs Act, the federal income tax legislation enacted in December 2017, and see "**Income Tax Legislation**" above for discussion of the effects of the Inflation Reduction Act of 2022.

Qualified Pension and Other Postretirement Benefits

Entergy sponsors qualified, defined benefit pension plans, including cash balance plans and final average pay plans. Generally, plan participation is determined based on the employee's most recent date of hire and collective bargaining agreement where applicable. Additionally, Entergy currently provides other postretirement health care and life insurance benefits for substantially all full-time employees whose most recent date of hire or rehire is before July 1, 2014 and who reach retirement age and meet certain eligibility requirements while still working for Entergy.

Entergy's reported costs of providing these benefits, as described in Note 11 to the financial statements, are affected by numerous factors including the provisions of the plans, changing employee demographics, and various actuarial calculations, assumptions, and accounting mechanisms. Because of the complexity of these calculations, the long-term nature of these obligations, and the importance of the assumptions utilized, Entergy's estimate of these costs is a critical accounting estimate for the Utility and Entergy Wholesale Commodities segments.

Assumptions

Key actuarial assumptions utilized in determining qualified pension and other postretirement health care and life insurance costs include discount rates, projected healthcare cost rates, expected long-term rate of return on plan assets, rate of increase in future compensation levels, retirement rates, expected timing and form of payments, and mortality rates.

Annually, Entergy reviews and, when necessary, adjusts the assumptions for the pension and other postretirement plans. Every three-to-five years, a formal actuarial assumption experience study that compares assumptions to the actual experience of the pension and other postretirement health care and life insurance plans is conducted. The interest rate environment over the past few years and volatility in the financial equity markets have affected Entergy's funding and reported costs for these benefits.

Discount rates

In selecting an assumed discount rate to calculate benefit obligations, Entergy uses a yield curve based on high-quality corporate debt with cash flows matching the expected plan benefit payments. In estimating the service cost and interest cost components of net periodic benefit cost, Entergy discounts the expected cash flows by the applicable spot rates.

Projected health care cost trend rates

Entergy's health care cost trend is affected by both medical cost inflation, and with respect to capped costs under the plan, the effects of general inflation. Entergy reviews actual recent cost trends and projected future trends in establishing its health care cost trend rates.

Expected long-term rate of return on plan assets

In determining its expected long-term rate of return on plan assets used in the calculation of benefit plan costs, Entergy reviews past performance, current and expected future asset allocations, and capital market assumptions of its investment consultant and some of its investment managers. Entergy conducts periodic asset/ liability studies in order to set its target asset allocations.

In 2021, Entergy confirmed its liability-driven investment strategy for its pension assets, which recommended that the target asset allocation adjust dynamically over time, based on the funded status of the plan, to an ultimate allocation of 26% equity securities and 74% fixed income securities. The ultimate asset allocation is expected to be attained when the plan is 110% funded. The target pension asset allocation for 2022 was 65% equity and 35% fixed income securities.

In 2017, Entergy implemented a new asset allocation strategy for its non-taxable and taxable other postretirement assets, based on the funded status of each sub-account within each trust. The new strategy no longer focuses on targeting an overall asset allocation for each trust, but rather a target asset allocation for each sub-account within each trust that adjusts dynamically based on the funded status. The 2022 weighted average target postretirement asset allocation is 42% equity and 58% fixed income securities. See Note 11 to the financial statements for discussion of the current asset allocations for Entergy's pension and other postretirement assets.

Costs and Sensitivities

The estimated 2023 and actual 2022 qualified pension and other postretirement costs and related underlying assumptions and sensitivities are shown below:

Costs	Estimated 2023	2022
	(In Millions)	
Qualified pension cost	$102	$390.5 (a)
Other postretirement income	($13.8)	($12.6)

Assumptions	2023	2022
Discount rates		
Qualified pension		
Service cost	5.26%	3.07%
Interest cost	5.16%	2.49%
Other postretirement		
Service cost	5.00%	3.20%
Interest cost	5.09%	2.31%
Expected long-term rates of return		
Qualified pension assets	7.00%	6.75%
Other postretirement - non-taxable assets	6.00% - 7.00%	5.75% - 6.75%
Other postretirement - taxable assets - after tax rate	5.25%	4.75%
Weighted-average rate of increase in future compensation	3.98% - 4.40%	3.98% - 4.40%
Assumed health care cost trend rates		
Pre-65 retirees	6.65%	5.65%
Post-65 retirees	7.50%	5.90%
Ultimate rate	4.75%	4.75%
Year ultimate rate is reached and beyond		
Pre-65 retirees	2032	2032
Post-65 retirees	2032	2032

(a)   In 2022, qualified pension cost included settlement costs of $230.4 million.

Actual asset returns have an effect on Entergy's qualified pension and other postretirement costs. In 2022, Entergy's actual annual return on qualified pension assets was approximately (18%) and for other postretirement assets was approximately (15%), as compared with the 2022 expected long-term rates of return discussed above.

The following chart reflects the sensitivity of qualified pension cost and qualified pension projected benefit obligation to changes in certain actuarial assumptions (dollars in millions):

Actuarial Assumption	Change in Assumption	Impact on 2023 Qualified Pension Cost	Impact on 2022 Qualified Projected Benefit Obligation
		Increase/(Decrease)	
Discount rate	(0.25%)	$6	$150
Rate of return on plan assets	(0.25%)	$14	$—
Rate of increase in compensation	0.25%	$5	$23

The following chart reflects the sensitivity of postretirement benefit cost and accumulated postretirement benefit obligation to changes in certain actuarial assumptions (dollars in millions):

Actuarial Assumption	Change in Assumption	Impact on 2023 Postretirement Benefit Cost	Impact on 2022 Accumulated Postretirement Benefit Obligation
		Increase/(Decrease)	
Discount rate	(0.25%)	$1	$22
Health care cost trend	0.25%	$3	$17

Each fluctuation above assumes that the other components of the calculation are held constant.

Accounting Mechanisms

In accordance with pension accounting standards, Entergy utilizes a number of accounting mechanisms that reduce the volatility of reported pension costs. Differences between actuarial assumptions and actual plan results are deferred and are amortized into expense only when the accumulated differences exceed 10% of the greater of the projected benefit obligation or the market-related value of plan assets. If necessary, the excess is amortized over the average remaining service period of active employees or the average remaining life expectancy of plan participants if almost all are inactive, as is the case for certain qualified pension plans in which some companies within the Entergy Wholesale Commodities segment participate. Additionally, accounting standards allow for the deferral of prior service costs/credits arising from plan amendments that attribute an increase or decrease in benefits to employee service in prior periods. Prior service costs/credits are then amortized into expense over the average future working life of active employees. Certain decisions, including workforce reductions, plan amendments, and plant shutdowns may significantly reduce the expense amortization period and result in immediate recognition of certain previously-deferred costs and gains/losses in the form of curtailment gains or losses. Similarly, payments made to settle benefit obligations, including lump sum benefit payments, can also result in accelerated recognition in the form of settlement losses or gains.

Entergy calculates the expected return on pension and other postretirement benefit plan assets by multiplying the long-term expected rate of return on assets by the market-related value (MRV) of plan assets. In general, Entergy determines the MRV of its pension plan assets by calculating a value that uses a 20-quarter phase-in of the difference between actual and expected returns and for its other postretirement benefit plan assets Entergy uses fair value.

Accounting standards require an employer to recognize in its balance sheet the funded status of its benefit plans. See Note 11 to the financial statements for a further discussion of Entergy's funded status.

<u>Employer Contributions</u>

Entergy contributed $470 million to its qualified pension plans in 2022. Entergy estimates pension contributions will be approximately $267 million in 2023; although the 2023 required pension contributions will be known with more certainty when the January 1, 2023 valuations are completed, which is expected by April 1, 2023.

Minimum required funding calculations as determined under Pension Protection Act guidance, as amended by the American Rescue Plan Act of 2021, are performed annually as of January 1 of each year and are based on measurements of the assets and funding liabilities as measured at that date. Any excess of the funding liability over the calculated fair market value of assets results in a funding shortfall that must be funded over a fifteen-year rolling period. The Pension Protection Act also imposes certain plan limitations if the funded percentage, which is based on calculated fair market values of assets divided by funding liabilities, does not meet certain thresholds. For funding purposes, asset gains and losses are smoothed into the calculated fair market value of assets. The funding liability is based upon a weighted average 24-month corporate bond rate published by the U.S. Treasury which is generally subject to a corridor of the 25-year average of prior segment rates. Periodic changes in asset returns and interest rates can affect funding shortfalls and future cash contributions.

Entergy contributed $52.8 million to its postretirement plans in 2022 and plans to contribute $42.5 million in 2023.

Other Contingencies

As a company with multi-state utility operations, Entergy is subject to a number of federal and state laws and regulations and other factors and conditions in the areas in which it operates, which potentially subjects it to environmental, litigation, and other risks. Entergy periodically evaluates its exposure for such risks and records a provision for those matters which are considered probable and estimable in accordance with generally accepted accounting principles.

<u>Environmental</u>

Entergy must comply with environmental laws and regulations applicable to air emissions, water discharges, solid waste (including coal combustion residuals), hazardous waste, toxic substances, protected species, and other environmental matters. Under these various laws and regulations, Entergy could incur substantial costs to comply or address any impacts to the environment. Entergy conducts studies to determine the extent of any required remediation and has recorded liabilities based upon its evaluation of the likelihood of loss and expected dollar amount for each issue. Additional sites or issues could be identified which require environmental remediation or corrective action for which Entergy could be liable. The amounts of environmental liabilities recorded can be significantly affected by the following external events or conditions.

- Changes to existing federal, state, or local regulation by governmental authorities having jurisdiction over air quality, water quality, control of toxic substances and hazardous and solid wastes, and other environmental matters.
- The identification of additional impacts, sites, issues, or the filing of other complaints in which Entergy may be asserted to be a potentially responsible party.
- The resolution or progression of existing matters through the court system or resolution by the EPA or relevant state or local authority.

<u>Litigation</u>

Entergy is regularly named as a defendant in a number of lawsuits involving employment, customers, and injuries and damages issues, among other matters. Entergy periodically reviews the cases in which it has been named as defendant and assesses the likelihood of loss in each case as probable, reasonably possible, or remote and records liabilities for cases that have a probable likelihood of loss and the loss can be estimated. Given the environment in which Entergy operates, and the unpredictable nature of many of the cases in which Entergy is named as a defendant, the ultimate outcome of the litigation to which Entergy is exposed has the potential to materially affect the results of operations, financial position, and cash flows of Entergy or the Registrant Subsidiaries.

Complaints Against System Energy

System Energy's operating revenues are derived from the allocation of the capacity, energy, and related costs associated with its 90% ownership/leasehold interest in Grand Gulf. System Energy sells its Grand Gulf capacity and energy to Entergy Arkansas, Entergy Louisiana, Entergy Mississippi, and Entergy New Orleans pursuant to the Unit Power Sales Agreement. System Energy and the Unit Power Sales Agreement are currently the subject of several litigation proceedings at the FERC, including challenges with respect to System Energy's authorized return on equity and capital structure, renewal of the sale-leaseback arrangement, treatment of uncertain tax positions, a broader investigation of rates under the Unit Power Sales Agreement, and a prudence complaint challenging the extended power uprate completed at Grand Gulf in 2012 and the operation and management of Grand Gulf, particularly in the 2016-2020 time period. The claims in these proceedings include claims for refunds and claims for rate adjustments; the aggregate amount of refunds claimed in these proceedings substantially exceeds the net book value of System Energy. See Note 2 to the financial statements for discussion of these proceedings.

New Accounting Pronouncements

See Note 1 to the financial statements for discussion of new accounting pronouncements.

ENTERGY CORPORATION AND SUBSIDIARIES
REPORT OF MANAGEMENT

Management of Entergy Corporation and its subsidiaries has prepared and is responsible for the financial statements and related financial information included in this document. To meet this responsibility, management establishes and maintains a system of internal controls over financial reporting designed to provide reasonable assurance regarding the preparation and fair presentation of financial statements in accordance with generally accepted accounting principles. This system includes communication through written policies and procedures, an employee Code of Entegrity, and an organizational structure that provides for appropriate division of responsibility and training of personnel. This system is also tested by a comprehensive internal audit program.

Entergy management assesses the design and effectiveness of Entergy's internal control over financial reporting on an annual basis. In making this assessment, management uses the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework. The 2013 COSO Framework was utilized for management's assessment. Management acknowledges, however, that all internal control systems, no matter how well designed, have inherent limitations and can provide only reasonable assurance with respect to financial statement preparation and presentation.

Entergy Corporation's independent registered public accounting firm, Deloitte & Touche LLP, has issued an attestation report on the effectiveness of Entergy Corporation's internal control over financial reporting as of December 31, 2022.

In addition, the Audit Committee of the Board of Directors, composed solely of independent Directors, meets with the independent auditors, internal auditors, management, and internal accountants periodically to discuss internal controls, and auditing and financial reporting matters. The Audit Committee appoints the independent auditors annually, seeks shareholder ratification of the appointment, and reviews with the independent auditors the scope and results of the audit effort. The Audit Committee also meets periodically with the independent auditors and the chief internal auditor without management present, providing free access to the Audit Committee.

Based on management's assessment of internal controls using the 2013 COSO criteria, management believes that Entergy maintained effective internal control over financial reporting as of December 31, 2022. Management further believes that this assessment, combined with the policies and procedures noted above, provides reasonable assurance that Entergy's financial statements are fairly and accurately presented in accordance with generally accepted accounting principles.

ANDREW S. MARSH
Chairman of the Board and Chief Executive Officer of
Entergy Corporation

KIMBERLY A. FONTAN
Executive Vice President and Chief Financial Officer of
Entergy Corporation

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Entergy Corporation and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Entergy Corporation and Subsidiaries (the "Corporation") as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, cash flows, and changes in equity for each of the three years in the period ended December 31, 2022, and the related notes (collectively, referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Corporation as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Corporation's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 24, 2023, expressed an unqualified opinion on the Corporation's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on the Corporation's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Corporation in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Rate and Regulatory Matters —Entergy Corporation and Subsidiaries—Refer to Note 2 to the financial statements

Critical Audit Matter Description

The Corporation is subject to rate regulation by the Arkansas Public Service Commission, Louisiana Public Service Commission, Mississippi Public Service Commission, City Council of New Orleans, Louisiana, and Public Utility Commission of Texas (the "Commissions"), which have jurisdiction with respect to the rates of electric companies in Arkansas, Louisiana, Mississippi, Texas, and the City of New Orleans, and to wholesale rate regulation by the Federal Energy Regulatory Commission ("FERC"). Management has determined it meets the requirements under accounting principles generally accepted in the United States of America to prepare its financial statements applying the specialized rules to account for the effects of cost-based rate regulation. Accounting for the economics of rate regulation impacts multiple financial statement line items and disclosures.

The Corporation's rates are subject to regulatory rate-setting processes and annual earnings oversight. Because the Commissions and the FERC set the rates, the Corporation is allowed to charge customers based on allowable costs, including a reasonable return on equity, and the Corporation applies accounting standards that require the financial statements to reflect the effects of rate regulation, including the recording of regulatory assets and liabilities. The Corporation assesses whether the regulatory assets and regulatory liabilities continue to meet the criteria for probable future recovery or settlement at each balance sheet date and when regulatory events occur. This assessment includes consideration of recent rate orders, historical regulatory treatment for similar costs, and factors such as changes in applicable regulatory and political environments. While the Corporation has indicated it expects to recover costs from customers through regulated rates, there is a risk that the Commissions and the FERC will not approve: (1) full recovery of the costs of providing utility service or (2) full recovery of amounts invested in the utility business and a reasonable return on that investment.

We identified the impact of rate regulation as a critical audit matter due to the significant judgments made by management to support its assertions about impacted account balances and disclosures and the high degree of subjectivity involved in assessing the impact of future regulatory orders on the financial statements. Management judgments include assessing the (1) likelihood of recovery in future rates of incurred costs, (2) likelihood of refunds to customers, and (3) ongoing complaints filed with the FERC against System Energy Resources, Inc. ("SERI"). Auditing management's judgments regarding the outcome of future decisions by the Commissions and the FERC involved specialized knowledge of accounting for rate regulation and the rate-setting process due to its inherent complexities and significant auditor judgment to evaluate management estimates and the subjectivity of audit evidence.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the uncertainty of future decisions by the Commissions and the FERC included the following, among others:

- We tested the effectiveness of management's controls over the evaluation of the likelihood of (1) the recovery in future rates of costs incurred as property, plant, and equipment and deferred as regulatory assets; and (2) a refund or a future reduction in rates that should be reported as regulatory liabilities. We also tested the effectiveness of management's controls over the initial recognition of amounts as property, plant, and equipment; regulatory assets or liabilities; and the monitoring and evaluation of regulatory developments that may affect the likelihood of recovering costs in future rates or of a future reduction in rates.

- We evaluated the Corporation's disclosures related to the impacts of rate regulation, including the balances recorded and regulatory developments.

- We read relevant regulatory orders issued by the Commissions and the FERC for the Corporation, filings made by intervenors, and other publicly available information to assess the likelihood of recovery in future rates or of a future reduction in rates based on precedents of the Commissions' and the FERC's treatment of similar costs under similar circumstances. We evaluated the external information and compared to management's recorded regulatory asset and liability balances for completeness.

- For regulatory matters in process, including the annual formula rate plan filings, base rate case filings, and open complaints filed with the FERC against SERI, including the Return on Equity and Capital Structure Complaints, the Grand Gulf Sale-Leaseback Renewal Complaint and Uncertain Tax Position Rate Base Issue, the Unit Power Sales Agreement Complaint, the Grand Gulf Prudence Complaint, and the SERI Formula Rate Annual Protocols Formal Challenge Concerning 2020 Calendar Year Bills, we inspected the Corporation's and intervenors' filings with the Commissions and the FERC, initial Administrative Law Judge decisions and FERC orders issued, and settlement offers and agreements with the Commissions for any evidence that might contradict management's assertions.

- We obtained an analysis from management and support from the Corporation's internal and external legal counsel, as appropriate, regarding probability of recovery for regulatory assets or refund or future reduction in rates for regulatory liabilities not yet addressed in a regulatory order, including the complaints filed with the FERC against SERI, to assess management's assertion that amounts are probable of recovery or a future reduction in rates.

Securitization Financing—Storm Cost Recovery Filings with Retail Regulators—Entergy Corporation and Subsidiaries—Refer to Note 2 to the financial statements

Critical Audit Matter Description

Hurricane Laura, Hurricane Delta, and Hurricane Zeta in 2020 and Winter Storm Uri and Hurricane Ida in 2021 caused significant damage to portions of the Corporation's service area within the state of Louisiana. In March 2022, the Louisiana Public Service Commission ("LPSC") issued a Financing Order authorizing financing of $3.186 billion of system restoration costs utilizing the securitization process authorized by Louisiana Act 55 financing, as supplemented by Act 293 of the Louisiana Legislature's Regular Session of 2021 ("Act 55, as supplemented by Act 293"). In May 2022, the securitization financing closed, resulting in the issuance of $3.194 billion principal amount bonds by Louisiana Local Government Environmental Facilities and Community Development Authority ("LCDA"), a political subdivision of the State of Louisiana. The LCDA loaned the proceeds to the Louisiana Utilities Restoration Corporation ("LURC"), and the LURC contributed the net bond proceeds to a State legislatively authorized and LURC-sponsored trust, Restoration Law Trust I (the "storm trust"). The Corporation and the LURC each hold beneficial interests in the storm trust.

The Corporation does not report the bonds issued by the LCDA on its balance sheet because the bonds are the obligation of the LCDA. The bonds are secured by system restoration property, which is the right granted by law to the LURC to collect a system restoration charge from customers. The Corporation collects the system restoration charge on behalf of the LURC and remits the collections to the bond indenture trustee. The Corporation does not report the collection of system restoration charges as revenue because the Corporation is merely acting as a billing and collection agent for the LCDA and the LURC. In the remote possibility that the system restoration charge, as well as any funds in the excess subaccount and funds in the debt service reserve account, are insufficient to service the bonds resulting in a payment default, the storm trust is required to liquidate Entergy Finance Company preferred membership interests in an amount equal to what would be required to cure the default. The estimated value of this indirect guarantee is immaterial. The Corporation consolidates the storm trust as a variable interest entity and the LURC's 1% beneficial interest is shown as a noncontrolling interest in the financial statements.

We identified management's conclusion that the bonds issued by the LCDA are the obligation of the LCDA as a critical audit matter due to the significant judgments made by management to support its conclusion. Auditing management's judgments involved especially subjective judgment and specialized knowledge of accounting for securitization financing transactions.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the Act 55, as supplemented by Act 293, securitization financing included the following, among others:

- We tested the effectiveness of management's controls over the evaluation of the accounting impact of this securitization financing transaction, including the conclusion that the bonds issued by the LCDA are the obligation of the LCDA.

- We evaluated the Corporation's disclosures related to the impacts of the Act 55, as supplemented by Act 293, securitization financing, including the balances recorded.

- We read relevant regulatory and financing orders issued by the LPSC for the Corporation, the LURC, and the LCDA, and evaluated the external information to compare to management's conclusions.

- We obtained an analysis from management and support from the Corporation's internal and external legal counsel regarding the legal status of the bonds issued by the LCDA and the system restoration property granted to the LURC to assess management's assertion that the bonds issued by the LCDA are the obligation of the LCDA.

- With the assistance of professionals in our firm having expertise and experience in addressing the accounting for securitization financing transactions by regulated utilities, we evaluated the Company's conclusion, including the conclusion that the bonds issued by the LCDA are the obligation of the LCDA.

Uncertain Tax Positions—Entergy Corporation and Subsidiaries—Refer to Note 3 to the financial statements

Critical Audit Matter Description

The Corporation accounts for uncertain income tax positions under a two-step approach with a more likely-than-not recognition threshold and a measurement approach based on the largest amount of tax benefit that is greater than fifty percent likely of being realized upon settlement. The Corporation has uncertain tax positions which require management to make significant judgments and assumptions to determine whether available information supports the assertion that the recognition threshold is met, particularly related to the technical merits and facts and circumstances of each position, as well as the probability of different potential outcomes. These uncertain tax positions could be significantly affected by events such as additional transactions contemplated or consummated by the Corporation as well as audits by taxing authorities of the tax positions. The net unrecognized tax benefit associated with the uncertain tax positions related to the Act 55, as supplemented by Act 293, securitization financing is $569 million at December 31, 2022. The securitization provides for a tax accounting permanent difference resulting in a net reduction of income tax expense in second quarter 2022 of approximately $283 million, after taking into account a provision for uncertain tax positions.

Given the significant judgments made by management, we identified management's conclusion that these uncertain tax positions met the more-likely-than-not recognition threshold as a critical audit matter. Auditing management's judgments regarding these uncertain tax positions involved specialized knowledge of uncertain tax positions and significant auditor judgment to evaluate the subjectivity of audit evidence.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the uncertain tax positions included the following, among others:

- We tested the effectiveness of controls related to uncertain tax positions, including those over the recognition and measurement of the income tax benefits.

- We evaluated the Corporation's disclosures, and the balances recorded, related to uncertain tax positions.

- We evaluated the methods and assumptions used by management to estimate the uncertain tax positions by testing the underlying data that served as the basis for the uncertain tax position.

- With the assistance of our income tax specialists, we tested the technical merits of the uncertain tax positions and management's key estimates and judgments made by:

  - Assessing the technical merits of the uncertain tax positions by comparing to similar cases filed with the Internal Revenue Service.

  - Obtaining an opinion from the Corporation's external legal counsel regarding certain federal income tax consequences related to the Act 55, as supplemented by Act 293 securitization financing and evaluating whether the analysis was consistent with our interpretation of the relevant laws and circumstances.

  - Considering the impact of changes or settlements in the tax environment on management's methods and assumptions used to estimate the uncertain tax positions.

/s/ DELOITTE & TOUCHE LLP

New Orleans, Louisiana
February 24, 2023

We have served as the Corporation's auditor since 2001.

Attestation Report of Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and Board of Directors of
Entergy Corporation and Subsidiaries

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Entergy Corporation and Subsidiaries (the "Corporation") as of December 31, 2022, based on criteria established in *Internal Control —Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2022 of the Corporation and our report dated February 24, 2023 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Item 9A, Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Corporation's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DELOITTE & TOUCHE LLP

New Orleans, Louisiana
February 24, 2023

ENTERGY CORPORATION AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS

	For the Years Ended December 31,		
	2022	**2021**	**2020**
	(In Thousands, Except Share Data)		
OPERATING REVENUES			
Electric	$13,186,845	$10,873,995	$9,046,643
Natural gas	233,920	170,610	124,008
Competitive businesses	343,472	698,291	942,985
TOTAL	13,764,237	11,742,896	10,113,636
OPERATING EXPENSES			
Operation and Maintenance:			
Fuel, fuel-related expenses, and gas purchased for resale	3,732,851	2,458,096	1,564,371
Purchased power	1,561,544	1,271,677	904,268
Nuclear refueling outage expenses	156,032	172,636	184,157
Other operation and maintenance	3,038,459	2,968,621	3,002,626
Asset write-offs, impairments, and related charges (credits)	(163,464)	263,625	26,623
Decommissioning	224,076	306,411	381,861
Taxes other than income taxes	733,538	660,290	652,840
Depreciation and amortization	1,761,023	1,684,286	1,613,086
Other regulatory charges (credits) - net	669,403	111,628	14,609
TOTAL	11,713,462	9,897,270	8,344,441
OPERATING INCOME	2,050,775	1,845,626	1,769,195
OTHER INCOME (DEDUCTIONS)			
Allowance for equity funds used during construction	72,832	70,473	119,430
Interest and investment income (loss)	(75,581)	430,466	392,818
Miscellaneous - net	(77,629)	(201,778)	(210,633)
TOTAL	(80,378)	299,161	301,615
INTEREST EXPENSE			
Interest expense	940,060	863,712	837,981
Allowance for borrowed funds used during construction	(27,823)	(29,018)	(52,318)
TOTAL	912,237	834,694	785,663
INCOME BEFORE INCOME TAXES	1,058,160	1,310,093	1,285,147
Income taxes	(38,978)	191,374	(121,506)
CONSOLIDATED NET INCOME	1,097,138	1,118,719	1,406,653
Preferred dividend requirements of subsidiaries and noncontrolling interests	(6,028)	227	18,319
NET INCOME ATTRIBUTABLE TO ENTERGY CORPORATION	$1,103,166	$1,118,492	$1,388,334
Earnings per average common share:			
Basic	$5.40	$5.57	$6.94
Diluted	$5.37	$5.54	$6.90
Basic average number of common shares outstanding	204,450,354	200,941,511	200,106,945
Diluted average number of common shares outstanding	205,547,578	201,873,024	201,102,220

See Notes to Financial Statements.

ENTERGY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the Years Ended December 31,		
	2022	**2021**	**2020**
	(In Thousands)		
Net Income	$1,097,138	$1,118,719	$1,406,653
Other comprehensive income (loss)			
Cash flow hedges net unrealized gain (loss)			
(net of tax expense (benefit) of $0, ($7,935), and ($14,776))	1,035	(29,754)	(55,487)
Pension and other postretirement liabilities			
(net of tax expense of $46,789, $55,161, and $5,600)	146,893	195,929	22,496
Net unrealized investment gain (loss)			
(net of tax expense (benefit) of ($2,231), ($28,435), and $17,586)	(7,154)	(49,496)	30,704
Other comprehensive income (loss)	140,774	116,679	(2,287)
Comprehensive Income	1,237,912	1,235,398	1,404,366
Preferred dividend requirements of subsidiaries and noncontrolling interests	(6,028)	227	18,319
Comprehensive Income Attributable to Entergy Corporation	$1,243,940	$1,235,171	$1,386,047

See Notes to Financial Statements.

ENTERGY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,		
	2022	**2021**	**2020**
	(In Thousands)		
OPERATING ACTIVITIES			
Consolidated net income	$1,097,138	$1,118,719	$1,406,653
Adjustments to reconcile consolidated net income to net cash flow provided by operating activities:			
Depreciation, amortization, and decommissioning, including nuclear fuel amortization	2,190,371	2,242,944	2,257,750
Deferred income taxes, investment tax credits, and non-current taxes accrued	(47,154)	248,719	(131,114)
Asset write-offs, impairments, and related charges (credits)	(163,464)	263,599	26,379
Changes in working capital:			
Receivables	(157,267)	(84,629)	(139,296)
Fuel inventory	6,943	18,359	(27,458)
Accounts payable	(102,013)	269,797	137,457
Taxes accrued	4,263	(21,183)	207,556
Interest accrued	4,113	(10,640)	7,662
Deferred fuel costs	(393,746)	(466,050)	(49,484)
Other working capital accounts	(157,235)	(53,883)	(143,451)
Changes in provisions for estimated losses	374,079	(85,713)	(291,193)
Changes in other regulatory assets	576,859	(536,707)	(784,494)
Changes in other regulatory liabilities	(266,559)	43,631	238,669
Effect of securitization on regulatory asset	(941,035)	—	—
Changes in pension and other postretirement liabilities	(699,261)	(897,167)	50,379
Other	1,259,458	250,917	(76,149)
Net cash flow provided by operating activities	2,585,490	2,300,713	2,689,866
INVESTING ACTIVITIES			
Construction/capital expenditures	(5,065,126)	(6,087,296)	(4,694,076)
Allowance for equity funds used during construction	72,832	70,473	119,430
Nuclear fuel purchases	(223,613)	(166,512)	(215,664)
Payment for purchase of plant or assets	(106,193)	(168,304)	(247,121)
Net proceeds (payments) from sale of assets	(1,195)	17,421	—
Litigation proceeds from settlement agreement	9,829	—	—
Changes in securitization account	15,514	13,669	5,099
Payments to storm reserve escrow account	(1,494,048)	(25)	(2,273)
Receipts from storm reserve escrow account	1,125,279	83,105	297,588
Decrease (increase) in other investments	(3,328)	2,343	(12,755)
Litigation proceeds for reimbursement of spent nuclear fuel storage costs	32,367	49,236	72,711
Proceeds from nuclear decommissioning trust fund sales	1,636,686	5,553,629	3,107,812
Investment in nuclear decommissioning trust funds	(1,708,901)	(5,547,015)	(3,203,057)
Net cash flow used in investing activities	(5,709,897)	(6,179,276)	(4,772,306)

See Notes to Financial Statements.

ENTERGY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,		
	2022	**2021**	**2020**
	(In Thousands)		
FINANCING ACTIVITIES			
Proceeds from the issuance of:			
Long-term debt	6,019,835	8,308,427	12,619,201
Treasury stock	32,042	5,977	42,600
Common stock	852,555	200,776	—
Retirement of long-term debt	(5,995,903)	(4,827,827)	(8,152,378)
Changes in credit borrowings and commercial paper - net	(373,556)	(426,312)	(319,238)
Capital contributions from noncontrolling interests	24,702	51,202	—
Proceeds from trust related to securitization	3,163,572	—	—
Other	42,761	43,221	(7,524)
Dividends paid:			
Common stock	(841,677)	(775,122)	(748,342)
Preferred stock	(18,319)	(18,319)	(18,502)
Net cash flow provided by financing activities	2,906,012	2,562,023	3,415,817
Net increase (decrease) in cash and cash equivalents	(218,395)	(1,316,540)	1,333,377
Cash and cash equivalents at beginning of period	442,559	1,759,099	425,722
Cash and cash equivalents at end of period	$224,164	$442,559	$1,759,099
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Cash paid (received) during the period for:			
Interest - net of amount capitalized	$901,884	$843,228	$803,923
Income taxes	$28,354	$98,377	($31,228)

See Notes to Financial Statements.

ENTERGY CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
ASSETS

	December 31, 2022	December 31, 2021
	(In Thousands)	
CURRENT ASSETS		
Cash and cash equivalents:		
Cash	$115,290	$44,944
Temporary cash investments	108,874	397,615
Total cash and cash equivalents	224,164	442,559
Accounts receivable:		
Customer	788,552	786,866
Allowance for doubtful accounts	(30,856)	(68,608)
Other	241,702	231,843
Accrued unbilled revenues	495,859	420,255
Total accounts receivable	1,495,257	1,370,356
Deferred fuel costs	710,401	324,394
Fuel inventory - at average cost	147,632	154,575
Materials and supplies - at average cost	1,183,308	1,041,515
Deferred nuclear refueling outage costs	143,653	133,422
Prepayments and other	190,611	156,774
TOTAL	4,095,026	3,623,595
OTHER PROPERTY AND INVESTMENTS		
Decommissioning trust funds	4,121,864	5,514,016
Non-utility property - at cost (less accumulated depreciation)	366,405	357,576
Storm reserve escrow account	401,955	33,186
Other	102,259	126,269
TOTAL	4,992,483	6,031,047
PROPERTY, PLANT, AND EQUIPMENT		
Electric	64,646,911	64,263,250
Natural gas	691,970	658,989
Construction work in progress	1,844,171	1,511,966
Nuclear fuel	582,119	577,006
TOTAL PROPERTY, PLANT, AND EQUIPMENT	67,765,171	67,011,211
Less - accumulated depreciation and amortization	25,288,047	24,767,051
PROPERTY, PLANT, AND EQUIPMENT - NET	42,477,124	42,244,160
DEFERRED DEBITS AND OTHER ASSETS		
Regulatory assets:		
Other regulatory assets (includes securitization property of $282,886 as of December 31, 2022 and $49,579 as of December 31, 2021)	6,036,397	6,613,256
Deferred fuel costs	241,085	240,953
Goodwill	377,172	377,172
Accumulated deferred income taxes	84,100	54,186
Other	291,804	269,873
TOTAL	7,030,558	7,555,440
TOTAL ASSETS	$58,595,191	$59,454,242

See Notes to Financial Statements.

ENTERGY CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
LIABILITIES AND EQUITY

	December 31,	
	2022	2021
	(In Thousands)	
CURRENT LIABILITIES		
Currently maturing long-term debt	$2,309,037	$1,039,329
Notes payable and commercial paper	827,621	1,201,177
Accounts payable	1,777,590	2,610,132
Customer deposits	424,723	395,184
Taxes accrued	424,091	419,828
Interest accrued	195,264	191,151
Deferred fuel costs	—	7,607
Pension and other postretirement liabilities	104,845	68,336
Current portion of unprotected excess accumulated deferred income taxes	—	53,385
Sale-leaseback/depreciation regulatory liability	103,497	—
Other	202,779	204,613
TOTAL	6,369,447	6,190,742
NON-CURRENT LIABILITIES		
Accumulated deferred income taxes and taxes accrued	4,818,837	4,706,797
Accumulated deferred investment tax credits	211,220	211,975
Regulatory liability for income taxes-net	1,258,276	1,255,692
Other regulatory liabilities	2,324,590	2,643,845
Decommissioning and asset retirement cost liabilities	4,271,531	4,757,084
Accumulated provisions	531,201	157,122
Pension and other postretirement liabilities	1,213,555	1,949,325
Long-term debt (includes securitization bonds of $292,760 as of December 31, 2022 and $83,639 as of December 31, 2021)	23,623,512	24,841,572
Other	688,720	815,284
TOTAL	38,941,442	41,338,696
Commitments and Contingencies		
Subsidiaries' preferred stock without sinking fund	219,410	219,410
EQUITY		
Preferred stock, no par value, authorized 1,000,000 shares in 2022 and 2021; issued shares in 2022 and 2021 - none	—	—
Common stock, $0.01 par value, authorized 499,000,000 shares in 2022 and 2021; issued 279,653,929 shares in 2022 and 271,965,510 shares in 2021	2,797	2,720
Paid-in capital	7,632,895	6,766,239
Retained earnings	10,502,041	10,240,552
Accumulated other comprehensive loss	(191,754)	(332,528)
Less - treasury stock, at cost (68,477,429 shares in 2022 and 69,312,326 shares in 2021)	4,978,994	5,039,699
Total common shareholders' equity	12,966,985	11,637,284
Subsidiaries' preferred stock without sinking fund and noncontrolling interests	97,907	68,110
TOTAL	13,064,892	11,705,394
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$58,595,191	$59,454,242

See Notes to Financial Statements.

ENTERGY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the Years Ended December 31, 2022, 2021, and 2020

	Subsidiaries' Preferred Stock and Noncontrolling Interests	Common Shareholders' Equity					
		Common Stock	Treasury Stock	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
				(In Thousands)			
Balance at December 31, 2019	$35,000	$2,700	($5,154,150)	$6,564,436	$9,257,609	($446,920)	$10,258,675
Implementation of accounting standards	—	—	—	—	(419)	—	(419)
Balance at January 1, 2020	$35,000	$2,700	($5,154,150)	$6,564,436	$9,257,190	($446,920)	$10,258,256
Consolidated net income (a)	18,319	—	—	—	1,388,334	—	1,406,653
Other comprehensive loss	—	—	—	—	—	(2,287)	(2,287)
Common stock issuances related to stock plans	—	—	79,694	(14,513)	—	—	65,181
Common stock dividends declared	—	—	—	—	(748,342)	—	(748,342)
Preferred dividend requirements of subsidiaries (a)	(18,319)	—	—	—	—	—	(18,319)
Balance at December 31, 2020	$35,000	$2,700	($5,074,456)	$6,549,923	$9,897,182	($449,207)	$10,961,142
Consolidated net income (a)	227	—	—	—	1,118,492	—	1,118,719
Other comprehensive income	—	—	—	—	—	116,679	116,679
Common stock issuances and sales under the at the market equity distribution program	—	20	—	204,194	—	—	204,214
Common stock issuance costs	—	—	—	(3,438)	—	—	(3,438)
Common stock issuances related to stock plans	—	—	34,757	15,560	—	—	50,317
Common stock dividends declared	—	—	—	—	(775,122)	—	(775,122)
Capital contributions from noncontrolling interest	51,202	—	—	—	—	—	51,202
Preferred dividend requirements of subsidiaries (a)	(18,319)	—	—	—	—	—	(18,319)
Balance at December 31, 2021	$68,110	$2,720	($5,039,699)	$6,766,239	$10,240,552	($332,528)	$11,705,394
Consolidated net income (loss) (a)	(6,028)	—	—	—	1,103,166	—	1,097,138
Other comprehensive income	—	—	—	—	—	140,774	140,774
Common stock issuances and sales under the at the market equity distribution program	—	77	—	861,916	—	—	861,993
Common stock issuance costs	—	—	—	(9,438)	—	—	(9,438)
Common stock issuances related to stock plans	—	—	60,705	14,178	—	—	74,883
Common stock dividends declared	—	—	—	—	(841,677)	—	(841,677)
Beneficial interest in storm trust	31,636	—	—	—	—	—	31,636
Capital contributions from noncontrolling interests	24,702	—	—	—	—	—	24,702
Distributions to noncontrolling interests	(2,194)	—	—	—	—	—	(2,194)
Preferred dividend requirements of subsidiaries (a)	(18,319)	—	—	—	—	—	(18,319)
Balance at December 31, 2022	$97,907	$2,797	($4,978,994)	$7,632,895	$10,502,041	($191,754)	$13,064,892

See Notes to Financial Statements.

(a) Consolidated net income (loss) and preferred dividend requirements of subsidiaries include $16 million for 2022, 2021, and 2020 of preferred dividends on subsidiaries' preferred stock without sinking fund that is not presented as equity.

ENTERGY CORPORATION AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements include the accounts of Entergy Corporation and its subsidiaries. As required by generally accepted accounting principles in the United States of America, all intercompany transactions have been eliminated in the consolidated financial statements. Entergy's Registrant Subsidiaries (Entergy Arkansas, Entergy Louisiana, Entergy Mississippi, Entergy New Orleans, Entergy Texas, and System Energy) and many other Entergy subsidiaries also maintain accounts in accordance with FERC and other regulatory guidelines. Certain previously reported amounts in the financial statements have been reclassified to conform to current classification, with no effect on results of operations, financial positions, or cash flows.

Use of Estimates in the Preparation of Financial Statements

In conformity with generally accepted accounting principles in the United States of America, the preparation of Entergy Corporation's consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, and the disclosure of contingent assets and liabilities. Adjustments to the reported amounts of assets and liabilities may be necessary in the future to the extent that future estimates or actual results are different from the estimates used.

Revenues and Fuel Costs

See Note 19 to the financial statements for a discussion of Entergy's revenues and fuel costs.

Property, Plant, and Equipment

Property, plant, and equipment is stated at original cost less regulatory disallowances and impairments. Depreciation is computed on the straight-line basis at rates based on the applicable estimated service lives of the various classes of property. For the Registrant Subsidiaries, the original cost of plant retired or removed, less salvage, is charged to accumulated depreciation. Normal maintenance, repairs, and minor replacement costs are charged to operating expenses. Certain combined-cycle gas turbine generating units are maintained under long-term service agreements with third-party service providers. The costs under these agreements are split between operating expenses and capital additions based upon the nature of the work performed. Substantially all of the Registrant Subsidiaries' plant is subject to mortgage liens.

Electric plant includes the portion of Grand Gulf that was sold and leased back in a prior period. For financial reporting purposes, this sale and leaseback arrangement is reported as a financing transaction.

Net property, plant, and equipment for Entergy (including property under lease and associated accumulated amortization) by business segment and functional category, as of December 31, 2022 and 2021, is shown below:

2022	Entergy	Utility	Entergy Wholesale Commodities	Parent & Other
	(In Millions)			
Production				
Nuclear	$7,936	$7,936	$—	$—
Other	7,256	7,203	53	—
Transmission	9,590	9,587	3	—
Distribution	12,363	12,363	—	—
Other	2,906	2,901	—	5
Construction work in progress	1,844	1,843	1	—
Nuclear fuel	582	582	—	—
Property, plant, and equipment - net	$42,477	$42,415	$57	$5

2021	Entergy	Utility	Entergy Wholesale Commodities	Parent & Other
	(In Millions)			
Production				
Nuclear	$7,632	$7,624	$8	$—
Other	7,158	7,105	53	—
Transmission	9,578	9,577	1	—
Distribution	12,877	12,877	—	—
Other	2,910	2,905	—	5
Construction work in progress	1,512	1,511	1	—
Nuclear fuel	577	563	14	—
Property, plant, and equipment - net	$42,244	$42,162	$77	$5

Depreciation rates on average depreciable property for Entergy approximated 2.8% in 2022, 2.7% in 2021, and 2.8% in 2020. Included in these rates are the depreciation rates on average depreciable Utility property of 2.7% in 2022, 2.7% in 2021, and 2.7% in 2020, and the depreciation rates on average depreciable Entergy Wholesale Commodities property of 6.6% in 2022, 7.5% in 2021, and 12.7% in 2020. The depreciation rates for Entergy Wholesale Commodities reflect the significantly reduced remaining estimated operating lives associated with the shut down and sale of all of the remaining plants in Entergy Wholesale Commodities' merchant nuclear fleet. The decreases in the depreciation rates in 2022 and 2021 for Entergy Wholesale Commodities are due to the shutdown of Palisades in May 2022 and Indian Point 3 in April 2021, respectively.

Entergy amortizes nuclear fuel using a units-of-production method. Nuclear fuel amortization is included in fuel expense in the income statements. Because the values of their long-lived assets were impaired, and their remaining estimated operating lives significantly reduced, the Entergy Wholesale Commodities nuclear plants, except for Palisades, charged nuclear fuel costs directly to expense when incurred because their undiscounted cash flows were insufficient to recover the carrying amount of these capital additions.

Non-utility property - at cost (less accumulated depreciation) for Entergy is reported net of accumulated depreciation of $208 million as of December 31, 2022 and $200 million as of December 31, 2021.

Construction expenditures included in accounts payable is $459 million as of December 31, 2022 and $723 million as of December 31, 2021.

Jointly-Owned Generating Stations

Certain Entergy subsidiaries jointly own electric generating facilities with affiliates or third parties. All parties are required to provide their own financing. The investments, fuel expenses, and other operation and maintenance expenses associated with these generating stations are recorded by the Entergy subsidiaries to the extent of their respective undivided ownership interests. As of December 31, 2022, the subsidiaries' investment and accumulated depreciation in each of these generating stations were as follows:

Generating Stations		Fuel Type	Total Megawatt Capability (a)	Ownership	Investment	Accumulated Depreciation
					(In Millions)	
Utility business:						
Entergy Arkansas -						
Independence	Unit 1	Coal	821	31.50%	$144	$107
Independence	Common Facilities	Coal		15.75%	$43	$31
White Bluff	Units 1 and 2	Coal	1,638	57.00%	$592	$397
Ouachita (b)	Common Facilities	Gas		66.67%	$173	$157
Union (c)	Common Facilities	Gas		25.00%	$29	$10
Entergy Louisiana -						
Roy S. Nelson	Unit 6	Coal	518	40.25%	$299	$216
Roy S. Nelson	Unit 6 Common Facilities	Coal		22.73%	$22	$10
Big Cajun 2	Unit 3	Coal	540	24.15%	$149	$133
Big Cajun 2	Unit 3 Common Facilities	Coal		8.05%	$5	$3
Ouachita (b)	Common Facilities	Gas		33.33%	$91	$78
Acadia	Common Facilities	Gas		50.00%	$22	$2
Union (c)	Common Facilities	Gas		50.00%	$58	$12
Entergy Mississippi -						
Independence	Units 1 and 2 and Common Facilities	Coal	1,242	25.00%	$292	$185
Entergy New Orleans -						
Union (c)	Common Facilities	Gas		25.00%	$29	$9
Entergy Texas -						
Roy S. Nelson	Unit 6	Coal	518	29.75%	$211	$122
Roy S. Nelson	Unit 6 Common Facilities	Coal		16.80%	$8	$3
Big Cajun 2	Unit 3	Coal	540	17.85%	$111	$86
Big Cajun 2	Unit 3 Common Facilities	Coal		5.95%	$4	$1
Montgomery County	Unit 1	Gas	903	92.44%	$744	$37
System Energy -						
Grand Gulf (d)	Unit 1	Nuclear	1,400	90.00%	$5,427	$3,356
Entergy Wholesale Commodities:						
Independence	Unit 2	Coal	421	14.37%	$79	$57
Independence	Common Facilities	Coal		7.18%	$21	$14
Roy S. Nelson	Unit 6	Coal	518	10.90%	$120	$71
Roy S. Nelson	Unit 6 Common Facilities	Coal		6.15%	$3	$1

(a)   "Total Megawatt Capability" is the dependable load carrying capability as demonstrated under actual operating conditions based on the primary fuel (assuming no curtailments) that each station was designed to utilize.

(b)   Ouachita Units 1 and 2 are owned 100% by Entergy Arkansas and Ouachita Unit 3 is owned 100% by Entergy Louisiana. The investment and accumulated depreciation numbers above are only for the common facilities and not for the generating units.

(c)   Union Unit 1 is owned 100% by Entergy New Orleans, Union Unit 2 is owned 100% by Entergy Arkansas, Union Units 3 and 4 are owned 100% by Entergy Louisiana. The investment and accumulated depreciation numbers above are only for the specified common facilities and not for the generating units.

(d)   Includes a leasehold interest held by System Energy. System Energy's Grand Gulf lease obligations are discussed in Note 5 to the financial statements.

Nuclear Refueling Outage Costs

Nuclear refueling outage costs are deferred during the outage and amortized over the estimated period to the next outage because these refueling outage expenses are incurred to prepare the units to operate for the next operating cycle without having to be taken off line.

Allowance for Funds Used During Construction (AFUDC)

AFUDC represents the approximate net composite interest cost of borrowed funds and a reasonable return on the equity funds used for construction by the Registrant Subsidiaries. AFUDC increases both the plant balance and earnings and is realized in cash through depreciation provisions included in the rates charged to customers.

Income Taxes

Entergy Corporation and the majority of its subsidiaries file a United States consolidated federal income tax return. Each tax-paying entity records income taxes as if it were a separate taxpayer and consolidating adjustments are allocated to the tax filing entities in accordance with Entergy's intercompany income tax allocation agreements. Deferred income taxes are recorded for temporary differences between the book and tax basis of assets and liabilities, and for certain losses and credits available for carryforward.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates in the period in which the tax or rate was enacted. See the "**Other Tax Matters** - **Tax Cuts and Jobs Act**" section in Note 3 to the financial statements for discussion of the effects of the enactment of the Tax Cuts and Jobs Act in December 2017.

The benefits of investment tax credits are deferred and amortized over the average useful life of the related property, as a reduction of income tax expense, for such credits associated with rate-regulated operations in accordance with ratemaking treatment.

Earnings per Share

The following table presents Entergy's basic and diluted earnings per share calculation included on the consolidated income statements:

	For the Years Ended December 31,					
	2022		**2021**		**2020**	
	(In Millions, Except Per Share Data)					
		$/share		$/share		$/share
Net income attributable to Entergy Corporation	$1,103.2		$1,118.5		$1,388.3	
Basic shares and earnings per average common share	204.5	$5.40	200.9	$5.57	200.1	$6.94
Average dilutive effect of:						
Stock options	0.4	(0.01)	0.4	(0.01)	0.5	(0.02)
Other equity plans	0.5	(0.02)	0.6	(0.02)	0.5	(0.02)
Equity forwards	0.1	—	—	—	—	—
Diluted shares and earnings per average common shares	205.5	$5.37	201.9	$5.54	201.1	$6.90

The calculation of diluted earnings per share excluded 931,453 options outstanding at December 31, 2022, 1,013,320 options outstanding at December 31, 2021, and 523,999 options outstanding at December 31, 2020 because they were antidilutive. In addition, as discussed further in Note 7 to the financial statements, at December 31, 2021, 1,158,917 shares under then outstanding forward sale agreements were not included in the calculation of diluted earnings per share because their effect would have been antidilutive.

Stock-based Compensation Plans

Entergy grants stock options, restricted stock, performance units, and restricted stock unit awards to key employees of the Entergy subsidiaries under its Equity Ownership Plans, which are shareholder-approved stock-based compensation plans. These plans are described more fully in Note 12 to the financial statements. The cost of the stock-based compensation is charged to income over the vesting period. Awards under Entergy's plans generally vest over three years. Entergy accounts for forfeitures of stock-based compensation when they occur. Entergy recognizes all income tax effects related to share-based payments through the income statement.

Accounting for the Effects of Regulation

Entergy's Utility operating companies and System Energy are rate-regulated entities that are required to reflect the effects of rate regulation in their financial statements, including the recording of regulatory assets and liabilities, as the Utility operating companies and System Energy have rates that meet the following three criteria: (i) are approved by a third-party regulator; (ii) are designed to recover the entities' cost of providing the regulated services or products; and (iii) can reasonably be assumed will be charged to and collected from customers. These criteria may also be applied to separable portions of a utility's business, such as the generation or transmission functions, or to specific classes of customers.

Regulatory assets represent incurred costs that have been deferred because they are probable of future recovery from customers through regulated rates. Regulatory liabilities represent (1) revenue or gains that have been deferred because it is probable such amounts will be returned to customers through future regulated rates or (2) billings in advance of expenditures for approved regulatory programs. To the extent that all or portions of the Utility operating companies or System Energy's operations cease to be subject to rate regulation, or future recovery or settlement is no longer probable as a result of changes in regulation or other reasons, the related regulatory assets and liabilities are eliminated from the balance sheet and the impact is recognized on the income statement.

In addition, regulatory accounting requires recognition of an impairment loss if it becomes probable that part of the cost of a recently completed plant asset will be disallowed for rate-making purposes and a reasonable estimate of the amount of the disallowance can be made.

Entergy Louisiana does not apply regulatory accounting standards to the Louisiana retail deregulated portion of River Bend, the 30% interest in River Bend formerly owned by Cajun, or its steam business, unless specific cost recovery is provided for in tariff rates. The Louisiana retail deregulated portion of River Bend is operated under a deregulated asset plan representing a portion (approximately 15%) of River Bend plant costs, generation, revenues, and expenses established under a 1992 LPSC order. The plan allows Entergy Louisiana to sell the electricity from the deregulated assets to Louisiana retail customers at 4.6 cents per kWh or off-system at higher prices, with certain provisions for sharing incremental revenue above 4.6 cents per kWh between customers and shareholders.

Regulatory Asset or Liability for Income Taxes

Accounting standards for income taxes provide that a regulatory asset or liability be recorded if it is probable that the currently determinable future increase or decrease in regulatory income tax expense will be recovered from or returned to customers through future rates. There are two main sources of Entergy's regulatory asset or liability for income taxes. There is a regulatory asset related to the ratemaking treatment of the tax effects of book depreciation for the equity component of AFUDC that has been capitalized to property, plant, and equipment but for which there is no corresponding tax basis. Equity-AFUDC is a component of property, plant, and equipment that is included in rate base when the plant is placed in service. There is a regulatory liability related to the adjustment of Entergy's net deferred income taxes that was required by the enactment in December 2017 of a change in the federal corporate income tax rate, which is discussed in Note 2 and 3 to the financial statements.

Cash and Cash Equivalents

Entergy considers all unrestricted highly liquid debt instruments with an original maturity of three months or less at date of purchase to be cash equivalents.

Securitization Recovery Trust Accounts

The funds that Entergy New Orleans and Entergy Texas hold in their securitization recovery trust accounts are not classified as cash and cash equivalents or restricted cash and cash equivalents because of their nature, uses, and restrictions. These funds are classified as part of other current assets and other investments, depending on the timeframe within which the Registrant Subsidiary expects to use the funds.

Allowance for Doubtful Accounts

The allowance for doubtful accounts reflects Entergy's best estimate of losses on the accounts receivable balances. The allowance is calculated as the historical rate of customer write-offs multiplied by the current accounts receivable balance, taking into account the length of time the receivable balances have been outstanding. Although the rate of customer write-offs has historically experienced minimal variation, management monitors the current condition of individual customer accounts to manage collections and ensure bad debt expense is recorded in a timely manner. Utility operating company customer accounts receivable are written off consistent with approved regulatory requirements. See Note 19 to the financial statements for further details on the allowance for doubtful accounts.

Investments

Entergy records decommissioning trust funds on the balance sheet at their fair value. Unrealized gains and losses on investments in equity securities held by the nuclear decommissioning trust funds are recorded in earnings as they occur rather than in other comprehensive income. Because of the ability of the Registrant Subsidiaries to recover decommissioning costs in rates and in accordance with the regulatory treatment for decommissioning trust funds, the Registrant Subsidiaries have recorded an offsetting amount of unrealized gains/(losses) on investment securities in other regulatory liabilities/assets. For the 30% interest in River Bend formerly owned by Cajun, Entergy Louisiana records an offsetting amount in other deferred credits for the unrealized trust earnings not currently expected to be needed to decommission the plant. Decommissioning trust funds for the Entergy Wholesale Commodities nuclear plants did not meet the criteria for regulatory accounting treatment prior to completion of Entergy's exit from the merchant nuclear power business with the sale of Palisades in June 2022. Accordingly, unrealized gains/(losses) recorded on the equity securities in the trust funds were recognized in earnings. Unrealized gains recorded on the available-for-sale debt securities in the trust funds were recognized in the accumulated other comprehensive income component of shareholders' equity. Unrealized losses (where cost exceeds fair market value) on the available-for-sale debt securities in the trust funds were also recorded in the accumulated other comprehensive income component of shareholders' equity unless the unrealized loss was other than temporary and therefore recorded in earnings. A portion of Entergy's decommissioning trust funds were held in a wholly-owned registered investment company, and unrealized gains and losses on both the equity and debt securities held in the registered investment company were recognized in earnings. In December 2020, Entergy liquidated its interest in the registered investment company. The assessment of whether an investment in an available-for-sale debt security has suffered an other-than-temporary impairment is based on whether Entergy has the intent to sell or more likely than not will be required to sell the debt security before recovery of its amortized costs. Further, if Entergy does not expect to recover the entire amortized cost basis of the debt security, an other-than-temporary impairment is considered to have occurred and it is measured by the present value of cash flows expected to be collected less the amortized cost basis (credit loss). Entergy estimates the expected credit losses for its available for sale securities based on the current credit rating and remaining life of the securities. To the extent an expected credit loss is realized, the individual security comprising the loss is written off against this allowance. Entergy's trusts are managed by third parties who operate in accordance with agreements that define investment guidelines and place restrictions on the purchases and sales of investments. See Note 16 to the financial statements for details on the decommissioning trust funds.

Equity Method Investments

Entergy owned investments that were accounted for under the equity method of accounting because Entergy's ownership level resulted in significant influence, but not control, over the investee and its operations. Entergy recorded its share of the investee's comprehensive earnings and losses in income and as an increase or decrease to the investment account. Any cash distributions were charged against the investment account. Entergy discontinues the recognition of losses on equity investments when its share of losses equals or exceeds its carrying amount for an investee plus any advances made or commitments to provide additional financial support. Following the sale of Entergy's 50% membership interest in RS Cogen, L.L.C., an unconsolidated joint venture which owns the RS Cogen plant, in October 2022, Entergy no longer owns any equity method investments.

Partnerships with Disproportionate Allocation of Earnings and Losses in Relation to an Investor's Ownership Interest

Entergy Arkansas and Entergy Mississippi, as managing members, each control a tax equity partnership with a third party tax equity investor and consolidate the partnerships for financial reporting purposes. For each respective partnership, the limited liability company agreement with the tax equity investor stipulates a disproportionate allocation of tax attributes, earnings, and cash flows between the Registrant Subsidiary and the tax equity investor with the tax equity investor being allocated a significant portion of the tax attributes, earnings, and cash flows until it receives its target return, at which point the earnings and cash flows will primarily be allocated to the Registrant Subsidiary. Each Registrant Subsidiary has the option to purchase, at a future date specified in their respective partnership agreement, the tax equity investor's interests at the then-current fair market value, plus an amount that results in the tax equity investor reaching its target return, if needed.

Because of this disproportionate allocation, each Registrant Subsidiary accounts for its earnings in the partnership using the HLBV method of accounting. Under the HLBV method, the amounts of income and loss attributable to both the Registrant Subsidiary and the tax equity investor reflect changes in the amount each would hypothetically receive at the balance sheet date under the respective liquidation provisions of the limited liability company agreement, assuming the net assets of the partnership were liquidated at book value, after consideration of contributions and distributions, between the Registrant Subsidiary and the tax equity investor. Once the tax equity investor reaches its target return in the hypothetical liquidation, the remaining proceeds are primarily allocated to the Registrant Subsidiary. This allocation may result in fluctuations of income on a periodic basis that differ significantly from what would otherwise be recognized if the earnings were allocated under the relative ownership percentages between the Registrant Subsidiary and the tax equity investor. Entergy Arkansas and Entergy Mississippi have determined these differences are primarily due to timing, and both the APSC and the MPSC have approved that, for purposes of ratemaking, each Registrant Subsidiary reflect its interest in its respective partnership using its relative ownership percentage and disregard the effects of the HLBV method of accounting. Because of this, each Registrant Subsidiary has recorded a regulatory liability for the difference between the earnings allocated to it under the HLBV method of accounting and the earnings that would have been allocated to it under its respective ownership percentage in the partnership.

Derivative Financial Instruments and Commodity Derivatives

The accounting standards for derivative instruments and hedging activities require that all derivatives be recognized at fair value on the balance sheet, either as assets or liabilities, unless they meet various exceptions including the normal purchase/normal sale criteria. The changes in the fair value of recognized derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and the type of hedge transaction. Due to regulatory treatment, an offsetting regulatory asset or liability is recorded for changes in fair value of recognized derivatives for the Registrant Subsidiaries.

Contracts for commodities that will be physically delivered in quantities expected to be used or sold in the ordinary course of business, including certain purchases and sales of power and fuel, meet the normal purchase, normal sales criteria and are not recognized on the balance sheet. Revenues and expenses from these contracts are reported on a gross basis in the appropriate revenue and expense categories as the commodities are received or delivered.

For other contracts for commodities in which Entergy is hedging the variability of cash flows related to a variable-rate asset, liability, or forecasted transactions that qualify as cash flow hedges, the changes in the fair value of such derivative instruments are reported in other comprehensive income. To qualify for hedge accounting, the relationship between the hedging instrument and the hedged item must be documented to include the risk management objective and strategy and, at inception and on an ongoing basis, the effectiveness of the hedge in offsetting the changes in the cash flows of the item being hedged. Gains or losses accumulated in other comprehensive income are reclassified to earnings in the periods when the underlying transactions actually occur. Changes in the fair value of derivative instruments that are not designated as cash flow hedges are recorded in current-period earnings on a mark-to-market basis.

Entergy has determined that contracts to purchase uranium do not meet the definition of a derivative under the accounting standards for derivative instruments because they do not provide for net settlement and the uranium markets are not sufficiently liquid to conclude that forward contracts are readily convertible to cash. If the uranium markets do become sufficiently liquid in the future and Entergy begins to account for uranium purchase contracts as derivative instruments, the fair value of these contracts would be accounted for consistent with Entergy's other derivative instruments. See Note 15 to the financial statements for further details on Entergy's derivative instruments and hedging activities.

Fair Values

The estimated fair values of Entergy's financial instruments and derivatives are determined using historical prices, bid prices, market quotes, and financial modeling. Considerable judgment is required in developing the estimates of fair value. Therefore, estimates are not necessarily indicative of the amounts that Entergy could realize in a current market exchange. Gains or losses realized on financial instruments other than those instruments previously held by the Entergy Wholesale Commodities business are reflected in future rates and therefore do not affect net income. Entergy considers the carrying amounts of most financial instruments classified as current assets and liabilities to be a reasonable estimate of their fair value because of the short maturity of these instruments. See Note 15 to the financial statements for further discussion of fair value.

Impairment of Long-lived Assets

Entergy periodically reviews long-lived assets held in all of its business segments whenever events or changes in circumstances indicate that recoverability of these assets is uncertain. Generally, the determination of recoverability is based on the undiscounted net cash flows expected to result from such operations and assets. Projected net cash flows depend on the expected operating life of the assets, the future operating costs associated with the assets, the efficiency and availability of the assets and generating units, and the future market and price for energy and capacity over the remaining life of the assets. Because the values of the long-lived assets were impaired, and the remaining estimated operating lives significantly reduced, the Entergy Wholesale Commodities nuclear plants, except for Palisades, were charging additional expenditures for capital assets directly to expense when incurred. See Note 14 to the financial statements for further discussions of the impairments of the Entergy Wholesale Commodities nuclear plants.

River Bend AFUDC

The River Bend AFUDC gross-up is a regulatory asset that represents the incremental difference imputed by the LPSC between the AFUDC actually recorded by Entergy Louisiana on a net-of-tax basis during the construction of River Bend and what the AFUDC would have been on a pre-tax basis. The imputed amount was only calculated on that portion of River Bend that the LPSC allowed in rate base and is being amortized through August 2025.

Reacquired Debt

The premiums and costs associated with reacquired debt of Entergy's Utility operating companies and System Energy (except that portion allocable to the deregulated operations of Entergy Louisiana) are included in regulatory assets and are being amortized over the life of the related new issuances, or over the life of the original debt issuance if the debt is not refinanced, in accordance with ratemaking treatment.

Taxes Imposed on Revenue-Producing Transactions

Governmental authorities assess taxes that are both imposed on and concurrent with a specific revenue-producing transaction between a seller and a customer, including, but not limited to, sales, use, value added, and some excise taxes. Entergy presents these taxes on a net basis, excluding them from revenues, unless required to report them differently by a regulatory authority.

New Accounting Pronouncements

The accounting standard-setting process is ongoing, and the FASB is currently working on several projects that have not yet resulted in final pronouncements. Final pronouncements that result from these projects could have a material effect on Entergy's future results of operations, financial positions, or cash flows.

NOTE 2. RATE AND REGULATORY MATTERS

Regulatory Assets and Regulatory Liabilities

Regulatory assets represent incurred costs that have been deferred because they are probable of future recovery from customers through regulated rates. Regulatory liabilities represent (1) revenue or gains that have been deferred because it is probable such amounts will be returned to customers through future regulated rates or (2) billings in advance of expenditures for approved regulatory programs. In addition to the regulatory assets and liabilities that are specifically disclosed on the face of the balance sheets, the tables below provide detail of "Other regulatory assets" and "Other regulatory liabilities" that are included on Entergy's balance sheet as of December 31, 2022 and 2021:

Other Regulatory Assets

Entergy

	2022	2021
	(In Millions)	
Pension & postretirement costs (Note 11 - **Qualified Pension Plans**, **Other Postretirement Benefits**, and **Non-Qualified Pension Plans**) (a)	$1,968.5	$2,327.7
Asset retirement obligation - recovery dependent upon timing of decommissioning of nuclear units or dismantlement of non-nuclear power plants (Note 9) (a)	1,103.2	935.5
Removal costs (Note 9)	1,058.9	1,488.8
Storm damage costs, including hurricane costs - recovered through securitization and retail rates (Note 2 - **Storm Cost Recovery Filings with Retail Regulators** and Note 5 - **Securitization Bonds**)	841.3	993.6
Qualified Pension Settlement Cost Deferral - recovered through March 2034 (Note 11 - **Qualified Pension Settlement Cost**)	194.7	113.2
Retired electric and gas meters - recovered through retail rates as determined by retail regulators	166.8	179.4
Retail rate deferrals - recovered through formula rates or rate riders as rates are redetermined by retail regulators	160.0	69.2
Opportunity Sales - recovery will be determined after final order in proceeding (Note 2 - **Entergy Arkansas Opportunity Sales Proceeding**) (b)	131.8	131.8
Deferred COVID-19 costs - recovered through retail rates as determined by retail regulators (Note 2 - **Retail Rate Proceedings**) (b)	120.9	133.1
Unamortized loss on reacquired debt - recovered over term of debt	68.4	74.7
Pension & postretirement benefits expense deferral - recovery period will be determined after final order in rate case proceeding (Note 11 - **Entergy Texas Reserve**)	30.6	14.6
Formula rate plan historical year rate adjustment (Note 2 - **Retail Rate Proceedings)**	18.2	19.0
Attorney General litigation costs - recovered over a six-year period through March 2026 (b)	15.7	20.5
Other	157.4	112.2
Entergy Total	$6,036.4	$6,613.3

(a)   Does not earn a return on investment, but is offset by related liabilities.
(b)   Does not earn a return on investment.

Other Regulatory Liabilities

Entergy

	2022	2021
	(In Millions)	
Unrealized gains on nuclear decommissioning trust funds (Note 16) (a)	$1,237.9	$1,993.3
Securitization financing savings obligation (Note 3)	327.7	127.4
Complaints against System Energy - potential future refunds (Note 2) (b)	249.8	—
Retail rate over-recovery - refunded through formula rate or rate riders as rates are redetermined annually	180.2	126.5
Vidalia purchased power agreement (Note 8)	95.4	106.2
Entergy Arkansas's accumulated accelerated Grand Gulf amortization - will be returned to customers when approved by the APSC and the FERC	44.4	44.4
Deferred tax equity partnership earnings (Note 1)	43.8	18.1
Asset retirement obligation - return to customers dependent upon timing of decommissioning (Note 9) (a)	43.5	45.5
Grand Gulf sale-leaseback (Note 2 - **Grand Gulf Sale-Leaseback Transactions**)	—	55.6
Other	101.9	126.8
Entergy Total	$2,324.6	$2,643.8

(a)   Offset by related asset.
(b)   As discussed in "**Complaints Against System Energy**" below, there is an additional $103.5 million classified as a current regulatory liability as of December 31, 2022.

Regulatory activity regarding the Tax Cuts and Jobs Act

See the "**Other Tax Matters** - **Tax Cuts and Jobs Act**" section in Note 3 to the financial statements for discussion of the effects of the December 2017 enactment of the Tax Cuts and Jobs Act (Tax Act), including its effects on Entergy's and the Registrant Subsidiaries' regulatory asset/liability for income taxes.

Entergy Arkansas

Consistent with its previously stated intent to return unprotected excess accumulated deferred income taxes to customers as expeditiously as possible, Entergy Arkansas initiated a tariff proceeding in February 2018 proposing to establish a tax adjustment rider to provide retail customers with certain tax benefits of $467 million associated with the Tax Act. For the residential customer class, unprotected excess accumulated deferred income taxes were returned to customers over a 21-month period from April 2018 through December 2019. For all other customer classes, unprotected excess accumulated deferred income taxes were returned to customers over a nine-month period from April 2018 through December 2018. A true-up provision also was included in the rider, with any over- or under-returned unprotected excess accumulated deferred income taxes credited or billed to customers during the billing month of January 2020, with any residual amounts of over- or under-returned unprotected excess accumulated deferred income taxes to be flowed through Entergy Arkansas's energy cost recovery rider. In March 2018 the APSC approved the tax adjustment rider effective with the first billing cycle of April 2018.

In July 2018, Entergy Arkansas made its formula rate plan filing to set its formula rate for the 2019 calendar year. A hearing was held in May 2018 regarding the APSC's inquiries into the effects of the Tax Act, including Entergy Arkansas's proposal to utilize its formula rate plan rider for its customers to realize the remaining benefits of the Tax Act. Entergy Arkansas's formula rate plan rider included a netting adjustment that compared actual annual results to the allowed rate of return on common equity. In July 2018 the APSC issued an order agreeing with Entergy Arkansas's proposal to have the effects of the Tax Act on current income tax expense flow through

Entergy Arkansas's formula rate plan rider and with Entergy Arkansas's treatment of protected and unprotected excess accumulated deferred income taxes. The APSC also directed Entergy Arkansas to submit in the tax adjustment rider proceeding, discussed above, the adjustments to all other riders affected by the Tax Act and to include an amendment for a true up mechanism where a rider affected by the Tax Act does not already contain a true-up mechanism. Pursuant to a 2018 settlement agreement in Entergy Arkansas's formula rate plan proceeding, Entergy Arkansas also removed the net operating loss accumulated deferred income tax asset caused by the Tax Act from Entergy Arkansas's tax adjustment rider. Entergy Arkansas's compliance tariff filings were accepted by the APSC in October 2018. In February 2021, pursuant to its 2020 formula rate plan evaluation report settlement, Entergy Arkansas flowed $5.6 million in credits to customers through the tax adjustment rider based on the outcome of certain federal tax positions and a decrease in the state tax rate.

Entergy Louisiana

In an electric formula rate plan settlement approved by the LPSC in April 2018, the parties agreed that Entergy Louisiana would return to customers one-half of its eligible unprotected excess deferred income taxes from May 2018 through December 2018 and return to customers the other half from January 2019 through August 2022. In addition, the settlement provided that in order to flow back to customers certain other tax benefits created by the Tax Act, Entergy Louisiana established a regulatory liability effective January 1, 2018 in the amount of $9.1 million per month to reflect these tax benefits already included in retail rates until new base rates under the formula rate plan were established in September 2018, and this regulatory liability was returned to customers over the September 2018 through August 2019 formula rate plan rate-effective period. The LPSC staff and intervenors in the settlement reserved the right to obtain data from Entergy Louisiana to confirm the determination of excess accumulated deferred income taxes resulting from the Tax Act and the analysis thereof as part of the formula rate plan review proceeding for the 2017 test year filing which, as discussed below, Entergy Louisiana filed in June 2018.

Entergy New Orleans

After enactment of the Tax Act the City Council passed a resolution ordering Entergy New Orleans to, effective January 1, 2018, record deferred regulatory liabilities to account for the Tax Act's effect on Entergy New Orleans's revenue requirement and to make a filing by mid-March 2018 regarding the Tax Act's effects on Entergy New Orleans's operating income and rate base and potential mechanisms for customers to receive benefits of the Tax Act. The City Council's resolution also directed Entergy New Orleans to request that Entergy Services file with the FERC for revisions of the Unit Power Sales Agreement and MSS-4 replacement tariffs to address the return of excess accumulated deferred income taxes. Entergy submitted filings of this type to the FERC.

In March 2018, Entergy New Orleans filed its response to the resolution stating that the Tax Act reduced income tax expense from what was then reflected in rates by approximately $8.2 million annually for electric operations and by approximately $1.3 million annually for gas operations. In the filing, Entergy New Orleans proposed to return to customers from June 2018 through August 2019 the benefits of the reduction in income tax expense and its unprotected excess accumulated deferred income taxes through a combination of bill credits and investments in energy efficiency programs, grid modernization, and Smart City projects. Entergy New Orleans submitted supplemental information in April 2018 and May 2018. Shortly thereafter, Entergy New Orleans and the City Council's advisors reached an agreement in principle that provides for benefits that will be realized by Entergy New Orleans customers through bill credits that started in July 2018 and offsets to future investments in energy efficiency programs, grid modernization, and Smart City projects, as well as additional benefits related to the filings made at the FERC. The agreement in principle was approved by the City Council in June 2018. Entergy New Orleans expects to complete the bill credits necessary to comply with the agreement in principle by April 2023.

Entergy Texas

After enactment of the Tax Act the PUCT issued an order requiring most utilities, including Entergy Texas, beginning January 25, 2018, to record a regulatory liability for the difference between revenues collected under existing rates and revenues that would have been collected had existing rates been set using the new federal income tax rates and also for the balance of excess accumulated deferred income taxes. Entergy Texas had previously provided information to the PUCT staff and stated that it expected the PUCT to address the lower tax expense as part of Entergy Texas's rate case expected to be filed in May 2018.

In May 2018, Entergy Texas filed its 2018 base rate case with the PUCT. Entergy Texas's proposed rates and revenues reflected the inclusion of the federal income tax reductions due to the Tax Act. The PUCT issued an order in December 2018 establishing that 1) $25 million be credited to customers through a rider to reflect the lower federal income tax rate applicable to Entergy Texas from January 2018 through the date new rates were implemented, 2) $242.5 million of protected excess accumulated deferred income taxes be returned to customers through base rates under the average rate assumption method over the lives of the associated assets, and 3) $185.2 million of unprotected excess accumulated deferred income taxes be returned to customers through a rider. The unprotected excess accumulated deferred income taxes rider included carrying charges and was in effect over a period of 12 months for larger customers and over a period of four years for other customers.

System Energy

In a filing made with the FERC in March 2018, System Energy proposed revisions to the Unit Power Sales Agreement to reflect the effects of the Tax Act. In the filing System Energy proposed to return identified quantities of unprotected excess accumulated deferred income taxes to its customers by the end of 2018. In May 2018 the FERC accepted System Energy's proposed tax revisions with an effective date of June 1, 2018, subject to refund and the outcome of settlement and hearing procedures. Settlement discussions were terminated in April 2019, and a hearing was held in March 2020. The retail regulators of the Utility operating companies that are parties to the Unit Power Sales Agreement challenged the treatment and amount of excess accumulated deferred income tax liabilities associated with uncertain tax positions related to nuclear decommissioning. In July 2020 the presiding ALJ in the proceeding issued an initial decision finding that there is an additional $147 million in unprotected excess accumulated deferred income taxes related to System Energy's uncertain decommissioning tax deduction. The initial decision determined that System Energy should have included the $147 million in its March 2018 filing. System Energy had not included credits related to the effect of the Tax Act on the uncertain decommissioning tax position because it was uncertain whether the IRS would allow the deduction. The initial decision rejected both System Energy's alternative argument that any crediting should occur over a ten-year period and the retail regulators' argument that any crediting should occur over a two-year period. Instead, the initial decision concluded that System Energy should credit the additional unprotected excess accumulated deferred income taxes in a single lump sum revenue requirement reduction following a FERC order addressing the initial decision.

In September 2020, System Energy filed a brief on exceptions with the FERC, re-urging its positions and requesting the reversal of the ALJ's initial decision. In December 2020, the LPSC, APSC, MPSC, City Council, and FERC trial staff filed briefs opposing exceptions.

As discussed below in "**Grand Gulf Sale-leaseback Renewal Complaint and Uncertain Tax Position Rate Base Issue**," in September 2020 the IRS issued a Notice of Proposed Adjustment (NOPA) and Entergy executed it. In September 2020, System Energy filed a motion to lodge the NOPA into the record in the FERC proceeding. In October 2020 the LPSC, APSC, MPSC, City Council, and FERC trial staff filed oppositions to System Energy's motion. As a result of the NOPA, System Energy filed, in October 2020, a new Federal Power Act section 205 filing at the FERC to credit the excess accumulated deferred income taxes resulting from the decommissioning uncertain tax position. System Energy proposed to credit the entire amount of the excess accumulated deferred income taxes arising from the successful portion of the decommissioning uncertain tax position by issuing a one-time credit of $17.8 million. In November 2020, the LPSC, APSC, MPSC, and City Council filed a protest to the filing, and System Energy responded.

In November 2020 the IRS issued the Revenue Agent's Report (RAR) for the 2014-2015 tax years and in December 2020 Entergy executed it. In December 2020, System Energy filed a motion to lodge the RAR into the record in the FERC proceeding addressing the Tax Act. In January 2021 the LPSC, APSC, MPSC, and City Council filed a joint answer opposing System Energy's motion, and the FERC trial staff also filed an answer opposing System Energy's motion.

As a result of the RAR, in December 2020, System Energy also filed an amendment to its Federal Power Act section 205 filing to credit excess accumulated deferred income taxes arising from the successful portion of the decommissioning uncertain tax position. The amendment proposed the inclusion of the RAR as support for the filing. In December 2020 the LPSC, APSC, and City Council filed a protest in response to the amendment, reiterating objections to the filing to credit excess accumulated deferred income taxes arising from the successful portion of the decommissioning uncertain tax position. In February 2021 the FERC issued an order accepting System Energy's Federal Power Act section 205 filing subject to refund, setting it for hearing, and holding the hearing in abeyance.

In November 2020, System Energy filed a motion to vacate the ALJ's decision, arguing that it had been overtaken by changed circumstances because of the IRS's determination resulting from the NOPA and RAR. In January 2021 the LPSC, APSC, MPSC, and City Council filed a joint answer opposing System Energy's motion, and the FERC trial staff also filed an answer opposing System Energy's motion. Additional responsive pleadings were filed in February and March 2021.

In December 2022 the FERC issued an order addressing the ALJ's initial decision and denying System Energy's motion to vacate the initial decision. The FERC disagreed with the ALJ's determination that $147 million should be credited to customers in the same manner as the excess accumulated deferred income taxes addressed in System Energy's March 2018 filing, which had included a stated amount of excess accumulated deferred income taxes to be returned pursuant to a specified methodology and had not included any excess accumulated deferred income taxes associated with the decommissioning tax position. Instead, the FERC ordered System Energy to compute the amount of excess accumulated deferred income taxes associated with the decommissioning tax position with consideration for the resolution of the tax position by the IRS. System Energy had previously issued a one-time credit for the excess accumulated deferred income taxes associated with the decommissioning tax position, and System Energy believes no further refunds are required under the methodology provided in the order. The FERC further ordered System Energy to submit a compliance filing within 60 days addressing the justness and reasonableness of the Unit Power Sales Agreement, with respect to its provisions for excess accumulated deferred income taxes. In February 2023, System Energy filed the compliance filing with the FERC, which provided the calculation of the excess accumulated deferred income taxes associated with the decommissioning tax position with consideration for the resolution of the tax position by the IRS. System Energy confirmed that this amount of excess accumulated deferred income taxes had already been credited to customers, and therefore concluded that no further modifications to the Unit Power Sales Agreement are needed to address excess accumulated deferred income taxes associated with the Tax Act.

Fuel and purchased power cost recovery

The Utility operating companies are allowed to recover fuel and purchased power costs through fuel mechanisms included in electric and gas rates that are recorded as fuel cost recovery revenues. The difference between revenues collected and the current fuel and purchased power costs is generally recorded as "Deferred fuel costs" on the Utility operating companies' financial statements. The table below shows the amount of deferred fuel costs as of December 31, 2022 and 2021 that Entergy expects to recover (or return to customers) through fuel mechanisms, subject to subsequent regulatory review.

	2022	2021
	(In Millions)	
Entergy Arkansas (a)	$208.6	$177.6
Entergy Louisiana (b)	$327.3	$213.5
Entergy Mississippi	$143.2	$121.9
Entergy New Orleans (b)	$14.2	($3.5)
Entergy Texas	$258.1	$48.3

(a)   Includes $68.9 million in 2022 and $68.8 million in 2021 of fuel and purchased power costs whose recovery periods are indeterminate but are expected to be recovered over a period greater than twelve months.

(b)   Includes $168.1 million in both years for Entergy Louisiana and $4.1 million in both years for Entergy New Orleans of fuel, purchased power, and capacity costs, which do not currently earn a return on investment and whose recovery periods are indeterminate but are expected to be recovered over a period greater than twelve months.

Entergy Arkansas

Energy Cost Recovery Rider

Entergy Arkansas's retail rates include an energy cost recovery rider to recover fuel and purchased energy costs in monthly customer bills. The rider utilizes the prior calendar-year energy costs and projected energy sales for the twelve-month period commencing on April 1 of each year to develop an energy cost rate, which is redetermined annually and includes a true-up adjustment reflecting the over- or under-recovery, including carrying charges, of the energy costs for the prior calendar year. The energy cost recovery rider tariff also allows an interim rate request depending upon the level of over- or under-recovery of fuel and purchased energy costs.

In January 2014, Entergy Arkansas filed a motion with the APSC relating to its upcoming energy cost rate redetermination filing that was made in March 2014. In that motion, Entergy Arkansas requested that the APSC authorize Entergy Arkansas to exclude from the redetermination of its 2014 energy cost rate $65.9 million of incremental fuel and replacement energy costs incurred in 2013 as a result of the ANO stator incident. Entergy Arkansas requested that the APSC authorize Entergy Arkansas to retain that amount in its deferred fuel balance, with recovery to be reviewed in a later period after more information was available regarding various claims associated with the ANO stator incident. In February 2014 the APSC approved Entergy Arkansas's request to retain that amount in its deferred fuel balance. In July 2017, Entergy Arkansas filed for a change in rates pursuant to its formula rate plan rider. In that proceeding, the APSC approved a settlement agreement agreed upon by the parties, including a provision that requires Entergy Arkansas to initiate a regulatory proceeding for the purpose of recovering funds currently withheld from rates and related to the stator incident, including the $65.9 million of deferred fuel and purchased energy costs and costs related to the incremental oversight previously noted, subject to certain timelines and conditions set forth in the settlement agreement, including the resolution of civil litigation currently pending regarding the stator incident by the Circuit Court of Pope County, Arkansas. A trial date was established by the circuit court for March 1, 2023, but has been continued. In December 2022 the APSC approved Entergy Arkansas's request for an additional extension of the deadline for initiating a regulatory proceeding for the purpose of recovering funds related to the stator incident to no later than sixty days after the circuit court issues a final order in the civil litigation proceedings. See the "**ANO Damage, Outage, and NRC Reviews**" section in Note 8 to the financial statements for further discussion of the ANO stator incident.

In March 2017, Entergy Arkansas filed its annual redetermination of its energy cost rate pursuant to the energy cost recovery rider, which reflected an increase in the rate from $0.01164 per kWh to $0.01547 per kWh. The APSC staff filed testimony in March 2017 recommending that the redetermined rate be implemented with the first billing cycle of April 2017 under the normal operation of the tariff. Accordingly, the redetermined rate went into effect on March 31, 2017 pursuant to the tariff. In July 2017 the Arkansas Attorney General requested additional information to support certain of the costs included in Entergy Arkansas's 2017 energy cost rate redetermination.

In March 2018, Entergy Arkansas filed its annual redetermination of its energy cost rate pursuant to the energy cost recovery rider, which reflected an increase in the rate from $0.01547 per kWh to $0.01882 per kWh. The Arkansas Attorney General filed a response to Entergy Arkansas's annual redetermination filing requesting that the APSC suspend the proposed tariff to investigate the amount of the redetermination or, alternatively, to allow recovery subject to refund. Among the reasons the Attorney General cited for suspension were questions pertaining to how Entergy Arkansas forecasted sales and potential implications of the Tax Cuts and Jobs Act. Entergy Arkansas replied to the Attorney General's filing and stated that, to the extent there are questions pertaining to its load forecasting or the operation of the energy cost recovery rider, those issues exceed the scope of the instant rate redetermination. Entergy Arkansas also stated that potential effects of the Tax Cuts and Jobs Act are appropriately considered in the APSC's separate proceeding regarding potential implications of the tax law. The APSC general staff filed a reply to the Attorney General's filing and agreed that Entergy Arkansas's filing complied with the terms of the energy cost recovery rider. The redetermined rate became effective with the first billing cycle of April 2018. Subsequently in April 2018 the APSC issued an order declining to suspend Entergy Arkansas's energy cost recovery rider rate and declining to require further investigation at that time of the issues suggested by the Attorney General in the proceeding. Following a period of discovery, the Attorney General filed a supplemental response in October 2018 raising new issues with Entergy Arkansas's March 2018 rate redetermination and asserting that $45.7 million of the increase should be collected subject to refund pending further investigation. Entergy Arkansas filed to dismiss the Attorney General's supplemental response, the APSC general staff filed a motion to strike the Attorney General's filing, and the Attorney General filed a supplemental response disputing Entergy Arkansas and the APSC staff's filing. Applicable APSC rules and processes authorize its general staff to initiate periodic audits of Entergy Arkansas's energy cost recovery rider. In late-2018 the APSC general staff notified Entergy Arkansas it has initiated an audit of the 2017 fuel costs. The time in which the audit will be complete is uncertain at this time.

In March 2020, Entergy Arkansas filed its annual redetermination of its energy cost rate pursuant to the energy cost recovery rider, which reflected a decrease from $0.01462 per kWh to $0.01052 per kWh. The redetermined rate became effective with the first billing cycle in April 2020 through the normal operation of the tariff.

In March 2021, Entergy Arkansas filed its annual redetermination of its energy cost rate pursuant to the energy cost recovery rider, which reflected a decrease from $0.01052 per kWh to $0.00959 per kWh. The redetermined rate calculation also included an adjustment to account for a portion of the increased fuel costs resulting from the February 2021 winter storms. The redetermined rate became effective with the first billing cycle in April 2021 through the normal operation of the tariff.

In March 2022, Entergy Arkansas filed its annual redetermination of its energy cost rate pursuant to the energy cost recovery rider, which reflected an increase from $0.00959 per kWh to $0.01785 per kWh. The primary reason for the rate increase is a large under-recovered balance as a result of higher natural gas prices in 2021, particularly in the fourth quarter 2021. At the request of the APSC general staff, Entergy Arkansas deferred its request for recovery of $32 million from the under-recovery related to the 2021 February winter storms until the 2023 energy cost rate redetermination, unless a request for an interim adjustment to the energy cost recovery rider is necessary. This resulted in a redetermined rate of $0.016390 per kWh, which became effective with the first billing cycle in April 2022 through the normal operation of the tariff. In February 2023 the APSC issued orders initiating proceedings with the utilities to address the prudence of costs incurred and appropriate cost allocation of the 2021 February winter storms. With respect to any prudence review of Entergy Arkansas fuel costs, as part of the APSC's draft report issued in its 2021 February winter storm investigation docket, the APSC included findings that the load shedding plans of the investor-owned utilities and some cooperatives were appropriate and comprehensive, and, further, that Entergy Arkansas's emergency plan was comprehensive and had a multilayered approach supported by a system-wide response plan, which is considered an industry standard.

Entergy Louisiana

Entergy Louisiana recovers electric fuel and purchased power costs for the billing month based upon the level of such costs incurred two months prior to the billing month. Entergy Louisiana's purchased gas adjustments include estimates for the billing month adjusted by a surcharge or credit that arises from an annual reconciliation of fuel costs incurred with fuel cost revenues billed to customers, including carrying charges.

In February 2021, Entergy Louisiana incurred extraordinary fuel costs associated with the February 2021 winter storms. To mitigate the effect of these costs on customer bills, in March 2021, Entergy Louisiana requested and the LPSC approved the deferral and recovery of $166 million in incremental fuel costs over five months beginning in April 2021. The incremental fuel costs remain subject to review for reasonableness and eligibility for recovery through the fuel adjustment clause mechanism. The final amount of incremental fuel costs is subject to change through the resettlement process. At its April 2021 meeting, the LPSC authorized its staff to review the prudence of the February 2021 fuel costs incurred by all LPSC-jurisdictional utilities, including both gas and electric utilities. At its June 2021 meeting, the LPSC approved the hiring of consultants to assist its staff in this review. In May 2022 the LPSC staff issued an audit report regarding Entergy Louisiana's fuel adjustment clause charges (for its electric operations) recommending no financial disallowances, but including several prospective recommendations. Responsive testimony was filed by one intervenor and the parties agreed to suspend any procedural schedule and move toward settlement discussions to close the matter. Also in May 2022 the LPSC staff issued an audit report regarding Entergy Louisiana's purchased gas adjustment charges (for its gas operations) that did not propose any financial disallowances. The LPSC staff and Entergy Louisiana submitted a joint report on the audit report and draft order to the LPSC concluding that Entergy Louisiana's gas distribution operations and fuel costs were not significantly adversely affected by the February 2021 winter storms and the resulting increase in natural gas prices. The LPSC issued an order approving the joint report in October 2022.

In March 2021 the LPSC staff provided notice of an audit of Entergy Louisiana's purchased gas adjustment clause filings covering the period January 2018 through December 2020. The audit includes a review of the reasonableness of charges flowed through Entergy Louisiana's purchased gas adjustment clause for that period. Discovery is ongoing, and no audit report has been filed.

To mitigate high electric bills, primarily driven by high summer usage and elevated gas prices, Entergy Louisiana has deferred approximately $225 million of fuel expense incurred in April, May, June, July, August, and September 2022 (as reflected on June, July, August, September, October, and November 2022 bills). These deferrals were included in the over/under calculation of the fuel adjustment clause, which is intended to recover the full amount of the costs included on a rolling twelve-month basis.

Entergy Mississippi

Entergy Mississippi's rate schedules include an energy cost recovery rider that is adjusted annually to reflect accumulated over- or under-recoveries. Entergy Mississippi's fuel cost recoveries are subject to annual audits conducted pursuant to the authority of the MPSC.

In November 2019, Entergy Mississippi filed its annual redetermination of the annual factor to be applied under the energy cost recovery rider. The calculation included $39.6 million of prior over-recovery flowing back to customers beginning February 2020. Entergy Mississippi's balance in its deferred fuel account did not decrease as expected after implementation of the new factor. In an effort to assist customers during the COVID-19 pandemic, in May 2020, Entergy Mississippi requested an interim adjustment to the energy cost recovery rider to credit approximately $50 million from the over-recovered balance in the deferred fuel account to customers over four consecutive billing months. The MPSC approved this interim adjustment in May 2020 effective for June through September 2020 bills.

In November 2020, Entergy Mississippi filed its annual redetermination of the annual factor to be applied under the energy cost recovery rider. The calculation of the annual factor included an over-recovery of approximately $24.4 million as of September 30, 2020. In January 2021 the MPSC approved the proposed energy cost factor effective for February 2021 bills.

In November 2021, Entergy Mississippi filed its annual redetermination of the annual factor to be applied under the energy cost recovery rider. The calculation of the annual factor included an under-recovery of approximately $80.6 million as of September 30, 2021. In December 2021, at the request of the MPSC, Entergy Mississippi submitted a proposal to mitigate the impact of rising fuel costs on customer bills during 2022. Entergy Mississippi proposed that the deferred fuel balance as of December 31, 2021, which was $121.9 million, be amortized over three years, and that the MPSC authorize Entergy Mississippi to apply its weighted-average cost of capital as the carrying cost for the unamortized fuel balance. In January 2022 the MPSC approved the amortization of $100 million of the deferred fuel balance over two years and authorized Entergy Mississippi to apply its weighted-average cost of capital as the carrying cost for the unamortized fuel balance. The MPSC approved the proposed energy cost factor effective for February 2022 bills.

See "**Complaints Against System Energy - System Energy Settlement with the MPSC**" below for discussion of the settlement agreement filed with the FERC in June 2022. The settlement, which was contingent upon FERC approval, provides for a refund of $235 million from System Energy to Entergy Mississippi. In July 2022 the MPSC directed the disbursement of settlement proceeds, ordering Entergy Mississippi to provide a one-time $80 bill credit to each of its approximately 460,000 retail customers to be effective during the September 2022 billing cycle, and to apply the remaining proceeds to Entergy Mississippi's under-recovered deferred fuel balance. In accordance with the MPSC's directive, Entergy Mississippi provided approximately $36.7 million in customer bill credits as a result of the settlement. In November 2022, Entergy Mississippi applied the remaining settlement proceeds in the amount of approximately $198.3 million to Entergy Mississippi's under-recovered deferred fuel balance. In November 2022 the FERC issued an order approving the System Energy settlement with the MPSC.

Entergy Mississippi had a deferred fuel balance of approximately $291.7 million under the energy cost recovery rider as of July 31, 2022, along with an over-recovery balance of $51.1 million under the power management rider. Without further action, Entergy Mississippi anticipated a year-end deferred fuel balance of approximately $200 million after application of a portion of the System Energy settlement proceeds, as discussed above. In September 2022, Entergy Mississippi filed for interim adjustments under both the energy cost recovery rider and the power management rider. Entergy Mississippi proposed five monthly incremental adjustments to the net energy cost factor designed to collect the under-recovered fuel balance as of July 31, 2022 and to reflect the recovery of a higher natural gas price. Entergy Mississippi also proposed five monthly incremental adjustments to the power management adjustment factor designed to flow through to customers the over-recovered power management rider balance as of July 31, 2022. In October 2022 the MPSC approved modified interim adjustments to Entergy Mississippi's energy cost recovery rider and power management rider. The MPSC approved dividing the energy cost recovery rider interim adjustment into two components that would allow Entergy Mississippi to 1) recover a natural gas fuel rate that is better aligned with current prices and 2) recover the estimated under-recovered deferred fuel balance as of September 30, 2022 over a period of 20 months. The MPSC approved six monthly incremental adjustments to the net energy cost factor designed to reflect the recovery of a higher natural gas price. The MPSC also approved six monthly incremental adjustments to the power management adjustment factor designed to flow through to customers the over-recovered power management rider balance. In accordance with the order of the MPSC, Entergy Mississippi did not file an annual redetermination of the energy cost recovery rider or the power management rider in November 2022. Entergy Mississippi's November 2023 annual redetermination will not reflect any part of the estimated under-recovered deferred fuel balance as of September 30, 2022; it will only reflect any over/under recovery that accumulates after September 2022. The November 2024 annual redetermination will include the total deferred fuel balance, including any over- or under-recovery of the deferred fuel balance as of September 30, 2022.

Entergy New Orleans

Entergy New Orleans's electric rate schedules include a fuel adjustment tariff designed to reflect no more than targeted fuel and purchased power costs, adjusted by a surcharge or credit for deferred fuel expense arising from the monthly reconciliation of actual fuel and purchased power costs incurred with fuel cost revenues billed to customers, including carrying charges.

Entergy New Orleans's gas rate schedules include a purchased gas adjustment to reflect estimated gas costs for the billing month, adjusted by a surcharge or credit similar to that included in the electric fuel adjustment clause, including carrying charges.

Entergy Texas

Entergy Texas's rate schedules include a fixed fuel factor to recover fuel and purchased power costs, including interest, not recovered in base rates. Semi-annual revisions of the fixed fuel factor are made in March and September based on the market price of natural gas and changes in fuel mix. The amounts collected under Entergy Texas's fixed fuel factor and any interim surcharge or refund are subject to fuel reconciliation proceedings before the PUCT. A fuel reconciliation is required to be filed at least once every three years and outside of a base rate case filing.

In September 2019, Entergy Texas filed an application to reconcile its fuel and purchased power costs for the period from April 2016 through March 2019. During the reconciliation period, Entergy Texas incurred approximately $1.6 billion in Texas jurisdictional eligible fuel and purchased power expenses, net of certain revenues credited to such expenses and other adjustments. Entergy Texas estimated an under-recovery balance of approximately $25.8 million, including interest, which Entergy Texas requested authority to carry over as the beginning balance for the subsequent reconciliation period beginning April 2019. In March 2020 an intervenor filed testimony proposing that the PUCT disallow: (1) $2 million in replacement power costs associated with generation outages during the reconciliation period; and (2) $24.4 million associated with the operation of the Spindletop natural gas storage facility during the reconciliation period. In April 2020, Entergy Texas filed rebuttal testimony refuting all points raised by the intervenor. In June 2020 the parties filed a stipulation and settlement agreement, which included a $1.2 million disallowance not associated with any particular issue raised by any party. The PUCT approved the settlement in August 2020.

In July 2020, Entergy Texas filed an application with the PUCT to implement an interim fuel refund of $25.5 million, including interest. Entergy Texas proposed that the interim fuel refund be implemented beginning with the first August 2020 billing cycle over a three-month period for smaller customers and in a lump sum amount in the billing month of August 2020 for transmission-level customers. The interim fuel refund was approved in July 2020, and Entergy Texas began refunds in August 2020.

In May 2022, Entergy Texas filed an application with the PUCT to implement an interim fuel surcharge to collect the cumulative under-recovery of approximately $51.7 million, including interest, of fuel and purchased power costs incurred from May 1, 2020 through December 31, 2021. The under-recovery balance is primarily attributable to the impacts of Winter Storm Uri, including historically high natural gas prices, partially offset by settlements received by Entergy Texas from MISO related to Hurricane Laura. Entergy Texas proposed that the interim fuel surcharge be assessed over a period of six months beginning with the first billing cycle after the PUCT issues a final order, but no later than the first billing cycle of September 2022. Also in May 2022, the PUCT referred the proceeding to the State Office of Administrative Hearings. In July 2022, Entergy Texas filed on behalf of the parties an unopposed settlement resolving all issues in the proceeding. In addition, Entergy Texas filed on behalf of the parties a motion to admit evidence, to approve interim rates as requested in the initial application, and to remand the proceeding to the PUCT to consider the unopposed settlement. In August 2022 the ALJ with the State Office of Administrative Hearings issued an order granting Entergy Texas's motion, approving interim rates effective with the first billing cycle of September 2022, and remanding the case to the PUCT for final approval. The interim fuel surcharge was approved by the PUCT in January 2023.

In September 2022, Entergy Texas filed an application with the PUCT to reconcile its fuel and purchased power costs for the period from April 2019 through March 2022. During the reconciliation period, Entergy Texas incurred approximately $1.7 billion in eligible fuel and purchased power expenses, net of certain revenues credited to such expenses and other adjustments. As of the end of the reconciliation period, Entergy Texas's cumulative under-recovery balance was approximately $103.1 million, including interest, which Entergy Texas requested authority to carry over as the beginning balance for the subsequent reconciliation period beginning April 2022, pending future surcharges or refunds as approved by the PUCT. In November 2022 the PUCT referred the proceeding to the State Office of Administrative Hearings and the ALJ with the State Office of Administrative Hearings adopted a procedural schedule setting a hearing on the merits for May 2023. A PUCT decision is expected in September 2023.

Retail Rate Proceedings

Filings with the APSC (Entergy Arkansas)

Retail Rates

2020 Formula Rate Plan Filing

In July 2020, Entergy Arkansas filed with the APSC its 2020 formula rate plan filing to set its formula rate for the 2021 calendar year. The filing contained an evaluation of Entergy Arkansas's earnings for the projected year 2021, as amended through subsequent filings in the proceeding, and a netting adjustment for the historical year 2019. The filing showed that Entergy Arkansas's earned rate of return on common equity for the 2021 projected year is 8.22% resulting in a revenue deficiency of $64.3 million. The earned rate of return on common equity for the 2019 historical year was 9.07% resulting in a $23.9 million netting adjustment. The total proposed revenue change for the 2021 projected year and 2019 historical year netting adjustment was $88.2 million. By operation of the formula rate plan, Entergy Arkansas's recovery of the revenue requirement is subject to a four percent annual revenue constraint. Because Entergy Arkansas's revenue requirement in this filing exceeded the constraint, the resulting increase was limited to $74.3 million. As part of the formula rate plan tariff the calculation for the revenue constraint was updated based on actual revenues which had the effect of reducing the initially-proposed $74.3 million revenue requirement increase to $72.6 million. In October 2020, Entergy Arkansas filed with the APSC a unanimous settlement agreement reached with the other parties that resolved all but one issue. As a result of the settlement agreement, Entergy Arkansas's requested revenue increase was $68.4 million, including a $44.5 million increase for the projected 2021 year and a $23.9 million netting adjustment. The remaining issue litigated concerned the methodology used to calculate the netting adjustment within the formula rate plan. In December 2020 the APSC issued an order rejecting the netting adjustment method used by Entergy Arkansas. Applying the approach ordered by the APSC changed the netting adjustment for the 2019 historical year from a $23.9 million deficiency to $43.5 million excess. Overall, the decision reduced Entergy Arkansas's revenue adjustment for 2021 to $1 million. In December 2020, Entergy Arkansas filed a petition for rehearing of the APSC's decision in the 2020 formula rate plan proceeding regarding the 2019 netting adjustment, and in January 2021 the APSC granted further consideration of Entergy Arkansas's petition. Based on the progress of the proceeding at that point, in December 2020, Entergy Arkansas recorded a regulatory liability of $43.5 million to reflect the netting adjustment for 2019, as included in the APSC's December 2020 order, which would be returned to customers in 2021. Entergy Arkansas also requested an extension of the formula rate plan rider for a second five-year term. In March 2021 the Arkansas Governor signed HB1662 into law (Act 404). Act 404 clarified aspects of the original formula rate plan legislation enacted in 2015, including with respect to the extension of a formula rate plan, the methodology for the netting adjustment, and debt and equity levels; it also reaffirmed the customer protections of the original formula rate plan legislation, including the cap on annual formula rate plan rate changes. Pursuant to Act 404, Entergy Arkansas's formula rate plan rider was extended for a second five-year term. Entergy Arkansas filed a compliance tariff in its formula rate plan docket in April 2021 to effectuate the netting provisions of Act 404, which reflected a net change in required formula rate plan rider revenue of $39.8 million, effective with the first billing cycle of May 2021. In April 2021 the APSC issued an order approving the compliance tariff and recognizing the formula rate plan extension. Also in April 2021, Entergy Arkansas filed for approval of modifications to the formula rate plan tariff incorporating the provisions in Act 404, and the APSC approved the tariff modifications in April 2021. Given the APSC general staff's support for the expedited approval of these filings by the APSC, Entergy Arkansas supported an amendment to Act 404 to achieve a reduced return on equity from 9.75% to 9.65% to apply for years applicable to the extension term; that amendment was signed by the Arkansas Governor in April 2021 and is now Act 894. Based on the APSC's order issued in April 2021, in the first quarter 2021, Entergy Arkansas reversed the remaining regulatory liability for the netting adjustment for 2019. In June 2021, Entergy Arkansas filed another compliance tariff in its formula rate plan proceeding to effectuate the additional provisions of Act 894, and the APSC approved the second compliance tariff filing in July 2021.

2021 Formula Rate Plan Filing

In July 2021, Entergy Arkansas filed with the APSC its 2021 formula rate plan filing to set its formula rate for the 2022 calendar year. The filing contained an evaluation of Entergy Arkansas's earnings for the projected year 2022 and a netting adjustment for the historical year 2020. The filing showed that Entergy Arkansas's earned rate of return on common equity for the 2022 projected year is 7.65% resulting in a revenue deficiency of $89.2 million. The earned rate of return on common equity for the 2020 historical year was 7.92% resulting in a $19.4 million netting adjustment. The total proposed revenue change for the 2022 projected year and 2020 historical year netting adjustment is $108.7 million. By operation of the formula rate plan, Entergy Arkansas's recovery of the revenue requirement is subject to a four percent annual revenue constraint. Because Entergy Arkansas's revenue requirement in this filing exceeded the constraint, the resulting increase is limited to $72.4 million. In October 2021, Entergy Arkansas filed with the APSC a settlement agreement reached with other parties resolving all issues in the proceeding. As a result of the settlement agreement, the total proposed revenue change is $82.2 million, including a $62.8 million increase for the projected 2022 year and a $19.4 million netting adjustment. Because Entergy Arkansas's revenue requirement exceeded the constraint, the resulting increase is limited to $72.1 million. In December 2021 the APSC approved the settlement as being in the public interest and approved Entergy Arkansas's compliance tariff effective with the first billing cycle of January 2022.

2022 Formula Rate Plan Filing

In July 2022, Entergy Arkansas filed with the APSC its 2022 formula rate plan filing to set its formula rate for the 2023 calendar year. The filing contained an evaluation of Entergy Arkansas's earnings for the projected year 2023 and a netting adjustment for the historical year 2021. The filing showed that Entergy Arkansas's earned rate of return on common equity for the 2023 projected year is 7.40% resulting in a revenue deficiency of $104.8 million. The earned rate of return on common equity for the 2021 historical year was 8.38% resulting in a $15.2 million netting adjustment. The total proposed revenue change for the 2023 projected year and 2021 historical year netting adjustment is $119.9 million. By operation of the formula rate plan, Entergy Arkansas's recovery of the revenue requirement was subject to a four percent annual revenue constraint. Because Entergy Arkansas's revenue requirement in this filing exceeded the constraint, the resulting increase was limited to $79.3 million. In October 2022 other parties filed their testimony recommending various adjustments to Entergy Arkansas's overall proposed revenue deficiency, and Entergy Arkansas filed a response including an update to actual revenues through August 2022, which raised the constraint to $79.8 million. In November 2022, Entergy

Arkansas filed with the APSC a settlement agreement reached with other parties resolving all issues in the proceeding. As a result of the settlement agreement, the total revenue change was $102.8 million, including a $87.7 million increase for the 2023 projected year and a $15.2 million netting adjustment. Because Entergy Arkansas's revenue requirement exceeded the constraint, the resulting increase was limited to $79.8 million. In December 2022 the APSC approved the settlement agreement as being in the public interest and approved Entergy Arkansas's compliance tariff effective with the first billing cycle of January 2023.

COVID-19 Orders

In April 2020, in light of the COVID-19 pandemic, the APSC issued an order requiring utilities, to the extent they had not already done so, to suspend service disconnections during the remaining pendency of the Arkansas Governor's emergency declaration or until the APSC rescinds the directive. The order also authorized utilities to establish a regulatory asset to record costs resulting from the suspension of service disconnections, directed that in future proceedings the APSC will consider whether the request for recovery of these regulatory assets is reasonable and necessary, and required utilities to track and report the costs and any savings directly attributable to suspension of disconnects. In May 2020 the APSC approved Entergy Arkansas expanding deferred payment agreements to assist customers during the COVID-19 pandemic. Quarterly reporting began in August 2020 and the APSC ordered additional reporting in October 2020 regarding utilities' transitional plans for ending the moratorium on service disconnects. In March 2021 the APSC issued an order confirming the lifting of the moratorium on service disconnects effective in May 2021. In August 2021 the APSC general staff filed a report recommending that utilities with a formula rate plan discontinue capturing any additional direct costs and savings as a regulatory asset and seek cost recovery through the formula rate plan. The APSC general staff further recommended that uncollectible amounts should be determined as of the end of its write-off period, approximately December 2021, and recovered in the next formula rate plan filing over one year. In November 2021 the APSC found the APSC general staff's recommendation to be premature and asked utilities to report on the continued need for a regulatory asset. Entergy Arkansas reported a continued need for a regulatory asset due to a variety of factors including the unusually long terms of the customer delayed payment agreements. As of December 31, 2022, Entergy Arkansas had a regulatory asset of $39 million for costs associated with the COVID-19 pandemic.

Filings with the LPSC (Entergy Louisiana)

Retail Rates - Electric

2017 Formula Rate Plan Filing

In June 2018, Entergy Louisiana filed its formula rate plan evaluation report for its 2017 calendar year operations. The 2017 test year evaluation report produced an earned return on equity of 8.16%, due in large part to revenue-neutral realignments to other recovery mechanisms. Without these realignments, the evaluation report produces an earned return on equity of 9.88% and a resulting base rider formula rate plan revenue increase of $4.8 million. Excluding the Tax Cuts and Jobs Act credits provided for by the tax reform adjustment mechanisms, total formula rate plan revenues were further increased by a total of $98 million as a result of the evaluation report due to adjustments to the additional capacity and MISO cost recovery mechanisms of the formula rate plan, and implementation of the transmission recovery mechanism. In August 2018, Entergy Louisiana filed a supplemental formula rate plan evaluation report to reflect changes from the 2016 test year formula rate plan proceedings, a decrease to the transmission recovery mechanism to reflect lower actual capital additions, and a decrease to evaluation period expenses to reflect the terms of a new power sales agreement. Based on the August 2018 update, Entergy Louisiana recognized a total decrease in formula rate plan revenue of approximately $17.6 million. Results of the updated 2017 evaluation report filing were implemented with the September 2018 billing month subject to refund and review by the LPSC staff and intervenors. In accordance with the terms of the formula rate plan, in September 2018 the LPSC staff and intervenors submitted their responses to Entergy Louisiana's original formula rate plan evaluation report and supplemental compliance updates. The LPSC staff asserted objections/reservations regarding (1) Entergy Louisiana's proposed rate adjustments associated with the return of excess accumulated deferred income taxes pursuant to the Tax Cuts and Jobs Act and the treatment of accumulated deferred income taxes related to reductions of rate base; (2) Entergy Louisiana's reservation regarding treatment of a regulatory asset related to certain special orders by the LPSC; and (3) test year expenses billed from Entergy Services to Entergy Louisiana. Intervenors also objected to Entergy Louisiana's treatment of the regulatory asset related to certain special orders by the LPSC. In August 2021 the LPSC staff issued a letter updating its objections/reservations for the 2017 test year formula rate plan evaluation report. In its letter, the LPSC staff reiterated its original objections/reservations pertaining to Entergy Louisiana's proposed rate adjustments associated with the return of excess accumulated deferred income taxes pursuant to the Tax Cuts and Jobs Act and the treatment of accumulated deferred income taxes related to reductions of rate base, specifically how the accumulated deferred income taxes associated with uncertain tax positions have been accounted for, and test year expenses billed from Entergy Services to Entergy Louisiana. The LPSC staff further reserved its rights for future proceedings and to dispute future proposed adjustments to the 2017 test year formula rate plan evaluation report. The LPSC staff withdrew all other objections/reservations. A procedural schedule has not yet been established to resolve these issues.

Entergy Louisiana also included in its filing a presentation of an initial proposal to combine the legacy Entergy Louisiana and legacy Entergy Gulf States Louisiana residential rates, which combination, if approved, would be accomplished on a revenue-neutral basis intended not to affect the rates of other customer classes.

2018 Formula Rate Plan Filing

In May 2019, Entergy Louisiana filed its formula rate plan evaluation report for its 2018 calendar year operations. The 2018 test year evaluation report produced an earned return on common equity of 10.61% leading to a base rider formula rate plan revenue decrease of $8.9 million. While base rider formula rate plan revenue decreased as a result of this filing, overall formula rate plan revenues increased by approximately $118.7 million. This outcome was primarily driven by a reduction to the credits previously flowed through the tax reform adjustment mechanism and an increase in the transmission recovery mechanism, partially offset by reductions in the additional capacity mechanism revenue requirements and extraordinary cost items. The filing is subject to review by the LPSC. Resulting rates were implemented in September 2019, subject to refund.

Entergy Louisiana also included in its filing a presentation of an initial proposal to combine the legacy Entergy Louisiana and legacy Entergy Gulf States Louisiana residential rates, which combination, if approved, would be accomplished on a revenue-neutral basis intended not to affect the rates of other customer classes.

Several parties intervened in the proceeding and the LPSC staff filed its report of objections/reservations in accordance with the applicable provisions of the formula rate plan. In its report the LPSC staff re-urged reservations with respect to the outstanding issues from the 2017 test year formula rate plan filing and disputed the inclusion of certain affiliate costs for test years 2017 and 2018. The LPSC staff objected to Entergy Louisiana's proposal to combine residential rates but proposed the setting of a status conference to establish a procedural schedule to more fully address the issue. The LPSC staff also reserved its right to object to the treatment of the sale of the Willow Glen Power Station reflected in the evaluation report and to the August 2019 compliance update, which was made primarily to update the capital additions reflected in the formula rate plan's transmission recovery mechanism, based on limited time to review it. Additionally, since the completion of certain transmission projects, the LPSC staff issued supplemental data requests addressing the prudence of Entergy Louisiana's expenditures in connection with those projects. Entergy Louisiana responded to all such requests. In August 2021 the LPSC staff issued a letter updating its objections/reservations for the 2018 test year formula rate plan evaluation report. In its letter, the LPSC staff reiterated its original objection/reservation pertaining to test year expenses billed from Entergy Services to Entergy Louisiana and outstanding issues from the 2017 test year formula rate plan evaluation report. The LPSC staff withdrew all other objections/reservations.

Commercial operation at Lake Charles Power Station commenced in March 2020. In March 2020, Entergy Louisiana filed an update to its 2018 formula rate plan evaluation report to include the estimated first-year revenue requirement of $108 million associated with the Lake Charles Power Station. The resulting interim adjustment to rates became effective with the first billing cycle of April 2020.

In an effort to narrow the remaining issues in formula rate plan test years 2017 and 2018, Entergy Louisiana provided notice to the parties in October 2020 that it was withdrawing its request to combine residential rates. Entergy Louisiana noted that the withdrawal is without prejudice to Entergy Louisiana's right to seek to combine residential rates in a future proceeding.

2019 Formula Rate Plan Filing

In May 2020, Entergy Louisiana filed with the LPSC its formula rate plan evaluation report for its 2019 calendar year operations. The 2019 test year evaluation report produced an earned return on common equity of 9.66%. As such, no change to base rider formula rate plan revenue is required. Although base rider formula rate plan revenue did not change as a result of this filing, overall formula rate plan revenues increased by approximately $103 million. This outcome is driven by the removal of prior year credits associated with the sale of the Willow Glen Power Station and an increase in the transmission recovery mechanism. Also contributing to the overall change was an increase in legacy formula rate plan revenue requirements driven by legacy Entergy Louisiana capacity cost true-ups and higher annualized legacy Entergy Gulf States Louisiana revenues due to higher billing determinants, offset by reductions in MISO cost recovery mechanism and tax reform adjustment mechanism revenue requirements. In August 2020 the LPSC staff submitted a list of items for which it needs additional information to confirm the accuracy and compliance of the 2019 test year evaluation report. The LPSC staff objected to a proposed revenue neutral adjustment regarding a certain rider as being beyond the scope of permitted formula rate plan adjustments. Rates reflected in the May 2020 filing, with the exception of a revenue neutral rider adjustment, and as updated in an August 2020 filing, were implemented in September 2020, subject to refund. Entergy Louisiana is in the process of providing additional information and details on the May 2020 filing as requested by the LPSC staff. In August 2021 the LPSC staff issued a letter updating its objections/reservations for the 2019 test year formula rate plan filing. In its letter, the LPSC staff disputes Entergy Louisiana's exclusion of approximately $251 thousand of interest income allocated from Entergy Operations and Entergy Services to Entergy Louisiana to the extent that there are other adjustments that would move Entergy Louisiana out of the formula rate plan deadband. The LPSC staff reserved the right to further contest the issue in future proceedings. The LPSC staff further reserved outstanding issues from the 2017 and 2018 formula rate plan evaluation reports and withdrew all other remaining objections/reservations.

In November 2020, Entergy Louisiana accepted ownership of the Washington Parish Energy Center and filed an update to its 2019 formula rate plan evaluation report to include the estimated first-year revenue requirement of $35 million associated with the Washington Parish Energy Center. The resulting interim adjustment to rates became effective with the first billing cycle of December 2020. In January 2021, Entergy Louisiana filed an update to its 2019 formula rate plan evaluation report to include the implementation of a scheduled step-up in its nuclear decommissioning revenue requirement and a true-up for under-collections of nuclear decommissioning expenses. The total rate adjustment increased formula rate plan revenues by approximately $1.2 million. The resulting interim adjustment to rates became effective with the first billing cycle of February 2021.

Request for Extension and Modification of Formula Rate Plan

In May 2020, Entergy Louisiana filed with the LPSC its application for authority to extend its formula rate plan. In its application, Entergy Louisiana sought to maintain a 9.8% return on equity, with a bandwidth of 60 basis points above and below the midpoint, with a first-year midpoint reset. The parties reached a settlement in April 2021 regarding Entergy Louisiana's proposed formula rate plan extension. In May 2021 the LPSC approved the uncontested settlement. Key terms of the settlement include: a three year term (test years 2020, 2021, and 2022) covering a rate-effective period of September 2021 through August 2024; a 9.50% return on equity, with a smaller, 50 basis point deadband above and below (9.0%-10.0%); elimination of sharing if earnings are outside the deadband; a $63 million rate increase for test year 2020 (exclusive of riders); continuation of existing riders (transmission, additional capacity, etc.); addition of a distribution recovery mechanism permitting $225 million per year of distribution investment above a baseline level to be recovered dollar for dollar; modification of the tax mechanism to allow timely rate changes in the event the federal corporate income tax rate is changed from 21%; a cumulative rate increase limit of $70 million (exclusive of riders) for test years 2021 and 2022; and deferral of up to $7 million per year in 2021 and 2022 of expenditures on vegetation management for outside of right of way hazard trees.

2020 Formula Rate Plan Filing

In June 2021, Entergy Louisiana filed its formula rate plan evaluation report for its 2020 calendar year operations. The 2020 test year evaluation report produced an earned return on common equity of 8.45%, with a base formula rate plan revenue increase of $63 million. Certain reductions in formula rate plan revenue driven by lower sales volumes, reductions in capacity cost and net MISO cost, and higher credits resulting from the Tax Cuts and Jobs Act offset the base formula rate plan revenue increase, leading to a net increase in formula rate plan revenue of $50.7 million. The report also included multiple new adjustments to account for, among other things, the calculation of distribution recovery mechanism revenues. The effects of the changes to total formula rate plan revenue were different for each legacy company, primarily due to differences in the legacy companies' capacity cost changes, including the effect of true-ups. Legacy Entergy Louisiana formula rate plan revenues increased by $27 million and legacy Entergy Gulf States Louisiana formula rate plan revenues increased by $23.7 million. Subject to refund and LPSC review, the resulting changes became effective for bills rendered during the first billing cycle of September 2021. Discovery commenced in the proceeding. In August 2021, Entergy Louisiana submitted an update to its evaluation report to account for various changes. Relative to the June 2021 filing, the total formula rate plan revenue increased by $14.2 million to an updated total of $64.9 million. Legacy Entergy Louisiana formula rate plan revenues increased by $32.8 million and legacy Entergy Gulf States Louisiana formula rate plan revenues increased by $32.1 million. The results of the 2020 test year evaluation report bandwidth calculation were unchanged as there was no change in the earned return on common equity of 8.45%. In September 2021 the LPSC staff filed a letter with a general statement of objections/reservations because it had not completed its review and indicated it would update the letter once its review was complete. Should the parties be unable to resolve any objections, those issues will be set for hearing, with recovery of the associated costs subject to refund.

2021 Formula Rate Plan Filing

In May 2022, Entergy Louisiana filed its formula rate plan evaluation report for its 2021 calendar year operations. The 2021 test year evaluation report produced an earned return on common equity of 8.33%, with a base formula rate plan revenue increase of $65.3 million. Other increases in formula rate plan revenue driven by reductions in Tax Cut and Jobs Act credits and additions to transmission and distribution plant in service reflected through the transmission recovery mechanism and distribution recovery mechanism are partly offset by an increase in net MISO revenues, leading to a net increase in formula rate plan revenue of $152.9 million. The effects of the changes to total formula rate plan revenue are different for each legacy company, primarily due to differences in the legacy companies' capacity cost changes, including the effect of true-ups. Legacy Entergy Louisiana formula rate plan revenues increased by $86 million and legacy Entergy Gulf States Louisiana formula rate plan revenues increased by $66.9 million. In August 2022 the LPSC staff filed a list of objections/reservations, including outstanding issues from the test years 2017-2020 formula rate plan filings, utilizing the extraordinary cost mechanism to address one-time changes such as state tax rate changes, and failing to include an adjustment for revenues not received as a result of Hurricane Ida. Subject to refund and LPSC review, the resulting changes to formula rate plan revenues became effective for bills rendered during the first billing cycle of September 2022.

Investigation of Costs Billed by Entergy Services

In November 2018 the LPSC issued a notice of proceeding initiating an investigation into costs incurred by Entergy Services that are included in the retail rates of Entergy Louisiana. As stated in the notice of proceeding, the LPSC observed an increase in capital construction-related costs incurred by Entergy Services. Discovery was issued and included efforts to seek highly detailed information on a broad range of matters unrelated to the scope of the audit. There has been no further activity in the investigation since May 2019.

COVID-19 Orders

In April 2020 the LPSC issued an order authorizing utilities to record as a regulatory asset expenses incurred from the suspension of disconnections and collection of late fees imposed by LPSC orders associated with the COVID-19 pandemic. In addition, utilities may seek future recovery, subject to LPSC review and approval, of losses and expenses incurred due to compliance with the LPSC's COVID-19 orders. The suspension of late fees and disconnects for non-pay was extended until the first billing cycle after July 16, 2020. In January 2021, Entergy Louisiana resumed disconnections for customers in all customer classes with past-due balances that had not made payment arrangements. Utilities seeking to recover the regulatory asset must formally petition the LPSC to do so, identifying the direct and indirect costs for which recovery is sought. Any such request is subject to LPSC review and approval. As of December 31, 2022, Entergy Louisiana had a regulatory asset of $47.8 million for costs associated with the COVID-19 pandemic.

Filings with the MPSC (Entergy Mississippi)

Retail Rates

2020 Formula Rate Plan Filing

In March 2020, Entergy Mississippi submitted its formula rate plan 2020 test year filing and 2019 look-back filing showing Entergy Mississippi's earned return for the historical 2019 calendar year to be below the formula rate plan bandwidth and projected earned return for the 2020 calendar year to be below the formula rate plan bandwidth. The 2020 test year filing shows a $24.6 million rate increase is necessary to reset Entergy Mississippi's earned return on common equity to the specified point of adjustment of 6.51% return on rate base, within the formula rate plan bandwidth. The 2019 look-back filing compares actual 2019 results to the approved benchmark return on rate base and reflects the need for a $7.3 million interim increase in formula rate plan revenues. In accordance with the MPSC-approved revisions to the formula rate plan, Entergy Mississippi implemented a $24.3 million interim rate increase, reflecting a cap equal to 2% of 2019 retail revenues, effective with the April 2020 billing cycle, subject to refund. In June 2020, Entergy Mississippi and the Mississippi Public Utilities Staff entered into a joint stipulation that confirmed that the 2020 test year filing showed that a $23.8 million rate increase is necessary to reset Entergy Mississippi's earned return on common equity to the specified point of adjustment of 6.51% return on rate base, within the formula rate plan bandwidth. Pursuant to the joint stipulation, Entergy Mississippi's 2019 look-back filing reflected an earned return on rate base of 6.75% in calendar year 2019, which is within the look-back bandwidth. As a result, there is no change in formula rate plan revenues in the 2019 look-back filing. In June 2020 the MPSC approved the joint stipulation with rates effective for the first billing cycle of July 2020. In the June 2020 order the MPSC directed Entergy Mississippi to submit revisions to its formula rate plan to realign recovery of costs from its energy efficiency cost recovery rider to its formula rate plan. In November 2020 the MPSC approved Entergy Mississippi's revisions to its formula rate plan providing for the realignment of energy efficiency costs to its formula rate plan, the deferral of energy efficiency expenditures into a regulatory asset, and the elimination of its energy efficiency cost recovery rider effective with the January 2022 billing cycle.

2021 Formula Rate Plan Filing

In March 2021, Entergy Mississippi submitted its formula rate plan 2021 test year filing and 2020 look-back filing showing Entergy Mississippi's earned return for the historical 2020 calendar year to be below the formula rate plan bandwidth and projected earned return for the 2021 calendar year to be below the formula rate plan bandwidth. The 2021 test year filing shows a $95.4 million rate increase is necessary to reset Entergy Mississippi's earned return on common equity to the specified point of adjustment of 6.69% return on rate base, within the formula rate plan bandwidth. The change in formula rate plan revenues, however, is capped at 4% of retail revenues, which equates to a revenue change of $44.3 million. The 2021 evaluation report also includes $3.9 million in demand side management costs for which the MPSC approved realignment of recovery from the energy efficiency rider to the formula rate plan. These costs are not subject to the 4% cap and result in a total change in formula rate plan revenues of $48.2 million. The 2020 look-back filing compares actual 2020 results to the approved benchmark return on rate base and reflects the need for a $16.8 million interim increase in formula rate plan revenues. In addition, the 2020 look-back filing includes an interim capacity adjustment true-up for the Choctaw Generating Station, which increases the look-back interim rate adjustment by $1.7 million. These interim rate adjustments total $18.5 million. In accordance with the provisions of the formula rate plan, Entergy Mississippi implemented a $22.1 million interim rate increase, reflecting a cap equal to 2% of 2020 retail revenues, effective with the April 2021 billing cycle, subject to refund, pending a final MPSC order. The $3.9 million of demand side management costs and the Choctaw Generating Station true-up of $1.7 million, which are not subject to the 2% cap of 2020 retail revenues, were included in the April 2021 rate adjustments.

In June 2021, Entergy Mississippi and the Mississippi Public Utilities Staff entered into a joint stipulation that confirmed the 2021 test year filing that resulted in a total rate increase of $48.2 million. Pursuant to the joint stipulation, Entergy Mississippi's 2020 look-back filing reflected an earned return on rate base of 6.12% in calendar year 2020, which is below the look-back bandwidth, resulting in a $17.5 million increase in formula rate plan revenues on an interim basis through June 2022. This includes $1.7 million related to the Choctaw Generating Station and $3.7 million of COVID-19 non-bad debt expenses. See "COVID-19 Orders" below for additional discussion of provisions of the joint stipulation related to COVID-19 expenses. In June 2021 the MPSC approved the joint stipulation with rates effective for the first billing cycle of July 2021. In June 2021, Entergy Mississippi recorded regulatory credits of $19.9 million to reflect the effects of the joint stipulation.

2022 Formula Rate Plan Filing

In March 2022, Entergy Mississippi submitted its formula rate plan 2022 test year filing and 2021 look-back filing showing Entergy Mississippi's earned return for the historical 2021 calendar year to be below the formula rate plan bandwidth and projected earned return for the 2022 calendar year to be below the formula rate plan bandwidth. The 2022 test year filing shows a $69 million rate increase is necessary to reset Entergy Mississippi's earned return on common equity to the specified point of adjustment of 6.70% return on rate base, within the formula rate plan bandwidth. The change in formula rate plan revenues, however, is capped at 4% of retail revenues, which equates to a revenue change of $48.6 million. The 2021 look-back filing compares actual 2021 results to the approved benchmark return on rate base and reflects the need for a $34.5 million interim increase in formula rate plan revenues. In fourth quarter 2021, Entergy Mississippi recorded a regulatory asset of $19 million to reflect the then-current estimate in connection with the look-back feature of the formula rate plan. In accordance with the provisions of the formula rate plan, Entergy Mississippi implemented a $24.3 million interim rate increase, reflecting a cap equal to 2% of 2021 retail revenues, effective in April 2022.

In June 2022, Entergy Mississippi and the Mississippi Public Utilities Staff entered into a joint stipulation that confirmed the 2022 test year filing that resulted in a total rate increase of $48.6 million. Pursuant to the joint stipulation, Entergy Mississippi's 2021 look-back filing reflected an earned return on rate base of 5.99% in calendar year 2021, which is below the look-back bandwidth, resulting in a $34.3 million increase in the formula rate plan revenues on an interim basis through June 2023. In July 2022 the MPSC approved the joint stipulation with rates effective in August 2022. In July 2022, Entergy Mississippi recorded regulatory credits of $22.6 million to reflect the effects of the joint stipulation. In August 2022 an intervenor filed a statutorily-authorized direct appeal to the Mississippi Supreme Court seeking review of the MPSC's July 2022 order approving the joint stipulation confirming Entergy Mississippi's 2022 formula rate plan filing. The rates that went into effect in August 2022 are not stayed or otherwise impacted while the appeal is pending.

In July 2022 the MPSC directed Entergy Mississippi to flow $14.1 million of the power management rider over-recovery balance to customers beginning in August 2022 through December 2022 to mitigate the bill impact of the increase in formula rate plan revenues.

2023 Formula Rate Plan Filing

Entergy Mississippi plans to file its look-back evaluation report in March 2023 that will compare actual 2022 results to the performance-adjusted allowed return on rate base. In fourth quarter 2022, Entergy Mississippi recorded a regulatory asset of $18.2 million in connection with the look-back feature of the formula rate plan to reflect that the 2022 estimated earned return was below the formula bandwidth.

COVID-19 Orders

In March 2020 the MPSC issued an order suspending disconnections for a period of sixty days. The MPSC extended the order on disconnections through May 26, 2020. In April 2020 the MPSC issued an order authorizing utilities to defer incremental costs and expenses associated with COVID-19 compliance and to seek future recovery through rates of the prudently incurred incremental costs and expenses. In December 2020, Entergy Mississippi resumed disconnections for commercial, industrial, and governmental customers with past-due balances that have not made payment arrangements. In January 2021, Entergy Mississippi resumed disconnecting service for residential customers with past-due balances that had not made payment arrangements. Pursuant to the June 2021 MPSC order approving Entergy Mississippi's 2021 formula rate plan filing, Entergy Mississippi stopped deferring COVID-19 non-bad debt expenses effective December 31, 2020 and included those expenses in the look-back filing for the 2021 formula rate plan test year. In the order, the MPSC also adopted Entergy Mississippi's quantification and methodology for calculating COVID-19 incremental bad debt expenses and authorized Entergy Mississippi to continue deferring these bad debt expenses through December 2021. Entergy Mississippi began recovery of the bad debt expense deferral resulting from the COVID-19 pandemic over a three-year period with implementation of the interim formula rate plan rates in April 2022. As of December 31, 2022, Entergy Mississippi had a remaining regulatory asset of $9.8 million for costs associated with the COVID-19 pandemic.

Filings with the City Council (Entergy New Orleans)

Retail Rates

2018 Base Rate Case

In September 2018, Entergy New Orleans filed an electric and gas base rate case with the City Council. The filing requested a 10.5% return on equity for electric operations with opportunity to earn a 10.75% return on equity through a performance adder provision of the electric formula rate plan in subsequent years under a formula rate plan and requested a 10.75% return on equity for gas operations. The filing's major provisions included: (1) a new electric rate structure, which realigns the revenue requirement associated with capacity and long-term service agreement expense from certain existing riders to base revenue, provides for the recovery of the cost of advanced metering infrastructure, and partially blends rates for Entergy New Orleans's customers residing in Algiers with customers residing in the remainder of Orleans Parish through a three-year phase-in; (2) contemporaneous cost recovery riders for investments in energy efficiency/demand response, incremental changes in capacity/long-term service agreement costs, grid modernization investment, and gas infrastructure replacement investment; and (3) formula rate plans for both electric and gas operations.

In October 2019 the City Council's Utility Committee approved a resolution for a change in electric and gas rates for consideration by the full City Council that included a 9.35% return on common equity, an equity ratio of the lesser of 50% or Entergy New Orleans's actual equity ratio, and a total reduction in revenues that Entergy New Orleans initially estimated to be approximately $39 million ($36 million electric; $3 million gas). At its November 7, 2019 meeting, the full City Council approved the resolution that had previously been approved by the City Council's Utility Committee. Based on the approved resolution, in the fourth quarter 2019 Entergy New Orleans recorded an accrual of $10 million that reflects the estimate of the revenue billed in 2019 to be refunded to customers in 2020 based on an August 2019 effective date for the rate decrease. Entergy New Orleans also recorded a total of $12 million in regulatory assets for rate case costs and information technology costs associated with integrating Algiers customers with Entergy New Orleans's legacy system and records. Entergy New Orleans will also be allowed to recover $10 million of retired general plant costs over a 20-year period.

The resolution directed Entergy New Orleans to submit a compliance filing within 30 days of the date of the resolution to facilitate the eventual implementation of rates, including all necessary calculations and conforming rate schedules and riders. The electric formula rate plan rider includes, among other things, (1) a provision for forward-looking adjustments to include known and measurable changes realized up to 12 months after the evaluation period; (2) a decoupling mechanism; and (3) recognition that Entergy New Orleans is authorized to make an in-service adjustment to the formula rate plan to include the non-fuel cost of the New Orleans Power Station in rates, unless the two pending appeals in the New Orleans Power Station proceeding have not concluded. Under this circumstance, Entergy New Orleans shall be permitted to defer the New Orleans Power Station non-fuel costs, including the cost of capital, until Entergy New Orleans commences non-fuel cost recovery. After taking into account the requirements for submission of the compliance filing, the total annual revenue requirement reduction required by the resolution was refined to approximately $45 million ($42 million electric, including $29 million in rider reductions; $3 million gas). In January 2020 the City Council's advisors found that the rates calculated by Entergy New Orleans and reflected in the December 2019 compliance filing should be implemented, except with respect to the City Council-approved energy efficiency cost recovery rider, which rider calculation should take into account events to be determined by the City Council in the future. On February 17, 2020, Entergy New Orleans filed with the City Council an agreement in principle between Entergy New Orleans and the City Council's advisors. On February 20, 2020, the City Council voted to approve the proposed agreement in principle and issued a resolution modifying the required treatment of certain accumulated deferred income taxes. As a result of the agreement in principle, the total annual revenue requirement reduction will be approximately $45 million ($42 million electric, including $29 million in rider reductions; and $3 million gas). Entergy New Orleans fully implemented the new rates in April 2020.

Commercial operation of the New Orleans Power Station commenced in May 2020. In accordance with the City Council resolution issued in the 2018 base rate case proceeding, Entergy New Orleans had been deferring the New Orleans Power Station non-fuel costs pending the conclusion of the appellate proceedings. In October 2020 the Louisiana Supreme Court denied all writ applications relating to the New Orleans Power Station. With those denials, Entergy New Orleans began recovering New Orleans Power Station costs in rates in November 2020. Entergy New Orleans is recovering the costs over a five-year period that began in November 2020. As of December 31, 2022, the regulatory asset for the deferral of New Orleans Power Station non-fuel costs was $2.9 million.

2020 Formula Rate Plan Filing

Entergy New Orleans's first annual filing under the three-year formula rate plan approved by the City Council in November 2019 was originally due to be filed in April 2020. The authorized return on equity under the approved three-year formula rate plan is 9.35% for both electric and gas operations. The City Council approved several extensions of the deadline to allow additional time to assess the effects of the COVID-19 pandemic on the New Orleans community, Entergy New Orleans customers, and Entergy New Orleans itself. In October 2020 the City Council approved an agreement in principle filed by Entergy New Orleans that results in Entergy New Orleans foregoing its 2020 formula rate plan filing and shifting the three-year formula rate plan to filings in 2021, 2022, and 2023. Key provisions of the agreement in principle include: changing the lower of actual equity ratio or 50% equity ratio approved in the rate case to a hypothetical capital structure of 51% equity and 49% debt for the duration of the three-year formula rate plan; changing the 2% depreciation rate for the New Orleans Power Station approved in the rate case to 3%; retention of over-recovery of $2.2 million in rider revenues; recovery of $1.4 million of certain rate case expenses outside of the earnings band; recovery of the New Orleans Solar Station costs upon commercial operation; and Entergy New Orleans's dismissal of its 2018 rate case appeal.

2021 Formula Rate Plan Filing

In July 2021, Entergy New Orleans submitted to the City Council its formula rate plan 2020 test year filing. The 2020 test year evaluation report produced an earned return on equity of 6.26% compared to the authorized return on equity of 9.35%. Entergy New Orleans sought approval of a $64 million rate increase based on the formula set by the City Council in the 2018 rate case. The formula resulted in an increase in authorized electric revenues of $40 million and an increase in authorized gas revenues of $18.8 million. Entergy New Orleans also sought to commence collecting $5.2 million in electric revenues and $0.3 million in gas revenues that were previously approved by the City Council for collection through the formula rate plan. The filing was subject to review by the City Council and other parties over a 75-day review period, followed by a 25-day period to resolve any disputes among the parties. In October 2021 the City Council's advisors filed a 75-day report recommending a reduction of $10 million for electric revenues and a reduction of $4.5 million for gas revenues, along with one-time credits funded by certain electric regulatory liabilities currently held by Entergy New Orleans for customers. On October 26, 2021, Entergy New Orleans provided notice to the City Council that it intends to implement rates effective with the first billing cycle of November 2021, with such rates reflecting an amount agreed-upon by Entergy New Orleans including adjustments filed in the City Council's 75-day report, per the approved process for formula rate plan implementation. The total formula rate plan increase implemented was $49.5 million, with an increase of $34.9 million in electric revenues and $14.6 million in gas revenues. Also, credits of $17.4 million funded by certain regulatory liabilities currently held by Entergy New Orleans for customers will be issued over a five-month period from November 2021 through March 2022. Resulting rates went into effect with the first billing cycle of November 2021 pursuant to the formula rate plan tariff.

2022 Formula Rate Plan Filing

In April 2022, Entergy New Orleans submitted to the City Council its formula rate plan 2021 test year filing. The 2021 test year evaluation report, subsequently updated in a July 2022 filing, produced an earned return on equity of 6.88% compared to the authorized return on equity of 9.35%. Entergy New Orleans sought approval of a $42.1 million rate increase based on the formula set by the City Council in the 2018 rate case. The formula results in an increase in authorized electric revenues of $34.1 million and an increase in authorized gas revenues of $3.3 million. Entergy New Orleans also sought to commence collecting $4.7 million in electric revenues that were previously approved by the City Council for collection through the formula rate plan. In July 2022 the City Council's advisors issued a report seeking a reduction to Entergy New Orleans's proposed increase of approximately $17.1 million in total for electric and gas revenues. Effective with the first billing cycle of September 2022, Entergy New Orleans implemented rates reflecting an amount agreed upon by Entergy New Orleans and the City Council including adjustments filed in the City Council's advisors' report, per the approved process for formula rate plan implementation. The total formula rate plan increase implemented was $24.7 million, which includes an increase of $18.2 million in electric revenues, $4.7 million in previously approved electric revenues, and an increase of $1.8 million in gas revenues. Additionally, credits of $13.9 million funded by certain regulatory liabilities currently held by Entergy New Orleans for customers will be issued over an eight-month period beginning September 2022.

COVID-19 Orders

In March 2020, Entergy New Orleans voluntarily suspended customer disconnections for non-payment of utility bills through May 2020. Subsequently, the City Council ordered that the moratorium be extended to August 1, 2020. In May 2020 the City Council issued an accounting order authorizing Entergy New Orleans to establish a regulatory asset for incremental COVID-19-related expenses. In January 2021, Entergy New Orleans resumed disconnecting service to commercial and small business customers with past-due balances that had not made payment arrangements. In February 2021 the City Council adopted a resolution suspending residential customer disconnections for non-payment of utility bills and suspending the assessment and accumulation of late fees on residential customers with past-due balances through May 15, 2021, which was not extended by the City Council. As of December 31, 2022, Entergy New Orleans had a regulatory asset of $13.9 million for costs associated with the

COVID-19 pandemic. As part of the 2022 formula rate plan filing, Entergy New Orleans will recover this regulatory asset over a five-year period beginning September 2023.

In June 2020 the City Council established the City Council Cares Program and directed Entergy New Orleans to use the approximately $7 million refund received from the Entergy Arkansas opportunity sales FERC proceeding and approximately $15 million of non-securitized storm reserves to fund this program, which was intended to provide temporary bill relief to customers who become unemployed during the COVID-19 pandemic. The program was effective July 1, 2020 and offered qualifying residential customers bill credits of $100 per month for up to four months, for a maximum of $400 in residential customer bill credits. Credits of $4.3 million were applied to customer bills under the City Council Cares Program.

Filings with the PUCT and Texas Cities (Entergy Texas)

Retail Rates

2022 Base Rate Case

In July 2022, Entergy Texas filed a base rate case with the PUCT seeking a net increase in base rates of approximately $131.4 million. The base rate case was based on a 12-month test year ending December 31, 2021. Key drivers of the requested increase are changes in depreciation rates as the result of a depreciation study and an increase in the return on equity. In addition, Entergy Texas included capital additions placed into service for the period of January 1, 2018 through December 31, 2021, including those additions currently reflected in the distribution and transmission cost recovery factor riders and the generation cost recovery rider, all of which would be reset to zero as a result of this proceeding. In July 2022 the PUCT referred the proceeding to the State Office of Administrative Hearings. In October 2022 intervenors filed direct testimony challenging and supporting various aspects of Entergy Texas's rate case application. The key issues addressed included the appropriate return on equity, generation plant deactivations, depreciation rates, and proposed tariffs related to electric vehicles. In November 2022 the PUCT staff filed direct testimony addressing a similar set of issues and recommending a reduction of $50.7 million to Entergy Texas's overall cost of service associated with the requested net increase in base rates of approximately $131.4 million. Entergy Texas filed rebuttal testimony in November 2022. In December 2022 the ALJs with the State Office of Administrative Hearings issued an order adopting the parties' joint proposals that the issue of rate case expenses be addressed at a separate hearing and at a later date, if requested by the parties, from the hearing on the merits initially scheduled for December 2022 and that issues related to electric vehicle charging infrastructure be decided exclusively on written evidence and briefing. Also in December 2022, Entergy Texas filed on behalf of the parties a motion to abate the hearing on the merits to give parties additional time to finalize a settlement, which was approved by the ALJs with the State Office of Administrative Hearings along with an order for the parties to file monthly settlement status reports. Subsequently, the ALJs also issued an order adopting a joint proposed briefing outline and schedule with deadlines in January 2023 for the parties to submit briefing on issues related to electric vehicle charging infrastructure, admitting evidence related to electric vehicle charging infrastructure issues, and adopting a joint proposed procedural schedule regarding rate case expenses with a hearing in March 2023, if requested. In January 2023 the parties filed initial and reply briefs addressing issues related to electric vehicle charging infrastructure. A final decision by the PUCT is expected in second quarter 2023.

Distribution Cost Recovery Factor (DCRF) Rider

In March 2020, Entergy Texas filed with the PUCT a request to amend its DCRF rider. The amended rider was designed to collect from Entergy Texas's retail customers approximately $23.6 million annually, or $20.4 million in incremental annual DCRF revenue beyond Entergy Texas's then-effective DCRF rider, based on its capital invested in distribution between January 1, 2019 and December 31, 2019. In May and June 2020 intervenors filed testimony recommending reductions in Entergy Texas's annual revenue requirement of approximately $0.3 million and $4.1 million. The parties briefed the contested issues in this matter and a proposal for decision was issued in September 2020 recommending a $4.1 million revenue reduction related to non-advanced metering system meters included in the DCRF calculation. The parties filed exceptions to the proposal for decision and replies to those exceptions in September 2020. In October 2020 the PUCT issued a final order approving a $16.3 million incremental annual DCRF revenue increase, with rates effective in October 2020.

In October 2020, Entergy Texas filed with the PUCT a request to amend its DCRF rider. The amended rider was designed to collect from Entergy Texas's retail customers approximately $26.3 million annually, or $6.8 million in incremental annual revenues beyond Entergy Texas's then-effective DCRF rider based on its capital invested in distribution between January 1, 2020 and August 31, 2020. In February 2021 the ALJ with the State Office of Administrative Hearings approved Entergy Texas's agreed motion for interim rates, which went into effect in March 2021. In March 2021 the parties filed an unopposed settlement recommending that Entergy Texas be allowed to collect its full requested DCRF revenue requirement and resolving all issues in the proceeding. In May 2021 the PUCT issued an order approving the settlement.

In August 2021, Entergy Texas filed with the PUCT a request to amend its DCRF rider. The amended rider was designed to collect from Entergy Texas's retail customers approximately $40.2 million annually, or $13.9 million in incremental annual revenues beyond Entergy Texas's then-effective DCRF rider based on its capital invested in distribution between September 1, 2020 and June 30, 2021. In September 2021 the PUCT referred the proceeding to the State Office of Administrative Hearings. A procedural schedule was established with a hearing scheduled in December 2021. In December 2021 the parties filed an unopposed settlement recommending that Entergy Texas be allowed to collect its full requested DCRF revenue requirement and resolving all issues in the proceeding, including a motion for interim rates to take effect for usage on and after January 24, 2022. Also, in December 2021, the ALJ with the State Office of Administrative Hearings issued an order granting the motion for interim rates, which went into effect in January 2022, admitting evidence, and remanding the proceeding to the PUCT to consider the settlement. In March 2022 the PUCT issued an order approving the settlement.

Transmission Cost Recovery Factor (TCRF) Rider

In December 2018, Entergy Texas filed with the PUCT a request to set a new TCRF rider. The new TCRF rider was designed to collect approximately $2.7 million annually from Entergy Texas's retail customers based on its capital invested in transmission between January 1, 2018 and September 30, 2018. In April 2019 parties filed testimony proposing a load growth adjustment, which would fully offset Entergy Texas's proposed TCRF revenue requirement. In July 2019 the PUCT granted Entergy Texas's application as filed to begin recovery of the requested $2.7 million annual revenue requirement, rejecting opposing parties' proposed adjustment; however, the PUCT found that the question of prudence of the actual investment costs should be determined in Entergy Texas's next rate case similar to the procedure used for the costs recovered through the DCRF rider. In October 2019 the PUCT issued an order on a motion for rehearing, clarifying and affirming its prior order granting Entergy Texas's application as filed. Also in October 2019 a second motion for rehearing was filed, and Entergy Texas filed a response in opposition to the motion. The second motion for rehearing was overruled by operation of law. In December 2019, Texas Industrial Energy Consumers filed an appeal to the PUCT order in district court alleging that the PUCT erred in declining to apply a load growth adjustment.

In October 2020, Entergy Texas filed with the PUCT a request to amend its TCRF rider. The amended rider was designed to collect from Entergy Texas's retail customers approximately $51 million annually, or $31.6 million in incremental annual revenues beyond Entergy Texas's then-effective TCRF rider based on its capital invested in transmission between July 1, 2019 and August 31, 2020. In March 2021 the parties filed an unopposed settlement recommending that Entergy Texas be allowed to collect its full requested TCRF revenue requirement with interim rates effective March 2021 and resolving all issues in the proceeding. In March 2021 the ALJ granted the motion for interim rates, admitted evidence, and remanded the case to the PUCT for consideration of a final order at a future open meeting. In June 2021 the PUCT issued an order approving the settlement.

In October 2021, Entergy Texas filed with the PUCT a request to amend its TCRF rider. The amended rider was designed to collect from Entergy Texas's retail customers approximately $66.1 million annually, or $15.1 million in incremental annual revenues beyond Energy Texas's then-effective TCRF rider based on its capital invested in transmission between September 1, 2020 and July 31, 2021 and changes in approved transmission charges. In January 2022 the PUCT referred the proceeding to the State Office of Administrative Hearings. In February 2022 the parties filed an unopposed settlement recommending that Entergy Texas be allowed to collect its full requested TCRF revenue requirement with interim rates effective March 2022. In February 2022 the ALJ granted the motion for interim rates, admitted evidence, and remanded the case to the PUCT for consideration of a final order at a future open meeting. In June 2022 the PUCT issued an order approving the settlement.

Generation Cost Recovery Rider

In October 2020, Entergy Texas filed an application to establish a generation cost recovery rider with an initial annual revenue requirement of approximately $91 million to begin recovering a return of and on its generation capital investment in the Montgomery County Power Station through August 31, 2020. In December 2020, Entergy Texas filed an unopposed settlement supporting a generation cost recovery rider with an annual revenue requirement of approximately $86 million. The settlement revenue requirement was based on a depreciation rate intended to fully depreciate Montgomery County Power Station over 38 years and the removal of certain costs from Entergy Texas's request. Under the settlement, Entergy Texas retained the right to propose a different depreciation rate and seek recovery of a majority of the costs removed from its request in its next base rate proceeding, which proceeding commenced in June 2022. On January 14, 2021, the PUCT approved the generation cost recovery rider settlement rates on an interim basis and abated the proceeding. In March 2021, Entergy Texas filed to update its generation cost recovery rider to include its generation capital investment in Montgomery County Power Station after August 31, 2020. In April 2021 the ALJ issued an order unabating the proceeding and in May 2021 the ALJ issued an order finding Entergy Texas's application and notice of the application to be sufficient. In May 2021, Entergy Texas filed an amendment to the application to reflect the PUCT's approval of the sale of a 7.56% partial interest in the Montgomery County Power Station to East Texas Electric Cooperative, Inc., which closed in June 2021. In June 2021 the PUCT referred the proceeding to the State Office of Administrative Hearings. In July 2021 the ALJ with the State Office of Administrative Hearings adopted a procedural schedule setting a hearing on the merits for September 2021. In July 2021 the parties filed a motion to abate the procedural schedule noting they had reached an agreement in principle and to allow the parties time to finalize a settlement agreement, which motion was granted by the ALJ. In October 2021, Entergy Texas filed on behalf of the parties an unopposed settlement agreement that would adjust its generation cost recovery rider to recover an annual revenue requirement of approximately $88.3 million related to Entergy Texas's investment in the Montgomery County Power Station through January 1, 2021, with Entergy Texas able to seek recovery of the remainder of its investment in its next base rate case. Also in October 2021 the ALJ granted a motion to admit evidence and remand the proceeding to the PUCT. In January 2022 the PUCT issued an order approving the unopposed settlement. In February 2022, Entergy Texas filed a relate-back rider to collect over five months an additional approximately $5 million, which is the difference between the interim revenue requirement approved in January 2021 and the revenue requirement approved in January 2022 that reflects Entergy Texas's full generation capital investment and ownership in Montgomery County Power Station on January 1, 2021, plus carrying costs from January 2021 through January 2022 when the updated revenue requirement took effect. In April 2022, Entergy Texas and the PUCT staff filed a joint proposed order supporting approval of Entergy Texas's as-filed request. The PUCT approved the relate-back rider consistent with Entergy Texas's as-filed request, and rates became effective over a five-month period, in August 2022.

In December 2020, Entergy Texas also filed an application to amend its generation cost recovery rider to reflect its acquisition of the Hardin County Peaking Facility, which closed in June 2021. Because Hardin was to be acquired in the future, the initial generation cost recovery rider rates proposed in the application represented no change from the generation cost recovery rider rates established in Entergy Texas's previous generation cost recovery rider proceeding. In July 2021 the PUCT issued an order approving the application. In August 2021, Entergy Texas filed an update application to recover its actual investment in the acquisition of the Hardin County

Peaking Facility. In September 2021 the PUCT referred the proceeding to the State Office of Administrative Hearings. A procedural schedule was established with a hearing scheduled in April 2022. In January 2022, Entergy Texas filed an update to its application to align the requested revenue requirement with the terms of the generation cost recovery rider settlement approved by the PUCT in January 2022. In March 2022, Entergy Texas filed on behalf of the parties an unopposed motion, which motion was granted by the ALJ with the State Office of Administrative Hearings, to abate the procedural schedule indicating that the parties had reached an agreement in principle. In April 2022, Entergy Texas filed on behalf of the parties a unanimous settlement agreement that would adjust its generation cost recovery rider to recover an annual revenue requirement of approximately $92.8 million, which is $4.5 million in incremental annual revenue above the $88.3 million approved in January 2022, related to Entergy Texas's actual investment in the acquisition of the Hardin County Peaking Facility. Concurrently with filing of the unanimous settlement agreement, Entergy Texas submitted an agreed motion to admit evidence and remand the case to the PUCT for review and consideration of the settlement agreement, which motion was granted by the ALJ with the State Office of Administrative Hearings. The PUCT approved the settlement agreement and rates became effective in August 2022. In September 2022, Entergy Texas filed a relate-back rider designed to collect over three months an additional approximately $5.7 million, which is the revenue requirement, plus carrying costs, associated with Entergy Texas's acquisition of Hardin County Peaking Facility from June 2021 through August 2022 when the updated revenue requirement took effect. No party requested a hearing on the application and in November 2022 the PUCT staff filed a recommendation that the application be approved as-filed. In December 2022, Entergy Texas filed a joint motion to admit evidence, which was approved by the PUCT, and a proposed order that would approve its as-filed application. A PUCT decision is expected in the first quarter of 2023. See Note 14 to the financial statements for further discussion of the Hardin County Peaking Facility purchase.

COVID-19 Orders

In March 2020 the PUCT authorized electric utilities to record as a regulatory asset expenses resulting from the effects of the COVID-19 pandemic. In future proceedings, the PUCT will consider whether each utility's request for recovery of these regulatory assets is reasonable and necessary, the appropriate period of recovery, and any amount of carrying costs thereon. In March 2020 the PUCT ordered a moratorium on disconnections for nonpayment for all customer classes, but, in April 2020, revised the disconnect moratorium to apply only to residential customers. The PUCT allowed the moratorium to expire on June 13, 2020, but on July 17, 2020, the PUCT re-established the disconnect moratorium for residential customers until August 31, 2020. In January 2021, Entergy Texas resumed disconnections for customers with past-due balances that have not made payment arrangements. As of December 31, 2022, Entergy Texas had a regulatory asset of $10.4 million for costs associated with the COVID-19 pandemic. As part of its 2022 base rate case filing, Entergy Texas requested recovery of its regulatory asset over a three-year period beginning December 2022.

Entergy Arkansas Opportunity Sales Proceeding

In June 2009 the LPSC filed a complaint requesting that the FERC determine that certain of Entergy Arkansas's sales of electric energy to third parties: (a) violated the provisions of the System Agreement that allocated the energy generated by Entergy System resources; (b) imprudently denied the Entergy System and its ultimate consumers the benefits of low-cost Entergy System generating capacity; and (c) violated the provision of the System Agreement that prohibited sales to third parties by individual companies absent an offer of a right-of-first-refusal to other Utility operating companies. The LPSC's complaint challenged sales made beginning in 2002 and requested refunds. In July 2009 the Utility operating companies filed a response to the complaint arguing among other things that the System Agreement contemplates that the Utility operating companies may make sales to third parties for their own account, subject to the requirement that those sales be included in the load (or load shape) for the applicable Utility operating company. The FERC subsequently ordered a hearing in the proceeding.

After a hearing, the ALJ issued an initial decision in December 2010. The ALJ found that the System Agreement allowed for Entergy Arkansas to make the sales to third parties but concluded that the sales should be accounted for in the same manner as joint account sales. The ALJ concluded that "shareholders" should make refunds of the damages to the Utility operating companies, along with interest. Entergy disagreed with several aspects of the ALJ's initial decision and in January 2011 filed with the FERC exceptions to the decision.

The FERC issued a decision in June 2012 and held that, while the System Agreement is ambiguous, it does provide authority for individual Utility operating companies to make opportunity sales for their own account and Entergy Arkansas made and priced these sales in good faith. The FERC found, however, that the System Agreement does not provide authority for an individual Utility operating company to allocate the energy associated with such opportunity sales as part of its load but provides a different allocation authority. The FERC further found that the after-the-fact accounting methodology used to allocate the energy used to supply the sales was inconsistent with the System Agreement. The FERC in its decision established further hearing procedures to quantify the effect of repricing the opportunity sales in accordance with the FERC's June 2012 decision. The hearing was held in May 2013 and the ALJ issued an initial decision in August 2013. The LPSC, the APSC, the City Council, and FERC staff filed briefs on exceptions and/or briefs opposing exceptions. Entergy filed a brief on exceptions requesting that the FERC reverse the initial decision and a brief opposing certain exceptions taken by the LPSC and FERC staff.

In April 2016 the FERC issued orders addressing requests for rehearing filed in July 2012 and the ALJ's August 2013 initial decision. The first order denied Entergy's request for rehearing and affirmed the FERC's earlier rulings that Entergy's original methodology for allocating energy costs to the opportunity sales was incorrect and, as a result, Entergy Arkansas must make payments to the other Utility operating companies to put them in the same position that they would have been in absent the incorrect allocation. The FERC clarified that interest should be included with the payments. The second order affirmed in part, and reversed in part, the rulings in the ALJ's August 2013 initial decision regarding the methodology that should be used to calculate the payments Entergy Arkansas is to make to the other Utility operating companies. The FERC affirmed the ALJ's ruling that a full re-run of intra-system bills should be performed but required that methodology be modified so that the sales have the same priority for purposes of energy allocation as joint account sales. The FERC reversed the ALJ's decision that any payments by Entergy Arkansas should be reduced by 20%. The FERC also reversed the ALJ's decision that adjustments to other System Agreement service schedules and excess bandwidth payments should not be taken into account when calculating the payments to be made by Entergy Arkansas. The FERC held that such adjustments and excess bandwidth payments should be taken into account but ordered further proceedings before an ALJ to address whether a cap on any reduction due to bandwidth payments was necessary and to implement the other adjustments to the calculation methodology.

In May 2016, Entergy Services filed a request for rehearing of the FERC's April 2016 order arguing that payments made by Entergy Arkansas should be reduced as a result of the timing of the LPSC's approval of certain contracts. Entergy Services also filed a request for clarification and/or rehearing of the FERC's April 2016 order addressing the ALJ's August 2013 initial decision. The APSC and the LPSC also filed requests for rehearing of the FERC's April 2016 order. In September 2017 the FERC issued an order denying the request for rehearing on the issue of whether any payments by Entergy Arkansas to the other Utility operating companies should be reduced due to the timing of the LPSC's approval of Entergy Arkansas's wholesale baseload contract with Entergy Louisiana. In November 2017 the FERC issued an order denying all of the remaining requests for rehearing of the April 2016 order. In November 2017, Entergy Services filed a petition for review in the D.C. Circuit of the FERC's orders in the first two phases of the opportunity sales case. In December 2017 the D.C. Circuit granted Entergy Services' request to hold the appeal in abeyance pending final resolution of the related proceeding before the FERC. In January 2018 the APSC and the LPSC filed separate petitions for review in the D.C. Circuit, and the D.C. Circuit consolidated the appeals with Entergy Services' appeal.

The hearing required by the FERC's April 2016 order was held in May 2017. In July 2017 the ALJ issued an initial decision addressing whether a cap on any reduction due to bandwidth payments was necessary and whether to implement the other adjustments to the calculation methodology. In August 2017 the Utility operating companies, the LPSC, the APSC, and FERC staff filed individual briefs on exceptions challenging various aspects of the initial decision. In September 2017 the Utility operating companies, the LPSC, the APSC, the MPSC, the City Council, and FERC staff filed separate briefs opposing exceptions taken by various parties.

Based on testimony previously submitted in the case and its assessment of the April 2016 FERC orders, in the first quarter 2016, Entergy Arkansas recorded a liability of $87 million, which included interest, for its estimated increased costs and payment to the other Utility operating companies, and a deferred fuel regulatory asset of $75 million. Following its assessment of the course of the proceedings, including the FERC's denial of rehearing in November 2017 described above, in the fourth quarter 2017, Entergy Arkansas recorded an additional liability of $35 million and a regulatory asset of $31 million.

In October 2018 the FERC issued an order addressing the ALJ's July 2017 initial decision. The FERC reversed the ALJ's decision to cap the reduction in Entergy Arkansas's payment to account for the increased bandwidth payments that Entergy Arkansas made to the other operating companies. The FERC also reversed the ALJ's decision that Grand Gulf sales from January through September 2000 should be included in the calculation of Entergy Arkansas's payment. The FERC affirmed on other grounds the ALJ's rejection of the LPSC's claim that certain joint account sales should be accounted for as part of the calculation of Entergy Arkansas's payment. In November 2018 the LPSC requested rehearing of the FERC's October 2018 decision. In December 2019 the FERC denied the LPSC's request for rehearing. In January 2020 the LPSC appealed the December 2019 decision to the D.C. Circuit.

In December 2018, Entergy made a compliance filing in response to the FERC's October 2018 order. The compliance filing provided a final calculation of Entergy Arkansas's payments to the other Utility operating companies, including interest. No protests were filed in response to the December 2018 compliance filing. Refunds and interest in the following amounts were paid by Entergy Arkansas to the other operating companies in December 2018:

	Total refunds including interest Payment/(Receipt)		
	(In Millions)		
	Principal	Interest	Total
Entergy Arkansas	$68	$67	$135
Entergy Louisiana	($30)	($29)	($59)
Entergy Mississippi	($18)	($18)	($36)
Entergy New Orleans	($3)	($4)	($7)
Entergy Texas	($17)	($16)	($33)

Entergy Arkansas previously recognized a regulatory asset with a balance of $116 million as of December 31, 2018 for a portion of the payments due as a result of this proceeding.

As described above, the FERC's opportunity sales orders have been appealed to the D.C. Circuit. In February 2020 all of the appeals were consolidated and in April 2020 the D.C. Circuit established a briefing schedule. Briefing was completed in September 2020 and oral argument was heard in December 2020. In July 2021 the D.C. Circuit issued a decision denying all of the petitions for review filed in response to the FERC's opportunity sales orders.

In February 2019 the LPSC filed a new complaint relating to two issues that were raised in the opportunity sales proceeding, but that, in its October 2018 order, the FERC held were outside the scope of the proceeding. In March 2019, Entergy Services filed an answer and motion to dismiss the new complaint. In November 2019 the FERC issued an order denying the LPSC's complaint. The order concluded that the settlement agreement approved by the FERC in December 2015 terminating the System Agreement barred the LPSC's new complaint. In December 2019 the LPSC requested rehearing of the FERC's November 2019 order, and in July 2020 the FERC issued an order dismissing the LPSC's request for rehearing. In September 2020 the LPSC appealed to the D.C. Circuit the FERC's orders dismissing the new opportunity sales complaint. In November 2020 the D.C. Circuit issued an order establishing that briefing will occur in January 2021 through April 2021. Oral argument was held in September 2021. In December 2021 the D.C. Circuit denied the LPSC's Petition for Review of the new opportunity sales complaint. The opportunity sales cases are complete at FERC and at the D.C. Circuit and no additional refund amounts are owed by Entergy Arkansas.

In May 2019, Entergy Arkansas filed an application and supporting testimony with the APSC requesting approval of a special rider tariff to recover the costs of these payments from its retail customers over a 24-month period. The application requested that the APSC approve the rider to take effect within 30 days or, if suspended by the APSC as allowed by commission rule, approve the rider to take effect in the first billing cycle of the first month occurring 30 days after issuance of the APSC's order approving the rider. In June 2019 the APSC suspended Entergy Arkansas's tariff and granted Entergy Arkansas's motion asking the APSC to establish the proceeding as the single designated proceeding in which interested parties may assert claims related to the appropriate retail rate treatment of the FERC's October 2018 order and related FERC orders in the opportunity sales proceeding. In January 2020 the APSC adopted a procedural schedule with a hearing in April 2020. In January 2020 the Attorney General and Arkansas Electric Energy Consumers, Inc. filed a joint motion seeking to dismiss Entergy Arkansas's application alleging that the APSC, in a prior proceeding, ruled on the issues addressed in the application and determined that Entergy Arkansas's requested relief violates the filed rate doctrine and the prohibition against retroactive ratemaking. Entergy Arkansas responded to the joint motion in February 2020 rebutting these arguments, including demonstrating that the claims in this proceeding differ substantially from those the APSC addressed previously and that the payment resulting from a FERC tariff violation for which Entergy Arkansas seeks retail cost recovery in this proceeding differs materially from the refunds resulting from a FERC tariff amendment that the APSC previously rejected on filed rate doctrine and the retroactive ratemaking grounds. In addition, in January 2020 the Attorney General and Arkansas Electric Energy Consumers, Inc. filed testimony opposing the recovery by Entergy Arkansas of the opportunity sales payment but also claiming that certain components of the payment should be segregated and refunded to customers. In March 2020, Entergy Arkansas filed rebuttal testimony.

In July 2020 the APSC issued a decision finding that Entergy Arkansas's application is not in the public interest. The order also directed Entergy Arkansas to refund to its retail customers within 30 days of the order the FERC-determined over-collection of $13.7 million, plus interest, associated with a recalculated bandwidth remedy. In addition to these primary findings, the order also denied the Attorney General's request for Entergy Arkansas to prepare a compliance filing detailing all of the retail impacts from the opportunity sales and denied a request by the Arkansas Electric Energy Consumers to recalculate all costs using the revised responsibility ratio. Entergy Arkansas filed a motion for temporary stay of the 30-day requirement to allow Entergy Arkansas a reasonable opportunity to seek rehearing of the APSC order, but in July 2020 the APSC denied Entergy Arkansas's request for a stay and directed Entergy Arkansas to refund to its retail customers the component of the total FERC-determined opportunity sales payment that was associated with increased bandwidth remedy payments of $13.7 million, plus interest. The refunds were issued in the August 2020 billing cycle. While the APSC denied Entergy Arkansas's stay request, Entergy Arkansas believes its actions were prudent and, therefore, the costs, including the $13.7 million, plus interest, are recoverable. In July 2020, Entergy Arkansas requested rehearing of the APSC order, which rehearing was denied by the APSC in August 2020. In September 2020, Entergy Arkansas filed a complaint in the U.S. District Court for the Eastern District of Arkansas challenging the APSC's order denying Entergy Arkansas's request to recover the costs of these payments. In October 2020 the APSC filed a motion to dismiss Entergy Arkansas's complaint, to which Entergy Arkansas responded. Also in December 2020, Entergy Arkansas and the APSC held a pre-trial conference, and filed a report with the court in January 2021. The court held a hearing in February 2021 regarding issues addressed in the pre-trial conference report, and in June 2021 the court stayed all discovery until it rules on pending motions, after which the court will issue an amended schedule if necessary. In March 2022 the court denied the APSC's motion to dismiss, and, in April 2022, issued a scheduling order including a trial date in February 2023. In June 2022, Entergy Arkansas filed a motion asserting that it is entitled to summary judgment because Entergy Arkansas's position that the APSC's order is pre-empted by the filed rate doctrine and violates the Dormant Commerce Clause is premised on facts that are not subject to genuine dispute. In July 2022, Arkansas Electric Energy Consumers, Inc., an industrial customer association, filed a motion to intervene and to hold Entergy Arkansas's motion for summary judgment in abeyance pending a ruling on the motion to intervene. Entergy Arkansas filed a consolidated opposition to both motions. In August 2022 the APSC filed a motion for summary judgment arguing that there is no genuine issue as to any material fact and the APSC is entitled to judgment as a matter of law. In September 2022, Entergy Arkansas filed an opposition to the motion. In October 2022 the APSC filed a motion asking the court to hold further proceedings in abeyance pending a decision on the motions for summary judgment filed by Entergy Arkansas and the APSC. Also in October 2022, Entergy Arkansas filed an opposition to the motion, and the APSC filed a reply in support of its motion for summary judgment. In January 2023 the judge assigned to the case, on her own motion, identified facts that may present a conflict and recused herself; a new judge was assigned to the case, but he also recused due to a conflict. The case again was reassigned to a new judge. In January 2023 the court denied all pending motions (including those described above) except for a motion by the APSC to exclude certain testimony and further ruled that the matter would proceed to trial. In January 2023, Arkansas Electric Energy Consumers, Inc. filed a notice of appeal of the court's order denying its motion to intervene to the United States Court of Appeals for the Eighth Circuit and a motion with the district court to stay the proceedings pending the appeal, which was denied. In February 2023, Arkansas Electric Energy Consumers, Inc. filed a motion with the United States Court of Appeals for the Eighth District to stay the proceedings pending the appeal, which also was denied. The trial was held in February 2023. Following the trial, Entergy Arkansas filed a motion with the United States Court of Appeals for the Eighth District to expedite the appeal filed by Arkansas Electric Energy Consumers, Inc. The court granted Entergy Arkansas's request.

Complaints Against System Energy

System Energy's operating revenues are derived from the allocation of the capacity, energy, and related costs associated with its 90% ownership/leasehold interest in Grand Gulf. System Energy sells its Grand Gulf capacity and energy to Entergy Arkansas, Entergy Louisiana, Entergy Mississippi, and Entergy New Orleans pursuant to the Unit Power Sales Agreement. System Energy and the Unit Power Sales Agreement are currently the subject of several litigation proceedings at the FERC, including challenges with respect to System Energy's authorized return on equity and capital structure, renewal of its sale-leaseback arrangement, treatment of uncertain tax positions, a broader investigation of rates under the Unit Power Sales Agreement, and a prudence complaint challenging the extended power uprate completed at Grand Gulf in 2012 and the operation and management of Grand Gulf, particularly in the 2016-2020 time period. The claims in these proceedings include claims for refunds and claims for rate adjustments; the aggregate amount of refunds claimed in these proceedings substantially exceeds the net book value of System Energy. Following are discussions of the proceedings.

Return on Equity and Capital Structure Complaints

In January 2017 the APSC and MPSC filed a complaint with the FERC against System Energy. The complaint seeks a reduction in the return on equity component of the Unit Power Sales Agreement pursuant to which System Energy sells its Grand Gulf capacity and energy to Entergy Arkansas, Entergy Louisiana, Entergy Mississippi, and Entergy New Orleans. Entergy Arkansas also sells some of its Grand Gulf capacity and energy to Entergy Louisiana, Entergy Mississippi, and Entergy New Orleans under separate agreements. The current return on equity under the Unit Power Sales Agreement is 10.94%, which was established in a rate proceeding that became final in July 2001. As discussed below in **"System Energy Settlement with the MPSC,"** beginning with the July 2022 service month, bills issued to Entergy Mississippi under the Unit Power Sales Agreement reflect a return on equity of 9.65%.

The APSC and MPSC complaint alleges that the return on equity is unjust and unreasonable because capital market and other considerations indicate that it is excessive. The complaint requests proceedings to investigate the return on equity and establish a lower return on equity, and also requests that the FERC establish January 23, 2017 as a refund effective date. The complaint includes return on equity analysis that purports to establish that the range of reasonable return on equity for System Energy is between 8.37% and 8.67%. System Energy answered the complaint in February 2017 and disputes that a return on equity of 8.37% to 8.67% is just and reasonable. The LPSC and the City Council intervened in the proceeding expressing support for the complaint. In September 2017 the FERC established a refund effective date of January 23, 2017 and directed the parties to engage in settlement proceedings before an ALJ. The parties were unable to settle the return on equity issue and a FERC hearing judge was assigned in July 2018. The 15-month refund period in connection with the APSC/MPSC complaint expired on April 23, 2018.

In April 2018 the LPSC filed a complaint with the FERC against System Energy seeking an additional 15-month refund period. The LPSC complaint requests similar relief from the FERC with respect to System Energy's return on equity and also requests the FERC to investigate System Energy's capital structure. The APSC, MPSC, and City Council intervened in the proceeding, filed an answer expressing support for the complaint, and asked the FERC to consolidate this proceeding with the proceeding initiated by the complaint of the APSC and MPSC in January 2017. System Energy answered the LPSC complaint in May 2018 and also filed a motion to dismiss the complaint. In August 2018 the FERC issued an order dismissing the LPSC's request to investigate System Energy's capital structure and setting for hearing the return on equity complaint, with a refund effective date of April 27, 2018. The 15-month refund period in connection with the LPSC return on equity complaint expired on July 26, 2019.

The portion of the LPSC's complaint dealing with return on equity was subsequently consolidated with the APSC and MPSC complaint for hearing. The parties addressed an order (issued in a separate FERC proceeding involving New England transmission owners) that proposed modifying the FERC's standard methodology for determining return on equity. In September 2018, System Energy filed a request for rehearing and the LPSC filed a request for rehearing or reconsideration of the FERC's August 2018 order. The LPSC's request referenced an amended complaint that it filed on the same day raising the same capital structure claim the FERC had earlier dismissed. The FERC initiated a new proceeding for the amended capital structure complaint, and System Energy submitted a response in October 2018. In January 2019 the FERC set the amended complaint for settlement and hearing proceedings. Settlement proceedings in the capital structure proceeding commenced in February 2019. As noted below, in June 2019 settlement discussions were terminated and the amended capital structure complaint was consolidated with the ongoing return on equity proceeding. The 15-month refund period in connection with the capital structure complaint was from September 24, 2018 to December 23, 2019.

In January 2019 the LPSC and the APSC and MPSC filed direct testimony in the return on equity proceeding. For the refund period January 23, 2017 through April 23, 2018, the LPSC argues for an authorized return on equity for System Energy of 7.81% and the APSC and MPSC argue for an authorized return on equity for System Energy of 8.24%. For the refund period April 27, 2018 through July 27, 2019, and for application on a prospective basis, the LPSC argues for an authorized return on equity for System Energy of 7.97% and the APSC and MPSC argue for an authorized return on equity for System Energy of 8.41%. In March 2019, System Energy submitted answering testimony. For the first refund period, System Energy's testimony argues for a return on equity of 10.10% (median) or 10.70% (midpoint). For the second refund period, System Energy's testimony shows that the calculated returns on equity for the first period fall within the range of presumptively just and reasonable returns on equity, and thus the second complaint should be dismissed (and the first period return on equity used going forward). If the FERC nonetheless were to set a new return on equity for the second period (and going forward), System Energy argues the return on equity should be either 10.32% (median) or 10.69% (midpoint).

In May 2019 the FERC trial staff filed its direct and answering testimony in the return on equity proceeding. For the first refund period, the FERC trial staff calculates an authorized return on equity for System Energy of 9.89% based on the application of FERC's proposed methodology. The FERC trial staff's direct and answering testimony noted that an authorized return on equity of 9.89% for the first refund period was within the range of presumptively just and reasonable returns on equity for the second refund period, as calculated using a study period ending January 31, 2019 for the second refund period.

In June 2019, System Energy filed testimony responding to the testimony filed by the FERC trial staff. Among other things, System Energy's testimony rebutted arguments raised by the FERC trial staff and provided updated calculations for the second refund period based on the study period ending May 31, 2019. For that refund period, System Energy's testimony shows that strict application of the return on equity methodology proposed by the FERC staff indicates that the second complaint would not be dismissed, and the new return on equity would be set at 9.65% (median) or 9.74% (midpoint). System Energy's testimony argues that these results are insufficient in light of benchmarks such as state returns on equity and treasury bond yields, and instead proposes that the calculated returns on equity for the second period should be either 9.91% (median) or 10.3% (midpoint). System Energy's testimony also argues that, under application of its proposed modified methodology, the 10.10% return on equity calculated for the first refund period would fall within the range of presumptively just and reasonable returns on equity for the second refund period.

Also in June 2019, the FERC's Chief ALJ issued an order terminating settlement discussions in the amended complaint addressing System Energy's capital structure. The ALJ consolidated the amended capital structure complaint with the ongoing return on equity proceeding and set new procedural deadlines for the consolidated hearing.

In August 2019 the LPSC and the APSC and MPSC filed rebuttal testimony in the return on equity proceeding and direct and answering testimony relating to System Energy's capital structure. The LPSC re-argues for an authorized return on equity for System Energy of 7.81% for the first refund period and 7.97% for the second refund period. The APSC and MPSC argue for an authorized return on equity for System Energy of 8.26% for the first refund period and 8.32% for the second refund period. With respect to capital structure, the LPSC proposes that the FERC establish a hypothetical capital structure for System Energy for ratemaking purposes. Specifically, the LPSC proposes that System Energy's common equity ratio be set to Entergy Corporation's equity ratio of 37% equity and 63% debt. In the alternative, the LPSC argues that the equity ratio should be no higher than 49%, the composite equity ratio of System Energy and the other Entergy operating companies who purchase under the Unit Power Sales Agreement. The APSC and MPSC recommend that 35.98% be set as the common equity ratio for System Energy. As an alternative, the APSC and MPSC propose that System Energy's common equity be set at 46.75% based on the median equity ratio of the proxy group for setting the return on equity.

In September 2019 the FERC trial staff filed its rebuttal testimony in the return on equity proceeding. For the first refund period, the FERC trial staff calculates an authorized return on equity for System Energy of 9.40% based on the application of the FERC's proposed methodology and an updated proxy group. For the second refund period, based on the study period ending May 31, 2019, the FERC trial staff rebuttal testimony argues for a return on equity of 9.63%. In September 2019 the FERC trial staff also filed direct and answering testimony relating to System Energy's capital structure. The FERC trial staff argues that the average capital structure of the proxy group used to develop System Energy's return on equity should be used to establish the capital structure. Using this approach, the FERC trial staff calculates the average capital structure for its proposed proxy group of 46.74% common equity, and 53.26% debt.

In October 2019, System Energy filed answering testimony disputing the FERC trial staff's, the LPSC's, and the APSC's and MPSC's arguments for the use of a hypothetical capital structure and arguing that the use of System Energy's actual capital structure is just and reasonable.

In November 2019, in a proceeding that did not involve System Energy, the FERC issued an order addressing the methodology for determining the return on equity applicable to transmission owners in MISO. Thereafter, the procedural schedule in the System Energy proceeding was amended to allow the participants to file supplemental testimony addressing the order in the MISO transmission owner proceeding (Opinion No. 569).

In February 2020 the LPSC, the MPSC and APSC, and the FERC trial staff filed supplemental testimony addressing Opinion No. 569 and how it would affect the return on equity evaluation for the two complaint periods concerning System Energy. For the first refund period, based on their respective interpretations and applications of the Opinion No. 569 methodology, the LPSC argues for an authorized return on equity for System Energy of 8.44%; the MPSC and APSC argue for an authorized return on equity of 8.41%; and the FERC trial staff argues for an authorized return on equity of 9.22%. For the second refund period and on a prospective basis, based on their respective interpretations and applications of the Opinion No. 569 methodology, the LPSC argues for an authorized return on equity for System Energy of 7.89%; the MPSC and APSC argue that an authorized return on equity of 8.01% may be appropriate; and the FERC trial staff argues for an authorized return on equity of 8.66%.

In April 2020, System Energy filed supplemental answering testimony addressing Opinion No. 569. System Energy argues that the Opinion No. 569 methodology is conceptually and analytically defective for purposes of establishing just and reasonable authorized return on equity determinations and proposes an alternative approach. As its primary recommendation, System Energy continues to support the return on equity determinations in its March 2019 testimony for the first refund period and its June 2019 testimony for the second refund period. Under the Opinion No. 569 methodology, System Energy calculates a "presumptively just and reasonable range" for the authorized return on equity for the first refund period of 8.57% to 9.52%, and for the second refund period of 8.28% to 9.11%. System Energy argues that these ranges are not just and reasonable results. Under its proposed alternative methodology, System Energy calculates an authorized return on equity of 10.26% for the first refund period, which also falls within the presumptively just and reasonable range calculated for the second refund period and prospectively.

In May 2020 the FERC issued an order on rehearing of Opinion No. 569 (Opinion No. 569-A). In June 2020 the procedural schedule in the System Energy proceeding was further revised in order to allow parties to address the Opinion No. 569-A methodology. Pursuant to the revised schedule, in June 2020, the LPSC, MPSC and APSC, and the FERC trial staff filed supplemental testimony addressing Opinion No. 569-A and how it would affect the return on equity evaluation for the two complaint periods concerning System Energy. For the first refund period, based on their respective interpretations and applications of the Opinion No. 569-A methodology, the LPSC argues for an authorized return on equity for System Energy of 7.97%; the MPSC and APSC argue for an authorized return on equity of 9.24%; and the FERC trial staff argues for an authorized return on equity of 9.49%. For the second refund period and on a prospective basis, based on their respective interpretations and applications of the Opinion No. 569-A methodology, the LPSC argues for an authorized return on equity for System Energy of 7.78%; the MPSC and APSC argue that an authorized return on equity of 9.15% may be appropriate if the second complaint is not dismissed; and the FERC trial staff argues for an authorized return on equity of 9.09% if the second complaint is not dismissed.

Pursuant to the revised procedural schedule, in July 2020, System Energy filed supplemental testimony addressing Opinion No. 569-A. System Energy argues that strict application of the Opinion No. 569-A methodology produces results inconsistent with investor requirements and does not provide a sound basis on which to evaluate System Energy's authorized return on equity. As its primary recommendation, System Energy argues for the use of a methodology that incorporates four separate financial models, including the constant growth form of the discounted cash flow model and the empirical capital asset pricing model. Based on application of its recommended methodology, System Energy argues for an authorized return on equity of 10.12% for the first refund period, which also falls within the presumptively just and reasonable range calculated for the second refund period and prospectively. Under the Opinion No. 569-A methodology, System Energy calculates an authorized return on equity of 9.44% for the first refund period, which also falls within the presumptively just and reasonable range calculated for the second refund period and prospectively.

The parties and FERC trial staff filed final rounds of testimony in August 2020. The hearing before a FERC ALJ occurred in late-September through early-October 2020, post-hearing briefing took place in November and December 2020.

In March 2021 the FERC ALJ issued an initial decision. With regard to System Energy's authorized return on equity, the ALJ determined that the existing return on equity of 10.94% is no longer just and reasonable, and that the replacement authorized return on equity, based on application of the Opinion No. 569-A methodology, should be 9.32%. The ALJ further determined that System Energy should pay refunds for a fifteen-month refund period (January 2017-April 2018) based on the difference between the current return on equity and the replacement authorized return on equity. The ALJ determined that the April 2018 complaint concerning the authorized return on equity should be dismissed, and that no refunds for a second fifteen-month refund period should be due. With regard to System Energy's capital structure, the ALJ determined that System Energy's actual equity ratio is excessive and that the just and reasonable equity ratio is 48.15% equity, based on the average equity ratio of the proxy group used to evaluate the return on equity for the second complaint. The ALJ further determined that System Energy should pay refunds for a fifteen-month refund period (September 2018-December 2019) based on the difference between the actual equity ratio and the 48.15% equity ratio. If the ALJ's initial decision is upheld, the estimated refund for this proceeding is approximately $63 million, which includes interest through December 31, 2022, and the estimated resulting annual rate reduction would be approximately $35 million. The estimated refund will continue to accrue interest until a final FERC decision is issued.

The ALJ initial decision is an interim step in the FERC litigation process, and an ALJ's determinations made in an initial decision are not controlling on the FERC. In April 2021, System Energy filed its brief on exceptions, in which it challenged the initial decision's findings on both the return on equity and capital structure issues. Also in April 2021 the LPSC, APSC, MPSC, City Council, and the FERC trial staff filed briefs on exceptions. Reply briefs opposing exceptions were filed in May 2021 by System Energy, the FERC trial staff, the LPSC, APSC, MPSC, and the City Council. Refunds, if any, that might be required will only become due after the FERC issues its order reviewing the initial decision.

As discussed in **"System Energy Settlement with the MPSC"** below, beginning with the July 2022 service month, bills issued to Entergy Mississippi under the Unit Power Sales Agreement were adjusted to reflect a capital structure not to exceed 52% equity.

In August 2022 the D.C. Circuit Court of Appeals issued an order addressing appeals of FERC's Opinion No. 569 and 569-A, which established the methodology applied in the ALJ's initial decision in the proceeding against System Energy discussed above. The appellate order addressed the methodology for determining the return on equity applicable to transmission owners in MISO. The D.C. Circuit found the FERC's use of the Risk Premium model as part of the methodology to be arbitrary and capricious, and remanded the case back to the FERC. The remanded case is pending FERC action.

Grand Gulf Sale-leaseback Renewal Complaint and Uncertain Tax Position Rate Base Issue

In May 2018 the LPSC filed a complaint against System Energy and Entergy Services related to System Energy's renewal of a sale-leaseback transaction originally entered into in December 1988 for an 11.5% undivided interest in Grand Gulf Unit 1. The complaint alleges that System Energy violated the filed rate and the FERC's ratemaking and accounting requirements when it included in Unit Power Sales Agreement billings the cost of capital additions associated with the sale-leaseback interest, and that System Energy is double-recovering costs by including both the lease payments and the capital additions in Unit Power Sales Agreement billings. The complaint also claims that System Energy was imprudent in entering into the sale-leaseback renewal because the Utility operating companies that purchase Grand Gulf's output from System Energy could have obtained cheaper capacity and energy in the MISO markets. The complaint further alleges that System Energy violated various other reporting and accounting requirements and should have sought prior FERC approval of the lease renewal. The complaint seeks various forms of relief from the FERC. The complaint seeks refunds for capital addition costs for all years in which they were recorded in allegedly non-formula accounts or, alternatively, the disallowance of the return on equity for the capital additions in those years plus interest. The complaint also asks that the FERC disallow and refund the lease costs of the sale-leaseback renewal on grounds of imprudence, investigate System Energy's treatment of a DOE litigation payment, and impose certain forward-looking procedural protections, including audit rights for retail regulators of the Unit Power Sales Agreement formula rates. The APSC, MPSC, and City Council intervened in the proceeding.

In June 2018, System Energy and Entergy Services filed a motion to dismiss and an answer to the LPSC complaint denying that System Energy's treatment of the sale-leaseback renewal and capital additions violated the terms of the filed rate or any other FERC ratemaking, accounting, or legal requirements or otherwise constituted double recovery. The response also argued that the complaint is inconsistent with a FERC-approved settlement to which the LPSC is a party and that explicitly authorizes System Energy to recover its lease payments. Finally, the response argued that both the capital additions and the sale-leaseback renewal were prudent investments and the LPSC complaint fails to justify any disallowance or refunds. The response also offered to submit formula rate protocols for the Unit Power Sales Agreement similar to the procedures used for reviewing transmission rates under the MISO tariff. In September 2018 the FERC issued an order setting the complaint for hearing and settlement proceedings. The FERC established a refund effective date of May 18, 2018.

In February 2019 the presiding ALJ ruled that the hearing ordered by the FERC includes the issue of whether specific subcategories of accumulated deferred income tax should be included in, or excluded from, System Energy's formula rate. In March 2019 the LPSC, MPSC, APSC and City Council filed direct testimony. The LPSC testimony sought refunds that include the renewal lease payments (approximately $17.2 million per year since July 2015), rate base reductions for accumulated deferred income tax associated with uncertain tax positions, and the cost of capital additions associated with the sale-leaseback interest, as well as interest on those amounts.

In June 2019 System Energy filed answering testimony arguing that the FERC should reject all claims for refunds. Among other things, System Energy argued that claims for refunds of the costs of lease renewal payments and capital additions should be rejected because those costs were recovered consistent with the Unit Power Sales Agreement formula rate, System Energy was not over or double recovering any costs, and ratepayers will save costs over the initial and renewal terms of the leases. System Energy argued that claims for refunds associated with liabilities arising from uncertain tax positions should be rejected because the liabilities do not provide cost-free capital, the repayment timing of the liabilities is uncertain, and the outcome of the underlying tax positions is uncertain. System Energy's testimony also challenged the refund calculations supplied by the other parties.

In August 2019 the FERC trial staff filed direct and answering testimony seeking refunds for rate base reductions for liabilities associated with uncertain tax positions. The FERC trial staff also argued that System Energy recovered $32 million more than it should have in depreciation expense for capital additions. In September 2019, System Energy filed cross-answering testimony disputing the FERC trial staff's arguments for refunds, stating that the FERC trial staff's position regarding depreciation rates for capital additions is not unreasonable, but explaining that any change in depreciation expense is only one element of a Unit Power Sales Agreement re-billing calculation. Adjustments to depreciation expense in any re-billing under the Unit Power Sales Agreement formula rate will also involve changes to accumulated depreciation, accumulated deferred income taxes, and other formula elements as needed. In October 2019 the LPSC filed rebuttal testimony increasing the amount of refunds sought for liabilities associated with uncertain tax positions. The LPSC seeks approximately $512 million plus interest, which is approximately $248 million through December 31, 2022. The FERC trial staff also filed rebuttal testimony in which it seeks refunds of a similar amount as the LPSC for the liabilities associated with uncertain tax positions. The LPSC testimony also argued that adjustments to depreciation rates should affect rate base on a prospective basis only.

A hearing was held before a FERC ALJ in November 2019. In April 2020 the ALJ issued the initial decision. Among other things, the ALJ determined that refunds were due on three main issues. First, with regard to the lease renewal payments, the ALJ determined that System Energy is recovering an unjust acquisition premium through the lease renewal payments, and that System Energy's recovery from customers through rates should be limited to the cost of service based on the remaining net book value of the leased assets, which is approximately $70 million. The ALJ found that the remedy for this issue should be the refund of lease payments (approximately $17.2 million per year since July 2015) with interest determined at the FERC quarterly interest rate, which would be offset by the addition of the net book value of the leased assets in the cost of service. The ALJ did not calculate a value for the refund expected as a result of this remedy. In addition, System Energy would no longer recover the lease payments in rates prospectively. Second, with regard to the liabilities associated with uncertain tax positions, the ALJ determined that the liabilities are accumulated deferred income taxes and that System Energy's rate base should have been reduced for those liabilities. The ALJ also found that System Energy should include liabilities associated with uncertain tax positions as a rate base reduction going forward. Third, with regard to the depreciation expense adjustments, the ALJ found that System Energy should correct for the error in re-billings retroactively and prospectively, but that System Energy should not be permitted to recover interest on any retroactive return on enhanced rate base resulting from such corrections.

In June 2020, System Energy, the LPSC, and the FERC trial staff filed briefs on exceptions, challenging several of the initial decision's findings. System Energy's brief on exceptions challenged the initial decision's limitations on recovery of the lease renewal payments, its proposed rate base refund for the liabilities associated with uncertain tax positions, and its proposal to asymmetrically treat interest on bill corrections for depreciation expense adjustments. The LPSC's and the FERC trial staff's briefs on exceptions each challenged the initial decision's allowance for recovery of the cost of service associated with the lease renewal based on the remaining net book value of the leased assets, its calculation of the remaining net book value of the leased assets, and the amount of the initial decision's proposed rate base refund for the liabilities associated with uncertain tax positions. The LPSC's brief on exceptions also challenged the initial decision's proposal that depreciation expense adjustments include retroactive adjustments to rate base and its finding that section 203 of the Federal Power Act did not apply to the lease renewal. The FERC trial staff's brief on exceptions also challenged the initial decision's finding that the FERC need not institute a formal investigation into System Energy's tariff. In October 2020, System Energy, the LPSC, the MPSC, the APSC, and the City Council filed briefs opposing exceptions. System Energy opposed the exceptions filed by the LPSC and the FERC trial staff. The LPSC, MPSC, APSC, City Council, and the FERC trial staff opposed the exceptions filed by System Energy. Also in October 2020 the MPSC, APSC, and the City Council filed briefs adopting the exceptions of the LPSC and the FERC trial staff.

In addition, in September 2020, the IRS issued a Notice of Proposed Adjustment (NOPA) and Entergy executed it. The NOPA memorializes the IRS's decision to adjust the 2015 consolidated federal income tax return of Entergy Corporation and certain of its subsidiaries, including System Energy, with regard to the uncertain decommissioning tax position. Pursuant to the audit resolution documented in the NOPA, the IRS allowed System Energy's inclusion of $102 million of future nuclear decommissioning costs in System Energy's cost of goods sold for the 2015 tax year, roughly 10% of the requested deduction, but disallowed the balance of the position. In September 2020, System Energy filed a motion to lodge the NOPA into the record in the FERC proceeding. In October 2020 the LPSC, the APSC, the MPSC, the City Council, and the FERC trial staff filed oppositions to System Energy's motion. As a result of the NOPA issued by the IRS in September 2020, System Energy filed, in October 2020, a new Federal Power Act section 205 filing at FERC to establish an ongoing rate base credit for the accumulated deferred income taxes resulting from the decommissioning uncertain tax position. On a prospective basis beginning with the October 2020 bill, System Energy proposes to include the accumulated deferred income taxes arising from the successful portion of the decommissioning uncertain tax position as a credit to rate base under the Unit Power Sales Agreement. In November 2020 the LPSC, APSC, MPSC, and City Council filed a protest to the filing, and System Energy responded.

In November 2020 the IRS issued a Revenue Agent's Report (RAR) for the 2014/2015 tax year and in December 2020 Entergy executed it. The RAR contained the same adjustment to the uncertain nuclear decommissioning tax position as that which the IRS had announced in the NOPA. In December 2020, System Energy filed a motion to lodge the RAR into the record in the FERC proceeding addressing the uncertain tax position rate base issue. In January 2021 the LPSC, APSC, MPSC, and City Council filed a protest to the motion.

As a result of the RAR, in December 2020, System Energy filed amendments to its new Federal Power Act section 205 filings to establish an ongoing rate base credit for the accumulated deferred income taxes resulting from the decommissioning uncertain tax position and to credit excess accumulated deferred income taxes arising from the successful portion of the decommissioning uncertain tax position. The amendments both propose the inclusion of the RAR as support for the filings. In December 2020 the LPSC, APSC, and City Council filed a protest in response to the amendments, reiterating their prior objections to the filings. In February 2021 the FERC issued an order accepting System Energy's Federal Power Act section 205 filings subject to refund, setting them for hearing, and holding the hearing in abeyance.

In December 2020, System Energy filed a new Federal Power Act section 205 filing to provide a one-time, historical credit of $25.2 million for the accumulated deferred income taxes that would have been created by the decommissioning uncertain tax position if the IRS's decision had been known in 2016. In January 2021 the LPSC, APSC, MPSC, and City Council filed a protest to the filing. In February 2021 the FERC issued an order accepting System Energy's Federal Power Act section 205 filing subject to refund, setting it for hearing, and holding the hearing in abeyance. The one-time credit was made during the first quarter 2021.

In December 2022 the FERC issued an order on the ALJ's initial decision, which affirmed it in part and modified it in part. The FERC's order directed System Energy to calculate refunds on three issues, and to provide a compliance report detailing the calculations. The FERC's order also disallows the future recovery of sale-leaseback renewal costs, which is estimated at approximately $11.5 million annually for purchases from Entergy Arkansas, Entergy Louisiana, and Entergy New Orleans through July 2036. The three refund issues are rental expenses related to the renewal of the sale-leaseback arrangements; refunds, if any, for the revenue requirement impact of including accumulated deferred income taxes resulting from the decommissioning uncertain tax positions from 2004 through the present; and refunds for the net effect of correcting the depreciation inputs for capital additions.

In January 2023, System Energy filed its compliance report with the FERC. With respect to the sale-leaseback renewal costs, System Energy calculated a refund of $89.8 million, which represented all of the sale-leaseback renewal rental costs that System Energy recovered in rates, with interest. With respect to the decommissioning uncertain tax position issue, System Energy calculated that no additional refunds are owed because it had already provided a one-time historical credit (for the period January 2016 through September 2020) of $25.2 million based on the accumulated deferred income taxes that resulted from the IRS's partial acceptance of the decommissioning tax position, and because it has been providing an ongoing rate base credit for the accumulated deferred income taxes that resulted from the IRS's partial acceptance of the decommissioning tax position since October 2020. With respect to the depreciation refund, System Energy calculated a refund of $13.7 million, which is the net total of a refund to customers for excess depreciation expense previously collected, plus interest, offset by the additional return on rate base that System Energy previously did not collect, without interest. See **"System Energy Settlement with the MPSC"** below for discussion of the regulatory charge and corresponding regulatory liability recorded in June 2022 related to these proceedings. The $103.5 million in total refunds calculated in the compliance filing were reclassified from long-term other regulatory liabilities to a current regulatory liability as of December 31, 2022. In January 2023, System Energy paid the refunds of $103.5 million, which included refunds of $41.7 million to Entergy Arkansas, $27.8 million to Entergy Louisiana, and $34 million to Entergy New Orleans. Based on the December 2022 FERC order and analysis of the remaining litigation, management determined that System Energy's regulatory liability related to complaints against System Energy as of December 31, 2022 is adequate.

In February 2023 the LPSC, the APSC, and the City Council filed protests to System Energy's January 2023 compliance report, in which they challenged System Energy's calculation of the refunds associated with the decommissioning tax position but did not protest the other components of the compliance report. Each of them argued that System Energy should have paid additional refunds for the decommissioning tax position issue, and the City Council estimated the total additional refunds owed to customers of Entergy Louisiana, Entergy New Orleans, and Entergy Arkansas for that issue as $493 million, including interest (and without factoring in the $25.2 million refund that System Energy already paid in 2021). The FERC will review System Energy's compliance refund report and the retail regulators' protests and issue a further order; there is no deadline for this order. If the FERC were to order additional refunds at a level consistent with the LPSC, the APSC, and the City Council position on the remedy for the formerly uncertain tax positions, System Energy's continued financial viability would be jeopardized.

In January 2023, System Energy also filed a request for rehearing of the FERC's determinations in the December 2022 order on sale-leaseback refund issues and future lease cost disallowances, the FERC's prospective policy on uncertain tax positions, and the proper accounting of System Energy's accumulated deferred income taxes adjustment for the Tax Cuts and Jobs Act of 2017; and a motion for confirmation of its interpretation of the December 2022 order's remedy concerning the decommissioning tax position. In January 2023 the retail regulators filed a motion for confirmation of their interpretation of the refund requirement in the December 2022 FERC order and a provisional request for rehearing. In February 2023 the FERC issued a notice that the rehearing requests have been deemed denied by operation of law. The deemed denial of the rehearing request initiates the sixty-day period in which aggrieved parties may petition for federal appellate court review of the underlying FERC orders; however the FERC may issue a substantive order on rehearing as long as it continues to have jurisdiction over the case.

As a result of the FERC order's directives regarding the recovery of the sale-leaseback transaction, in December 2022 System Energy reduced the Grand Gulf sale-leaseback regulatory liability by $56 million, reduced the related accumulated deferred income tax asset by $94 million, and reduced the Grand Gulf sale-leaseback accumulated deferred income tax regulatory liability by $25 million, resulting in an increase in income tax expense of $13 million. In addition, the FERC determined that System Energy recognized excess depreciation expense related to property subject to the sale-leaseback. As a result, in December 2022, System Energy recorded a reduction in depreciation expense and the related accumulated depreciation of $33 million.

LPSC Additional Complaints

In May 2020 the LPSC authorized its staff to file additional complaints at the FERC related to the rates charged by System Energy for Grand Gulf energy and capacity supplied to Entergy Louisiana under the Unit Power Sales Agreement. The LPSC directive noted that the initial decision issued by the presiding ALJ in the Grand Gulf sale-leaseback complaint proceeding did not address, for procedural reasons, certain rate issues raised by the LPSC and declined to order further investigation of rates charged by System Energy. The LPSC directive authorized its staff to file complaints at the FERC "necessary to address these rate issues, to request a full investigation into the rates charged by System Energy for Grand Gulf power, and to seek rate refund, rate reduction, and such other remedies as may be necessary and appropriate to protect Louisiana ratepayers." The LPSC directive further stated that the LPSC has seen "information suggesting that the Grand Gulf plant has been significantly underperforming compared to other nuclear plants in the United States, has had several extended and unexplained outages, and has been plagued with serious safety concerns." The LPSC expressed concern that the costs paid by Entergy Louisiana's retail customers may have been detrimentally impacted, and authorized "the filing of a FERC complaint to address these performance issues and to seek appropriate refund, rate reduction, and other remedies as may be appropriate."

Unit Power Sales Agreement Complaint

The first of the additional complaints was filed by the LPSC, the APSC, the MPSC, and the City Council in September 2020. The complaint raises two sets of rate allegations: violations of the filed rate and a corresponding request for refunds for prior periods; and elements of the Unit Power Sales Agreement are unjust and unreasonable and a corresponding request for refunds for the 15-month refund period and changes to the Unit Power Sales Agreement prospectively. Several of the filed rate allegations overlap with the previous complaints. The filed rate allegations not previously raised are that System Energy: failed to provide a rate base credit to customers for the "time value" of sale-leaseback lease payments collected from customers in advance of the time those payments were due to the owner-lessors; improperly included certain lease refinancing costs in rate base as prepayments; improperly included nuclear decommissioning outage costs in rate base; failed to include categories of accumulated deferred income taxes as a reduction to rate base; charged customers based on a higher equity ratio than would be appropriate due to excessive retained earnings; and did not correctly reflect money pool investments and imprudently invested cash into the money pool. The elements of the Unit Power Sales Agreement that the complaint alleges are unjust and unreasonable include: incentive and executive compensation, lack of an equity re-opener, lobbying, and private airplane travel. The complaint also requests a rate investigation into the Unit Power

Sales Agreement and System Energy's billing practices pursuant to section 206 of the Federal Power Act, including any issue relevant to the Unit Power Sales Agreement and its inputs. System Energy filed its answer opposing the complaint in November 2020. In its answer, System Energy argued that all of the claims raised in the complaint should be dismissed and agreed that bill adjustment with respect to two discrete issues were justified. System Energy argued that dismissal is warranted because all claims fall into one or more of the following categories: the claims have been raised and are being litigated in another proceeding; the claims do not present a *prima facie* case and do not satisfy the threshold burden to establish a complaint proceeding; the claims are premised on a theory or request relief that is incompatible with federal law or FERC policy; the claims request relief that is inconsistent with the filed rate; the claims are barred or waived by the legal doctrine of laches; and/or the claims have been fully addressed and do not warrant further litigation. In December 2020, System Energy filed a bill adjustment report indicating that $3.4 million had been credited to customers in connection with the two discrete issues concerning the inclusion of certain accumulated deferred income taxes balances in rates. In January 2021 the complainants filed a response to System Energy's November 2020 answer, and in February 2021, System Energy filed a response to the complainant's response.

In May 2021 the FERC issued an order addressing the complaint, establishing a refund effective date of September 21, 2020, establishing hearing procedures, and holding those procedures in abeyance pending FERC's review of the initial decision in the Grand Gulf sale-leaseback renewal complaint discussed above. System Energy agreed that the hearing should be held in abeyance but sought rehearing of FERC's decision as related to matters set for hearing that were beyond the scope of FERC's jurisdiction or authority. The complainants sought rehearing of FERC's decision to hold the hearing in abeyance and filed a motion to proceed, which motion System Energy subsequently opposed. In June 2021, System Energy's request for rehearing was denied by operation of law, and System Energy filed an appeal of FERC's orders in the Court of Appeals for the Fifth Circuit. The appeal was initially stayed for a period of 90 days, but the stay expired. In November 2021 the Fifth Circuit dismissed the appeal as premature.

In August 2021 the FERC issued an order addressing System Energy's and the complainants' rehearing requests. The FERC dismissed part of the complaint seeking an equity re-opener, maintained the abeyance for issues related to the proceeding addressing the sale-leaseback renewal and uncertain tax positions, lifted the abeyance for issues unrelated to that proceeding, and clarified the scope of the hearing.

In November 2021 the LPSC, the APSC, and the City Council filed direct testimony and requested the FERC to order refunds for prior periods and prospective amendments to the Unit Power Sales Agreement. The LPSC's refund claims include, among other things, allegations that: (1) System Energy should not have included certain sale-leaseback transaction costs in prepayments; (2) System Energy should have credited rate base to reflect the time value of money associated with the advance collection of lease payments; (3) System Energy incorrectly included refueling outage costs that were recorded in account 174 in rate base; and (4) System Energy should have excluded several accumulated deferred income tax balances in account 190 from rate base. The LPSC is also seeking a retroactive adjustment to retained earnings and capital structure in conjunction with the implementation of its proposed refunds. In addition, the LPSC seeks amendments to the Unit Power Sales Agreement going forward to address below-the-line costs, incentive compensation, the working capital allowance, litigation expenses, and the 2019 termination of the capital funds agreement. The APSC argues that: (1) System Energy should have included borrowings from the Entergy System money pool in its determination of short-term debt in its cost of capital; and (2) System Energy should credit customers with System Energy's allocation of earnings on money pool investments. The City Council alleges that System Energy has maintained excess cash on hand in the money pool and that retention of excess cash was imprudent. Based on this allegation, the City Council's witness recommends a refund of approximately $98.8 million for the period 2004-September 2021 or other alternative relief. The City Council further recommends that the FERC impose a hypothetical equity ratio such as 48.15% equity to capital on a prospective basis.

In January 2022, System Energy filed answering testimony arguing that the FERC should not order refunds for prior periods or any prospective amendments to the Unit Power Sales Agreement. In response to the LPSC's refund claims, System Energy argues, among other things, that: (1) the inclusion of sale-leaseback transaction costs in prepayments was correct; (2) that the filed rate doctrine bars the request for a retroactive credit to rate base for the time value of money associated with the advance collection of lease payments; (3) that an accounting misclassification for deferred refueling outage costs has been corrected, caused no harm to customers, and requires no refunds; and (4) that its accounting and ratemaking treatment of specified accumulated deferred income tax balances in account 190 has been correct. System Energy further responds that no retroactive adjustment to retained earnings or capital structure should be ordered because there is no general policy requiring such a remedy, and there was no showing that the retained earnings element of the capital structure was incorrectly implemented. Further, System Energy presented evidence that all of the costs that are being challenged were long known to the retail regulators and were approved by them for inclusion in retail rates, and the attempt to retroactively challenge these costs, some of which have been included in rates for decades, is unjust and unreasonable. In response to the LPSC's proposed going-forward adjustments, System Energy presents evidence to show that none of the proposed adjustments are needed. On the issue of below-the-line expenses, during discovery procedures System Energy identified a historical allocation error in certain months and agreed to provide a bill credit to customers to correct the error. In response to the APSC's claims, System Energy argues that the Unit Power Sales Agreement does not include System Energy's borrowings from the Entergy System money pool or earnings on deposits to the Entergy System money pool in the determination of the cost of capital; and accordingly, no refunds are appropriate on those issues. In response to the City Council's claims, System Energy argues that it has reasonably managed its cash and that the City Council's theory of cash management is defective because it fails to adequately consider the relevant cash needs of System Energy and it makes faulty presumptions about the operation of the Entergy System money pool. System Energy further points out that the issue of its capital structure is already subject to pending FERC litigation.

In March 2022 the FERC trial staff filed direct and answering testimony in response to the LPSC, the APSC, and the City Council's direct testimony. In its testimony, the FERC trial staff recommends refunds for two primary reasons: (1) it concluded that System Energy should have excluded specified accumulated deferred income tax balances in account 190 associated with rate refunds; and (2) it concluded that System Energy should have excluded specified accumulated deferred income tax balances in account 190 associated with a deemed contract satisfaction and reissuance that occurred in 2005. The FERC trial staff recommends refunds of $84.1 million, exclusive of any tax gross-up or FERC interest. In addition, the FERC trial staff recommends the following prospective modifications to the Unit Power Sales Agreement: (1) inclusion of a rate base credit to recognize the time value of money associated with the advance collection of lease payments; (2) exclusion of executive incentive compensation costs for members of the Office of the Chief Executive and long-term performance unit costs where awards are based solely or primarily on financial metrics; and (3) exclusion of unvested, accrued amounts for stock options, performance units, and restricted stock awards. With respect to issues that ultimately concern the reasonableness of System Energy's rate of return, the FERC trial staff states that it is unnecessary to consider such issues in this proceeding, in light of the pending case concerning System Energy's return on equity and capital structure. On all other material issues raised by the LPSC, the APSC, and the City Council, the FERC trial staff recommends either no refunds or no modification to the Unit Power Sales Agreement.

In April 2022, System Energy filed cross-answering testimony in response to the FERC trial staff's recommendations of refunds for the accumulated deferred income taxes issues and proposed modifications to the Unit Power Sales Agreement for the executive incentive compensation issues. In June 2022 the FERC trial staff submitted revised answering testimony, in which it recommended additional refunds associated with the accumulated deferred income tax balances in account 190 associated with a deemed contract satisfaction and reissuance that occurred in 2005. Based on the testimony revisions, the FERC trial staff's recommended refunds total $106.6 million, exclusive of any tax gross-up or FERC awarded interest. Also in June 2022, System Energy filed revised and supplemental cross-answering testimony to respond to the changes in the FERC trial staff's testimony and oppose its revised recommendation.

In May 2022 the LPSC, the APSC, and the City Council filed rebuttal testimony. The LPSC's testimony asserts new claims, including that: (1) certain of the sale-leaseback transaction costs may have been imprudently incurred; (2) accumulated deferred income taxes associated with sale-leaseback transaction costs should have been included in rate base; (3) accumulated deferred income taxes associated with federal investment tax credits should have been excluded from rate base; (4) monthly net operating loss accumulated deferred income taxes should have been excluded from rate base; and (5) several categories of proposed rate changes, including executive incentive compensation, air travel, industry dues, and legal costs, also warrant historical refunds. The LPSC's rebuttal testimony argues that refunds for the alleged tariff violations and other claims must be calculated by rerunning the Unit Power Sales Agreement formula rate; however, it includes estimates of refunds associated with some, but not all, of its claims, totaling $286 million without interest. The City Council's rebuttal testimony also proposes a new, alternate theory and claim for relief regarding System Energy's participation in the Entergy System money pool, under which it calculates estimated refunds of approximately $51.7 million. The APSC's rebuttal testimony agrees with the LPSC's direct testimony that retained earnings should be adjusted in a comprehensive refund calculation. The testimony quantifies the estimated impacts of three issues: (1) a $1.5 million reduction in the revenue requirement under the Unit Power Sales Agreement if System Energy's borrowings from the money pool are included in short-term debt; (2) a $1.9 million reduction in the revenue requirement if System Energy's allocated share of money pool earnings are credited through the Unit Power Sales Agreement; and (3) a $1.9 million reduction in the revenue requirement for every $50 million of refunds ordered in a given year, without interest. In total, excluding the settled issues noted below, the claims seek more than $700 million in refunds and interest, based on charges to all Unit Power Sales Agreement purchasers including Entergy Mississippi.

In June 2022 a new procedural schedule was adopted, providing for additional rounds of testimony and for the hearing to begin in September 2022. The hearing concluded in December 2022. Also in December 2022, a motion to extend the briefing schedule and the deadline for the initial decision was granted. The initial decision is due in May 2023.

In November 2022, System Energy filed a partial settlement agreement with the APSC, the City Council, and the LPSC that resolves the following issues raised in the Unit Power Sales Agreement complaint: advance collection of lease payments, aircraft costs, executive incentive compensation, money pool borrowings, advertising expenses, deferred nuclear refueling outage costs, industry association dues, and termination of the capital funds agreement. The settlement provides that System Energy will provide a black-box refund of $18 million (inclusive of interest), plus additional refund amounts with interest to be calculated for certain issues to be distributed to Entergy Arkansas, Entergy Louisiana, and Entergy New Orleans as the Utility operating companies other than Entergy Mississippi purchasing under the Unit Power Sales Agreement. The settlement further provides that if the APSC, the City Council, or the LPSC agrees to the global settlement System Energy entered into with the MPSC (discussed below), and such global settlement includes a black-box refund amount, then the black-box refund for this settlement agreement shall not be incremental or in addition to the global black-box refund amount. The settlement agreement addresses other matters as well, including adjustments to rate base beginning in October 2022, exclusion of certain other costs, and inclusion of money pool borrowings, if any, in short-term debt within the cost of capital calculation used in the Unit Power Sales Agreement. The settlement agreement is pending FERC approval.

LPSC Petition for Writ of Mandamus

In August 2022 the LPSC filed a petition for a writ of mandamus asking the Fifth Circuit Court of Appeals to order the FERC to act within ninety days on certain pending proceedings, including the Grand Gulf prudence complaint, the return on equity and capital structure complaints, and the Grand Gulf sale-leaseback renewal complaint. In September 2022 the FERC and System Energy filed oppositions to the LPSC's petition, and the APSC and the City Council filed interventions in support of the petition. In December 2022 the Fifth Circuit Court of Appeals heard oral argument on the petition. In January 2023, the Fifth Circuit Court of Appeals issued an order directing the FERC to explain the length of time it takes for final action on complaints filed under section 206 of the Federal Power Act, including the complaint proceedings raised by the LPSC's petition. In February 2023 the FERC responded, and the Fifth Circuit Court of Appeals issued an order denying the petition.

Grand Gulf Prudence Complaint

The second of the additional complaints was filed at the FERC in March 2021 by the LPSC, the APSC, and the City Council against System Energy, Entergy Services, Entergy Operations, and Entergy Corporation. The second complaint contains two primary allegations. First, it alleges that, based on the plant's capacity factor and alleged safety performance, System Energy and the other respondents imprudently operated Grand Gulf during the period 2016-2020, and it seeks refunds of at least $360 million in alleged replacement energy costs, in addition to other costs, including those that can only be identified upon further investigation. Second, it alleges that the performance and/or management of the 2012 extended power uprate of Grand Gulf was imprudent, and it seeks refunds of all costs of the 2012 uprate that are determined to result from imprudent planning or management of the project. In addition to the requested refunds, the complaint asks that the FERC modify the Unit Power Sales Agreement to provide for full cost recovery only if certain performance indicators are met and to require pre-authorization of capital improvement projects in excess of $125 million before related costs may be passed through to customers in rates. In April 2021, System Energy and the other respondents filed their motion to dismiss and answer to the complaint. System Energy requested that the FERC dismiss the claims within the complaint. With respect to the claim concerning operations, System Energy argues that the complaint does not meet its legal burden because, among other reasons, it fails to allege any specific imprudent conduct. With respect to the claim concerning the uprate, System Energy argues that the complaint fails because, among other reasons, the complainants' own conduct prevents them from raising a serious doubt as to the prudence of the uprate. System Energy also requests that the FERC dismiss other elements of the complaint, including the proposed modifications to the Unit Power Sales Agreement, because they are not warranted. Additional responsive pleadings were filed by the complainants and System Energy during the period from March through July 2021. In November 2022 the FERC issued an order setting the complaint for settlement and hearing procedures. In February 2023 the FERC issued an order denying rehearing and thereby affirming its order setting the complaint for settlement and hearing procedures. Settlement procedures are ongoing.

System Energy Formula Rate Annual Protocols Formal Challenge Concerning 2020 Calendar Year Bills

System Energy's Unit Power Sales Agreement includes formula rate protocols that provide for the disclosure of cost inputs, an opportunity for informal discovery procedures, and a challenge process. In February 2022, pursuant to the protocols procedures, the LPSC, the APSC, the MPSC, the City Council, and the Mississippi Public Utilities Staff filed with the FERC a formal challenge to System Energy's implementation of the formula rate during calendar year 2020. The formal challenge alleges: (1) that it was imprudent for System Energy to accept the IRS's partial acceptance of a previously uncertain tax position; (2) that System Energy should have delayed recording the result of the IRS's partial acceptance of the previously uncertain tax position until after internal tax allocation payments were made; (3) that the equity ratio charged in rates was excessive; (4) that sale-leaseback rental payments should have been excluded from rates; and (5) that all issues in the ongoing Unit Power Sales Agreement complaint proceeding should also be reflected in calendar year 2020 bills. While System Energy disagrees that any refunds are owed for the 2020 calendar year bills, the formal challenge estimates that the financial impact of the first through fourth allegations is approximately $53 million; it does not provide an estimate of the financial impact of the fifth allegation. However, $17 million of the $53 million is attributable to the sale-leaseback rental payments. These were refunded to Entergy Arkansas, Entergy Louisiana, and Entergy New Orleans in January 2023 as a result of the FERC order received in the Grand Gulf sale-leaseback renewal complaint and uncertain tax position rate base issue. Entergy Mississippi's portion of the refund was included within the settlement with the MPSC, as discussed below.

In March 2022, System Energy filed an answer to the formal challenge in which it requested that the FERC deny the formal challenge as a matter of law, or else hold the proceeding in abeyance pending the resolution of related dockets.

System Energy Settlement with the MPSC

In June 2022, System Energy, Entergy Mississippi, and additional named Entergy parties involved in thirteen docketed proceedings before the FERC filed with the FERC a partial settlement agreement and offer of settlement. The settlement memorializes the Entergy parties' agreement with the MPSC to globally resolve all actual and potential claims between the Entergy parties and the MPSC associated with those FERC proceedings and with System Energy's past implementation of the Unit Power Sales Agreement. The Unit Power Sales Agreement is a FERC-jurisdictional formula rate tariff for sales of energy and capacity from System Energy's owned and leased share of Grand Gulf to Entergy Mississippi, Entergy Arkansas, Entergy Louisiana, and Entergy New Orleans. Entergy Mississippi purchases the greatest single amount, nearly 40% of System Energy's share of Grand Gulf, after its additional purchases from affiliates are considered. The settlement therefore limits System Energy's overall refund exposure associated with the identified proceedings because they will be resolved completely as between the Entergy parties and the MPSC.

The FERC proceedings that are resolved as between the Entergy parties and the MPSC include the return on equity and capital structure complaints, the Grand Gulf Sale-leaseback renewal complaint and uncertain tax position rate base issue, the Unit Power Sales Agreement complaint, and the Grand Gulf prudence complaint, all of which are discussed above. They also include the proceedings concerning System Energy's return of excess accumulated deferred income taxes after the Tax Cuts and Jobs Act and the proceedings established to address System Energy's October 2020 and December 2020 Federal Power Act section 205 filings to provide credits to customers related to the IRS's decision as to the uncertain decommissioning tax position, also as discussed. The settlement also resolves the MPSC's involvement in the formal challenge filed by the retail regulators of System Energy's customers in connection with the implementation of the Unit Power Sales Agreement annual formula rate protocols for the 2020 test year, which is discussed above.

The settlement provides for a black-box refund of $235 million from System Energy to Entergy Mississippi, which was to be paid within 120 days of the settlement's effective date (either the date of the FERC approval of the settlement without material modification, or the date that all settling parties agree to accept modifications or otherwise modify the settlement in response to a proposed material modification by the FERC). In addition, beginning with the July 2022 service month, the settlement provides for Entergy Mississippi's bills from System Energy to be adjusted to reflect: an authorized rate of return on equity of 9.65%, a capital structure not to exceed 52% equity, a rate base reduction for the advance collection of sale-leaseback rental costs, and the exclusion of certain long-term incentive plan performance unit costs from rates.

The settlement was expressly contingent upon the approval of the FERC and the MPSC. It was approved by the MPSC in June 2022 and the FERC in November 2022. The remaining retail regulators of Entergy's utility operating company purchasers under the Unit Power Sales Agreement (the APSC, the LPSC, and the City Council) were offered an option to elect to join the settlement, but none of them has elected to do so yet.

System Energy previously recorded a provision and associated liability of $37 million for elements of the applicable litigation. In June 2022, System Energy recorded a regulatory charge of $551 million ($413 million net-of-tax), increasing the regulatory liability to $588 million, which consisted of $235 million for the settlement with the MPSC and $353 million for potential future refunds to Entergy Arkansas, Entergy Louisiana, and Entergy New Orleans. System Energy paid the black-box refund of $235 million to Entergy Mississippi in November 2022. In addition, as discussed above in **"Grand Gulf Sale-leaseback Renewal Complaint and Uncertain Tax Position Rate Base Issue,"** $103.5 million of the total remaining regulatory liability of $353 million was reclassified to a current regulatory liability as of December 31, 2022 to reflect the refunds being paid to Entergy Arkansas, Entergy Louisiana, and Entergy New Orleans in January 2023 as a result of the FERC's order in December 2022 on those issues.

Unit Power Sales Agreement

In December 2021, System Energy submitted to the FERC proposed amendments to the Unit Power Sales Agreement to adopt updated rates for use in calculating Grand Gulf plant depreciation and amortization expenses. The proposed amendments would result in higher charges to the Utility operating companies that buy capacity and energy from System Energy under the Unit Power Sales Agreement. In February 2022 the FERC accepted System Entergy's proposed increased depreciation rates with an effective date of March 1, 2022, subject to refund pending the outcome of the settlement and/or hearing procedures. Settlement procedures are ongoing.

Storm Cost Recovery Filings with Retail Regulators

Entergy Louisiana

Hurricane Laura, Hurricane Delta, Hurricane Zeta, Winter Storm Uri, and Hurricane Ida

In August 2020 and October 2020, Hurricane Laura, Hurricane Delta, and Hurricane Zeta caused significant damage to portions of Entergy Louisiana's service area. The storms resulted in widespread outages, significant damage to distribution and transmission infrastructure, and the loss of sales during the outages. Additionally, as a result of Hurricane Laura's extensive damage to the grid infrastructure serving the impacted area, large portions of the underlying transmission system required nearly a complete rebuild.

In October 2020, Entergy Louisiana filed an application at the LPSC seeking approval of certain ratemaking adjustments in connection with the issuance of shorter-term mortgage bonds to provide interim financing for restoration costs associated with Hurricane Laura, Hurricane Delta, and Hurricane Zeta. Subsequently, Entergy Louisiana and the LPSC staff filed a joint motion seeking approval to exclude from the derivation of Entergy Louisiana's capital structure and cost rate of debt for ratemaking purposes, including the allowance for funds used during construction, shorter-term debt up to $1.1 billion issued by Entergy Louisiana to fund costs associated with Hurricane Laura, Hurricane Delta, and Hurricane Zeta costs on an interim basis. In November 2020 the LPSC issued an order approving the joint motion, and Entergy Louisiana issued $1.1 billion of 0.62% Series mortgage bonds due November 2023. Also in November 2020, Entergy Louisiana withdrew $257 million from its funded storm reserves.

In February 2021 two winter storms (collectively, Winter Storm Uri) brought freezing rain and ice to Louisiana. Ice accumulation sagged or downed trees, limbs, and power lines, causing damage to Entergy Louisiana's transmission and distribution systems. The additional weight of ice caused trees and limbs to fall into power lines and other electric equipment. When the ice melted, it affected vegetation and electrical equipment, causing additional outages. As discussed above in "**Fuel and purchased power recovery**," Entergy Louisiana recovered the incremental fuel costs associated with Winter Storm Uri over a five-month period from April 2021 through August 2021.

In April 2021, Entergy Louisiana filed an application with the LPSC relating to Hurricane Laura, Hurricane Delta, Hurricane Zeta, and Winter Storm Uri restoration costs and in July 2021, Entergy Louisiana made a supplemental filing updating the total restoration costs. Total restoration costs for the repair and/or replacement of Entergy Louisiana's electric facilities damaged by these storms were estimated to be approximately $2.06 billion, including approximately $1.68 billion in capital costs and approximately $380 million in non-capital costs. Including carrying costs through January 2022, Entergy Louisiana sought an LPSC determination that $2.11 billion was prudently incurred and, therefore, was eligible for recovery from customers. Additionally, Entergy Louisiana requested that the LPSC determine that re-establishment of a storm escrow account to the previously authorized amount of $290 million was appropriate. In July 2021, Entergy Louisiana supplemented the application with a request regarding the financing and recovery of the recoverable storm restoration costs. Specifically, Entergy Louisiana requested approval to securitize its restoration costs pursuant to Louisiana Act 55 financing, as supplemented by Act 293 of the Louisiana Legislature's Regular Session of 2021.

In August 2021, Hurricane Ida caused extensive damage to Entergy Louisiana's distribution and, to a lesser extent, transmission systems resulting in widespread power outages. In September 2021, Entergy Louisiana filed an application at the LPSC seeking approval of certain ratemaking adjustments in connection with the issuance of approximately $1 billion of shorter-term mortgage bonds to provide interim financing for restoration costs associated with Hurricane Ida, which bonds were issued in October 2021. Also in September 2021, Entergy Louisiana sought approval for the creation and funding of a $1 billion restricted escrow account for Hurricane Ida related restoration costs, subject to a subsequent prudence review.

After filing of testimony by the LPSC staff and intervenors, which generally supported or did not oppose Entergy Louisiana's requests in regard to Hurricane Laura, Hurricane Delta, Hurricane Zeta, Winter Storm Uri, and Hurricane Ida, the parties negotiated and executed an uncontested stipulated settlement which was filed with the LPSC in February 2022. The settlement agreement contained the following key terms: $2.1 billion of restoration costs from Hurricane Laura, Hurricane Delta, Hurricane Zeta, and Winter Storm Uri were prudently incurred and were eligible for recovery; carrying costs of $51 million were recoverable; a $290 million cash storm reserve should be re-established; a $1 billion reserve should be established to partially pay for Hurricane Ida restoration costs; and Entergy Louisiana was authorized to finance $3.186 billion utilizing the securitization process authorized by Act 55, as supplemented by Act 293. The LPSC issued an order approving the settlement in March 2022. As a result of the financing order, Entergy Louisiana reclassified $1.942 billion from utility plant to other regulatory assets.

In May 2022 the securitization financing closed, resulting in the issuance of $3.194 billion principal amount of bonds by Louisiana Local Government Environmental Facilities and Community Development Authority (LCDA), a political subdivision of the State of Louisiana. The securitization was authorized pursuant to the Louisiana Utilities Restoration Corporation Act, Part VIII of Chapter 9 of Title 45 of the Louisiana Revised Statutes, as supplemented by Act 293 of the Louisiana legislature approved in 2021. The LCDA loaned the proceeds to the LURC. Pursuant to Act 293, the LURC contributed the net bond proceeds to a State legislatively authorized and LURC-sponsored trust, Restoration Law Trust I (the storm trust).

Pursuant to Act 293, the net proceeds of the bonds were used by the storm trust to purchase 31,635,718.7221 Class A preferred, non-voting membership interest units (the preferred membership interests) issued by Entergy Finance Company, LLC, a majority-owned indirect subsidiary of Entergy. Entergy Finance Company is required to make annual distributions (dividends) commencing on December 15, 2022 on the preferred membership interests issued to the storm trust. These annual dividends received by the storm trust will be distributed to Entergy Louisiana and the LURC, as beneficiaries of the storm trust. Specifically, 1% of the annual dividends received by the storm trust will be distributed to the LURC, for the benefit of customers, and 99% will be distributed to Entergy Louisiana, net of storm trust expenses. The preferred membership interests have a stated annual cumulative cash dividend rate of 7% and a liquidation price of $100 per unit. The terms of the preferred membership interests include certain financial covenants to which Entergy Finance Company is subject.

Entergy and Entergy Louisiana do not report the bonds issued by the LCDA on their balance sheets because the bonds are the obligation of the LCDA. The bonds are secured by system restoration property, which is the right granted by law to the LURC to collect a system restoration charge from customers. The system restoration charge is adjusted at least semi-annually to ensure that it is sufficient to service the bonds. Entergy Louisiana collects the system restoration charge on behalf of the LURC and remits the collections to the bond indenture trustee. Entergy Louisiana began collecting the system restoration charge effective with the first billing cycle of June 2022 and the system restoration charge is expected to remain in place up to 15 years. Entergy and Entergy Louisiana do not report the collections as revenue because Entergy Louisiana is merely acting as a billing and collection agent for the LCDA and the LURC. In the remote possibility that the system restoration charge, as well as any funds in the excess subaccount and funds in the debt service reserve account, are insufficient to service the bonds resulting in a payment default, the storm trust is required to liquidate Entergy Finance Company preferred membership interests in an amount equal to what would be required to cure the default. The estimated value of this indirect guarantee is immaterial.

From the proceeds from the issuance of the preferred membership interests, Entergy Finance Company distributed $1.4 billion to its parent, Entergy Holdings Company, LLC, a company wholly-owned and consolidated by Entergy. Subsequently, Entergy Holdings Company liquidated, distributing the $1.4 billion it received from Entergy Finance Company to Entergy Louisiana as holder of 6,843,780.24 units of Class A, 4,126,940.15 units of Class B, and 2,935,152.69 units of Class C preferred membership interests. Entergy Louisiana had acquired these preferred membership interests with proceeds from previous securitizations of storm restoration costs. Entergy Finance Company loaned the remaining $1.7 billion from the preferred membership interests proceeds to Entergy which used the cash to redeem $650 million of 4.00% Series senior notes due July 2022 and indirectly contributed $1 billion to Entergy Louisiana as a capital contribution.

Entergy Louisiana used the $1 billion capital contribution to fund its Hurricane Ida escrow account and subsequently withdrew the $1 billion from the escrow account. With a portion of the $1 billion withdrawn from the escrow account and the $1.4 billion from the Entergy Holdings Company liquidation, Entergy Louisiana deposited $290 million in a restricted escrow account as a storm damage reserve for future storms, used $1.2 billion to repay its unsecured term loan due June 2023, and used $435 million to redeem a portion of its 0.62% Series mortgage bonds due November 2023.

As discussed in Note 3 to the financial statements, the securitization resulted in recognition of a reduction of income tax expense of approximately $290 million by Entergy Louisiana. Entergy's recognition of reduced income tax expense was partially offset by other tax charges resulting in a net reduction of income tax expense of $283 million. In recognition of obligations related to an LPSC ancillary order issued as part of the securitization regulatory proceeding, Entergy Louisiana recorded a $224 million ($165 million net-of-tax) regulatory charge and a corresponding regulatory liability to reflect its obligation to share the benefits of the securitization with customers.

As discussed in Note 17 to the financial statements, Entergy Louisiana consolidates the storm trust as a variable interest entity and the LURC's 1% beneficial interest is shown as noncontrolling interest in the financial statements. In second quarter 2022, Entergy Louisiana recorded a charge of $31.6 million in other income to reflect the LURC's beneficial interest in the trust.

In April 2022, Entergy Louisiana filed an application with the LPSC relating to Hurricane Ida restoration costs. Total restoration costs for the repair and/or replacement of Entergy Louisiana's electric facilities damaged by Hurricane Ida currently are estimated to be approximately $2.54 billion, including approximately $1.96 billion in capital costs and approximately $586 million in non-capital costs. Including carrying costs of $57 million through December 2022, Entergy Louisiana is seeking an LPSC determination that $2.60 billion was prudently incurred and, therefore, is eligible for recovery from customers. As part of this filing, Entergy Louisiana also is seeking an LPSC determination that an additional $32 million in costs associated with the restoration of Entergy Louisiana's electric facilities damaged by Hurricane Laura, Hurricane Delta, and Hurricane Zeta as well as Winter Storm Uri was prudently incurred. This amount is exclusive of the requested $3 million in carrying costs through December 2022. In total, Entergy Louisiana is requesting an LPSC determination that $2.64 billion was prudently incurred and, therefore, is eligible for recovery from customers. As discussed above, in March 2022 the LPSC approved financing of a $1 billion storm escrow account from which funds were withdrawn to finance costs associated with Hurricane Ida restoration. In June 2022, Entergy Louisiana supplemented the application with a request regarding the financing and recovery of the recoverable storm restoration costs. Specifically, Entergy Louisiana requested approval to securitize its restoration costs pursuant to Louisiana Act 55 financing, as supplemented by Act 293 of the Louisiana Legislature's Regular Session of 2021. In October 2022 the LPSC staff recommended a finding that the requested storm restoration costs of $2.64 billion, including associated carrying costs of $59.1 million, were prudently incurred and are eligible for recovery from customers. The LPSC staff further recommended approval of Entergy Louisiana's plans to securitize these costs, net of the $1 billion in funds withdrawn from the storm escrow account described above. The parties negotiated and executed an uncontested stipulated settlement which was filed with the LPSC in December 2022. The settlement agreement contains the following key terms: $2.57 billion of restoration costs from Hurricane Ida, Hurricane Laura, Hurricane Delta, Hurricane Zeta, and Winter Storm Uri were prudently incurred and were eligible for recovery; carrying costs of $59.2 million were recoverable; and Entergy Louisiana was authorized to finance $1.657 billion utilizing the securitization process authorized by Act 55, as supplemented by Act 293. A procedural motion to consider the uncontested settlement at the December 2022 LPSC meeting did not pass and the settlement was not voted on. In January 2023 an ALJ with the LPSC conducted a settlement hearing to receive the uncontested settlement and supporting testimony into evidence and issued a report of proceedings, which allows the LPSC to consider the uncontested settlement without the procedural motion that did not pass in December. In January 2023, the LPSC staff approved the stipulated settlement subject to certain modifications. These modifications include the recognition of accumulated deferred income tax benefits related to damaged assets and system restoration costs as a reduction of the amount authorized to be financed utilizing the securitization process authorized by Act 55, as supplemented by Act 293, from $1.657 billion to $1.491 billion. These modifications do not affect the staff's conclusion that all system restoration costs sought by Entergy Louisiana were reasonable and prudent. The LPSC order is not yet final and non-appealable due to the forty-five day appeal period. In February 2023 the Louisiana Bond Commission voted to authorize the LCDA to issue the bonds authorized in the LPSC's financing order; the bond rating and marketing process has yet to occur.

Hurricane Isaac

In August 2012, Hurricane Isaac caused extensive damage to Entergy Louisiana's service area. In June 2014 the LPSC authorized Entergy Louisiana to utilize Louisiana Act 55 financing for Hurricane Isaac system restoration costs. Entergy Louisiana committed to pass on to customers a minimum of $30.8 million of customer benefits through annual customer credits of approximately $6.2 million for five years. Approvals for the Act 55 financings were obtained from the LURC and the Louisiana State Bond Commission.

In August 2014 the LCDA issued $314.85 million in bonds under Louisiana Act 55. From the $309 million of bond proceeds loaned by the LCDA to the LURC, the LURC deposited $16 million in a restricted escrow account as a storm damage reserve for Entergy Louisiana and transferred $293 million directly to Entergy Louisiana. Entergy Louisiana used the $293 million received from the LURC to acquire 2,935,152.69 Class C preferred, non-voting, membership interest units of Entergy Holdings Company LLC that carry a 7.5% annual distribution rate. Distributions were payable quarterly commencing on September 15, 2014, and the membership interests had a liquidation price of $100 per unit. The preferred membership interests were callable at the option of Entergy Holdings Company after ten years under the terms of the LLC agreement. The terms of the membership interests included certain financial covenants to which Entergy Holdings Company was subject, including the requirement to maintain a net worth of at least $1.75 billion. As discussed above in "Hurricane Laura, Hurricane Delta, Hurricane Zeta, Winter Storm Uri, and Hurricane Ida", in May 2022, Entergy Holdings Company liquidated and distributed cash to Entergy Louisiana as holder of the 2,935,152.69 units of Class C preferred membership interests.

Entergy and Entergy Louisiana do not report the bonds issued by the LCDA on their balance sheets because the bonds are the obligation of the LCDA and there is no recourse against Entergy or Entergy Louisiana in the event of a bond default. To service the bonds, Entergy Louisiana collects a system restoration charge on behalf of the LURC and remits the collections to the bond indenture trustee. Entergy and Entergy Louisiana do not report the collections as revenue because Entergy Louisiana is merely acting as the billing and collection agent for the state.

In the first quarter 2020, Entergy and the IRS agreed upon and settled on the treatment of funds received by Entergy Louisiana in conjunction with the Act 55 financing of Hurricane Isaac storm costs, which resulted in a net reduction of income tax expense of approximately $32 million. As a result of the settlement, the position was partially sustained and Entergy Louisiana recorded a reduction of income tax expense of approximately $58 million primarily due to the reversal of liabilities for uncertain tax positions in excess of the agreed-upon settlement. Entergy recorded an increase to income tax expense of $26 million primarily resulting from the reduction of the deferred tax asset, associated with utilization of the net operating loss as a result of the settlement. This adjustment recorded by Entergy also accounted for the tax rate change of the Tax Cuts and Jobs Act. As a result of the IRS settlement, Entergy Louisiana recorded a $29 million ($21 million net-of-tax) regulatory charge and a corresponding regulatory liability to reflect its obligation to customers pursuant to the LPSC Hurricane Isaac Act 55 financing order.

Hurricane Gustav and Hurricane Ike

In September 2008, Hurricane Gustav and Hurricane Ike caused catastrophic damage to Entergy Louisiana's service territory. In December 2009, Entergy Louisiana entered into a stipulation agreement with the LPSC staff regarding its storm costs. In March and April 2010, Entergy Louisiana and other parties to the proceeding filed with the LPSC an uncontested stipulated settlement that included Entergy Louisiana's proposal to utilize Act 55 financing, which included a commitment to pass on to customers a minimum of $43.3 million of customer benefits through a prospective annual rate reduction of $8.7 million for five years. In April 2010 the LPSC approved the settlement and subsequently issued financing orders and a ratemaking order intended to facilitate the implementation of the Act 55 financings. In June 2010 the Louisiana State Bond Commission approved the Act 55 financing. The settlement agreement allowed for an adjustment to the credits if there was a change in the applicable federal or state income tax rate. As a result of the enactment of the Tax Cuts and Jobs Act, in December 2017, and the lowering of the federal corporate income tax rate from 35% to 21%, the Louisiana Act 55 financing savings obligation regulatory liability related to Hurricane Gustav and Hurricane Ike was reduced by $2.7 million, with a corresponding increase to Other regulatory credits on the income statement. The effects of the Tax Cuts and Jobs Act are discussed further in Note 3 to the financial statements.

In July 2010 the LCDA issued two series of bonds totaling $713.0 million under Act 55. From the $702.7 million of bond proceeds loaned by the LCDA to the LURC, the LURC deposited $290 million in a restricted escrow account as a storm damage reserve for Entergy Louisiana and transferred $412.7 million directly to Entergy Louisiana. From the bond proceeds received by Entergy Louisiana from the LURC, Entergy Louisiana used $412.7 million to acquire 4,126,940.15 Class B preferred, non-voting, membership interest units of Entergy Holdings Company LLC, a company wholly-owned and consolidated by Entergy, that carry a 9% annual distribution rate. Distributions were payable quarterly commencing on September 15, 2010, and the membership interests had a liquidation price of $100 per unit. The preferred membership interests were callable at the option of Entergy Holdings Company LLC after ten years under the terms of the LLC agreement. The terms of the membership interests included certain financial covenants to which Entergy Holdings Company LLC was subject, including the requirement to maintain a net worth of at least $1 billion. As discussed above in "Hurricane Laura, Hurricane Delta, Hurricane Zeta, Winter Storm Uri, and Hurricane Ida", in May 2022, Entergy Holdings Company liquidated and distributed cash to Entergy Louisiana as holder of the 4,126,940.15 units of Class B preferred membership interests.

The bonds were repaid in 2022. Entergy and Entergy Louisiana did not report the bonds issued by the LCDA on their balance sheets because the bonds were the obligation of the LCDA, and there was no recourse against Entergy or Entergy Louisiana in the event of a bond default. To service the bonds, Entergy Louisiana collected a system restoration charge on behalf of the LURC and remitted the collections to the bond indenture trustee. Entergy and Entergy Louisiana do not report the collections as revenue because Entergy Louisiana is merely acting as the billing and collection agent for the state.

Hurricane Katrina and Hurricane Rita

In August and September 2005, Hurricanes Katrina and Rita caused catastrophic damage to Entergy Louisiana's service territory. In March 2008, Entergy Louisiana and the LURC filed at the LPSC an application requesting that the LPSC grant a financing order authorizing the financing of Entergy Louisiana storm costs, storm reserves, and issuance costs pursuant to Louisiana Act 55. Entergy Louisiana also filed an application requesting LPSC approval for ancillary issues including the mechanism to flow charges and savings to customers via a storm cost offset rider. In April 2008 the Louisiana Public Facilities Authority (LPFA), which is the issuer of the bonds pursuant to the Act 55 financing, approved requests for the Act 55 financing. Also in April 2008, Entergy Louisiana and the LPSC staff filed with the LPSC an uncontested stipulated settlement that included Entergy

Louisiana's proposal under the Act 55 financing, which included a commitment to pass on to customers a minimum of $40 million of customer benefits through a prospective annual rate reduction of $8 million for five years. The LPSC subsequently approved the settlement and issued two financing orders and one ratemaking order intended to facilitate implementation of the Act 55 financing. In May 2008 the Louisiana State Bond Commission granted final approval of the Act 55 financing. The settlement agreement allowed for an adjustment to the credits if there was a change in the applicable federal or state income tax rate. As a result of the enactment of the Tax Cuts and Jobs Act, in December 2017, and the lowering of the federal corporate income tax rate from 35% to 21%, the Louisiana Act 55 financing savings obligation regulatory liability related to Hurricanes Katrina and Rita was reduced by $22.3 million, with a corresponding increase to Other regulatory credits on the income statement. The effects of the Tax Cuts and Jobs Act are discussed further in Note 3 to the financial statements.

In July 2008 the LPFA issued $687.7 million in bonds under the aforementioned Act 55. From the $679 million of bond proceeds loaned by the LPFA to the LURC, the LURC deposited $152 million in a restricted escrow account as a storm damage reserve for Entergy Louisiana and transferred $527 million directly to Entergy Louisiana. From the bond proceeds received by Entergy Louisiana from the LURC, Entergy Louisiana invested $545 million, including $17.8 million that was withdrawn from the restricted escrow account as approved by the April 16, 2008 LPSC orders, in exchange for 5,449,861.85 Class A preferred, non-voting, membership interest units of Entergy Holdings Company LLC, a company wholly-owned and consolidated by Entergy, that carry a 10% annual distribution rate. In August 2008 the LPFA issued $278.4 million in bonds under the aforementioned Act 55. From the $274.7 million of bond proceeds loaned by the LPFA to the LURC, the LURC deposited $87 million in a restricted escrow account as a storm damage reserve for Entergy Louisiana and transferred $187.7 million directly to Entergy Louisiana. From the bond proceeds received by Entergy Louisiana from the LURC, Entergy Louisiana invested $189.4 million, including $1.7 million that was withdrawn from the restricted escrow account as approved by the April 16, 2008 LPSC orders, in exchange for 1,893,918.39 Class A preferred, non-voting, membership interest units of Entergy Holdings Company that carry a 10% annual distribution rate. Distributions were payable quarterly commencing on September 15, 2008 and had a liquidation price of $100 per unit. The preferred membership interests were callable at the option of Entergy Holdings Company LLC after ten years under the terms of the LLC agreement. The terms of the membership interests included certain financial covenants to which Entergy Holdings Company was subject, including the requirement to maintain a net worth of at least $1 billion. In February 2012, Entergy Louisiana sold 500,000 of its Class A preferred membership units in Entergy Holdings Company LLC, a wholly-owned Entergy subsidiary, to a third party. Those preferred membership units were subsequently repurchased by Entergy Holdings Company in March 2019. As discussed above in "Hurricane Laura, Hurricane Delta, Hurricane Zeta, Winter Storm Uri, and Hurricane Ida", in May 2022, Entergy Holdings Company liquidated and distributed cash to Entergy Louisiana as holder of the remaining 6,843,780.24 units of Class A preferred membership interests.

The bonds were repaid in 2018. Entergy and Entergy Louisiana did not report the bonds issued by the LPFA on their balance sheets because the bonds were the obligation of the LPFA, and there was no recourse against Entergy or Entergy Louisiana in the event of a bond default. To service the bonds, Entergy Louisiana collected a system restoration charge on behalf of the LURC and remitted the collections to the bond indenture trustee. Entergy and Entergy Louisiana did not report the collections as revenue because Entergy Louisiana was merely acting as the billing and collection agent for the state.

Entergy Mississippi

Entergy Mississippi has approval from the MPSC to collect a storm damage provision of $1.75 million per month. If Entergy Mississippi's accumulated storm damage provision balance exceeds $15 million, the collection of the storm damage provision ceases until such time that the accumulated storm damage provision becomes less than $10 million. Entergy Mississippi's storm damage provision balance has been less than $10 million since May 2019, and Entergy Mississippi has been billing the monthly storm damage provision since July 2019.

Entergy New Orleans

Hurricane Zeta

In October 2020, Hurricane Zeta caused significant damage to Entergy New Orleans's service area. The storm resulted in widespread power outages, significant damage to distribution and transmission infrastructure, and the loss of sales during the power outages. In March 2021, Entergy New Orleans withdrew $44 million from its funded storm reserves. In May 2021, Entergy New Orleans filed an application with the City Council requesting approval and certification that its system restoration costs associated with Hurricane Zeta of approximately $36 million, which included $7 million in estimated costs, were reasonable and necessary to enable Entergy New Orleans to restore electric service to its customers and Entergy New Orleans's electric utility infrastructure. In May 2022 the City Council advisors issued a report recommending that the City Council find that Entergy New Orleans acted prudently in restoring service following Hurricane Zeta and approximately $33 million in storm restoration costs were prudently incurred and recoverable. Additionally, the advisors concluded that approximately $7 million of the $44 million withdrawn from its funded storm reserve was in excess of Entergy New Orleans's costs and should be considered in Entergy New Orleans's application for certification of costs related to Hurricane Ida. In September 2022 the City Council issued a resolution finding that Entergy New Orleans's system restoration costs were reasonable and necessary, and that Entergy New Orleans acted prudently in restoring electricity following Hurricane Zeta. The City Council also found that approximately $33 million in storm costs were recoverable.

Hurricane Ida

In August 2021, Hurricane Ida caused significant damage to Entergy New Orleans's service area, including Entergy's electrical grid. The storm resulted in widespread power outages, including the loss of 100% of Entergy New Orleans's load and damage to distribution and transmission infrastructure, including the loss of connectivity to the eastern interconnection. In September 2021, Entergy New Orleans withdrew $39 million from its funded storm reserves. In June 2022, Entergy New Orleans filed an application with the City Council requesting approval and certification that storm restoration costs associated with Hurricane Ida of approximately $170 million, which included $11 million in estimated costs, were reasonable, necessary, and prudently incurred to enable Entergy New Orleans to restore electric service to its customers and to repair Entergy New Orleans's electric utility infrastructure. In addition, estimated carrying costs through December 2022 related to Hurricane Ida restoration costs were $9 million. Also, Entergy New Orleans is requesting approval that the $39 million withdrawal from its funded storm reserve in September 2021 and $7 million in excess storm reserve escrow withdrawals related to Hurricane Zeta and prior miscellaneous storms are properly applied to Hurricane Ida storm restoration costs, the application of which reduces the amount to be recovered from Entergy New Orleans customers by $46 million. In November 2022 the City Council adopted a procedural schedule regarding the certification of the Hurricane Ida storm restoration costs in which the hearing officer shall certify the record for City Council consideration no later than August 2023.

Additionally, in February 2022, Entergy New Orleans and the LURC filed with the City Council a securitization application requesting that the City Council review Entergy New Orleans's storm reserve and increase the storm reserve funding level to $150 million, to be funded through securitization. In August 2022 the City Council's advisors recommended that the City Council authorize a single securitization bond issuance to fund Entergy New Orleans's storm recovery reserves to an amount sufficient to: (1) allow recovery of all of Entergy New Orleans's unrecovered storm recovery costs following Hurricane Ida, subject to City Council review and certification; (2) provide initial funding of storm recovery reserves for future storms to a level of $75 million; and (3) fund the storm recovery bonds' upfront financing costs. In September 2022, Entergy New Orleans and the City Council's advisors entered into an agreement in principle, which was approved by the City Council along with a financing order in October 2022, authorizing Entergy New Orleans and the LURC to proceed with a single securitization bond issuance of approximately $206 million (subject to further adjustment and review pursuant to the Final Issuance Advice Letter process set forth in the financing order), with $125 million of that total to be used for interim recovery, subject to City Council review and certification, to be allocated to unrecovered Hurricane Ida storm recovery costs; $75 million of that total to provide for a storm recovery reserve for future storms; and the remainder to fund the recovery of the storm recovery bonds' upfront financing costs.

In December 2022, Entergy New Orleans and the LURC filed with the City Council the Final Issuance Advice Letter for a securitization bond issuance in the amount of $209.3 million, the final structuring, terms, and pricing of which were approved by the City Council in accordance with the financing order. Also in December 2022 the LCDA issued $209.3 million in bonds pursuant to the Louisiana Electric Utility Storm Recovery Securitization Act, Part V-B of Chapter 9 of Title 45 of the Louisiana Revised Statutes, as supplemented by Act 293 of the Louisiana Regular Session of 2021. The LCDA loaned $201.8 million of bond proceeds, net of certain debt service and issuance costs, to the LURC. The LURC used the proceeds to purchase from Entergy New Orleans the storm recovery property, which is the right to collect storm recovery charges sufficient to pay the storm recovery bonds and associated financing costs, and Entergy New Orleans deposited $200 million in a restricted storm reserve escrow account as a storm damage reserve for Entergy New Orleans and received directly $1.8 million in estimated upfront financing costs. Subsequently, Entergy New Orleans withdrew $125 million from the newly securitized storm reserve to cover Hurricane Ida storm recovery costs, subject to a final determination from the City Council regarding the prudency of the storm recovery costs.

Entergy and Entergy New Orleans do not report the bonds issued by the LCDA on their balance sheets because the bonds are the obligation of the LCDA, and there is no recourse against Entergy or Entergy New Orleans in the event of a bond default. To service the bonds, Entergy New Orleans collects a storm recovery charge on behalf of the LURC and remits the collections to the bond indenture trustee. Entergy and Entergy New Orleans do not report the collections as revenue because Entergy New Orleans is merely acting as the billing and collection agent for the LURC.

Entergy Texas

Hurricane Laura, Hurricane Delta, and Winter Storm Uri

In August 2020 and October 2020, Hurricane Laura and Hurricane Delta caused extensive damage to Entergy Texas's service area. In February 2021, Winter Storm Uri also caused damage to Entergy Texas's service area. The storms resulted in widespread power outages, significant damage primarily to distribution and transmission infrastructure, and the loss of sales during the power outages. In April 2021, Entergy Texas filed an application with the PUCT requesting a determination that approximately $250 million of system restoration costs associated with Hurricane Laura, Hurricane Delta, and Winter Storm Uri, including approximately $200 million in capital costs and approximately $50 million in non-capital costs, were reasonable and necessary to enable Entergy Texas to restore electric service to its customers and Entergy Texas's electric utility infrastructure. The filing also included the projected balance of approximately $13 million of a regulatory asset containing previously approved system restoration costs related to Hurricane Harvey. In September 2021 the parties filed an unopposed settlement agreement, pursuant to which Entergy Texas removed from the amount to be securitized approximately $4.3 million that will instead be charged to its storm reserve, $5 million related to no particular issue, of which Entergy Texas would be permitted to seek recovery in a future proceeding, and approximately $300 thousand related to attestation costs. In December 2021 the PUCT issued an order approving the unopposed settlement and determining system restoration costs of $243 million related to Hurricane Laura, Hurricane Delta, and Winter Storm Uri and the $13 million projected remaining balance of the Hurricane Harvey system restoration costs were eligible for securitization. The order also determines that Entergy Texas can recover carrying costs on the system restoration costs related to Hurricane Laura, Hurricane Delta, and Winter Storm Uri.

In July 2021, Entergy Texas filed with the PUCT an application for a financing order to approve the securitization of the system restoration costs that are the subject of the April 2021 application. In November 2021 the parties filed an unopposed settlement agreement supporting the issuance of a financing order consistent with Entergy Texas's application and with minor adjustments to certain upfront and ongoing costs to be incurred to facilitate the issuance and serving of system restoration bonds. In January 2022 the PUCT issued a financing order consistent with the unopposed settlement. As a result of the financing order, Entergy Texas reclassified $153 million from utility plant to other regulatory assets.

In April 2022, Entergy Texas Restoration Funding II, LLC, a company wholly-owned and consolidated by Entergy Texas, issued $290.85 million of senior secured system restoration bonds (securitization bonds). With the proceeds, Entergy Texas Restoration Funding II purchased from Entergy Texas the transition property, which is the right to recover from customers through a system restoration charge amounts sufficient to service the securitization bonds. Entergy Texas began cost recovery through the system restoration charge effective with the first billing cycle of May 2022 and the system restoration charge is expected to remain in place up to 15 years. See Note 5 to the financial statements for a discussion of the April 2022 issuance of the securitization bonds.

NOTE 3. INCOME TAXES

Income taxes for 2022, 2021, and 2020 for Entergy Corporation and Subsidiaries consist of the following:

	2022	2021	2020
	(In Thousands)		
Current:			
Federal	$32,387	($5,003)	$5,807
State	(3,091)	(8,995)	57,939
Total	29,296	(13,998)	63,746
Deferred and non-current - net	(67,520)	205,891	(190,635)
Investment tax credits - net	(754)	(519)	5,383
Income taxes	($38,978)	$191,374	($121,506)

Total income taxes for Entergy Corporation and Subsidiaries differ from the amounts computed by applying the statutory income tax rate to income before income taxes. The reasons for the differences for the years 2022, 2021, and 2020 are:

	2022	2021	2020
	(In Thousands)		
Net income attributable to Entergy Corporation	$1,103,166	$1,118,492	$1,388,334
Preferred dividend requirements of subsidiaries and noncontrolling interests	(6,028)	227	18,319
Consolidated net income	1,097,138	1,118,719	1,406,653
Income taxes	(38,978)	191,374	(121,506)
Income before income taxes	$1,058,160	$1,310,093	$1,285,147
Computed at statutory rate (21%)	$222,214	$275,120	$269,881
Increases (reductions) in tax resulting from:			
State income taxes net of federal income tax effect	61,368	79,273	60,087
Regulatory differences - utility plant items	(32,143)	(57,556)	(53,229)
Equity component of AFUDC	(14,156)	(14,799)	(25,080)
Amortization of investment tax credits	(7,740)	(7,695)	(8,386)
Flow-through / permanent differences	1,011	(5,585)	11,099
Amortization of excess ADIT (a)	(34,899)	(66,478)	(59,629)
Arkansas and Louisiana rate changes (b)	—	(27,108)	—
Entergy Wholesale Commodities restructuring (c)	—	—	(9,223)
IRS audit adjustment (d)	—	—	(301,041)
Stock compensation (e)	—	—	(25,591)
Entergy Louisiana securitization (f)	(282,620)	—	—
System Energy sale-leaseback order (g)	12,662	—	—
Provision for uncertain tax positions	34,423	16,533	15,208
Valuation allowance	(2,754)	(2,600)	—
Other - net	3,656	2,269	4,398
Total income taxes as reported	($38,978)	$191,374	($121,506)
Effective Income Tax Rate	(3.7%)	14.6%	(9.5%)

(a) See "**Other Tax Matters - Tax Cuts and Jobs Act**" below for discussion of the amortization of excess accumulated deferred income taxes (ADIT) in 2022, 2021, and 2020 and the tax legislation enactment in 2017.

(b) See "**Arkansas and Louisiana Corporate Income Tax Rate Changes**" below for details.

(c) See "**Other Tax Matters - Entergy Wholesale Commodities Restructuring**" below for discussion of the Entergy Wholesale Commodities ownership of Palisades restructuring in 2020.

(d) See "**Income Tax Audits - 2014-2015 IRS Audit**" below for discussion of the resolution of the audit in 2020.

(e) See "**Other Tax Matters - Stock Compensation**" below for discussion of excess tax deductions.

(f) See "**Other Tax Matters – Act 293 Securitization**" below for discussion of the Entergy Louisiana securitization in 2022.

(g) See Note 2 to the financial statements for discussion of the December 2022 FERC order related to the Grand Gulf sale-leaseback renewal complaint.

Significant components of accumulated deferred income taxes and taxes accrued for Entergy Corporation and Subsidiaries as of December 31, 2022 and 2021 are as follows:

	2022	2021
	(In Thousands)	
Deferred tax liabilities:		
Plant basis differences - net	($5,270,010)	($6,136,563)
Regulatory assets	(937,554)	(930,244)
Nuclear decommissioning trusts/receivables	(318,570)	(656,185)
Pension, net regulatory asset	(336,496)	(322,788)
Combined unitary state taxes	(10,335)	(7,255)
Power purchase agreements	(3,993)	—
Accumulated storm damage provision	(35,213)	(207,243)
Deferred fuel	(181,222)	(85,310)
Other	(333,421)	(341,450)
Total	(7,426,814)	(8,687,038)
Deferred tax assets:		
Nuclear and other decommissioning liabilities	173,201	278,136
Regulatory liabilities	1,108,075	1,318,381
Pension and other post-employment benefits	141,399	208,128
Sale and leaseback	—	102,474
Compensation	76,317	79,798
Accumulated deferred investment tax credit	57,501	57,986
Provision for allowances and contingencies	97,545	82,286
Power purchase agreements	—	55,259
Unbilled/deferred revenues	21,905	26,683
Net operating loss carryforwards	2,065,149	2,868,424
Capital losses and miscellaneous tax credits	28,876	11,111
Valuation allowance	(372,017)	(325,239)
Other	245,236	200,032
Total	3,643,187	4,963,459
Non-current accrued taxes (including unrecognized tax benefits)	(951,110)	(929,032)
Accumulated deferred income taxes and taxes accrued	($4,734,737)	($4,652,611)

Entergy's estimated tax attributes carryovers and their expiration dates as of December 31, 2022 are as follows:

Carryover Description	Carryover Amount	Year(s) of expiration
Federal net operating losses before 1/1/2018	$6.2 billion	2023-2027
Federal net operating losses - 1/1/2018 forward	$20.1 billion	N/A
State net operating losses	$7.7 billion	2023-2042
State net operating losses with no expiration	$15.7 billion	N/A
Other federal and state carryforwards	$515.7 million	2023-2027
Miscellaneous federal and state credits	$90.1 million	2023-2042

As a result of the accounting for uncertain tax positions, the amount of the deferred tax assets reflected in the financial statements is less than the amount of the tax effect of the federal and state net operating loss carryovers, tax credit carryovers, and other tax attributes reflected on income tax returns. Entergy evaluates the available positive and negative evidence to estimate whether sufficient future taxable income of the appropriate character will be generated to realize the benefits of existing deferred tax assets. When the evaluation indicates that Entergy will not be able to realize the existing benefits, a valuation allowance is recorded to reduce deferred tax assets to the realizable amount.

Because it is more likely than not that the benefits from certain state net operating losses and other deferred tax assets will not be utilized, valuation allowances totaling $372 million as of December 31, 2022 and $325 million as of December 31, 2021 have been provided on the deferred tax assets related to federal and state jurisdictions in which Entergy does not currently expect to be able to utilize certain separate company tax return attributes, preventing realization of such deferred tax assets. As a result of incurring costs related to Hurricane Ida restoration, certain Utility operating companies are entitled to an accelerated tax deduction which generated a taxable loss in various taxing jurisdictions. This accelerated deduction has impaired the realizability of a limited term carryover tax attribute. Accordingly, the impairment contributed to the activity reflected for the valuation allowance disclosed above.

Unrecognized tax benefits

Accounting standards establish a "more-likely-than-not" recognition threshold that must be met before a tax benefit can be recognized in the financial statements. If a tax deduction is taken on a tax return but does not meet the more-likely-than-not recognition threshold, an increase in income tax liability, above what is payable on the tax return, is required to be recorded. A reconciliation of Entergy's beginning and ending amount of unrecognized tax benefits is as follows:

	2022	2021	2020
	(In Thousands)		
Gross balance at January 1	$5,759,968	$5,699,339	$7,383,154
Additions based on tax positions related to the current year	792,134	101,623	669,207
Additions for tax positions of prior years	37,259	33,419	98,591
Reductions for tax positions of prior years	(195,762)	(74,413)	(935,735)
Settlements	—	—	(1,515,878)
Gross balance at December 31	6,393,599	5,759,968	5,699,339
Offsets to gross unrecognized tax benefits:			
Loss and tax credit carryovers	(5,566,212)	(4,987,799)	(4,710,214)
Cash paid to taxing authorities	(82,000)	(60,000)	(10,000)
Unrecognized tax benefits net of unused tax attributes and payments (a)	$745,387	$712,169	$979,125

(a)   Potential tax liability above what is payable on tax returns

The balances of unrecognized tax benefits include $3,254 million, $2,256 million, and $2,208 million as of December 31, 2022, 2021, and 2020, respectively, which, if recognized, would lower the effective income tax rates. Because of the effect of deferred tax accounting, the remaining balances of unrecognized tax benefits of $3,140 million, $3,504 million, and $3,491 million as of December 31, 2022, 2021, and 2020, respectively, if disallowed, would not affect the annual effective income tax rate but would accelerate the payment of cash to the taxing authority to an earlier period.

Entergy accrues interest expense, if any, related to unrecognized tax benefits in income tax expense. Entergy's December 31, 2022, 2021, and 2020 accrued balance for the possible payment of interest is approximately $50 million, $52 million, and $44 million, respectively. Interest (net-of-tax) of ($2) million, $8 million, and ($4) million was recorded in 2022, 2021, and 2020, respectively.

Income Tax Audits

Entergy and its subsidiaries file U.S. federal and various state income tax returns. IRS examinations are complete for years before 2016. All state taxing authorities' examinations are complete for years before 2014. Entergy regularly defends its positions and works with the IRS to resolve audits. The resolution of audit issues could result in significant changes to the amounts of unrecognized tax benefits in the next twelve months.

2014-2015 IRS Audit

The IRS completed its examination of the 2014 and 2015 tax years and issued its 2014-2015 RAR in November 2020. Entergy agreed to all proposed adjustments contained in the RAR. Entergy and the Registrant Subsidiaries recorded the effects of the adjustments associated with the audit in 2020.

In October 2015 two of Entergy's Louisiana utilities, Entergy Gulf States Louisiana and Entergy Louisiana, combined their businesses into a legal entity which is identified as Entergy Louisiana herein. The structure of the business combination required Entergy to recognize a gain for income tax purposes which resulted in an increase in the tax basis of the assets for Entergy Louisiana. This resulted in recognition in 2015 of a $334 million permanent difference and income tax benefit, net of the uncertain tax position recorded on the transaction.

Primarily related to resolution of the business combination issues, completion of the 2014-2015 IRS audit in 2020 resulted in a $230 million reduction to deferred income tax expense for Entergy. This reduction to deferred income tax expense includes: Entergy Louisiana reversing its provision for uncertain tax position with respect to the business combination, which resulted in a reduction to deferred income tax expense of $383 million; Entergy Corporation recording an increase to deferred tax expense of $61 million and Entergy Wholesale Commodities recording an increase to deferred tax expense of $105 million from the re-measurement of deferred tax assets associated with the resolved uncertain tax position; and miscellaneous other individually insignificant benefits totaling $13 million.

The completion of the 2014-2015 tax audit also resulted in a $31 million reduction to income tax expense associated with Entergy Louisiana's method of accounting related to the adoption of tangible property regulations. As a result of the settlement of the tangible property regulation tax position, Entergy Louisiana was required to record a $33 million ($24 million net-of-tax) regulatory charge and a corresponding regulatory liability to reflect its obligation to customers pursuant to a prior regulatory settlement.

Finally, upon completion of the 2014-2015 tax audit, Entergy New Orleans recorded a reduction to income tax expense of $8 million associated with claims for mark-to-market deductions.

In the first quarter 2020, Entergy and the IRS agreed on the treatment of funds received by Entergy Louisiana in conjunction with the Act 55 financing of Hurricane Isaac storm costs, which resulted in a net reduction of income tax expense of approximately $32 million. As a result of the settlement, the position was partially sustained, and Entergy Louisiana recorded a reduction of income tax expense of approximately $58 million primarily due to the reversal of a provision for uncertain tax positions in excess of the agreed-upon settlement. As a result of the IRS settlement, Entergy Louisiana recorded a $29 million ($21 million net-of-tax) regulatory charge and a corresponding regulatory liability to reflect its obligation to customers pursuant to the LPSC Hurricane Isaac Act 55 financing order.

Additional effects of the completion of the 2014-2015 IRS tax audit are discussed below within Tax Accounting Methods.

State Income Tax Audits

As a result of income tax audit adjustments proposed by the Arkansas Department of Finance and Administration, an Entergy Wholesale Commodities subsidiary recorded a provision in third quarter 2022 for uncertain tax positions of approximately $21 million, which includes interest expense.

Other Tax Matters

Tax Cuts and Jobs Act (TCJA)

The most significant effect of the TCJA for Entergy was the change in the federal corporate income tax rate from 35% to 21%, effective January 1, 2018.

TCJA also limited the deduction for net business interest expense to 30 percent of adjusted taxable income, which is similar to earnings before interest, taxes, depreciation, and amortization. The limitation does not apply to interest expense that is properly allocable to a trade or business classified as a regulated public utility. This was further modified by a temporary provision of the CARES Act resulting in an increase of the adjusted taxable income limitation from 30% to 50% for tax years that begin in 2019 or 2020.

The IRS issued final regulations which were effective for Entergy beginning with the 2021 tax year. The regulations provide that if 90% of a tax group's consolidated assets consist of regulated utility property, the entire consolidated tax group will be treated as a regulated public utility and all of the consolidated group's interest expense will be currently tax deductible. Entergy expects that its classification as a public utility will continue to apply to its business operations making the application of the interest expense limitation to Entergy unlikely. The provision has not resulted in Entergy having to report any significant business interest expense limitations on its tax returns.

With respect to the federal corporate income tax rate change from 35% to 21% in 2017, Entergy and the Registrant Subsidiaries recorded a regulatory liability associated with the decrease in the net accumulated deferred income tax liability, which is often referred to as "excess ADIT," a significant portion of which has been paid to customers since 2019 in the form of lower rates. Entergy's December 31, 2022 and December 31, 2021 balance sheets reflect a regulatory liability of $1.3 billion and $1.3 billion, respectively, as a result of the re-measurement of deferred tax assets and liabilities from the income tax rate change, amortization of excess ADIT, and payments to customers since the enactment of TCJA.

Entergy's regulatory liability for income taxes includes a gross-up at the applicable tax rate because of the effect that excess ADIT has on the ratemaking formula. The regulatory liability for income taxes includes the effect of a) the reduction of the net deferred tax liability resulting in excess ADIT, and b) the tax gross-up of excess ADIT.

Excess ADIT is generally classified into two categories: 1) the portion that is subject to the normalization requirements of the TCJA, referred to as "protected", and 2) the portion that is not subject to such normalization provisions, referred to as "unprotected". The TCJA provides that the normalization method of accounting for income taxes is required for excess ADIT associated with public utility property. The TCJA provides for the use of the average rate assumption method (ARAM) for the determination of the timing of the return of excess ADIT associated with such property. Under ARAM, the excess ADIT is reduced over the remaining life of the asset. Remaining asset lives vary for each Registrant Subsidiary, but the average life of public utility property is typically 30 years or longer. Entergy will amortize the protected portion of the excess ADIT in conformity with the normalization requirements. The Registrant Subsidiaries' net regulatory liability for income taxes as of December 31, 2022 and December 31, 2021, includes protected excess ADIT as follows:

	2022	2021
	(In Millions)	
Entergy Arkansas	$453	$463
Entergy Louisiana	$675	$669
Entergy Mississippi	$226	$237
Entergy New Orleans	$53	$56
Entergy Texas	$201	$208
System Energy	$137	$148

Payment of the unprotected excess accumulated deferred income taxes results in a reduction in the regulatory liability for income taxes and a corresponding reduction in income tax expense. This has a significant effect on the effective tax rate for the period as compared to the statutory tax rate. The Registrant Subsidiaries' net regulatory liability for income taxes as of December 31, 2022 and December 31, 2021, includes unprotected excess ADIT as follows:

	2022	2021
	(In Millions)	
Entergy Arkansas	$27	$12
Entergy Louisiana	$135	$148
Entergy Texas	$—	$26

The return of unprotected excess accumulated deferred income taxes reduced Entergy's and the Registrant Subsidiaries' regulatory liability for income taxes as follows for 2022 and 2021:

	2022	2021
	(In Millions)	
Entergy	$53	$88
Entergy Arkansas	$—	$8
Entergy Louisiana	$25	$33
Entergy New Orleans	$1	$1
Entergy Texas	$27	$28
System Energy	$—	$18

In addition to the protected and unprotected excess ADIT amounts, the net regulatory liability for income taxes includes other regulatory assets and liabilities for income taxes associated with AFUDC, which is described in Note 1 to the financial statements.

Included in the effect of the computation of the changes in deferred tax assets and liabilities is the recognition threshold and measurement of uncertain tax positions resulting in unrecognized tax benefits. The final economic outcome of such unrecognized tax benefits is generally the result of a negotiated settlement with the IRS that often differs from the amount that is recorded as realizable under GAAP. The intrinsic uncertainty with respect to all such tax positions means that the difference between current estimates of such amounts likely to be realized and actual amounts realized upon settlement may have an effect on income tax expense and the regulatory liability for income taxes in future periods.

Entergy anticipates that the effect of TCJA may continue to have ramifications that require adjustments in the future as certain events occur. These events include: 1) IRS audit adjustments to or amendments of federal and state income tax returns that include modifications to the computation of taxable income resulting from TCJA; and 2) additional guidance, interpretations, or rulings by the U.S. Department of the Treasury or the IRS. The potential exists for these types of events to result in future tax expense adjustments because of the difference in the federal corporate income tax rate between past and future periods and the effect of the tax rate change on ratemaking. In turn, these events also could potentially affect the regulatory liability for income taxes.

Coronavirus Aid, Relief, and Economic Security Act

In response to the economic impacts of the COVID-19 pandemic, President Trump signed the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) into law on March 27, 2020. The CARES Act provisions that result in the most significant opportunities for tax relief to Entergy and the Registrant Subsidiaries are (i) permitting a five-year carryback of 2018-2020 NOLs, (ii) removing the 80 percent limitation on NOLs carried to tax years beginning before 2021, (iii) increasing the limitation on interest expense deductibility for 2019 and 2020, (iv) accelerating available refunds for minimum tax credit carryforwards, modifying limitations on charitable contributions during 2020, and (v) delaying the payment of employer payroll taxes. Entergy deferred approximately $64 million of 2020 payroll tax payments, payable in equal installments over two years. The initial installment of $32 million was paid in December 2021. The second installment of $32 million was paid in December 2022.

Inflation Reduction Act of 2022

The Inflation Reduction Act of 2022, signed into law on August 16, 2022, significantly expanded federal tax incentives for clean energy production, including the extension of production tax credits to solar projects and certain qualified nuclear power plants. Additionally, the Inflation Reduction Act of 2022 enacted a 1% excise tax on the buyback of public company stock and a new corporate alternative minimum tax. There are no effects on the financial statements as of and for the year ended December 31, 2022 related to the enactment of the law. See the

"**Income Tax Legislation**" section of Entergy Corporation and Subsidiaries Management's Financial Discussion and Analysis for additional discussion of the effects of the Inflation Reduction Act of 2022.

Entergy Wholesale Commodities Restructuring

In the fourth quarter 2020, Entergy's ownership of Palisades was restructured. The restructuring required Entergy to recognize Palisades' nuclear decommissioning liability for income tax purposes resulting in a tax accounting permanent difference that reduced income tax expense, net of unrecognized tax benefits, by $9.2 million. The accrual of the nuclear decommissioning liability also required Entergy to recognize a gain for income tax purposes, a portion of which resulted in an increase in the tax basis of the assets. Recognition of the gain and the increase in the tax basis of the assets represents a tax accounting temporary difference.

Tax Accounting Methods

In the fourth quarter 2015, System Energy and Entergy Louisiana adopted a new method of accounting for income tax return purposes in which their nuclear decommissioning costs will be treated as production costs of electricity includable in cost of goods sold. The new method resulted in a reduction of taxable income of $1.2 billion for System Energy and $2.2 billion for Energy Louisiana.

In conjunction with the 2014-2015 IRS audit discussed above, the IRS issued proposed adjustments concerning the nuclear decommissioning tax position allowing System Energy to include $102 million of its decommissioning liability in cost of goods sold, and Entergy Louisiana to include $221 million of its decommissioning liability in cost of goods sold. Entergy, System Energy, and Entergy Louisiana agreed to the proposed adjustments included in the RAR.

As a result of System Energy being allowed to include part of its decommissioning liability in cost of goods sold, System Energy and Entergy recorded a deferred tax liability of $26 million at the time the matter was agreed upon. System Energy also recorded federal and state taxes payable of $402 million. However, on a consolidated basis, Entergy utilized tax loss carryovers to offset the federal taxable income adjustment and did not record federal taxes payable as a result of the outcome of this uncertain tax position.

As a result of Entergy Louisiana being allowed to include part of its decommissioning liability in cost of goods sold, Entergy Louisiana and Entergy recorded a deferred tax liability of $60 million at the time the matter was agreed upon. Both Entergy Louisiana and Entergy utilized tax loss carryovers to offset the taxable income adjustment and accordingly did not record taxes payable as a result of the outcome of this uncertain tax position.

The partial disallowance of this uncertain tax position to include the decommissioning liability in cost of goods sold resulted in a $1.5 billion decrease in the balance of unrecognized tax benefits related to federal and state taxes for Entergy. Additionally, both System Energy and Entergy Louisiana recorded a reduction to their balances of unrecognized tax benefits for federal and state taxes of $461 million and $1.1 billion, respectively.

Entergy Arkansas adopted the same method of accounting for its nuclear decommissioning costs which resulted in a $1.8 billion reduction in taxable income on its 2018 tax return.

In 2016, Entergy Louisiana elected mark-to-market income tax treatment for various wholesale electric power purchase and sale agreements, including Entergy Louisiana's contract to purchase electricity from the Vidalia hydroelectric facility and from System Energy under the Unit Power Sales Agreement. The election resulted in a $2.2 billion deductible temporary difference. In 2017, Entergy New Orleans also elected mark-to-market income tax treatment for wholesale electric contracts which resulted in a $1.1 billion deductible temporary difference. In 2018, Entergy Arkansas and Entergy Mississippi accrued deductible temporary differences related to mark-to-market tax accounting for wholesale electric contracts of $2.1 billion and $1.9 billion, respectively. Additionally, in

2020, Entergy Texas elected mark-to-market income tax treatment for wholesale electric power purchase and sale agreements which resulted in a $2.5 billion deductible temporary difference.

Arkansas and Louisiana Corporate Income Tax Rate Changes

In April 2019, December 2021, and August 2022 the State of Arkansas enacted corporate income tax law changes that phased in rate reductions from the former rate of 6.5% to 6.2% in 2021, and 5.9% in 2022. The August 2022 legislation accelerated the rate reduction to 5.3% for tax years beginning on or after January 1, 2023, accelerating the rate reductions that were originally scheduled to take effect in the 2025 tax year. As a result of the 2019 rate reduction, Entergy Arkansas computed a regulatory liability for income taxes as of December 31, 2020 of approximately $21 million, which includes a tax gross-up related to the treatment of income taxes in the retail and wholesale ratemaking formulas and has been included in the appropriate rate mechanisms. Entergy Arkansas recorded incremental regulatory liabilities of $11 million and $15 million associated with the rate reductions enacted in 2021 and 2022, respectively. The Arkansas tax law enactment also phases in an increase to the net operating loss carryover period from five to ten years.

Pursuant to legislation enacted in 2021 and approved by Louisiana citizens by amendment to the state constitution, beginning January 1, 2022, federal income taxes paid will no longer be deductible for state income tax purposes, and the top Louisiana corporate income tax rate will be reduced from 8% to 7.5%. As a result of this change in Louisiana tax law, the Louisiana applicable tax rate increased by 0.85%. Accordingly, deferred tax assets and liabilities were adjusted to reflect the new applicable federal and state rates. Legislation enacted in 2021 also provides that Louisiana net operating losses generally have an indefinite carryover period.

Entergy recorded a net increase to its deferred tax asset of $27 million. Entergy Louisiana and Entergy New Orleans recorded net increases to their deferred tax liabilities before consideration of the tax gross-up of $77 million and $8 million, respectively, which were offset by regulatory assets for income taxes. Therefore, these increases had no effect on tax expense. However, the increase of deferred tax assets associated with certain assets reduced tax expense for Entergy Louisiana and Entergy New Orleans by $6 million and $2 million, respectively.

Stock Compensation

In accordance with stock compensation accounting rules, Entergy recognized excess tax deductions as a reduction of income tax expense in the first quarter 2020. Due to the vesting and exercise of certain Entergy stock-based awards, Entergy recorded a permanent tax reduction of approximately $24.7 million.

Act 293 Securitization

As described in Note 2 to the financial statements, Entergy Louisiana implemented a securitization authorized under Act 293 of the Louisiana legislature. Act 293 provides that the LURC contribute the net bond proceeds to a LURC-sponsored trust. Over the 15-year term of the Act 293 bonds, the storm trust will make distributions to Entergy Louisiana, a beneficiary of the storm trust, that will not be taxable to Entergy Louisiana. Additionally, Entergy Louisiana will not include the receipt of the system restoration charges in taxable income because the right to receive the system restoration charges has been granted directly to the LURC, and Entergy Louisiana only acts as an agent to collect those charges on behalf of the LURC.

Accordingly, the securitization provides for a tax accounting permanent difference resulting in a net reduction of income tax expense in second quarter 2022 of approximately $290 million, after taking into account a provision for uncertain tax positions, by Entergy Louisiana. Entergy's recognition of reduced income tax expense was offset by other tax charges resulting in a net reduction of income tax expense of $283 million, after taking into account a provision for uncertain tax positions.

In recognition of its obligations related to an LPSC ancillary order issued as part of the securitization regulatory proceeding, Entergy Louisiana recorded in second quarter 2022 a $224 million ($165 million net-of-tax) regulatory charge and a corresponding regulatory liability to reflect its obligation to share the benefits of the securitization with customers. See Note 2 to the financial statements for discussion of the Entergy Louisiana securitization.

NOTE 4.   REVOLVING CREDIT FACILITIES, LINES OF CREDIT, AND SHORT-TERM BORROWINGS

Entergy Corporation has in place a credit facility that has a borrowing capacity of $3.5 billion and expires in June 2027. The facility includes fronting commitments for the issuance of letters of credit against $20 million of the total borrowing capacity of the credit facility.   The commitment fee is currently 0.225% of the undrawn commitment amount. Commitment fees and interest rates on loans under the credit facility can fluctuate depending on the senior unsecured debt ratings of Entergy Corporation. The weighted average interest rate for the year ended December 31, 2022 was 2.97% on the drawn portion of the facility. Following is a summary of the borrowings outstanding and capacity available under the facility as of December 31, 2022.

Capacity	Borrowings	Letters of Credit	Capacity Available
	(In Millions)		
$3,500	$150	$3	$3,347

Entergy Corporation's credit facility requires Entergy to maintain a consolidated debt ratio, as defined, of 65% or less of its total capitalization. Entergy is in compliance with this covenant. If Entergy fails to meet this ratio, or if Entergy Corporation or one of the Registrant Subsidiaries (except Entergy New Orleans) defaults on other indebtedness or is in bankruptcy or insolvency proceedings, an acceleration of the facility maturity date may occur.

Entergy Corporation has a commercial paper program with a Board-approved program limit of up to $2 billion.   As of December 31, 2022, Entergy Corporation had $827.6 million of commercial paper outstanding. The weighted-average interest rate for the year ended December 31, 2022 was 2.09%.

Entergy Arkansas, Entergy Louisiana, Entergy Mississippi, Entergy New Orleans, and Entergy Texas each had credit facilities available as of December 31, 2022 as follows:

Company	Expiration Date	Amount of Facility	Interest Rate (a)	Amount Drawn as of December 31, 2022	Letters of Credit Outstanding as of December 31, 2022
Entergy Arkansas	April 2023	$25 million (b)	5.98%	—	—
Entergy Arkansas	June 2027	$150 million (c)	5.55%	—	—
Entergy Louisiana	June 2027	$350 million (c)	7.75%	$50 million	—
Entergy Mississippi	April 2023	$45 million (d)	5.92%	—	—
Entergy Mississippi	April 2023	$40 million (d)	5.92%	—	—
Entergy Mississippi	April 2023	$10 million (d)	5.92%	—	—
Entergy Mississippi	July 2024	$150 million	5.55%	—	—
Entergy New Orleans	June 2024	$25 million (c)	6.01%	—	—
Entergy Texas	June 2027	$150 million (c)	5.67%	—	$1.1 million

(a)   The interest rate is the estimated interest rate as of December 31, 2022 that would have been applied to outstanding borrowings under the facility.

(b)   Borrowings under this Entergy Arkansas credit facility may be secured by a security interest in its accounts receivable at Entergy Arkansas's option.

(c)   The credit facility includes fronting commitments for the issuance of letters of credit against a portion of the borrowing capacity of the facility as follows: $5 million for Entergy Arkansas; $15 million for Entergy Louisiana; $10 million for Entergy New Orleans; and $30 million for Entergy Texas.

(d)   Borrowings under the short-term Entergy Mississippi credit facilities may be secured by a security interest in its accounts receivable at Entergy Mississippi's option.

The commitment fees on the credit facilities range from 0.075% to 0.375% of the undrawn commitment amount for Entergy Arkansas, Entergy Louisiana, Entergy Mississippi, and Entergy Texas, and of the entire facility amount for Entergy New Orleans. Each of the credit facilities requires the Registrant Subsidiary borrower to maintain a debt ratio, as defined, of 65% or less of its total capitalization. Each Registrant Subsidiary is in compliance with this covenant.

In addition, Entergy Arkansas, Entergy Louisiana, Entergy Mississippi, Entergy New Orleans, and Entergy Texas each entered into an uncommitted standby letter of credit facility as a means to post collateral to support its obligations to MISO. Following is a summary of the MISO uncommitted standby letter of credit facilities as of December 31, 2022:

Company	Amount of Uncommitted Facility	Letter of Credit Fee	Letters of Credit Issued as of December 31, 2022 (a) (b)
Entergy Arkansas	$25 million	0.78%	$5.6 million
Entergy Louisiana	$125 million	0.78%	$20.0 million
Entergy Mississippi	$65 million	0.78%	$6.7 million
Entergy New Orleans	$15 million	1.625%	$1.0 million
Entergy Texas	$80 million	0.875%	$34.8 million

(a)   As of December 31, 2022, letters of credit posted with MISO covered financial transmission rights exposure of $0.2 million for Entergy Mississippi, $0.2 million for Entergy New Orleans, and $2.4 million for Entergy Texas. See Note 15 to the financial statements for discussion of financial transmission rights.

(b)   As of December 31, 2022, in addition to the $6.7 million MISO letter of credit, Entergy Mississippi has $1.0 million of non-MISO letters of credit outstanding under this facility.

The short-term borrowings of the Registrant Subsidiaries are limited to amounts authorized by the FERC. The current FERC-authorized short-term borrowing limits for Entergy Arkansas, Entergy Louisiana, Entergy Mississippi, Entergy New Orleans, Entergy Texas, and System Energy are effective through October 2023. In addition to borrowings from commercial banks, these companies may also borrow from the Entergy System money pool and from other internal short-term borrowing arrangements. The money pool and the other internal borrowing arrangements are inter-company borrowing arrangements designed to reduce the Utility subsidiaries' dependence on external short-term borrowings. Borrowings from internal and external short-term borrowings combined may not exceed the FERC-authorized limits. The following are the FERC-authorized limits for short-term borrowings and the outstanding short-term borrowings as of December 31, 2022 (aggregating both internal and external short-term borrowings) for the Registrant Subsidiaries:

	Authorized	Borrowings
	(In Millions)	
Entergy Arkansas	$250	$181
Entergy Louisiana	$450	$226
Entergy Mississippi	$200	$—
Entergy New Orleans	$150	$—
Entergy Texas	$200	$—
System Energy	$200	$—

Vermont Yankee Credit Facility (Entergy Corporation)

In January 2019, Entergy Nuclear Vermont Yankee was transferred to NorthStar and its credit facility was assumed by Entergy Assets Management Operations, LLC (formerly Vermont Yankee Asset Retirement, LLC), Entergy Nuclear Vermont Yankee's parent company that remains an Entergy subsidiary after the transfer. The credit facility has a borrowing capacity of $139 million and expires in December 2023. The commitment fee is currently 0.20% of the undrawn commitment amount. As of December 31, 2022, $139 million in cash borrowings were outstanding under the credit facility. The weighted average interest rate for the year ended December 31, 2022 was 3.19% on the drawn portion of the facility.

Variable Interest Entities (Entergy Corporation, Entergy Arkansas, Entergy Louisiana, and System Energy)

See Note 17 to the financial statements for a discussion of the consolidation of the nuclear fuel company variable interest entities (VIE). To finance the acquisition and ownership of nuclear fuel, the nuclear fuel company VIEs have credit facilities and three of the four VIEs also issue commercial paper, details of which follow as of December 31, 2022:

Company	Expiration Date	Amount of Facility	Weighted Average Interest Rate on Borrowings (a)	Amount Outstanding as of December 31, 2022
		(Dollars in Millions)		
Entergy Arkansas VIE	June 2025	$80	2.62%	$—
Entergy Louisiana River Bend VIE	June 2025	$105	2.17%	$13.1
Entergy Louisiana Waterford VIE	June 2025	$105	2.74%	$60.8
System Energy VIE	June 2025	$120	2.77%	$72.6

(a) Includes letter of credit fees and bank fronting fees on commercial paper issuances by the nuclear fuel company VIEs for Entergy Arkansas, Entergy Louisiana, and System Energy. The nuclear fuel company VIE for Entergy Louisiana River Bend does not issue commercial paper, but borrows directly on its bank credit facility.

The commitment fees on the credit facilities are 0.100% of the undrawn commitment amount for the Entergy Arkansas, Entergy Louisiana, and System Energy VIEs. Each credit facility requires the respective lessee of nuclear fuel (Entergy Arkansas, Entergy Louisiana, or Entergy Corporation as guarantor for System Energy) to maintain a consolidated debt ratio, as defined, of 70% or less of its total capitalization. Each lessee is in compliance with this covenant.

The nuclear fuel company VIEs had notes payable that are included in debt on the respective balance sheets as of December 31, 2022 as follows:

Company	Description	Amount
Entergy Arkansas VIE	3.17% Series M due December 2023	$40 million
Entergy Arkansas VIE	1.84% Series N due July 2026	$90 million
Entergy Louisiana River Bend VIE	2.51% Series V due June 2027	$70 million
Entergy Louisiana Waterford VIE	3.22% Series I due December 2023	$20 million
System Energy VIE	2.05% Series K due September 2027	$90 million

In accordance with regulatory treatment, interest on the nuclear fuel company VIEs' credit facilities, commercial paper, and long-term notes payable is reported in fuel expense.

Entergy Arkansas, Entergy Louisiana, and System Energy each has obtained financing authorization from the FERC that extend through October 2023 for issuances by their nuclear fuel company VIEs.

NOTE 5. LONG - TERM DEBT

Long-term debt for Entergy Corporation and subsidiaries as of December 31, 2022 and 2021 consisted of:

Type of Debt and Maturity	Weighted Average Interest Rate December 31, 2022	Interest Rate Ranges at December 31,		Outstanding at December 31,	
		2022	2021	2022	2021
				(In Thousands)	
Mortgage Bonds					
2022-2026	2.98%	0.62% - 4.44%	0.62% - 5.59%	$6,058,000	$6,693,000
2027-2031	2.84%	1.60%- 4.19%	1.60% - 4.19%	3,515,000	3,515,000
2032-2041	3.56%	2.35% - 4.52%	2.35% - 4.52%	2,597,000	2,597,000
2044-2066	4.15%	2.65% - 5.50%	2.65% - 5.50%	8,005,000	6,980,000
Governmental Bonds (a)					
2022-2044	2.43%	2.00% - 2.50%	2.00% - 2.5%	282,375	332,680
Securitization Bonds					
2023-2036	3.57%	2.67% - 3.697%	2.67% - 4.38%	297,363	85,234
Variable Interest Entities Notes Payable (Note 4)					
2023-2027	2.18%	1.84% - 3.22%	1.84% - 3.22%	310,000	310,000
Entergy Corporation Notes					
due July 2022	n/a	—	4.00%	—	650,000
due September 2025	n/a	0.9%	0.9%	800,000	800,000
due September 2026	n/a	2.95%	2.95%	750,000	750,000
due June 2028	n/a	1.9%	1.9%	650,000	650,000
due June 2030	n/a	2.80%	2.80%	600,000	600,000
due June 2031	n/a	2.40%	2.40%	650,000	650,000
due June 2050	n/a	3.75%	3.75%	600,000	600,000
Entergy New Orleans Unsecured Term Loan due May 2023	n/a	2.5%	2.5%	70,000	70,000
Entergy Mississippi Unsecured Term Loan due December 2023	n/a	4.082%	—	150,000	—
System Energy Term Loan due November 2023	n/a	3.721%	—	50,000	—
5 Year Credit Facility (Note 4)	n/a	2.97%	1.60%	150,000	165,000
Entergy Louisiana Credit Facility (Note 4)	n/a	7.75%	1.32%	50,000	125,000
Vermont Yankee Credit Facility (Note 4)	n/a	3.19%	1.67%	139,000	139,000
Entergy Arkansas VIE Credit Facility (Note 4)	n/a	2.62%	1.17%	—	4,800
Entergy Louisiana River Bend VIE Credit Facility (Note 4)	n/a	2.17%	1.15%	13,100	42,700
Entergy Louisiana Waterford VIE Credit Facility (Note 4)	n/a	2.74%	1.16%	60,800	39,600
System Energy VIE Credit Facility (Note 4)	n/a	2.77%	1.16%	72,600	36,100
Long-term DOE Obligation (b)	—	—	—	195,044	192,115
Grand Gulf Sale-Leaseback Obligation	n/a	—	—	34,297	34,321
Unamortized Premium and Discount - Net				960	(8,273)
Unamortized Debt Issuance Costs				(173,464)	(177,904)
Other				5,474	5,528
Total Long-Term Debt				25,932,549	25,880,901
Less Amount Due Within One Year				2,309,037	1,039,329
Long-Term Debt Excluding Amount Due Within One Year				$23,623,512	$24,841,572
Fair Value of Long-Term Debt				$22,573,837	$27,061,171

(a)   Consists of pollution control revenue bonds and environmental revenue bonds, some of which are secured by collateral mortgage bonds.

(b)   Pursuant to the Nuclear Waste Policy Act of 1982, Entergy's nuclear owner/licensee subsidiaries have contracts with the DOE for spent nuclear fuel disposal service. The contracts include a one-time fee for generation prior to April 7, 1983. Entergy Arkansas is the only Entergy company that generated electric power with nuclear fuel prior to that date and includes the one-time fee, plus accrued interest, in long-term debt.

The annual long-term debt maturities (excluding lease obligations and long-term DOE obligations) for debt outstanding as of December 31, 2022, for the next five years are as follows:

	Amount
	(In Thousands)
2023	$2,310,306
2024	$2,176,275
2025	$1,525,640
2026	$2,305,720
2027	$1,129,490

Entergy Arkansas, Entergy Louisiana, Entergy Mississippi, Entergy New Orleans, Entergy Texas, and System Energy have obtained long-term financing authorizations from the FERC that extend through October 2023. Entergy New Orleans has obtained long-term financing authorization from the City Council that extends through December 2023. Entergy Arkansas has also obtained first mortgage bond/secured financing authorization from the APSC that extends through December 2023.

Entergy Arkansas Debt Issuance

In January 2023, Entergy Arkansas issued $425 million of 5.15% Series mortgage bonds due January 2033. Entergy Arkansas expects to use the proceeds, together with other funds, to repay on or prior to maturity its $250 million of 3.05% Series mortgage bonds due June 2023 and for general corporate purposes.

Securitization Bonds

Entergy Louisiana Securitization Bonds – Little Gypsy

In August 2011 the LPSC issued a financing order authorizing the issuance of bonds to recover Entergy Louisiana's investment recovery costs associated with the canceled Little Gypsy repowering project. In September 2011, Entergy Louisiana Investment Recovery Funding I, L.L.C., a company wholly-owned and consolidated by Entergy Louisiana, issued $207.2 million of senior secured investment recovery bonds. The bonds had an interest rate of 2.04%. Although the principal amount was not due until September 2023, Entergy Louisiana Investment Recovery Funding made principal payments on the bonds in the amount of $11 million in 2021, after which the bonds were fully repaid.

Entergy New Orleans Securitization Bonds - Hurricane Isaac

In May 2015 the City Council issued a financing order authorizing the issuance of securitization bonds to recover Entergy New Orleans's Hurricane Isaac storm restoration costs of $31.8 million, including carrying costs, the costs of funding and replenishing the storm recovery reserve in the amount of $63.9 million, and approximately $3 million of up-front financing costs associated with the securitization. In July 2015, Entergy New Orleans Storm Recovery Funding I, L.L.C., a company wholly owned and consolidated by Entergy New Orleans, issued $98.7 million of storm cost recovery bonds. The bonds have a coupon of 2.67%. Although the principal amount is not due until June 2027, Entergy New Orleans Storm Recovery Funding expects to make principal payments on the bonds over the next two years in the amounts of $12.5 million for 2023 and $6.2 million for 2024, after which the bonds will be fully repaid. With the proceeds, Entergy New Orleans Storm Recovery Funding purchased from Entergy New Orleans the storm recovery property, which is the right to recover from customers through a storm recovery charge amounts sufficient to service the securitization bonds. The storm recovery property is reflected as a regulatory asset on the consolidated Entergy New Orleans balance sheet. The creditors of Entergy New Orleans do not have recourse to the assets or revenues of Entergy New Orleans Storm Recovery Funding, including the storm recovery property, and the creditors of Entergy New Orleans Storm Recovery Funding do not have recourse to the assets or revenues of Entergy New Orleans. Entergy New Orleans has no payment obligations to Entergy New Orleans Storm Recovery Funding except to remit storm recovery charge collections.

Entergy Texas Securitization Bonds - Hurricane Rita

In April 2007 the PUCT issued a financing order authorizing the issuance of securitization bonds to recover $353 million of Entergy Texas's Hurricane Rita reconstruction costs and up to $6 million of transaction costs, offset by $32 million of related deferred income tax benefits. In June 2007, Entergy Gulf States Reconstruction Funding I, LLC, a company that is now wholly-owned and consolidated by Entergy Texas, issued $329.5 million of senior secured transition bonds (securitization bonds). Although the principal amount was not due until June 2022, Entergy Gulf States Reconstruction Funding made principal payments on the bonds in the amount of $17.5 million in 2021, after which the bonds were fully repaid.

Entergy Texas Securitization Bonds - Hurricane Ike and Hurricane Gustav

In September 2009 the PUCT authorized the issuance of securitization bonds to recover $566.4 million of Entergy Texas's Hurricane Ike and Hurricane Gustav restoration costs, plus carrying costs and transaction costs, offset by insurance proceeds. In November 2009, Entergy Texas Restoration Funding, LLC (Entergy Texas Restoration Funding), a company wholly-owned and consolidated by Entergy Texas, issued $545.9 million of senior secured transition bonds (securitization bonds). Although the principal amount was not due until November 2023, Entergy Texas Restoration Funding made principal payments on the bonds in the amount of $54.3 million in 2022, after which the bonds were fully repaid.

Entergy Texas Securitization Bonds - Hurricane Laura, Hurricane Delta, and Winter Storm Uri

In January 2022 the PUCT authorized the issuance of securitization bonds to recover $242.9 million of Entergy Texas's Hurricane Laura, Hurricane Delta, and Winter Storm Uri restoration costs, plus carrying costs, plus approximately $13.3 million relating to a system restoration regulatory asset related to Hurricane Harvey, plus up-front qualified costs. In April 2022, Entergy Texas Restoration Funding II, LLC, a company wholly-owned and consolidated by Entergy Texas, issued $290.85 million of senior secured system restoration bonds (securitization bonds), as follows:

	Amount
	(In Thousands)
Senior Secured System Restoration Bonds:	
Tranche A-1 (3.051%) due December 2028	$100,000
Tranche A-2 (3.697%) due December 2036	190,850
Total senior secured system restoration bonds	$290,850

Although the principal amount of each tranche is not due until the dates given above, Entergy Texas Restoration Funding II expects to make principal payments on the securitization bonds over the next five years in the amounts of $17.8 million for 2023, $18.3 million for 2024, $18.8 million for 2025, $19.4 million for 2026, and $13.4 million for 2027 for Tranche A-1. Entergy Texas Restoration Funding II expects to begin principal payments for Tranche A-2 in 2027 with a payment of $6.6 million.

With the proceeds, Entergy Texas Restoration Funding II purchased from Entergy Texas the transition property, which is the right to recover from customers through a system restoration charge amounts sufficient to service the securitization bonds. Entergy Texas expects to use the proceeds to reduce its outstanding debt. The creditors of Entergy Texas do not have recourse to the assets or revenues of Entergy Texas Restoration Funding II, including the transition property, and the creditors of Entergy Texas Restoration Funding II do not have recourse to the assets or revenues of Entergy Texas. Entergy Texas has no payment obligations to Entergy Texas Restoration Funding II except to remit system restoration charge collections.

Grand Gulf Sale-Leaseback Transactions

In 1988, in two separate but substantially identical transactions, System Energy sold and leased back undivided ownership interests in Grand Gulf for the aggregate sum of $500 million. The initial term of the leases expired in July 2015. System Energy renewed the leases for fair market value with renewal terms expiring in July 2036. At the end of the new lease renewal terms, System Energy has the option to repurchase the leased interests in Grand Gulf or renew the leases at fair market value. In the event that System Energy does not renew or purchase the interests, System Energy would surrender such interests and their associated entitlement of Grand Gulf's capacity and energy.

System Energy is required to report the sale-leaseback as a financing transaction in its financial statements. As such, it has recognized debt for the lease obligation and retained the portion of the plant subject to the sale-leaseback on its balance sheet. For financial reporting purposes, System Energy has recognized interest expense on the debt balance and depreciation on the applicable plant balance. The lease payments are recognized as principal and interest payments on the debt balance. However, operating revenues have included the recovery of the lease payments because the transactions are accounted for as a sale and leaseback for ratemaking purposes. Consistent with a recommendation contained in a FERC audit report, System Energy initially recorded as a net regulatory asset the difference between the recovery of the lease payments and the amounts expensed for interest and depreciation and continues to record this difference as a regulatory asset or liability on an ongoing basis. The amount was a net regulatory liability of $55.6 million as of December 31, 2021. In December 2022 the regulatory liability was derecognized as a result of a FERC order which determined that sale-leaseback rent payments during the renewal terms are not recoverable. See Note 2 to the financial statements for discussion of the December 2022 FERC order related to the Grand Gulf sale-leaseback renewal complaint.

As of December 31, 2022, System Energy, in connection with the Grand Gulf sale and leaseback transactions, had future minimum lease payments that are recorded as long-term debt, as follows, which reflects the effect of the December 2013 renewal:

	Amount
	(In Thousands)
2023	$17,188
2024	17,188
2025	17,188
2026	17,188
2027	17,188
Years thereafter	154,688
Total	240,628
Less: Amount representing interest	206,330
Present value of net minimum lease payments	$34,298

NOTE 6. PREFERRED EQUITY AND NONCONTROLLING INTERESTS

In May 2021, Entergy's certificate of incorporation was amended and restated to provide authority to issue up to 1,000,000 shares of preferred stock, no par value per share, and to decrease from 500,000,000 to 499,000,000 the number of shares of common stock, par value of $0.01 per share, authorized for issuance. As of December 31, 2022 and 2021, no preferred stock has been issued.

The number of shares and units authorized and outstanding and dollar value of preferred stock, preferred membership interests, and noncontrolling interests for Entergy Corporation subsidiaries as of December 31, 2022 and 2021 are presented below.

	Shares/Units Authorized		Shares/Units Outstanding			
	2022	**2021**	**2022**	**2021**	**2022**	**2021**
Entergy Corporation						
					(Dollars in Thousands)	
Utility:						
Preferred Stock or Preferred Membership Interests without sinking fund and Noncontrolling Interests:						
Entergy Utility Holding Company, LLC, 7.5% Series (a)	110,000	110,000	110,000	110,000	$107,425	$107,425
Entergy Utility Holding Company, LLC, 6.25% Series (b)	15,000	15,000	15,000	15,000	14,366	14,366
Entergy Utility Holding Company, LLC, 6.75% Series (c)	75,000	75,000	75,000	75,000	73,370	73,370
Entergy Texas, 5.375% Series (d)	1,400,000	1,400,000	1,400,000	1,400,000	35,000	35,000
Entergy Texas, 5.10% Series (e)	150,000	150,000	—	—	—	—
Entergy Arkansas Noncontrolling Interest (f)	—	—	—	—	27,825	33,110
Entergy Louisiana Noncontrolling Interest (g)	—	—	—	—	31,735	—
Entergy Mississippi Noncontrolling Interest (h)	—	—	—	—	3,347	—
Total Utility Preferred Stock or Preferred Membership Interests without sinking fund and Noncontrolling Interests	1,750,000	1,750,000	1,600,000	1,600,000	293,068	263,271
Entergy Wholesale Commodities:						
Preferred Stock without sinking fund:						
Entergy Finance Holding, Inc. 8.75% (i)	250,000	250,000	250,000	250,000	24,249	24,249
Total Subsidiaries' Preferred Stock or Preferred Membership Interests without sinking fund and Noncontrolling Interests	2,000,000	2,000,000	1,850,000	1,850,000	$317,317	$287,520

(a)   In October 2015, Entergy Utility Holding Company, LLC issued 110,000 units of $1,000 liquidation value 7.5% Series A Preferred Membership Interests, all of which are outstanding as of December 31, 2022. The distributions are cumulative and payable quarterly. These units are redeemable on or after January 1, 2036, at Entergy Utility Holding Company, LLC's option, at the fixed redemption price of $1,000 per unit. Dollar amount outstanding is net of $2.575 million of preferred stock issuance costs.

(b)   In November 2017, Entergy Utility Holding Company, LLC issued 15,000 units of $1,000 liquidation value 6.25% Series B Preferred Membership Interests, all of which are outstanding as of December 31, 2022. The distributions are cumulative and payable quarterly. These units are redeemable on or after February 28, 2038, at Entergy Utility Holding Company, LLC's option, at the fixed redemption price of $1,000 per unit. Dollar amount outstanding is net of $634 thousand of preferred stock issuance costs.

(c) In November 2018, Entergy Utility Holding Company, LLC issued 75,000 units of $1,000 liquidation value 6.75% Series C Preferred Membership Interests, all of which are outstanding as of December 31, 2022. The distributions are cumulative and payable quarterly. These units are redeemable on or after February 28, 2039, at Entergy Utility Holding Company, LLC's option, at the fixed redemption price of $1,000 per unit. Dollar amount outstanding is net of $1.63 million of preferred stock issuance costs.

(d) In September 2019, Entergy Texas issued $35 million of 5.375% Series A Preferred Stock, a total of 1,400,000 shares with a liquidation value of $25 per share, all of which are outstanding as of December 31, 2022. The dividends are cumulative and payable quarterly. The preferred stock is redeemable on or after October 15, 2024 at Entergy Texas's option, at a fixed redemption price of $25 per share.

(e) In November 2021, Entergy Texas issued $3.75 million of 5.10% Series B Preferred Stock, a total of 150,000 shares with a liquidation value of $25 per share, all of which are outstanding and held by Entergy Corporation as of December 31, 2022. The dividends are cumulative and payable quarterly. The preferred stock is redeemable at Entergy Texas's option at a fixed redemption price of $25.50 per share prior to November 1, 2026 and at a fixed redemption price of $25 per share on or after November 1, 2026. Currently, all shares are held by Entergy Corporation.

(f) In December 2021, AR Searcy Partnership, LLC, a tax equity partnership between Entergy Arkansas and a tax equity investor, acquired the Searcy Solar facility. Entergy Arkansas, as the managing member, consolidates AR Searcy Partnership, LLC and the tax equity investor's interest is shown as noncontrolling interest in the financial statements. Entergy Arkansas uses the HLBV method of accounting for income or loss allocation to the tax equity investor's noncontrolling interest. See Note 1 to the financial statements for further discussion on the presentation of the tax equity investor's noncontrolling interest and the HLBV method of accounting.

(g) Restoration Law Trust I was established as part of the Act 293 securitization of Entergy Louisiana's Hurricane Laura, Hurricane Delta, Hurricane Zeta, and Winter Storm Uri restoration costs, as well as to establish a storm reserve to fund a portion of Hurricane Ida storm restoration costs. Restoration Law Trust I holds preferred membership interests issued by Entergy Finance Company and Entergy Finance Company is required to make annual distributions (dividends) on the preferred membership interests. These annual dividends paid on the Entergy Finance Company preferred membership interests will be distributed 1% to the LURC and 99% to Entergy Louisiana. Entergy Louisiana, as the primary beneficiary, consolidates Restoration Law Trust I and the LURC's 1% beneficial interest is shown as noncontrolling interest in the consolidated financial statements for Entergy Louisiana and Entergy. See Note 2 to the financial statements for a discussion of the Entergy Louisiana securitization.

(h) In May 2022, MS Sunflower Partnership, LLC, a tax equity partnership between Entergy Mississippi and a tax equity investor, made the initial payment for the purchase of the Sunflower Solar facility. Substantial completion of the Sunflower Solar facility was accepted by Entergy Mississippi in September 2022. Pending the remediation of certain operational issues, final payment of the purchase price is expected in first quarter 2023. Entergy Mississippi, as the managing member, consolidates MS Sunflower Partnership, LLC and the tax equity investor's interest is shown as noncontrolling interest in the consolidated financial statements for Entergy Mississippi and Entergy. Entergy Mississippi uses the HLBV method of accounting for income or loss allocation to the tax equity investor's noncontrolling interest. See Note 1 to the financial statements for further discussion on the presentation of the tax equity investor's noncontrolling interest and the HLBV method of accounting.

(i) In December 2013, Entergy Finance Holding, Inc. issued 250,000 shares of $100 par value 8.75% Series Preferred Stock, all of which are outstanding as of December 31, 2022. The dividends are cumulative and payable quarterly. The preferred stock is redeemable on or after December 16, 2023, at Entergy Finance Holding, Inc.'s option, at the fixed redemption price of $100 per share. Dollar amount outstanding is net of $751 thousand of preferred stock issuance costs.

Dividends and distributions paid on all of Entergy Corporation's subsidiaries' preferred stock and membership interests series may be eligible for the dividends received deduction.

Presentation of Preferred Stock without Sinking Fund

Accounting standards regarding noncontrolling interests and the classification and measurement of redeemable securities require the classification of preferred securities between liabilities and shareholders' equity on the balance sheet if the holders of those securities have protective rights that allow them to gain control of the board of directors in certain circumstances. These rights would have the effect of giving the holders the ability to potentially redeem their securities, even if the likelihood of occurrence of these circumstances is considered remote. The outstanding preferred stock of Entergy Texas has protective rights with respect to unpaid dividends but provides for the election of board members that would not constitute a majority of the board, and the preferred stock of Entergy Texas is therefore classified as a component of equity.

The outstanding preferred securities of Entergy Utility Holding Company (a Utility subsidiary) and Entergy Finance Holding (an Entergy Wholesale Commodities subsidiary), whose preferred holders have protective rights, are presented between liabilities and equity on Entergy's consolidated balance sheets. The preferred dividends or distributions paid by all subsidiaries are reflected for all periods presented outside of consolidated net income.

NOTE 7. COMMON EQUITY

Common Stock

Common stock and treasury stock shares activity for Entergy for 2022, 2021, and 2020 is as follows:

	2022		2021		2020	
	Common Shares Issued	**Treasury Shares**	**Common Shares Issued**	**Treasury Shares**	**Common Shares Issued**	**Treasury Shares**
Beginning Balance, January 1	271,965,510	69,312,326	270,035,180	69,790,346	270,035,180	70,886,400
Issuances:						
Equity Distribution Program	7,688,419	—	1,930,330	—	—	—
Employee Stock-Based Compensation Plans	—	(818,366)	—	(461,903)	—	(1,076,511)
Directors' Plan	—	(16,531)	—	(16,117)	—	(19,543)
Ending Balance, December 31	279,653,929	68,477,429	271,965,510	69,312,326	270,035,180	69,790,346

Entergy Corporation reissues treasury shares to meet the requirements of the Stock Plan for Outside Directors (Directors' Plan), the three equity plans of Entergy Corporation and Subsidiaries, and certain other stock benefit plans. The Directors' Plan awards to non-employee directors a portion of their compensation in the form of a fixed dollar value of shares of Entergy Corporation common stock.

In October 2010 the Board granted authority for a $500 million share repurchase program. As of December 31, 2022, $350 million of authority remains under the $500 million share repurchase program.

Dividends declared per common share were $4.10 in 2022, $3.86 in 2021, and $3.74 in 2020.

Equity Distribution Program

In January 2021, Entergy entered into an equity distribution sales agreement with several counterparties establishing an at the market equity distribution program, pursuant to which Entergy may offer and sell from time to time shares of its common stock. The sales agreement provides that, in addition to the issuance and sale of shares of Entergy common stock, Entergy may enter into forward sale agreements for the sale of its common stock. Initially, the aggregate number of shares of common stock sold under this sales agreement and under any forward sale agreement may not exceed an aggregate gross sales price of $1 billion. In May 2022, Entergy increased the aggregate gross sales price authorized under the at the market equity distribution program by $1 billion. As of December 31, 2022, an aggregate gross sales price of approximately $1,077.8 million has been sold under the at market equity distribution program.

During the year ended December 31, 2021, Entergy Corporation issued 1,930,330 shares of common stock under the at the market equity distribution program. The net sales proceeds from these shares totaled $200.8 million, which includes the gross sales price of $204.2 million received by Entergy Corporation less $1.4 million of general issuance costs and $2.0 million of aggregate compensation to the agents with respect to such sales.

In June, August, and October 2021, Entergy entered into forward sale agreements for 416,853 shares, 1,692,555 shares, and 250,743 shares of common stock, respectively. No amounts were recorded on Entergy's balance sheet with respect to the equity offering until settlements of the equity forward sale agreements occurred in November 2022. The forward sale agreements required Entergy to, at its election prior to September 29, 2023, either (i) physically settle the transactions by issuing the total of 416,853 shares, 1,692,555 shares, and 250,743 shares, respectively, of its common stock to the forward counterparties in exchange for net proceeds at the then-applicable forward sale price specified by the agreements (initially approximately $106.87, $111.16, and $100.35 per share, respectively) or (ii) net settle the transactions in whole or in part through the delivery or receipt of cash or shares. The forward sale price was subject to adjustment on a daily basis based on a floating interest rate factor and decreased by other fixed amounts specified in the agreements. In connection with the forward sale agreements, the forward seller, or its affiliates, borrowed from third parties and sold 416,853 shares, 1,692,555 shares, and 250,743 shares, respectively, of Entergy Corporation's common stock. The gross sales price of these shares totaled $45 million, $190.1 million, and $25.4 million, respectively. In connection with the sales of these shares, Entergy paid to the agents fees of $0.5 million, $1.9 million, and $0.3 million, respectively, which have not been deducted from the gross sales prices. Entergy did not receive any proceeds from such sales of borrowed shares.

Until settlement of the forward sale agreements, earnings per share dilution resulting from the agreements, if any, were determined under the treasury stock method. Share dilution occurs when the average market price of Entergy's common stock is higher than the average forward sales price. At December 31, 2021, 1,158,917 shares under the forward sale agreements were not included in the calculation of diluted earnings per share because their effect would have been antidilutive.

In March, June, and September 2022, Entergy entered into forward sale agreements for 1,538,010 shares, 2,124,086 shares, and 1,666,172 shares of common stock, respectively. No amounts were recorded on Entergy's balance sheet with respect to the equity offering until settlements of the equity forward sale agreements occurred in November 2022. The forward sale agreements required Entergy to, at its election prior to September 29, 2023 for the March 2022 agreements and prior to December 29, 2023 for the June and September agreements, either (i) physically settle the transactions by issuing the total of 1,538,010 shares, 2,124,086 shares, and 1,666,172 shares, respectively, of its common stock to the forward counterparties in exchange for net proceeds at the then-applicable forward sale price specified by the agreements (initially approximately $108.12, $116.94, and $115.46 per share, respectively) or (ii) net settle the transactions in whole or in part through the delivery or receipt of cash or shares. The forward sale price is subject to adjustment on a daily basis based on a floating interest rate factor and will decrease by other fixed amounts specified in the agreements. In connection with the forward sale agreements, the forward seller, or its affiliates, borrowed from third parties and sold 1,538,010 shares, 2,124,086 shares, and 1,666,172 shares, respectively, of Entergy Corporation's common stock. The gross sales price of these shares totaled $168 million, $250.9 million, and $194.2 million, respectively. In connection with the sales of these shares, Entergy paid to the agents fees of $1.7 million, $2.5 million, and $1.9 million, respectively, which have not been deducted from the gross sales prices. Entergy did not receive any proceeds from such sales of borrowed shares.

In November 2022, Entergy physically settled its obligations under the forward sale agreements by delivering 7,688,419 shares of common stock in exchange for cash proceeds of $853.3 million. The forward sale price used to determine the cash proceeds received by Entergy was calculated based on the initial forward sale price of $112.50 per share as adjusted in accordance with the forward sale agreements. Entergy incurred approximately $0.7 million of general issuance costs with the settlement.

Entergy used the net proceeds for general corporate purposes, which included repayment of commercial paper, outstanding loans under Entergy's revolving credit facility, and other debt.

Retained Earnings and Dividends

Entergy Corporation received dividend payments and distributions from subsidiaries totaling $301 million in 2022, $136 million in 2021, and $113 million in 2020.

Comprehensive Income

Accumulated other comprehensive income (loss) is included in the equity section of the balance sheet of Entergy. The following table presents changes in accumulated other comprehensive income (loss) for Entergy for the year ended December 31, 2022 by component:

	Cash flow hedges net unrealized gain (loss)	Pension and other postretirement liabilities	Net unrealized investment gain (loss)	Total Accumulated Other Comprehensive Income (Loss)
	(In Thousands)			
Beginning balance, January 1, 2022	($1,035)	($338,647)	$7,154	($332,528)
Other comprehensive income (loss) before reclassifications	908	112,944	(12,997)	100,855
Amounts reclassified from accumulated other comprehensive income (loss)	127	33,949	5,843	39,919
Net other comprehensive income (loss) for the period	1,035	146,893	(7,154)	140,774
Ending balance, December 31, 2022	$—	($191,754)	$—	($191,754)

The following table presents changes in accumulated other comprehensive income (loss) for Entergy for the year ended December 31, 2021 by component:

	Cash flow hedges net unrealized gain (loss)	Pension and other postretirement liabilities	Net unrealized investment gain (loss)	Total Accumulated Other Comprehensive Income (Loss)
	(In Thousands)			
Beginning balance, January 1, 2021	$28,719	($534,576)	$56,650	($449,207)
Other comprehensive income (loss) before reclassifications	1,439	130,371	(48,050)	83,760
Amounts reclassified from accumulated other comprehensive income (loss)	(31,193)	65,558	(1,446)	32,919
Net other comprehensive income (loss) for the period	(29,754)	195,929	(49,496)	116,679
Ending balance, December 31, 2021	($1,035)	($338,647)	$7,154	($332,528)

Total reclassifications out of accumulated other comprehensive income (loss) (AOCI) for Entergy for the years ended December 31, 2022 and 2021 are as follows:

	Amounts reclassified from AOCI		Income Statement Location
	2022	2021	
	(In Thousands)		
Cash flow hedges net unrealized gain (loss)			
Power contracts	$—	$39,679	Competitive business operating revenues
Interest rate swaps	(161)	(194)	Miscellaneous - net
Total realized gain (loss) on cash flow hedges	(161)	39,485	
Income taxes	34	(8,292)	Income taxes
Total realized gain (loss) on cash flow hedges (net of tax)	($127)	$31,193	
Pension and other postretirement liabilities			
Amortization of prior-service costs	$15,337	$20,947	(a)
Amortization of loss	(33,859)	(88,838)	(a)
Settlement loss	(25,321)	(16,379)	(a)
Total amortization and settlement loss	(43,843)	(84,270)	
Income taxes	9,894	18,712	Income taxes
Total amortization and settlement loss (net of tax)	($33,949)	($65,558)	
Net unrealized investment gain (loss)			
Realized gain (loss)	($9,245)	$2,289	Interest and investment income
Income taxes	3,402	(843)	Income taxes
Total realized investment gain (loss) (net of tax)	($5,843)	$1,446	
Total reclassifications for the period (net of tax)	($39,919)	($32,919)	

(a)   These accumulated other comprehensive income (loss) components are included in the computation of net periodic pension and other postretirement cost. See Note 11 to the financial statements for additional details.

NOTE 8. COMMITMENTS AND CONTINGENCIES

Entergy and the Registrant Subsidiaries are involved in a number of legal, regulatory, and tax proceedings before various courts, regulatory authorities, and governmental agencies in the ordinary course of business. While management is unable to predict with certainty the outcome of such proceedings, management does not believe that the ultimate resolution of these matters will have a material adverse effect on Entergy's results of operations, cash flows, or financial condition. Entergy discusses regulatory proceedings in Note 2 to the financial statements and discusses tax proceedings in Note 3 to the financial statements.

Vidalia Purchased Power Agreement

Entergy Louisiana has an agreement extending through the year 2031 to purchase energy generated by a hydroelectric facility known as the Vidalia project. Entergy Louisiana made payments under the contract of approximately $117.2 million in 2022, $128.5 million in 2021, and $132.7 million in 2020. If the maximum percentage (94%) of the energy is made available to Entergy Louisiana, current production projections would require estimated payments of approximately $136.9 million in 2023, and a total of $1.1 billion for the years 2024 through 2031. Entergy Louisiana currently recovers the costs of the purchased energy through its fuel adjustment clause.

In an LPSC-approved settlement related to tax benefits from the tax treatment of the Vidalia contract, Entergy Louisiana agreed to credit rates by $11 million each year for up to 10 years, beginning in October 2002. In October 2011 the LPSC approved a settlement under which Entergy Louisiana agreed to provide credits to customers by crediting billings an additional $20.235 million per year for 15 years beginning January 2012. Entergy Louisiana recorded a regulatory charge and a corresponding regulatory liability to reflect this obligation. The settlement agreement allowed for an adjustment to the credits if, among other things, there was a change in the applicable federal or state income tax rate. As a result of the enactment of the Tax Cuts and Jobs Act, in December 2017, and the lowering of the federal corporate income tax rate from 35% to 21%, the Vidalia purchased power regulatory liability was reduced by $30.5 million, with a corresponding increase to Other regulatory credits on the income statement. The effects of the Tax Cuts and Jobs Act are discussed further in Note 3 to the financial statements.

ANO Damage, Outage, and NRC Reviews

In March 2013, during a scheduled refueling outage at ANO 1, a contractor-owned and operated heavy-lifting apparatus collapsed while moving the generator stator out of the turbine building. The collapse resulted in the death of an ironworker and injuries to several other contract workers, caused ANO 2 to shut down, and damaged the ANO turbine building. The total cost of assessment, restoration of off-site power, site restoration, debris removal, and replacement of damaged property and equipment was approximately $95 million. Entergy Arkansas pursued its options for recovering damages that resulted from the stator drop, including its insurance coverage and legal action. Entergy Arkansas collected $50 million in 2014 from Nuclear Electric Insurance Limited (NEIL), a mutual insurance company that provides property damage coverage to the members' nuclear generating plants. Entergy Arkansas also collected a total of $21 million in 2018 as a result of stator-related settlements.

In addition, Entergy Arkansas incurred replacement power costs for ANO 2 power during its outage and incurred incremental replacement power costs for ANO 1 power because the outage extended beyond the originally-planned duration of the refueling outage. In February 2014 the APSC authorized Entergy Arkansas to retain the $65.9 million in its deferred fuel balance with recovery to be reviewed in a later period after more information regarding various claims associated with the ANO stator incident is available.

In March 2015, after several NRC inspections and regulatory conferences, arising from the stator incident, the NRC placed ANO into the "multiple/repetitive degraded cornerstone column," or Column 4, of the NRC's Reactor Oversight Process Action Matrix. Entergy Arkansas incurred incremental costs of approximately

$53 million in 2015 to prepare for the NRC inspections that began in early 2016 in order to address the issues required to move ANO back to "licensee response" or Column 1 of the NRC's Reactor Oversight Process Action Matrix. Excluding remediation and response costs that resulted from the additional NRC inspection activities, Entergy Arkansas incurred approximately $44 million in 2016 and $7 million in 2017 in support of NRC inspection activities and to implement Entergy Arkansas's performance improvement initiatives developed in 2015. In June 2018 the NRC moved ANO 1 and 2 into the "licensee response column," or Column 1, of the NRC's Reactor Oversight Process Action Matrix.

In July 2017, Entergy Arkansas filed for a change in rates pursuant to its formula rate plan rider. In that proceeding, the APSC approved a settlement agreement agreed upon by the parties, including a provision that requires Entergy Arkansas to initiate a regulatory proceeding for the purpose of recovering funds currently withheld from rates and related to the stator incident, including the $65.9 million of deferred fuel and purchased energy costs and costs related to the incremental oversight previously noted, subject to certain timelines and conditions set forth in the settlement agreement, including the resolution of civil litigation currently pending regarding the stator incident by the Circuit Court of Pope County, Arkansas. A trial date was established by the circuit court for March 1, 2023, but has been continued.

In December 2022 the APSC approved Entergy Arkansas's request for an additional extension of the deadline for initiating a regulatory proceeding for the purpose of recovering funds related to the stator incident to no later than sixty days after the circuit court issues a final order in the civil litigation proceedings.

Spent Nuclear Fuel Litigation

Under the Nuclear Waste Policy Act of 1982, the DOE is required, for a specified fee, to construct storage facilities for, and to dispose of, all spent nuclear fuel and other high-level radioactive waste generated by domestic nuclear power reactors. Entergy's nuclear owner/licensee subsidiaries have been charged fees for the estimated future disposal costs of spent nuclear fuel in accordance with the Nuclear Waste Policy Act of 1982. The affected Entergy companies entered into contracts with the DOE, whereby the DOE is to furnish disposal services at a cost of one mill per net kWh generated and sold after April 7, 1983, plus a one-time fee for generation prior to that date. Entergy considers all costs incurred for the disposal of spent nuclear fuel, except accrued interest, to be proper components of nuclear fuel expense. Provisions to recover such costs have been or will be made in applications to regulatory authorities for the Utility plants. Following the defunding of the Yucca Mountain spent fuel repository program, the National Association of Regulatory Utility Commissioners and others sued the government seeking cessation of collection of the one mill per net kWh generated and sold after April 7, 1983 fee. In November 2013 the D.C. Circuit Court of Appeals ordered the DOE to submit a proposal to Congress to reset the fee to zero until the DOE complies with the Nuclear Waste Policy Act or Congress enacts an alternative waste disposal plan. In January 2014 the DOE submitted the proposal to Congress under protest, and also filed a petition for rehearing with the D.C. Circuit. The petition for rehearing was denied. The zero spent fuel fee went into effect prospectively in May 2014.

Because the DOE has not begun accepting spent fuel, it is in non-compliance with the Nuclear Waste Policy Act of 1982 and has breached its spent fuel disposal contracts. As a result of the DOE's failure to begin disposal of spent nuclear fuel in 1998 pursuant to the Nuclear Waste Policy Act of 1982 and the spent fuel disposal contracts, Entergy's nuclear owner/licensee subsidiaries have incurred and will continue to incur damages. Beginning in November 2003 these subsidiaries have pursued litigation to recover the damages caused by the DOE's delay in performance. Following are details of final judgments recorded by Entergy in 2020, 2021, and 2022 related to Entergy's nuclear owner licensee subsidiaries' litigation with the DOE.

In December 2019 the DOE submitted an offer of judgment to resolve claims in the third round ANO damages case. The $80 million offer was accepted by Entergy Arkansas, and the U.S. Court of Federal Claims issued a judgment in that amount in favor of Entergy Arkansas and against the DOE. The effects in 2019 of recording the judgment were reductions to plant, nuclear fuel expense, other operation and maintenance expense, depreciation expense, and taxes other than income taxes. Entergy Arkansas received payment from the U.S. Treasury in January 2020.

In December 2019 the Entergy FitzPatrick Properties (formerly Entergy Nuclear FitzPatrick) and the DOE entered into a settlement agreement and the U.S. Court of Federal Claims issued a judgment in the amount of $7 million in favor of Entergy FitzPatrick Properties against the DOE in the second round FitzPatrick damages case. The effect in 2019 of recording the judgment was a reduction to asset write-offs, impairments, and related charges (credits). Entergy received payment from the U.S. Treasury in January 2020.

In April 2020 the U.S. Court of Federal Claims issued a final judgment in the amount of $33 million in favor of Entergy Louisiana against the DOE in the second round Waterford 3 damages case. Entergy Louisiana received payment from the U.S. Treasury in June 2020. The effects of recording the judgment were reductions to plant, nuclear fuel expense, and other operation and maintenance expense. The Waterford 3 damages awarded included $20 million related to costs previously recorded as nuclear fuel expense, $8 million related to costs previously recorded as other operation and maintenance expenses, and $5 million in costs previously recorded as plant.

In October 2020 the U.S. Court of Federal Claims issued a final judgment in the amount of $40.5 million in favor of System Energy and against the DOE in the third round Grand Gulf damages case. System Energy received payment from the U.S. Treasury in December 2020. The effects of recording the judgment were reductions to plant, nuclear fuel expense, and other operation and maintenance expense. The amounts of Grand Gulf damages awarded related to System Energy's 90% ownership of Grand Gulf included $5 million related to costs previously recorded as plant, $21 million related to costs previously recorded as nuclear fuel expense, and $10 million related to costs previously recorded as other operation and maintenance expense.

In January 2021 the U.S. Court of Federal Clams issued a final judgment in the amount of $23 million in favor of Entergy Nuclear Palisades and against the DOE in the second round Palisades damages case. Entergy received payment from the U.S. Treasury in February 2021. The effects of recording the judgment were reductions to plant, other operation and maintenance expense, and taxes other than income taxes. The Palisades damages awarded included $16 million related to costs previously recorded as plant and $7 million related to costs previously recorded as other operation and maintenance expenses. Of the $16 million previously capitalized, Entergy recorded $9 million as a reduction to previously-recorded depreciation expense.

In August 2021 the U.S. Court of Federal Claims issued a final judgment in the amount of $37.6 million in favor of Holtec Pilgrim, LLC against the DOE in the third round Pilgrim damages case. Holtec Pilgrim, LLC received the payment from the U.S. Treasury in September 2021. The judgment proceeds were subsequently transferred to Entergy pursuant to the terms of the Pilgrim sale. The receipt of the proceeds was recorded as a deferred credit because Entergy has an indemnity obligation to Holtec related to pre-sale DOE litigation involving Pilgrim that remains outstanding.

In August 2021 the U.S. Court of Federal Claims issued a final judgment in the amount of $21 million in favor of Entergy Louisiana against the DOE in the third round River Bend damages case. Entergy Louisiana received the payment from the U.S. Treasury in September 2021. The effects of recording the judgment were reductions to plant, nuclear fuel expense, and other operation and maintenance expense. The River Bend damages awarded included $9 million in costs previously capitalized, $8 million related to costs previously recorded as nuclear fuel expense, and $4 million related to costs previously recorded as other operation and maintenance expense.

In October 2021 the U.S. Court of Federal Claims issued a final judgment in the amount of $83 million in favor of Entergy Nuclear Indian Point 2, LLC and Entergy Nuclear Indian Point 3, LLC against the DOE in the Indian Point Unit 2 third round and Unit 3 second round combined damages case. Entergy received payment from the U.S. Treasury in January 2022. The effect in 2021 of recording the judgment was a reduction to asset write-offs, impairments, and related charges (credits). The damages awarded included $32 million related to costs previously recorded as plant, $47 million related to costs previously recorded as other operation and maintenance expenses, and $4 million related to costs previously recorded as taxes other than income taxes.

Management cannot predict the timing or amount of any potential recoveries on other claims filed by Entergy subsidiaries and cannot predict the timing of any eventual receipt from the DOE of the U.S. Court of Federal Claims damage awards.

Nuclear Insurance

Third Party Liability Insurance

The Price-Anderson Act requires that reactor licensees purchase insurance and participate in a secondary insurance pool that provides insurance coverage for the public in the event of a nuclear power plant accident. The costs of this insurance are borne by the nuclear power industry. Congress amended and renewed the Price-Anderson Act in 2005 for a term through 2025. The Price-Anderson Act requires nuclear power plants to show evidence of financial protection in the event of a nuclear accident. This protection must consist of two layers of coverage:

1. The primary level is private insurance underwritten by American Nuclear Insurers (ANI) and provides public liability insurance coverage of $450 million for each operating reactor. If this amount is not sufficient to cover claims arising from an accident, the second level, Secondary Financial Protection, applies.

2. Secondary Financial Protection: Currently, 96 nuclear reactors participate in the Secondary Financial Protection program, which provides approximately $13 billion in secondary layer insurance coverage to compensate the public in the event of a nuclear power reactor accident. The Price-Anderson Act provides that all potential liability for a nuclear accident is limited to the amounts of insurance coverage available under the primary and secondary layers.

   Within the Secondary Financial Protection program, each nuclear reactor has a contingent obligation to pay a retrospective premium, equal to its proportionate share of the loss in excess of the primary level, regardless of proximity to the incident or fault, up to a maximum of approximately $137.6 million per reactor per incident (Entergy's maximum total contingent obligation per incident is $688 million). This retrospective premium is assessable at approximately $21 million per year per incident per nuclear power reactor.

3. Total insurance coverage available is approximately $13.7 billion, among the primary ANI coverage and the Secondary Financial Protection program, to respond to a nuclear power plant accident that causes third-party damages (e.g., off-site property and environmental damage, off-site bodily injury, and on-site third-party bodily injury (i.e., contractors)). These coverages also respond to an accident caused by terrorism.

Entergy Arkansas and Entergy Louisiana each have two licensed reactors. System Energy has one licensed reactor (10% of Grand Gulf is owned by a non-affiliated company (Cooperative Energy) that would share on a pro-rata basis in any retrospective premium assessment to System Energy under the Price-Anderson Act).

Property Insurance

Entergy's nuclear owner/licensee subsidiaries are members of NEIL, a mutual insurance company that provides property damage coverage, including decontamination and reactor stabilization, to the members' nuclear generating plants. The property damage insurance limits procured by Entergy for its Utility plants are in compliance with the financial protection requirements of the NRC.

The Utility plants' (ANO 1 and 2, Grand Gulf, River Bend, and Waterford 3) property damage insurance limits are $1.06 billion per occurrence at each plant. The nuclear property deductible is $20 million per site at the Utility plants, except for earth movement, flood, and windstorm. Property damage from earth movement is excluded from the first $500 million in coverage for all Utility plants. Property damage from flood is excluded from the first $500 million in coverage at ANO 1 and 2 and Grand Gulf. Property damage from flood for Waterford 3 and River Bend includes a deductible of $10 million plus an additional 10% of the amount of the loss in excess of $10 million, up to a maximum deductible of $50 million. Property damage from a windstorm for all of the Utility nuclear plants includes a deductible of $10 million plus an additional 10% of the amount of the loss in excess of $10 million, up to a total maximum deductible of $50 million.

In addition, Waterford 3 and Grand Gulf are also covered under NEIL's Accidental Outage Coverage program. Accidental outage coverage provides indemnification for the actual cost incurred in the event of an unplanned outage resulting from property damage covered under the NEIL Primary Property Insurance policy, subject to a deductible period. The indemnification for the actual cost incurred is based on market power prices at the time of the loss. After the deductible period has passed, weekly indemnities for an unplanned nuclear outage, covered under NEIL's Accidental Outage Coverage program, would be paid according to the amounts listed below:

- 100% of the weekly indemnity for each week for the first payment period of 52 weeks; then
- 80% of the weekly indemnity for each week for the second payment period of 52 weeks; and thereafter
- 80% of the weekly indemnity for an additional 58 weeks for the third and final payment period.

Under the property damage and accidental outage insurance programs, all NEIL insured plants could be subject to assessments should losses exceed the accumulated funds available from NEIL. Effective January 1, 2023, the maximum amounts of such possible assessments per occurrence were as follows:

	Assessments
	(In Millions)
Utility:	
Entergy Arkansas	$19.2
Entergy Louisiana	$36.1
Entergy Mississippi	$0.1
Entergy New Orleans	$0.1
Entergy Texas	N/A
System Energy	$14.6

NRC regulations provide that the proceeds of this insurance must be used, first, to render the reactor safe and stable, and second, to complete decontamination operations. Only after proceeds are dedicated for such use and regulatory approval is secured would any remaining proceeds be made available for the benefit of plant owners or their creditors.

In the event that one or more acts of terrorism causes property damage from a nuclear event under one or more or all nuclear insurance policies issued by NEIL (including, but not limited to, those described above) within 12 months from the date the first property damage occurs, the maximum recovery under all such nuclear insurance policies shall be an aggregate not exceeding $3.24 billion plus the additional amounts recovered for such losses from reinsurance, indemnity, and any other sources applicable to such losses.

Non-Nuclear Property Insurance

Entergy's non-nuclear property insurance program provides coverage on a system-wide basis for Entergy's non-nuclear assets. The insurance program provides coverage for property damage up to $400 million per occurrence in excess of a $20 million self-insured retention except for property damage caused by the following: earthquake shock, flood, and named windstorm, including associated storm surge. For earthquake shock and flood, the insurance program provides coverage up to $400 million on an annual aggregate basis in excess of a $40 million self-insured retention. For named windstorm and associated storm surge, the insurance program provides coverage up to $125 million on an annual aggregate basis in excess of a $40 million self-insured retention. The coverage provided by the insurance program for the Entergy New Orleans gas distribution system is limited to $50 million per occurrence and is subject to the same annual aggregate limits and retentions listed above for earthquake shock, flood, and named windstorm, including associated storm surge.

Covered property generally includes power plants, substations, facilities, inventories, and gas distribution-related properties. Excluded property generally includes transmission and distribution lines, poles, and towers. For substations valued at $5 million or less, coverage for named windstorm and associated storm surge is excluded. This coverage is in place for Entergy Corporation, the Registrant Subsidiaries, and certain other Entergy subsidiaries. Entergy also purchases $400 million in terrorism insurance coverage for its conventional property.

Employment and Labor-related Proceedings

The Registrant Subsidiaries and other Entergy subsidiaries and related entities are responding to various lawsuits in both state and federal courts and to other labor-related proceedings filed by current and former employees, recognized bargaining representatives, and certain third parties. Generally, the amount of damages being sought is not specified in these proceedings. These actions may include, but are not limited to, allegations of wrongful employment actions; wage disputes and other claims under the Fair Labor Standards Act or its state counterparts; claims of race, gender, age, and disability discrimination; disputes arising under collective bargaining agreements; unfair labor practice proceedings and other administrative proceedings before the National Labor Relations Board or concerning the National Labor Relations Act; claims of retaliation; claims of harassment and hostile work environment; and claims for or regarding benefits under various Entergy Corporation-sponsored employee benefit plans. Entergy and the Registrant Subsidiaries and related entities are responding to these lawsuits and proceedings and deny liability to the claimants. Management believes that loss exposure has been and will continue to be handled so that the ultimate resolution of these matters will not be material, in the aggregate, to the financial position, results of operation, or cash flows of Entergy or the Utility operating companies.

Grand Gulf - Related Agreements

Unit Power Sales Agreement

System Energy has agreed to sell all of its share of capacity and energy from Grand Gulf to Entergy Arkansas, Entergy Louisiana, Entergy Mississippi, and Entergy New Orleans in accordance with specified percentages (Entergy Arkansas-36%, Entergy Louisiana-14%, Entergy Mississippi-33%, and Entergy New Orleans-17%) as ordered by the FERC. Charges under this agreement are paid in consideration for the purchasing companies' respective entitlement to receive capacity and energy and are payable irrespective of the quantity of energy delivered. In December 2016 the NRC granted the extension of Grand Gulf's operating license to 2044. Monthly obligations are based on actual capacity and energy costs. The average monthly payments for 2022 under the agreement were approximately $19.8 million for Entergy Arkansas, $7.8 million for Entergy Louisiana, $17.7 million for Entergy Mississippi, and $9.5 million for Entergy New Orleans. See Note 2 to the financial statements for discussion of the complaints filed with the FERC against System Energy seeking a reduction in the return on equity component of the Unit Power Sales Agreement and other complaints filed with the FERC regarding the rates charged by System Energy under the System Agreement.

Availability Agreement

Entergy Arkansas, Entergy Louisiana, Entergy Mississippi, and Entergy New Orleans are individually obligated to make payments or subordinated advances to System Energy in accordance with stated percentages (Entergy Arkansas-17.1%, Entergy Louisiana-26.9%, Entergy Mississippi-31.3%, and Entergy New Orleans-24.7%) in amounts that, when added to amounts received under the Unit Power Sales Agreement or otherwise, are adequate to cover all of System Energy's operating expenses as defined, including an amount sufficient to amortize the cost of Grand Gulf 2 over 27 years (See Reallocation Agreement terms below) and expenses incurred in connection with a permanent shutdown of Grand Gulf. System Energy has assigned its rights to payments and advances to certain creditors as security for certain of its debt obligations. Since commercial operation of Grand Gulf began, payments under the Unit Power Sales Agreement have exceeded the amounts payable under the Availability Agreement. Accordingly, no payments under the Availability Agreement have ever been required. If Entergy Arkansas or Entergy Mississippi fails to make its Unit Power Sales Agreement payments, and System Energy is unable to obtain funds from other sources, Entergy Louisiana and Entergy New Orleans could become subject to claims or demands by System Energy or certain of its creditors for payments or advances under the Availability Agreement (or the assignments thereof) equal to the difference between their required Unit Power Sales Agreement payments and their required Availability Agreement payments.

Reallocation Agreement

System Energy, Entergy Arkansas, Entergy Louisiana, Entergy Mississippi, and Entergy New Orleans entered into the Reallocation Agreement relating to the sale of capacity and energy from Grand Gulf and the related costs, in which Entergy Louisiana, Entergy Mississippi, and Entergy New Orleans agreed to assume all of Entergy Arkansas's responsibilities and obligations with respect to Grand Gulf under the Availability Agreement. The FERC's decision allocating a portion of Grand Gulf capacity and energy to Entergy Arkansas supersedes the Reallocation Agreement as it relates to Grand Gulf. Responsibility for any Grand Gulf 2 amortization amounts has been individually allocated (Entergy Louisiana-26.23%, Entergy Mississippi-43.97%, and Entergy New Orleans-29.80%) under the terms of the Reallocation Agreement. However, the Reallocation Agreement does not affect Entergy Arkansas's obligation to System Energy's lenders under the assignments referred to in the preceding paragraph. Entergy Arkansas would be liable for its share of such amounts if Entergy Louisiana, Entergy Mississippi, and Entergy New Orleans were unable to meet their contractual obligations. No payments of any amortization amounts will be required so long as amounts paid to System Energy under the Unit Power Sales Agreement, including other funds available to System Energy, exceed amounts required under the Availability Agreement, which is expected to be the case for the foreseeable future.

NOTE 9. ASSET RETIREMENT OBLIGATIONS

Accounting standards require companies to record liabilities for all legal obligations associated with the retirement of long-lived assets that result from the normal operation of the assets. For Entergy, substantially all of its asset retirement obligations consist of its liability for decommissioning its nuclear power plants. In addition, an insignificant amount of removal costs associated with non-nuclear power plants is also included in the decommissioning and asset retirement costs line item on the balance sheets.

These liabilities are recorded at their fair values (which are the present values of the estimated future cash outflows) in the period in which they are incurred, with an accompanying addition to the recorded cost of the long-lived asset. The asset retirement obligation is accreted each year through a charge to expense, to reflect the time value of money for this present value obligation. The accretion will continue through the completion of the asset retirement activity. The amounts added to the carrying amounts of the long-lived assets will be depreciated over the useful lives of the assets. The application of accounting standards related to asset retirement obligations is earnings neutral to the rate-regulated business of the Registrant Subsidiaries.

In accordance with ratemaking treatment and as required by regulatory accounting standards, the depreciation provisions for the Registrant Subsidiaries include a component for removal costs that are not asset retirement obligations under accounting standards. In accordance with regulatory accounting principles, the Registrant Subsidiaries have recorded regulatory assets (liabilities) in the following amounts to reflect their estimates of the difference between estimated incurred removal costs and estimated removal costs expected to be recovered in rates:

	December 31,	
	2022	**2021**
	(In Millions)	
Entergy Arkansas	$267.1	$224.3
Entergy Louisiana	$418.8	$848.2
Entergy Mississippi	$159.4	$136.8
Entergy New Orleans	$56.3	$91.7
Entergy Texas	$62.9	$98.1
System Energy	$94.4	$89.7

As of December 31, 2022 and 2021, the regulatory asset for removal costs for the Utility operating companies includes amounts related to storm restoration costs. See Note 2 to the financial statements for further discussion of storm restoration costs and requested recovery.

The cumulative decommissioning and retirement cost liabilities and expenses recorded in 2022 and 2021 by Entergy were as follows:

	Liabilities as of December 31, 2021	**Accretion**	**Change in Cash Flow Estimate**	**Spending**	**Dispositions**	**Liabilities as of December 31, 2022**
	(In Millions)					
Entergy	$4,757.1	$236.0	($0.5)	($13.3)	($707.8)	$4,271.5
Utility						
Entergy Arkansas	$1,390.4	$82.3	$—	$—	$—	$1,472.7
Entergy Louisiana	$1,653.2	$84.1	$2.8	($3.3)	$—	$1,736.8
Entergy Mississippi	$10.3	$0.6	$—	($3.1)	$—	$7.8
Entergy New Orleans	$4.0	$0.1	$—	($4.1)	$—	$—
Entergy Texas	$8.5	$0.5	$2.1	$—	$—	$11.1
System Energy	$1,007.6	$40.2	($5.4)	$—	$—	$1,042.5
Entergy Wholesale Commodities						
Big Rock Point	$42.0	$2.0	$—	($1.2)	($42.8) (a)	$—
Palisades	$640.4	$31.0	$—	($1.6)	($669.8) (a)	$—
Other (b)	$0.6	$—	$—	$—	$—	$0.6

	Liabilities as of December 31, 2020	Accretion	Spending	Dispositions	Liabilities as of December 31, 2021
			(In Millions)		
Entergy	$6,469.5	$317.9	($33.2)	($1,997.1)	$4,757.1
Utility					
Entergy Arkansas	$1,314.2	$77.7	$—	($1.5)	$1,390.4
Entergy Louisiana	$1,573.3	$79.9	$—	$—	$1,653.2
Entergy Mississippi	$9.8	$0.5	$—	$—	$10.3
Entergy New Orleans	$3.8	$0.2	$—	$—	$4.0
Entergy Texas	$8.1	$0.4	$—	$—	$8.5
System Energy	$968.9	$38.7	$—	$—	$1,007.6
Entergy Wholesale Commodities					
Big Rock Point	$41.1	$3.4	($2.5)	$—	$42.0
Indian Point 1	$246.6	$8.8	($1.3)	($254.1) (a)	$—
Indian Point 2	$839.8	$28.9	($25.1)	($843.6) (a)	$—
Indian Point 3	$869.4	$29.1	($0.6)	($897.9) (a)	$—
Palisades	$594.1	$50.1	($3.8)	$—	$640.4
Other (b)	$0.5	$0.1	$—	$—	$0.6

(a) See Note 14 to the financial statements for discussion of the sale of the Indian Point Energy Center in May 2021 and the sale of Palisades in June 2022.

(b) See "**Coal Combustion Residuals**" below for additional discussion regarding the asset retirement obligations related to coal combustion residuals management.

Nuclear Plant Decommissioning

Entergy periodically reviews and updates estimated decommissioning costs. The actual decommissioning costs may vary from the estimates because of the timing of plant decommissioning, regulatory requirements, changes in technology, and increased costs of labor, materials, and equipment.

In the third quarter 2022, System Energy recorded a revision to its estimated decommissioning cost liability for Grand Gulf as a result of a revised decommissioning cost study. The revised estimate resulted in a $5.4 million reduction in its decommissioning cost liability, along with a corresponding reduction in the related asset retirement obligation cost asset that will be depreciated over the remaining life of the unit.

NRC Filings Regarding Trust Funding Levels

Plant owners are required to provide the NRC with a biennial report (annually for units that have shut down or will shut down within five years), based on values as of December 31, addressing the owners' ability to meet the NRC minimum funding levels. Depending on the value of the trust funds, plant owners may be required to take steps, such as providing financial guarantees through letters of credit or parent company guarantees or making additional contributions to the trusts, to ensure that the trusts are adequately funded and that NRC minimum funding requirements are met.

As nuclear plants individually approach and begin decommissioning, filings will be submitted to the NRC for planned shutdown activities. These filings with the NRC also determine whether financial assurance may be required in addition to the nuclear decommissioning trust fund.

Coal Combustion Residuals

In June 2010 the EPA issued a proposed rule on coal combustion residuals (CCRs) that contained two primary regulatory options: (1) regulating CCRs destined for disposal in landfills or received (including stored) in surface impoundments as so-called "special wastes" under the hazardous waste program of Resource Conservation and Recovery Act (RCRA) Subtitle C; or (2) regulating CCRs destined for disposal in landfills or surface impoundments as non-hazardous wastes under Subtitle D of RCRA. Under both options, CCRs that are beneficially reused in certain processes would remain excluded from hazardous waste regulation. In April 2015 the EPA published the final CCR rule with the material being regulated under the second scenario presented above - as non-hazardous wastes regulated under RCRA Subtitle D. The final regulations create new compliance requirements including modified storage, new notification and reporting practices, product disposal considerations, and CCR unit closure criteria. Entergy believes that on-site disposal options will be available at its facilities, to the extent needed for CCR that cannot be transferred for beneficial reuse. In December 2016 the Water Infrastructure Improvements for the Nation Act (WIIN Act) was signed into law, which authorizes states to regulate coal ash rather than leaving primary enforcement to citizen suit actions. States may submit to the EPA proposals for permit programs.

In the third quarter 2022, revisions to the Big Cajun 2 coal combustion residuals asset retirement obligations were made as a result of revised closure and post-closure cost estimates. The revised estimates resulted in increases of $2.8 million at Entergy Louisiana and $2.1 million at Entergy Texas in decommissioning cost liabilities, along with corresponding increases in related asset retirement obligations cost assets that will be depreciated over the remaining useful life of the unit.

NOTE 10. LEASES

As of December 31, 2022 and 2021, Entergy held operating and finance leases for fleet vehicles used in operations, real estate, and aircraft. Excluded are power purchase agreements not meeting the definition of a lease, nuclear fuel leases, and the Grand Gulf sale-leaseback which were determined not to be leases under the accounting standards.

Leases have remaining terms of one year to 58 years. Real estate leases generally include at least one five-year renewal option; however, renewal is not typically considered reasonably certain unless Entergy or a Registrant Subsidiary makes significant leasehold improvements or other modifications that would hinder its ability to easily move. In certain of the lease agreements for fleet vehicles used in operations, Entergy and the Registrant Subsidiaries provide residual value guarantees to the lessor. Due to the nature of the agreements and Entergy's continuing relationship with the lessor, however, Entergy and the Registrant Subsidiaries expect to renegotiate or refinance the leases prior to conclusion of the lease. As such, Entergy and the Registrant Subsidiaries do not believe it is probable that they will be required to pay anything pertaining to the residual value guarantee, and the lease liabilities and right-of-use assets are measured accordingly.

Entergy incurred the following total lease costs for the years ended December 31, 2022 and 2021:

	2022	2021
	(In Thousands)	
Operating lease cost	$65,463	$69,067
Finance lease cost:		
Amortization of right-of-use assets	$13,493	$12,483
Interest on lease liabilities	$2,702	$2,845

Of the lease costs disclosed above, Entergy had $5.4 million and $2.8 million in short-term leases costs for the years ended December 31, 2022 and 2021, respectively.

The lease costs for the years ended December 31, 2022 and 2021 disclosed above materially approximate the cash flows used by Entergy for leases with all costs included within operating activities on the respective Statements of Cash Flows, except for the finance lease costs which are included in financing activities.

Entergy has elected to account for short-term leases in accordance with policy options provided by accounting guidance; therefore, there are no related lease liabilities or right-of-use assets for the costs recognized above by Entergy in the table below.

Included within Property, Plant, and Equipment on Entergy's consolidated balance sheet at December 31, 2022 and 2021 are $191 million and $212 million related to operating leases, respectively, and $64 million and $67 million related to finance leases, respectively.

The following lease-related liabilities are recorded within the respective Other lines on Entergy's consolidated balance sheet as of December 31, 2022 and 2021:

	2022	2021
	(In Thousands)	
Current liabilities:		
Operating leases	$56,566	$59,437
Finance leases	$13,824	$12,988
Non-current liabilities:		
Operating leases	$134,886	$152,363
Finance leases	$54,875	$59,320

The following information contains the weighted average remaining lease term in years and the weighted average discount rate for the operating and finance leases of Entergy at December 31, 2022 and 2021:

	2022	2021
Weighted average remaining lease terms:		
Operating leases	4.32	4.44
Finance leases	5.63	6.18
Weighted average discount rate:		
Operating leases	3.61 %	3.37 %
Finance leases	3.95 %	3.96 %

Maturity of the lease liabilities for Entergy as of December 31, 2022 are as follows:

	Operating Leases	Finance Leases
	(In Thousands)	
2023	$62,058	$16,201
2024	53,807	14,876
2025	38,379	13,464
2026	26,671	11,581
2027	16,563	9,254
Years thereafter	9,171	11,091
Minimum lease payments	206,649	76,467
Less: amount representing interest	15,197	7,768
Present value of net minimum lease payments	$191,452	$68,699

In allocating consideration in lease contracts to the lease and non-lease components, Entergy has made the accounting policy election to combine lease and non-lease components related to fleet vehicles used in operations, fuel storage agreements, and purchased power agreements and to allocate the contract consideration to both lease and non-lease components for real estate leases.

NOTE 11. RETIREMENT, OTHER POSTRETIREMENT BENEFITS, AND DEFINED CONTRIBUTION PLANS

Qualified Pension Plans

Entergy has seven defined benefit qualified pension plans, including the Entergy Corporation Retirement Plan for Non-Bargaining Employees (Non-Bargaining Plan I), the Entergy Corporation Retirement Plan for Bargaining Employees (Bargaining Plan I), the Entergy Corporation Retirement Plan II for Non-Bargaining Employees, the Entergy Corporation Retirement Plan II for Bargaining Employees, the Entergy Corporation Retirement Plan III (Plan III), the Entergy Corporation Retirement Plan IV for Bargaining Employees, and the Entergy Corporation Cash Balance Plan for Bargaining Employees (Bargaining Cash Balance Plan). The Entergy Corporation Cash Balance Plan for Non-Bargaining Employees (Non-Bargaining Cash Balance Plan) was merged with and into Non-Bargaining Plan I effective January 1, 2022. The Registrant Subsidiaries participate in these four plans: Non-Bargaining Plan I, Bargaining Plan I, Plan III, and Bargaining Cash Balance Plan. Non-bargaining and bargaining employees whose most recent date of hire was prior to June 30, 2014 (or such later date provided for in their applicable collective bargaining agreement) participate in a noncontributory final average pay formula that provides pension benefits based on the employee's credited service and compensation during employment. Non-bargaining and bargaining employees whose most recent date of hire is after June 30, 2014 and before January 1, 2021 (or such later date provided for in their applicable collective bargaining agreement) do not participate in a final average pay formula, but instead participate in a cash balance formula. Effective January 1, 2021, the Non-Bargaining Cash Balance Plan and Bargaining Cash Balance Plan were amended to close participation in the plan to those employees whose most recent hire date is after December 31, 2020 (or such later date provided for in their applicable collective bargaining agreement). Employees hired after this date instead may be eligible to participate in and receive a discretionary employer contribution under an Entergy sponsored tax-qualified defined contribution plan that includes a 401(k) feature.

The assets of the seven defined benefit qualified pension plans are held in a master trust established by Entergy. Each pension plan has an undivided beneficial interest in each of the investment accounts in the master trust that is maintained by a trustee. Use of the master trust permits the commingling of the trust assets of the pension plans of Entergy Corporation and its Registrant Subsidiaries for investment and administrative purposes. Although assets in the master trust are commingled, the trustee maintains supporting records for the purpose of allocating the trust level equity in net earnings (loss) and the administrative expenses of the investment accounts in the trust to the various participating pension plans in the trust. The fair value of the trust's assets is determined by the trustee and certain investment managers. The trustee calculates a daily earnings factor, including realized and unrealized gains or losses, collected and accrued income, and administrative expenses, and allocates earnings to each plan in the master trust on a pro rata basis.

Within each pension plan, the record of each Registrant Subsidiary's beneficial interest in the plan assets is maintained by the plan's actuary and is updated quarterly. Assets for each Registrant Subsidiary are increased for investment net income and contributions and are decreased for benefit payments. A plan's investment net income/ loss (i.e., interest and dividends, realized and unrealized gains and losses and expenses) is allocated to the Registrant Subsidiaries participating in that plan based on the value of assets for each Registrant Subsidiary at the beginning of the quarter adjusted for contributions and benefit payments made during the quarter.

Entergy Corporation and its subsidiaries fund pension plans in an amount not less than the minimum required contribution under the Employee Retirement Income Security Act of 1974, as amended, and the Internal Revenue Code of 1986, as amended. The assets of the plans include common and preferred stocks, fixed-income securities, interest in a money market fund, and insurance contracts. The Registrant Subsidiaries' pension costs are recovered from customers as a component of cost of service in each of their respective jurisdictions.

Components of Qualified Net Pension Cost and Other Amounts Recognized as a Regulatory Asset and/or Accumulated Other Comprehensive Income (AOCI)

Entergy Corporation and its subsidiaries' total 2022, 2021, and 2020 qualified pension costs and amounts recognized as a regulatory asset and/or other comprehensive income, including amounts capitalized, included the following components:

	2022	2021	2020
	(In Thousands)		
Net periodic pension cost:			
Service cost - benefits earned during the period	$138,085	$165,278	$161,487
Interest cost on projected benefit obligation	235,805	191,107	239,614
Expected return on assets	(402,504)	(424,572)	(414,273)
Recognized net loss	188,683	334,124	350,010
Settlement charges	230,389	205,878	36,946
Net pension cost	$390,458	$471,815	$373,784
Other changes in plan assets and benefit obligations recognized as a regulatory asset and/or AOCI (before tax)			
Arising this period:			
Net (gain)/loss	$6,113	($448,532)	$483,653
Amounts reclassified from regulatory asset and/or AOCI to net periodic pension cost in the current year:			
Amortization of net loss	(188,683)	(334,124)	(358,473)
Settlement charge	(230,389)	(205,878)	(36,946)
Total	($412,959)	($988,534)	$88,234
Total recognized as net periodic pension cost, regulatory asset, and/or AOCI (before tax)	($22,501)	($516,719)	$462,018

Qualified Pension Obligations, Plan Assets, Funded Status, Amounts Recognized in the Balance Sheet

Qualified pension obligations, plan assets, funded status, amounts recognized in the Consolidated Balance Sheets for Entergy Corporation and its Subsidiaries as of December 31, 2022 and 2021 are as follows:

	2022	2021
	(In Thousands)	
Change in Projected Benefit Obligation (PBO)		
Balance at January 1	$8,409,620	$9,143,652
Service cost	138,085	165,278
Interest cost	235,805	191,107
Actuarial gain	(1,660,463)	(158,276)
Benefits paid (including settlement lump sum benefit payments of ($604,753) in 2022 and ($553,576) in 2021)	(956,941)	(932,141)
Balance at December 31	$6,166,106	$8,409,620
Change in Plan Assets		
Fair value of assets at January 1	$6,993,110	$6,854,426
Actual return on plan assets	(1,264,071)	714,827
Employer contributions	470,000	355,998
Benefits paid (including settlement lump sum benefit payments of ($604,753) in 2022 and ($553,576) in 2021)	(956,941)	(932,141)
Fair value of assets at December 31	$5,242,098	$6,993,110
Funded status	($924,008)	($1,416,510)
Amount recognized in the balance sheet (funded status)		
Non-current liabilities	($924,008)	($1,416,510)
Amount recognized as a regulatory asset		
Net loss	$1,842,348	$2,214,390
Amount recognized as AOCI (before tax)		
Net loss	$408,839	$449,756

The qualified pension plans incurred a small actuarial loss during 2022 primarily due to asset losses resulting from an actual return on assets much lower than the expected return on assets, substantially offset by liability gains due to a rise in bond yields that resulted in increases to the discount rates used to develop the benefit obligations. The qualified pension plans incurred actuarial gains during 2021 primarily due to a rise in bond yields that resulted in increases to the discount rates used to develop the benefit obligations and an actual return on assets exceeding the expected return on assets for 2021.

Accumulated Pension Benefit Obligation

The accumulated benefit obligation for Entergy's qualified pension plans was $5.7 billion and $7.8 billion at December 31, 2022 and 2021, respectively.

Other Postretirement Benefits

Entergy also currently offers retiree medical, dental, vision, and life insurance benefits (other postretirement benefits) for eligible retired employees. Employees who commenced employment before July 1, 2014 and who satisfy certain eligibility requirements (including retiring from Entergy after a certain age and/or years of service with Entergy and immediately commencing their Entergy pension benefit), may become eligible for other postretirement benefits.

In March 2020, Entergy announced changes to its other postretirement benefits. Effective January 1, 2021, certain retired, former non-bargaining employees age 65 and older who are eligible for Entergy-sponsored retiree welfare benefits, and their eligible spouses who are age 65 and older (collectively, Medicare-eligible participants), are eligible to participate in an Entergy-sponsored retiree health plan, and are no longer eligible for retiree coverage under the Entergy Corporation Companies' Benefits Plus Medical, Dental and Vision Plans. Under the Entergy-sponsored retiree health plan, Medicare-eligible participants are eligible to participate in a health reimbursement arrangement which they may use towards the purchase of various types of qualified insurance offered through a Medicare exchange provider and for other qualified medical expenses. In accordance with accounting standards, the effects of this change are reflected in the December 31, 2020 other postretirement obligation. The changes affecting active bargaining unit employees will be negotiated with the unions prior to implementation, where necessary, and to the extent required by law.

Effective January 1, 1993, Entergy adopted an accounting standard requiring a change from a cash method to an accrual method of accounting for postretirement benefits other than pensions. Entergy Arkansas, Entergy Mississippi, Entergy New Orleans, and Entergy Texas have received regulatory approval to recover accrued other postretirement benefit costs through rates. The LPSC ordered Entergy Louisiana to continue the use of the pay-as-you-go method for ratemaking purposes for postretirement benefits other than pensions. However, the LPSC retains the flexibility to examine individual companies' accounting for other postretirement benefits to determine if special exceptions to this order are warranted. Pursuant to regulatory directives, Entergy Arkansas, Entergy Mississippi, Entergy New Orleans, Entergy Texas, and System Energy contribute the other postretirement benefit costs collected in rates into external trusts. System Energy is funding, on behalf of Entergy Operations, other postretirement benefits associated with Grand Gulf.

Trust assets contributed by participating Registrant Subsidiaries are in master trusts, established by Entergy Corporation and maintained by a trustee. Each participating Registrant Subsidiary holds a beneficial interest in the trusts' assets. The assets in the master trusts are commingled for investment and administrative purposes. Although assets are commingled, supporting records are maintained for the purpose of allocating the beneficial interest in net earnings/(losses) and the administrative expenses of the investment accounts to the various participating plans and participating Registrant Subsidiaries. Beneficial interest in an investment account's net income/(loss) is comprised of interest and dividends, realized and unrealized gains and losses, and expenses. Beneficial interest from these investments is allocated to the plans and participating Registrant Subsidiary based on their portion of net assets in the pooled accounts.

Components of Net Other Postretirement Benefit Cost and Other Amounts Recognized as a Regulatory Asset and/or AOCI

Entergy Corporation's and its subsidiaries' total 2022, 2021, and 2020 other postretirement benefit costs, including amounts capitalized and amounts recognized as a regulatory asset and/or other comprehensive income, included the following components:

	2022	2021	2020
	(In Thousands)		
Other postretirement costs:			
Service cost - benefits earned during the period	$24,734	$26,578	$24,500
Interest cost on accumulated postretirement benefit obligation (APBO)	27,306	21,278	28,597
Expected return on assets	(43,420)	(43,220)	(40,880)
Amortization of prior service credit	(25,550)	(33,069)	(32,882)
Recognized net loss	4,333	2,853	3,481
Net other postretirement benefit income	($12,597)	($25,580)	($17,184)
Other changes in plan assets and benefit obligations recognized as a regulatory asset and/or AOCI (before tax)			
Arising this period:			
Prior service credit for the period	($858)	($3,168)	($128,837)
Net (gain)/loss	(131,524)	6,210	41,031
Amounts reclassified from regulatory asset and/or AOCI to net periodic benefit cost in the current year:			
Amortization of prior service credit	25,550	33,069	32,882
Amortization of net loss	(4,333)	(2,853)	(3,481)
Total	($111,165)	$33,258	($58,405)
Total recognized as net periodic other postretirement (income)/ cost, regulatory asset, and/or AOCI (before tax)	($123,762)	$7,678	($75,589)

Other Postretirement Benefit Obligations, Plan Assets, Funded Status, and Amounts Not Yet Recognized and Recognized in the Balance Sheet

Other postretirement benefit obligations, plan assets, funded status, and amounts not yet recognized and recognized in the Consolidated Balance Sheets of Entergy Corporation and its Subsidiaries as of December 31, 2022 and 2021 are as follows:

	2022	2021
	(In Thousands)	
Change in APBO		
Balance at January 1	$1,189,682	$1,181,075
Service cost	24,734	26,578
Interest cost	27,306	21,278
Plan amendments	(858)	(3,168)
Plan participant contributions	22,486	22,023
Actuarial (gain)/loss	(297,128)	20,955
Benefits paid	(100,632)	(79,308)
Medicare Part D subsidy received	264	249
Balance at December 31	$865,854	$1,189,682
Change in Plan Assets		
Fair value of assets at January 1	$771,319	$737,866
Actual return on plan assets	(122,184)	57,965
Employer contributions	52,835	32,773
Plan participant contributions	22,486	22,023
Benefits paid	(100,632)	(79,308)
Fair value of assets at December 31	$623,824	$771,319
Funded status	($242,030)	($418,363)
Amounts recognized in the balance sheet		
Current liabilities	($42,484)	($42,000)
Non-current liabilities	(199,546)	(376,363)
Total funded status	($242,030)	($418,363)
Amounts recognized as a regulatory asset		
Prior service credit	($29,323)	($37,693)
Net (gain)/loss	16,956	(7,981)
	($12,367)	($45,674)
Amounts recognized as AOCI (before tax)		
Prior service credit	($45,167)	($61,488)
Net (gain)/loss	(133,656)	27,138
	($178,823)	($34,350)

The other postretirement plans incurred actuarial gains during 2022 primarily due to a rise in bond yields that resulted in increases to the discount rates used to develop the benefit obligations, partially offset by asset losses due to an actual return on assets much lower than the expected return on assets during 2022. The other postretirement plans incurred actuarial losses during 2021 primarily due to a reduction in the projected Employer Group Waiver Plan (EGWP) revenue and updated census data. These losses were partially offset by gains resulting from the actual return on assets exceeding the expected return on assets for 2021 and a rise in bond yields that resulted in increases to the discount rates used to develop the benefit obligations.

Non-Qualified Pension Plans

Entergy also sponsors non-qualified, non-contributory defined benefit pension plans that provide benefits to certain key employees. Entergy recognized net periodic pension cost related to these plans of $30.9 million in 2022, $28.6 million in 2021, and $18.1 million in 2020. In 2022 and 2021, Entergy recognized $12.2 million and $10.9 million, respectively, in settlement charges related to the payment of lump sum benefits out of the plan that is included in the non-qualified pension plan cost above. In 2020 there were no settlement charges related to the payment of lump sum benefits out of the plan.

The projected benefit obligation was $152.4 million as of December 31, 2022 of which $62.4 million was a current liability and $90 million was a non-current liability. The projected benefit obligation was $181.6 million as of December 31, 2021 of which $26.3 million was a current liability and $155.3 million was a non-current liability. The accumulated benefit obligation was $140 million and $165.5 million as of December 31, 2022 and 2021, respectively. The unamortized prior service cost and net loss are recognized in regulatory assets ($56.8 million at December 31, 2022 and $74.9 million at December 31, 2021) and accumulated other comprehensive income before taxes ($8.7 million at December 31, 2022 and $17 million at December 31, 2021).

A Rabbi Trust has been established for the benefit of certain participants in Entergy's non-qualified, non-contributory defined benefit pension plans. The Rabbi Trust assets are invested in money-market funds which are recorded at fair value with all gains and losses recognized immediately in income. All of the investments are classified as Level 1 investments for purposes of Fair Value Measurements. At December 31, 2022, the fair value of the assets held in the Rabbi Trust was $35 million.

The non-qualified pension plans incurred a small actuarial gain during 2022 primarily due to a rise in bond yields that resulted in increases to the discount rates used to develop the benefit obligations, partially offset by differences in recent retirement and lump sum experience relative to actuarial assumptions. The non-qualified pension plans incurred actuarial losses during 2021 primarily due to differences in recent retirement and lump sum experience relative to actuarial assumptions.

Reclassification out of Accumulated Other Comprehensive Income (Loss)

Entergy reclassified the following costs out of accumulated other comprehensive income (loss) (before taxes and including amounts capitalized) as of December 31, 2022:

	Qualified Pension Costs	Other Postretirement Costs	Non-Qualified Pension Costs	Total
	(In Thousands)			
Entergy				
Amortization of prior service cost	$—	$16,052	($715)	$15,337
Amortization of loss	(30,147)	(2,381)	(1,331)	(33,859)
Settlement loss	(23,636)	—	(1,685)	(25,321)
	($53,783)	$13,671	($3,731)	($43,843)

Entergy reclassified the following costs out of accumulated other comprehensive income (loss) (before taxes and including amounts capitalized) as of December 31, 2021:

	Qualified Pension Costs	Other Postretirement Costs	Non-Qualified Pension Costs	Total
	(In Thousands)			
Entergy				
Amortization of prior service cost	$—	$21,151	($204)	$20,947
Amortization of loss	(84,661)	(1,983)	(2,194)	(88,838)
Settlement loss	(12,001)	—	(4,378)	(16,379)
	($96,662)	$19,168	($6,776)	($84,270)

Accounting for Pension and Other Postretirement Benefits

Accounting standards require an employer to recognize in its balance sheet the funded status of its benefit plans. This is measured as the difference between plan assets at fair value and the benefit obligation. Entergy uses a December 31 measurement date for its pension and other postretirement plans. Employers are to record previously unrecognized gains and losses, prior service costs, and any remaining transition asset or obligation (that resulted from adopting prior pension and other postretirement benefits accounting standards) as comprehensive income and/or as a regulatory asset reflective of the recovery mechanism for pension and other postretirement benefit costs in the Registrant Subsidiaries' respective regulatory jurisdictions. For the portion of Entergy Louisiana that is not regulated, the unrecognized prior service cost, gains and losses, and transition asset/obligation for its pension and other postretirement benefit obligations are recorded as other comprehensive income. Entergy Louisiana recovers other postretirement benefit costs on a pay-as-you-go basis and records the unrecognized prior service cost, gains and losses, and transition obligation for its other postretirement benefit obligation as other comprehensive income. Accounting standards also require that changes in the funded status be recorded as other comprehensive income and/or a regulatory asset in the period in which the changes occur.

With regard to pension and other postretirement costs, Entergy calculates the expected return on pension and other postretirement benefit plan assets by multiplying the long-term expected rate of return on assets by the market-related value (MRV) of plan assets. In general, Entergy determines the MRV of its pension plan assets by calculating a value that uses a 20-quarter phase-in of the difference between actual and expected returns and for its other postretirement benefit plan assets Entergy generally uses fair value.

In accordance with ASU No. 2017-07, "Compensation - Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost", the other components of net benefit cost are required to be presented in the income statement separately from the service cost component and outside a subtotal of income from operations and are presented by Entergy in miscellaneous - net in other income.

Qualified Pension Settlement Cost

Year-to-date lump sum benefit payments from Non-Bargaining I, Bargaining I, Non-Bargaining II, and Bargaining II exceeded the sum of the Plans' 2022 service and interest cost, resulting in settlement costs. In accordance with accounting standards, settlement accounting requires immediate recognition of the portion of previously unrecognized losses associated with the settled portion of the plans' pension liability. Entergy Arkansas, Entergy Louisiana, Entergy Mississippi, Entergy New Orleans, Entergy Texas, and System Energy participate in one or both of Non-Bargaining I and Bargaining I and incurred settlement costs. Similar to other pension costs, the settlement costs were included with employee labor costs and charged to expense and capital in the same manner that labor costs were charged. Entergy Arkansas, Entergy Louisiana, Entergy Mississippi, and Entergy New Orleans received regulatory approval to defer the expense portion of the settlement costs, with future amortization of the deferred settlement expense over the period in which the expense otherwise would be recorded had the immediate recognition not occurred.

Entergy Texas Reserve

In September 2020, Entergy Texas elected to establish a reserve, in accordance with PUCT regulations, for the difference between the amount recorded for pension and other postretirement benefits expense under generally accepted accounting principles during 2019, the first year that rates from Entergy Texas's last general rate proceeding were in effect, and the annual amount of actuarially determined pension and other postretirement benefits chargeable to Entergy Texas's expense. The reserve amount was included in the base rate case that was filed with the PUCT in July 2022. At December 31, 2022, the balance in this reserve was approximately $30.6 million.

Qualified Pension and Other Postretirement Plans' Assets

The Plan Administrator's trust asset investment strategy is to invest the assets in a manner whereby long-term earnings on the assets (plus cash contributions) provide adequate funding for retiree benefit payments. The mix of assets is based on an optimization study that identifies asset allocation targets in order to achieve the maximum return for an acceptable level of risk, while minimizing the expected contributions and pension and postretirement expense.

In the optimization studies, the Plan Administrator formulates assumptions about characteristics, such as expected asset class investment returns, volatility (risk), and correlation coefficients among the various asset classes. The future market assumptions used in the optimization study are determined by examining historical market characteristics of the various asset classes and making adjustments to reflect future conditions expected to prevail over the study period.

The target asset allocation for pension adjusts dynamically based on the pension plans' funded status. The current targets are shown below. The expectation is that the allocation to fixed income securities will increase as the pension plans' funded status increases. The following ranges were established to produce an acceptable, economically efficient plan to manage around the targets.

For postretirement assets the target and range asset allocations (as shown below) reflect recommendations made in the latest optimization study. The target asset allocations for postretirement assets adjust dynamically based on the funded status of each sub-account within each trust. The current weighted average targets shown below represent the aggregate of all targets for all sub-accounts within all trusts.

Entergy's qualified pension and postretirement weighted-average asset allocations by asset category at December 31, 2022 and 2021 and the target asset allocation and ranges for 2022 are as follows:

Pension Asset Allocation	Target	Range			Actual 2022	Actual 2021
Domestic Equity Securities	43%	35%	to	51%	42%	40%
International Equity Securities	22%	17%	to	27%	22%	20%
Fixed Income Securities	35%	29%	to	41%	33%	40%
Other	—%	—%	to	10%	3%	—%

Postretirement Asset Allocation	Non-Taxable and Taxable				
	Target	Range		Actual 2022	Actual 2021
Domestic Equity Securities	25%	20% to	30%	25%	28%
International Equity Securities	17%	12% to	22%	18%	17%
Fixed Income Securities	58%	53% to	63%	57%	55%
Other	—%	—% to	5%	—%	—%

In determining its expected long-term rate of return on plan assets used in the calculation of benefit plan costs, Entergy reviews past performance, current and expected future asset allocations, and capital market assumptions of its investment consultant and some investment managers.

The expected long-term rate of return for the qualified pension plans' assets is based primarily on the geometric average of the historical annual performance of a representative portfolio weighted by the target asset allocation defined in the table above, along with other indications of expected return on assets. The time period reflected is a long-dated period spanning several decades.

The expected long-term rate of return for the non-taxable postretirement trust assets is determined using the same methodology described above for pension assets, but the aggregate asset allocation specific to the non-taxable postretirement assets is used.

For the taxable postretirement trust assets, the investment allocation includes tax-exempt fixed income securities. This asset allocation, in combination with the same methodology employed to determine the expected return for other postretirement assets (as described above), and with a modification to reflect applicable taxes, is used to produce the expected long-term rate of return for taxable postretirement trust assets.

Concentrations of Credit Risk

Entergy's investment guidelines mandate the avoidance of risk concentrations. Types of concentrations specified to be avoided include, but are not limited to, investment concentrations in a single entity, type of industry, foreign country, geographic area, and individual security issuance. As of December 31, 2022, all investment managers and assets were materially in compliance with the approved investment guidelines, therefore there were no significant concentrations (defined as greater than 10 percent of plan assets) of credit risk in Entergy's pension and other postretirement benefit plan assets.

Fair Value Measurements

Accounting standards provide the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are described below:

- Level 1 - Level 1 inputs are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access at the measurement date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

- Level 2 - Level 2 inputs are inputs other than quoted prices included in Level 1 that are, either directly or indirectly, observable for the asset or liability at the measurement date. Assets are valued based on prices derived by an independent party that uses inputs such as benchmark yields, reported trades, broker/dealer quotes, and issuer spreads. Prices are reviewed and can be challenged with the independent parties and/or overridden if it is believed such would be more reflective of fair value. Level 2 inputs include the following:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability; or
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If an asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

- Level 3 - Level 3 refers to securities valued based on significant unobservable inputs.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following tables set forth by level within the fair value hierarchy, measured at fair value on a recurring basis at December 31, 2022, and December 31, 2021, a summary of the investments held in the master trusts for Entergy's qualified pension and other postretirement plans in which the Registrant Subsidiaries participate.

Qualified Defined Benefit Pension Plan Trusts

2022	Level 1		Level 2		Level 3		Total
			(In Thousands)				
Equity securities:							
Corporate stocks:							
Preferred	$12,178	(b)	$—		$—		$12,178
Common	807,437	(b)	—		—		807,437
Common collective trusts (c)							2,516,688
Fixed income securities:							
U.S. Government securities	—		673,348	(a)	—		673,348
Corporate debt instruments	—		525,184	(a)	—		525,184
Registered investment companies (e)	221,582	(d)	2,595	(d)	—		750,454
Other	—		15,395	(f)	—		15,395
Other:							
Insurance company general account (unallocated contracts)	—		5,911	(g)	—		5,911
Total investments	$1,041,197		$1,222,433		$—		$5,306,595
Cash							10,601
Other pending transactions							(13,813)
Less: Other postretirement assets included in total investments							(61,285)
Total fair value of qualified pension assets							$5,242,098

2021	Level 1		Level 2		Level 3		Total
			(In Thousands)				
Equity securities:							
Corporate stocks:							
Preferred	$16,231	(b)	$—		$—		$16,231
Common	1,001,169	(b)	—		—		1,001,169
Common collective trusts (c)							3,123,111
Fixed income securities:							
U.S. Government securities	—		627,148	(a)	—		627,148
Corporate debt instruments	—		966,616	(a)	—		966,616
Registered investment companies (e)	92,347	(d)	3,004	(d)	—		1,129,070
Other	—		68,886	(f)	—		68,886
Other:							
Insurance company general account (unallocated contracts)	—		5,961	(g)	—		5,961
Total investments	$1,109,747		$1,671,615		$—		$6,938,192
Cash							123,153
Other pending transactions							11,125
Less: Other postretirement assets included in total investments							(79,360)
Total fair value of qualified pension assets							$6,993,110

Other Postretirement Trusts

2022	Level 1		Level 2		Level 3		Total
			(In Thousands)				
Equity securities:							
Common collective trust (c)							$241,676
Fixed income securities:							
U.S. Government securities	$69,503	(b)	$78,436	(a)	$—		147,939
Corporate debt instruments	—		113,273	(a)	—		113,273
Registered investment companies	3,016	(d)	—		—		3,016
Other	—		56,149	(f)	—		56,149
Total investments	$72,519		$247,858		$—		$562,053
Other pending transactions							486
Plus: Other postretirement assets included in the investments of the qualified pension trust							61,285
Total fair value of other postretirement assets							$623,824

2021	Level 1		Level 2		Level 3		Total
			(In Thousands)				
Equity securities:							
Common collective trust (c)							$312,594
Fixed income securities:							
U.S. Government securities	$62,240	(b)	$89,951	(a)	$—		152,191
Corporate debt instruments	—		152,562	(a)	—		152,562
Registered investment companies	28,450	(d)	—		—		28,450
Other	—		72,059	(f)	—		72,059
Total investments	$90,690		$314,572		$—		$717,856
Other pending transactions							(25,897)
Plus: Other postretirement assets included in the investments of the qualified pension trust							79,360
Total fair value of other postretirement assets							$771,319

(a) Certain fixed income debt securities (corporate, government, and securitized) are stated at fair value as determined by broker quotes.

(b) Common stocks, preferred stocks, and certain fixed income debt securities (government) are stated at fair value determined by quoted market prices.

(c) The common collective trusts hold investments in accordance with stated objectives. The investment strategy of the trusts is to capture the growth potential of equity markets by replicating the performance of a specified index. The issuer of these funds allows daily trading at the net asset value and trades settle at a later date, with no other trading restrictions. Net asset value per share of common collective trusts estimate fair value. Common collective trusts are not publicly quoted and are valued by the fund administrators using net asset value as a practical expedient. Accordingly, these funds are not assigned a level in the fair value table, but are included in the total.

(d)   Registered investment companies are money market mutual funds with a stable net asset value of one dollar per share. Registered investment companies may hold investments in domestic and international bond markets or domestic equities valued at the daily closing price as reported by the fund. These funds are required to publish their daily net asset value and to transact at that price. The money market mutual funds held by the trusts are deemed to be actively traded.

(e)   Certain of these registered investment companies are not publicly quoted and are valued by the fund administrators using net asset value as a practical expedient. The issuer of these funds allows daily trading at the net asset value and trades settle at a later date, with no other trading restrictions. Accordingly, these funds are not assigned a level in the fair value table, but are included in the total.

(f)   The other remaining assets are U.S. municipal and foreign government bonds stated at fair value as determined by broker quotes.

(g)   The unallocated insurance contract investments are recorded at contract value, which approximates fair value. The contract value represents contributions made under the contract, plus interest, less funds used to pay benefits and contract expenses, and less distributions to the master trust.

Estimated Future Benefit Payments

Based upon the assumptions used to measure Entergy's qualified pension and other postretirement benefit obligations at December 31, 2022, and including pension and other postretirement benefits attributable to estimated future employee service, Entergy expects that benefits to be paid and the Medicare Part D subsidies to be received over the next ten years for Entergy Corporation and its subsidiaries will be as follows:

Estimated Future Benefits Payments

Year(s)	Qualified Pension	Non-Qualified Pension	Other Postretirement (before Medicare Subsidy)	Estimated Future Medicare D Subsidy Receipts
	(In Thousands)			
2023	$494,875	$62,361	$71,267	$24
2024	$485,226	$13,295	$69,494	$12
2025	$484,201	$13,020	$67,502	$—
2026	$483,660	$10,151	$65,585	$—
2027	$478,854	$15,889	$64,003	$—
2028 - 2032	$2,349,591	$43,609	$302,752	($1)

Contributions

Entergy currently expects to contribute approximately $267 million to its qualified pension plans and approximately $42.5 million to other postretirement plans in 2023. The 2023 required pension contributions will be known with more certainty when the January 1, 2023 valuations are completed, which is expected by April 1, 2023.

Actuarial Assumptions

The significant actuarial assumptions used in determining the pension PBO and the other postretirement benefit APBO as of December 31, 2022 and 2021 were as follows:

	2022	**2021**
Weighted-average discount rate:		
Qualified pension	5.21% - 5.27% Blended 5.24%	2.99% - 3.08% Blended 3.05%
Other postretirement	5.20%	2.94%
Non-qualified pension	4.98%	2.11%
Weighted-average rate of increase in future compensation levels	3.98% - 4.40%	3.98% - 4.40%
Interest crediting rate	4.00%	2.60%
Assumed health care trend rate:		
Pre-65	6.65%	5.65%
Post-65	7.50%	5.90%
Ultimate rate	4.75%	4.75%
Year ultimate rate is reached and beyond:		
Pre-65	2032	2032
Post-65	2032	2032

The significant actuarial assumptions used in determining the net periodic pension and other postretirement benefit costs for 2022, 2021, and 2020 were as follows:

	2022	2021	2020
Weighted-average discount rate:			
Qualified pension:			
Service cost	3.07%	2.81%	3.42%
Interest cost	2.49%	2.08%	2.99%
Other postretirement:			
Service cost	3.20%	2.98%	3.27%
Interest cost	2.31%	1.86%	2.41%
Non-qualified pension:			
Service cost	4.94%	1.48%	2.71%
Interest cost	5.03%	2.14%	2.25%
Weighted-average rate of increase in future compensation levels	3.98% - 4.40%	3.98% - 4.40%	3.98% - 4.40%
Expected long-term rate of return on plan assets:			
Pension assets	6.75%	6.75%	7.00%
Other postretirement non-taxable assets	5.75% - 6.75%	6.00% - 6.75%	6.25% - 7.25%
Other postretirement taxable assets	4.75%	5.00%	5.25%
Assumed health care trend rate:			
Pre-65	5.65%	5.87%	6.13%
Post-65	5.90%	6.31%	6.25%
Ultimate rate	4.75%	4.75%	4.75%
Year ultimate rate is reached and beyond:			
Pre-65	2032	2030	2027
Post-65	2032	2028	2027

With respect to the mortality assumptions, Entergy used the Pri-2012 Employee and Healthy Annuitant Tables with a fully generational MP-2020 projection scale, in determining its December 31, 2022 and 2021 pension plans' PBOs and the Pri.H 2012 (headcount weighted) Employee and Healthy Annuitant Tables with a fully generational MP-2020 projection scale, in determining its December 31, 2022 and 2021 other postretirement benefit APBO.

Defined Contribution Plans

Entergy sponsors the Savings Plan of Entergy Corporation and Subsidiaries (System Savings Plan). The System Savings Plan is a defined contribution plan covering eligible employees of Entergy and certain of its subsidiaries. The participating Entergy subsidiary makes matching contributions to the System Savings Plan for all eligible participating employees in an amount equal to either 70% or 100% of the participants' basic contributions, up to 6% of their eligible earnings per pay period. The matching contribution is allocated to investments as directed by the employee.

Entergy also sponsors the Savings Plan of Entergy Corporation and Subsidiaries VI (established in April 2007) and the Savings Plan of Entergy Corporation and Subsidiaries VII (established in April 2007) to which matching contributions are also made. The plans are defined contribution plans that cover eligible employees, as defined by each plan, of Entergy and certain of its subsidiaries.

Entergy also sponsors the Savings Plan of Entergy Corporation and Subsidiaries VIII (established January 2021) and the Savings Plan of Entergy Corporation and Subsidiaries IX (established January 2021) to which company contributions are made. The participating Entergy subsidiary makes matching contributions to these defined contribution plans for all eligible participating employees in an amount equal to 100% of the participants' basic contributions, up to 5% of their eligible earnings per pay period. Eligible participants may also receive a discretionary annual company contribution up to 4% of the participant's eligible earnings (subject to vesting).

Entergy's subsidiaries' contributions to defined contribution plans collectively were $62.1 million in 2022, $62.3 million in 2021, and $63.1 million in 2020. The majority of the contributions were to the System Savings Plan.

NOTE 12. STOCK-BASED COMPENSATION

Entergy grants stock options, restricted stock, performance units, and restricted stock units to key employees of the Entergy subsidiaries under its equity plans which are shareholder-approved stock-based compensation plans. Effective May 3, 2019, Entergy's shareholders approved the 2019 Omnibus Incentive Plan (2019 Plan). The maximum number of common shares that can be issued from the 2019 Plan for stock-based awards is 7,300,000 all of which are available for incentive stock option grants. The 2019 Plan applies to awards granted on or after May 3, 2019 and awards expire ten years from the date of grant. As of December 31, 2022, there were 3,572,261 authorized shares remaining for stock-based awards.

Stock Options

Stock options are granted at exercise prices that equal the closing market price of Entergy Corporation common stock on the date of grant. Generally, stock options granted will become exercisable in equal amounts on each of the first three anniversaries of the date of grant. Unless they are forfeited previously under the terms of the grant, options expire 10 years after the date of the grant if they are not exercised.

The following table includes financial information for stock options for each of the years presented:

	2022	2021	2020
	(In Millions)		
Compensation expense included in Entergy's consolidated net income	$4.2	$4.2	$3.9
Tax benefit recognized in Entergy's consolidated net income	$1.1	$1.1	$1.0
Compensation cost capitalized as part of fixed assets and materials and supplies	$1.7	$1.5	$1.5

Entergy determines the fair value of the stock option grants by considering factors such as lack of marketability, stock retention requirements, and regulatory restrictions on exercisability in accordance with accounting standards. The stock option weighted-average assumptions used in determining the fair values are as follows:

	2022	2021	2020
Stock price volatility	24.27%	23.93%	17.16%
Expected term in years	6.92	6.93	7.04
Risk-free interest rate	1.77%	0.74%	1.49%
Dividend yield	4.00%	4.00%	4.00%
Dividend payment per share	$4.10	$3.86	$3.74

Stock price volatility is calculated based upon the daily public stock price volatility of Entergy Corporation common stock over a period equal to the expected term of the award. The expected term of the options is based upon historical option exercises and the weighted average life of options when exercised and the estimated weighted average life of all vested but unexercised options. In 2008, Entergy implemented stock ownership guidelines for its senior executive officers. These guidelines require an executive officer to own shares of Entergy Corporation common stock equal to a specified multiple of his or her salary. Until an executive officer achieves this ownership position the executive officer is required to retain 75% of the net-of-tax net profit upon exercise of the option to be held in Entergy Corporation common stock. The reduction in fair value of the stock options due to this restriction is based upon an estimate of the call option value of the reinvested gain discounted to present value over the applicable reinvestment period.

A summary of stock option activity for the year ended December 31, 2022 and changes during the year are presented below:

	Number of Options	Weighted-Average Exercise Price	Aggregate Intrinsic Value	Weighted-Average Contractual Life
Options outstanding as of January 1, 2022	2,819,644	$90.82		
Options granted	444,028	$109.59		
Options exercised	(438,220)	$72.51		
Options forfeited/expired	(49,097)	$114.32		
Options outstanding as of December 31, 2022	2,776,355	$96.30	$54,255,547	6.31 years
Options exercisable as of December 31, 2022	1,863,408	$90.28	$47,600,767	5.30 years
Weighted-average grant-date fair value of options granted during 2022		$16.25		

The weighted-average grant-date fair value of options granted during the year was $12.27 for 2021 and $11.45 for 2020. The total intrinsic value of stock options exercised was $20 million during 2022, $2 million during 2021, and $26 million during 2020. The intrinsic value, which has no effect on net income, of the outstanding stock options exercised is calculated by the positive difference between the weighted average exercise price of the stock options granted and Entergy Corporation's common stock price as of December 31, 2022. The aggregate intrinsic value of the stock options outstanding as of December 31, 2022 was $54.3 million. Stock options outstanding as of December 31, 2022 includes 482,216 out of the money options with an intrinsic value of zero. Entergy recognizes compensation cost over the vesting period of the options based on their grant-date fair value. The total fair value of options that vested was approximately $6 million during 2022, $5 million during 2021, and $5 million during 2020. Cash received from option exercises was $32 million for the year ended December 31, 2022. The tax benefits realized from options exercised was $5 million for the year ended December 31, 2022.

The following table summarizes information about stock options outstanding as of December 31, 2022:

Range of Exercise Price	Options Outstanding			Options Exercisable	
	As of December 31, 2022	Weighted-Average Remaining Contractual Life- Yrs.	Weighted Average Exercise Price	Number Exercisable as of December 31, 2022	Weighted Average Exercise Price
$51 - $64.99	10,400	0.56	$63.91	10,400	$63.91
$65 - $78.99	814,374	4.24	$73.84	814,374	$73.84
$79 - $91.99	568,098	5.17	$89.35	568,098	$89.35
$92 - $131.72	1,383,483	8.04	$112.61	470,536	$120.44
$51 - $131.72	2,776,355	6.31	$96.30	1,863,408	$90.28

Stock-based compensation cost related to non-vested stock options outstanding as of December 31, 2022 not yet recognized is approximately $7 million and is expected to be recognized over a weighted-average period of 1.73 years.

Restricted Stock Awards

Entergy grants restricted stock awards earned under its stock benefit plans in the form of stock units. One-third of the restricted stock awards will vest upon each anniversary of the grant date and are expensed ratably over the three-year vesting period. Shares of restricted stock have the same dividend and voting rights as other common stock and are considered issued and outstanding shares of Entergy upon vesting. In January 2022 the Board approved and Entergy granted 328,849 restricted stock awards under the 2019 Plan. The restricted stock awards were made effective on January 27, 2022 and were valued at $109.59 per share, which was the closing price of Entergy Corporation's common stock on that date.

The following table includes information about the restricted stock awards outstanding as of December 31, 2022:

	Shares	Weighted-Average Grant Date Fair Value Per Share
Outstanding shares at January 1, 2022	685,355	$104.91
Granted	352,062	$109.45
Vested	(330,242)	$104.15
Forfeited	(99,452)	$107.41
Outstanding shares at December 31, 2022	607,723	$107.55

The following table includes financial information for restricted stock for each of the years presented:

	2022	2021	2020
	(In Millions)		
Compensation expense included in Entergy's consolidated net income	$23.2	$24.7	$23.1
Tax benefit recognized in Entergy's consolidated net income	$5.9	$6.3	$5.9
Compensation cost capitalized as part of fixed assets and materials and supplies	$9.2	$9.3	$8.5

The total fair value of the restricted stock awards granted was $39 million, $40 million, and $44 million for the years ended December 31, 2022, 2021, and 2020, respectively.

The total fair value of the restricted stock awards vested was $34 million, $32 million, and $27 million for the years ended December 31, 2022, 2021, and 2020, respectively.

Long-Term Performance Unit Program

Entergy grants long-term incentive awards earned under its stock benefit plans in the form of performance units, which represents the value of, and are settled with, one share of Entergy Corporation common stock at the end of the three-year performance period, plus dividends accrued during the performance period on the number of performance units earned. The Long-Term Performance Unit Program specifies a minimum, target, and maximum achievement level, the achievement of which will determine the number of performance units that may be earned. Entergy measures performance by assessing Entergy's total shareholder return relative to the total shareholder return of the companies in the Philadelphia Utility Index. To emphasize the importance of strong cash generation for the long-term health of its business, a credit measure – adjusted funds from operations/debt ratio – was selected for the 2022-2024 performance period. For the 2022-2024 performance period, performance will be measured based eighty percent on relative total shareholder return and twenty percent on the credit measure.

In January 2022 the Board approved and Entergy granted 170,966 performance units under the 2019 Plan. The performance units were granted on January 27, 2022, and eighty percent were valued at $138.99 per share based on various factors, primarily market conditions; and twenty percent were valued at $109.59 per share, the closing price of Entergy Corporation's common stock on that date. Performance units have the same dividend and voting rights as other common stock, are considered issued and outstanding shares of Entergy upon vesting, and are expensed ratably over the 3-year vesting period, and compensation cost for the portion of the award based on the selected credit measure will be adjusted based on the number of units that ultimately vest.

The following table includes information about the long-term performance units outstanding at the target level as of December 31, 2022:

	Shares	Weighted-Average Grant Date Fair Value Per Share
Outstanding shares at January 1, 2022	521,836	$119.23
Granted	281,569	$124.76
Vested	(224,334)	$99.49
Forfeited	(57,233)	$126.23
Outstanding shares at December 31, 2022	521,838	$129.94

The following table includes financial information for the long-term performance units for each of the years presented:

	2022	2021	2020
	(In Millions)		
Compensation expense included in Entergy's consolidated net income	$16.0	$14.5	$12.6
Tax benefit recognized in Entergy's consolidated net income	$4.1	$3.7	$3.2
Compensation cost capitalized as part of fixed assets and materials and supplies	$6.7	$5.8	$4.9

The total fair value of the long-term performance units granted was $35 million, $32 million, and $40 million for the years ended December 31, 2022, 2021, and 2020, respectively.

In January 2022, Entergy issued 224,334 shares of Entergy Corporation common stock at a share price of $110.35 for awards earned and dividends accrued under the 2019-2021 Long-Term Performance Unit Program. In January 2021, Entergy issued 235,983 shares of Entergy Corporation common stock at a share price of $95.12 for awards earned and dividends accrued under the 2018-2020 Long-Term Performance Unit Program. In January 2020, Entergy issued 423,184 shares of Entergy Corporation common stock at a share price of $126.31 for awards earned and dividends accrued under the 2017-2019 Long-Term Performance Unit Program.

Restricted Stock Unit Awards

Entergy grants restricted stock unit awards earned under its stock benefit plans in the form of stock units that are subject to time-based restrictions. The restricted stock units may be settled in shares of Entergy Corporation common stock or the cash value of shares of Entergy Corporation common stock at the time of vesting. The costs of restricted stock unit awards are charged to income over the restricted period, which varies from grant to grant. The average vesting period for restricted stock unit awards granted is 38 months. As of December 31, 2022, there were 132,407 unvested restricted stock units that are expected to vest over an average period of 26 months.

The following table includes information about the restricted stock unit awards outstanding as of December 31, 2022:

	Shares	Weighted-Average Grant Date Fair Value Per Share
Outstanding shares at January 1, 2022	88,648	$99.18
Granted	72,653	$108.49
Vested	(28,227)	$92.39
Forfeited	(667)	$96.72
Outstanding shares at December 31, 2022	132,407	$105.75

The following table includes financial information for restricted stock unit awards for each of the years presented:

	2022	2021	2020
	(In Millions)		
Compensation expense included in Entergy's consolidated net income	$2.0	$1.9	$2.0
Tax benefit recognized in Entergy's consolidated net income	$0.5	$0.5	$0.5
Compensation cost capitalized as part of fixed assets and materials and supplies	$0.8	$0.7	$0.9

The total fair value of the restricted stock unit awards granted was $8 million, $4 million, and $2 million for the years ended December 31, 2022, 2021, and 2020, respectively.

The total fair value of the restricted stock unit awards vested was $3 million, $3 million, and $4 million for the years ended December 31, 2022, 2021, and 2020, respectively.

NOTE 13. BUSINESS SEGMENT INFORMATION

Entergy's reportable segments as of December 31, 2022 were Utility and Entergy Wholesale Commodities. Utility includes the generation, transmission, distribution, and sale of electric power in portions of Arkansas, Louisiana, Mississippi, and Texas, and natural gas utility service in portions of Louisiana. Entergy Wholesale Commodities includes the ownership, operation, and decommissioning of nuclear power plants located in the northern United States and the sale of the electric power produced by its operating plants to wholesale customers. Entergy Wholesale Commodities also includes the ownership of interests in non-nuclear power plants that sell the electric power produced by those plants to wholesale customers. See Note 14 to the financial statements for discussion of the shutdown and sale of each of the Entergy Wholesale Commodities nuclear power plants. With the sale of Palisades in June 2022, Entergy completed its multi-year strategy to exit the merchant nuclear power business. Upon completion of all transition activities, effective January 1, 2023, Entergy Wholesale Commodities is no longer a reportable business segment. "All Other" includes the parent company, Entergy Corporation, and other business activity.

Entergy's segment financial information was as follows:

2022	Utility	Entergy Wholesale Commodities	All Other	Eliminations	Consolidated
		(In Thousands)			
Operating revenues	$13,420,804	$343,461	$—	($28)	$13,764,237
Asset write-offs, impairments, and related charges (credits)	$—	($163,464)	$—	$—	($163,464)
Depreciation, amortization, & decommissioning	$1,941,653	$42,563	$883	$—	$1,985,099
Interest and investment income (loss)	$145,968	($34,397)	$5,677	($192,829)	($75,581)
Interest expense	$750,175	$7,714	$161,160	($6,812)	$912,237
Income taxes	($34,263)	$54,465	($59,180)	$—	($38,978)
Consolidated net income (loss)	$1,398,580	$64,822	($180,247)	($186,017)	$1,097,138
Total assets	$61,399,243	$394,462	$565,803	($3,764,317)	$58,595,191
Cash paid for long-lived asset additions	$5,382,243	$13,510	$374	$—	$5,396,127

2021	Utility	Entergy Wholesale Commodities	All Other	Eliminations	Consolidated
		(In Thousands)			
Operating revenues	$11,044,674	$698,164	$87	($29)	$11,742,896
Asset write-offs, impairments, and related charges	$—	$263,625	$—	$—	$263,625
Depreciation, amortization, & decommissioning	$1,823,389	$164,602	$2,706	$—	$1,990,697
Interest and investment income	$442,817	$118,597	$10,932	($141,880)	$430,466
Interest expense	$692,004	$13,334	$143,614	($14,258)	$834,694
Income taxes	$264,209	($25,381)	($47,454)	$—	$191,374
Consolidated net income (loss)	$1,488,487	($120,689)	($121,457)	($127,622)	$1,118,719
Total assets	$59,733,625	$1,242,675	$561,168	($2,083,226)	$59,454,242
Cash paid for long-lived asset additions	$6,409,855	$12,100	$157	$—	$6,422,112

2020	Utility	Entergy Wholesale Commodities	All Other	Eliminations	Consolidated
		(In Thousands)			
Operating revenues	$9,170,714	$942,869	$78	($25)	$10,113,636
Asset write-offs, impairments, and related charges	$—	$26,623	$—	$—	$26,623
Depreciation, amortization, & decommissioning	$1,685,138	$306,974	$2,835	$—	$1,994,947
Interest and investment income	$299,004	$234,194	$19,563	($159,943)	$392,818
Interest expense	$648,851	$22,432	$146,730	($32,350)	$785,663
Income taxes	($282,311)	$104,937	$55,868	$—	($121,506)
Consolidated net income (loss)	$1,816,354	($62,763)	($219,344)	($127,594)	$1,406,653
Total assets	$55,940,153	$3,800,378	$552,632	($2,053,951)	$58,239,212
Cash paid for long-lived asset additions	$5,102,322	$54,455	$84	$—	$5,156,861

The Entergy Wholesale Commodities business is sometimes referred to as the "competitive businesses." Eliminations are primarily intersegment activity. Almost all of Entergy's goodwill is related to the Utility segment.

Results of operations for 2022 include: 1) a regulatory charge of $551 million ($413 million net-of-tax), recorded at Utility, as a result of System Energy's partial settlement agreement and offer of settlement related to pending proceedings before the FERC; 2) a $283 million reduction in income tax expense as a result of the Hurricane Laura, Hurricane Delta, Hurricane Zeta, Winter Storm Uri, and Hurricane Ida securitization financing, which also resulted in a $224 million ($165 million net-of-tax) regulatory charge, recorded at Utility, to reflect Entergy Louisiana's obligation to provide credits to its customers in recognition of obligations related to an LPSC ancillary order issued as part of the securitization regulatory proceeding; and 3) a gain of $166 million ($130 million net-of-tax), reflected in "Asset write-offs, impairments, and related charges (credits)," as a result of the sale of the Palisades plant in June 2022. See Note 2 to the financial statements for further discussion of the System Energy settlement with the MPSC. See Notes 2 and 3 to the financial statements for further discussion of the Entergy Louisiana securitization. See Note 14 to the financial statements for further discussion of the sale of the Palisades plant.

Results of operations for 2021 include a charge of $340 million ($268 million net-of-tax), reflected in "Asset write-offs, impairments, and related charges (credits)," as a result of the sale of the Indian Point Energy Center in May 2021. See Note 14 to the financial statements for further discussion of the sale of the Indian Point Energy Center.

Results of operations for 2020 include resolution of the 2014-2015 IRS audit, which resulted in a reduction in deferred income tax expense of $230 million that includes a $396 million reduction in deferred income tax expense at Utility related to the basis of assets contributed in the 2015 Entergy Louisiana and Entergy Gulf States Louisiana business combination, including the recognition of previously uncertain tax positions, and deferred income tax expense of $105 million at Entergy Wholesale Commodities and $61 million at Parent and Other resulting from the revaluation of net operating losses as a result of the release of the reserves. See Note 3 to the financial statements for further discussion of the IRS audit resolution.

Entergy Wholesale Commodities

In January 2019, Entergy sold the Vermont Yankee plant, which it had previously shut down, to NorthStar. In August 2019, Entergy sold the Pilgrim plant, which it had previously shut down, to Holtec. In May 2021,

Entergy sold Indian Point 1, Indian Point 2, and Indian Point 3 to Holtec. In June 2022, Entergy sold Palisades, which it had previously shut down, to Holtec.

The decisions to shut down these plants and the related transactions resulted in asset impairments; employee retention and severance expenses and other benefits-related costs; and contracted economic development contributions. The employee retention and severance expenses and other benefits-related costs and contracted economic development contributions are included in "Other operation and maintenance" in the consolidated income statements.

Total restructuring charges in 2022, 2021, and 2020 were comprised of the following:

	Employee retention and severance expenses and other benefits-related costs	Contracted economic development costs	Total
	(In Millions)		
Balance as of December 31, 2019	$129	$14	$143
Restructuring costs accrued	71	—	71
Cash paid out	55	—	55
Balance as of December 31, 2020	$145	$14	$159
Restructuring costs accrued	12	1	13
Cash paid out	120	15	135
Balance as of December 31, 2021	$37	$—	$37
Restructuring costs accrued	3	—	3
Cash paid out	40	—	40
Balance as of December 31, 2022	$—	$—	$—

In addition, Entergy Wholesale Commodities recorded a gain of $166 million as a result of the sale of the Palisades plant, as well as $1 million of impairment and other related charges in 2022 and incurred $264 million in 2021 and $19 million in 2020 of impairment, loss on sales, and other related charges associated with these strategic decisions and transactions. See Note 14 to the financial statements for further discussion of these impairment charges.

Geographic Areas

For the years ended December 31, 2022, 2021, and 2020, the amount of revenue Entergy derived from outside of the United States was insignificant. As of December 31, 2022 and 2021, Entergy had no long-lived assets located outside of the United States.

NOTE 14. ACQUISITIONS, DISPOSITIONS, AND IMPAIRMENT OF LONG-LIVED ASSETS

Acquisitions

Sunflower Solar

In November 2018, Entergy Mississippi entered into an agreement for the purchase of an approximately 100 MW solar photovoltaic facility to be sited on approximately 1,000 acres in Sunflower County, Mississippi. The project, Sunflower Solar facility, was being built by Sunflower County Solar Project, LLC, an indirect subsidiary of Recurrent Energy, LLC. In December 2018, Entergy Mississippi filed a joint petition with Sunflower County Solar Project with the MPSC for Sunflower County Solar Project to construct and for Entergy Mississippi to acquire and thereafter own, operate, improve, and maintain the solar facility. In March 2020, Entergy Mississippi filed supplemental testimony addressing questions and observations raised in August 2019 by consultants retained by the Mississippi Public Utilities Staff and proposing an alternative structure for the transaction that would reduce its cost. In April 2020 the MPSC issued an order approving certification of the Sunflower Solar facility, subject to certain conditions, including: (i) that Entergy Mississippi pursue a tax equity partnership structure through which the partnership would acquire and own the facility under the build-own-transfer agreement and (ii) that if Entergy Mississippi does not consummate the partnership structure under the terms of the order, there will be a cap of $136 million on the level of recoverable costs. In April 2022, Entergy Mississippi confirmed mechanical completion of the Sunflower Solar facility. Pursuant to the MPSC's April 2020 order, MS Sunflower Partnership, LLC was formed for the tax equity partnership with Entergy Mississippi as its managing member. In May 2022 both Entergy Mississippi and the tax equity investor made capital contributions to the tax equity partnership that were then used to make an initial payment of $105 million for acquisition of the facility. Substantial completion of the Sunflower Solar facility was accepted by Entergy Mississippi in September 2022. Commercial operation at the Sunflower Solar facility commenced in September 2022. Pending the remediation of certain operational issues, final payment is expected in first quarter 2023. See Note 1 to the financial statements for further discussion of the HLBV method of accounting used to account for the investment in MS Sunflower Partnership, LLC.

Searcy Solar

In March 2019, Entergy Arkansas entered into a build-own-transfer agreement for the purchase of an approximately 100 MW solar energy facility to be sited on approximately 800 acres in White County near Searcy, Arkansas. The project, Searcy Solar facility, was being constructed by a subsidiary of NextEra Energy Resources. In April 2020 the APSC issued an order approving Entergy Arkansas's acquisition of the Searcy Solar facility as being in the public interest. In May 2021, Entergy Arkansas filed with the APSC an application seeking to amend its certificate for the Searcy Solar facility to allow for the use of a tax equity partnership to acquire and own the facility. The tax equity partnership structure is expected to reduce costs and yield incremental net benefits to customers beyond those expected under the build-own-transfer structure alone. The APSC approved Entergy Arkansas's tax equity partnership request in September 2021. AR Searcy Partnership, LLC was formed for the tax equity partnership with Entergy Arkansas as its managing member. In November 2021 both Entergy Arkansas and the tax equity investor made capital contributions to the tax equity partnership that were then used to acquire the facility. Upon substantial completion of the facility in December 2021, the tax equity partnership completed the purchase of the Searcy Solar facility. The purchase price for the Searcy Solar facility was approximately $133 million, which included a final payment of $1 million made in 2022. See Note 1 to the financial statements for further discussion of the HLBV method of accounting used to account for the investment in AR Searcy Partnership, LLC.

Hardin County Peaking Facility

In June 2021, Entergy Texas purchased the Hardin County Peaking Facility, an existing 147 MW simple-cycle gas-fired peaking power plant in Kountze, Texas, from East Texas Electric Cooperative, Inc. In addition, also in June 2021, Entergy Texas sold a 7.56% partial interest in the Montgomery County Power Station to East Texas Electric Cooperative, Inc. for approximately $68 million. The two interdependent transactions were approved by the PUCT in April 2021. The purchase price for the Hardin County Peaking Facility was approximately $37 million.

Washington Parish Energy Center

In April 2017, Entergy Louisiana entered into an agreement with a subsidiary of Calpine Corporation for the construction and purchase of Washington Parish Energy Center, which consists of two natural gas-fired combustion turbine units with a total nominal capacity of approximately 361 MW. In November 2020, Entergy Louisiana completed the purchase, as approved by the LPSC, of the Washington Parish Energy Center. The total investment, including transmission and other related costs, is approximately $261 million, including a payment of $222 million to purchase the plant.

Dispositions

Palisades

In July 2018, Entergy entered into a purchase and sale agreement with Holtec International to sell to a Holtec subsidiary 100% of the equity interests in the subsidiary that owns Palisades and the Big Rock Point Site. In December 2020, Entergy and Holtec submitted a license transfer application to the NRC requesting approval to transfer the Palisades and Big Rock Point licenses from Entergy to Holtec. The NRC issued an order approving the application in December 2021. Palisades was shut down in May 2022 and defueled in June 2022. The Palisades transaction closed in June 2022 for a purchase price of $1,000 (subject to adjustment for net liabilities and other amounts). The sale included the transfer of the Palisades nuclear decommissioning trust and the asset retirement obligation for spent fuel management and plant decommissioning. The transaction resulted in a gain of $166 million ($130 million net-of-tax) in the second quarter 2022. The disposition-date fair value of the nuclear decommissioning trust fund was approximately $552 million, and the disposition-date fair value of the asset retirement obligation was approximately $708 million. The transaction also included property, plant, and equipment with a net book value of zero and materials and supplies.

Indian Point Energy Center

In April 2019, Entergy entered into an agreement to sell, directly or indirectly, 100% of the equity interests in the subsidiaries that own Indian Point 1, Indian Point 2, and Indian Point 3, after Indian Point 3 had been shut down and defueled, to a Holtec International subsidiary. In November 2020 the NRC approved the sale of the plants to Holtec. Indian Point 3 was shut down in April 2021 and defueled in May 2021. In May 2021 the New York State Public Service Commission approved the sale of the plant to Holtec. The transaction closed in May 2021. The sale included the transfer of the licenses, spent fuel, decommissioning liabilities, and nuclear decommissioning trusts for the three units. The transaction resulted in a charge of $340 million ($268 million net-of-tax) in the second quarter of 2021. The disposition-date fair value of the nuclear decommissioning trust funds was approximately $2,387 million, and the disposition-date fair value of the asset retirement obligations was $1,996 million. The transaction also included materials and supplies and prepaid assets.

Impairment of Long-lived Assets

2020, 2021, and 2022 Impairments

In June 2022, Entergy completed its multi-year strategy to shut down and sell each of the plants in Entergy Wholesale Commodities' merchant nuclear fleet. The FitzPatrick plant was sold to Exelon in March 2017. The Vermont Yankee plant was sold to NorthStar in January 2019. The Pilgrim plant was sold to Holtec International in August 2019. The Indian Point 2 and Indian Point 3 plants were sold to Holtec International in May 2021. The Palisades plant was sold to Holtec International in June 2022.

Entergy Wholesale Commodities incurred $1 million in 2022, $7 million in 2021, and $19 million in 2020 of impairment charges primarily related to nuclear fuel spending and expenditures for capital assets. These costs were charged to expense as incurred as a result of the impaired fair value of the Entergy Wholesale Commodities nuclear plants' long-lived assets due to the significantly reduced remaining estimated operating lives associated with management's strategy to exit the Entergy Wholesale Commodities merchant power business.

With respect to Palisades, Entergy and Consumers Energy had agreed to amend the existing PPA so that it would terminate early, on May 31, 2018. In September 2017, however, Entergy and Consumers Energy agreed to terminate the PPA amendment agreement. Entergy continued to operate Palisades under the then-current PPA with Consumers Energy, instead of shutting down in the fall of 2018 as previously planned. Entergy shut down the Palisades plant permanently on May 20, 2022. As a result of the change in expected operating life of the Palisades plant, the expected probability-weighted undiscounted net cash flows as of September 30, 2017 exceeded the carrying value of the plant and related assets. Accordingly, nuclear fuel spending and expenditures for capital assets incurred at Palisades after September 30, 2017 were no longer charged to expense as incurred, but recorded as assets and depreciated or amortized, subject to the typical periodic impairment reviews prescribed in the accounting rules.

The impairments and other related charges are recorded as a separate line item in Entergy's consolidated income statements and are included within the results of the Entergy Wholesale Commodities segment.

NOTE 15. RISK MANAGEMENT AND FAIR VALUES

Market Risk

In the normal course of business, Entergy is exposed to a number of market risks. Market risk is the potential loss that Entergy may incur as a result of changes in the market or fair value of a particular commodity or instrument. All financial and commodity-related instruments, including derivatives, are subject to market risk including commodity price risk, equity price, and interest rate risk. Entergy uses derivatives primarily to mitigate commodity price risk, particularly power price and fuel price risk.

The Utility has limited exposure to the effects of market risk because it operates primarily under cost-based rate regulation. To the extent approved by their retail regulators, the Utility operating companies use derivative instruments to hedge the exposure to price volatility inherent in their purchased power, fuel, and gas purchased for resale costs, that are recovered from customers.

As a wholesale generator, Entergy Wholesale Commodities' core business was selling energy, measured in MWh, to its customers. Entergy Wholesale Commodities entered into forward contracts with its customers and also sold energy and capacity in the day ahead or spot markets. In addition to its forward physical power and gas contracts, Entergy Wholesale Commodities used a combination of financial contracts, including swaps, collars, and options, to mitigate commodity price risk. When the market price fell, the combination of financial contracts was expected to settle in gains that offset lower revenue from generation, which resulted in a more predictable cash flow.

Consistent with management's strategy to shut down and sell all plants in the Entergy Wholesale Commodities merchant fleet, the Entergy Wholesale Commodities portfolio of derivative instruments expired in April 2021, which was the settlement date for the last financial derivative contracts in the Entergy Wholesale Commodities portfolio.

Entergy's exposure to market risk is determined by a number of factors, including the size, term, composition, and diversification of positions held, as well as market volatility and liquidity. For instruments such as options, the time period during which the option may be exercised and the relationship between the current market price of the underlying instrument and the option's contractual strike or exercise price also affects the level of market risk. A significant factor influencing the overall level of market risk to which Entergy is exposed is its use of hedging techniques to mitigate such risk. Hedging instruments and volumes are chosen based on ability to mitigate risk associated with future energy and capacity prices; however, other considerations are factored into hedge product and volume decisions including corporate liquidity, corporate credit ratings, counterparty credit risk, hedging costs, firm settlement risk, and product availability in the marketplace. Entergy manages market risk by actively monitoring compliance with stated risk management policies as well as monitoring the effectiveness of its hedging policies and strategies. Entergy's risk management policies limit the amount of total net exposure and rolling net exposure during the stated periods. These policies, including related risk limits, are regularly assessed to ensure their appropriateness given Entergy's objectives.

Derivatives

Some derivative instruments are classified as cash flow hedges due to their financial settlement provisions while others are classified as normal purchase/normal sale transactions due to their physical settlement provisions. Normal purchase/normal sale risk management tools include power purchase and sales agreements, fuel purchase agreements, capacity contracts, and tolling agreements. Financially-settled cash flow hedges can include natural gas and electricity swaps and options. Entergy may enter into financially-settled swap and option contracts to manage market risk that may or may not be designated as hedging instruments.

Entergy entered into derivatives to manage natural risks inherent in its physical or financial assets or liabilities. Electricity over-the-counter instruments and futures contracts that financially settled against day-ahead power pool prices were used to manage price exposure for Entergy Wholesale Commodities generation.

Entergy used standardized master netting agreements to help mitigate the credit risk of derivative instruments. These master agreements facilitated the netting of cash flows associated with a single counterparty and may have included collateral requirements. Cash, letters of credit, and parental/affiliate guarantees were obtained as security from counterparties in order to mitigate credit risk. The collateral agreements required a counterparty to post cash or letters of credit in the event an exposure exceeded an established threshold. The threshold represented an unsecured credit limit, which may have been supported by a parental/affiliate guarantee, as determined in accordance with Entergy's credit policy. In addition, collateral agreements allowed for termination and liquidation of all positions in the event of a failure or inability to post collateral.

Certain of the agreements to sell the power produced by Entergy Wholesale Commodities power plants contained provisions that required an Entergy subsidiary to provide credit support to secure its obligations depending on the mark-to-market values of the contracts. The primary form of credit support to satisfy these requirements was an Entergy Corporation guarantee. If the Entergy Corporation credit rating fell below investment grade, Entergy would have had to post collateral equal to the estimated outstanding liability under the contract at the applicable date. There were no outstanding derivative contracts held by Entergy Wholesale Commodities as of December 31, 2022 and December 31, 2021. Cash collateral of $8 million was required to be posted by the Entergy subsidiary to its counterparties as of December 31, 2022 and December 31, 2021.

Entergy manages fuel price volatility for its Louisiana jurisdictions (Entergy Louisiana and Entergy New Orleans) and Entergy Mississippi through the purchase of natural gas swaps and options that financially settle against either the average Henry Hub Gas Daily prices or the NYMEX Henry Hub. These swaps and options are marked-to-market through fuel expense with offsetting regulatory assets or liabilities. All benefits or costs of the program are recorded in fuel costs. The notional volumes of these swaps are based on a portion of projected annual exposure to gas price volatility for electric generation at Entergy Louisiana and Entergy Mississippi and projected winter purchases for gas distribution at Entergy New Orleans. The maximum length of time over which Entergy has executed natural gas swaps and options as of December 31, 2022 is 1.25 years for Entergy Louisiana and the maximum length of time over which Entergy has executed natural gas swaps as of December 31, 2022 is 10 months for Entergy Mississippi and 3 months for Entergy New Orleans. The total volume of natural gas swaps and options outstanding as of December 31, 2022 is 22,811,760 MMBtu for Entergy, including 9,120,000 MMBtu for Entergy Louisiana, 13,088,700 MMBtu for Entergy Mississippi, and 603,060 MMBtu for Entergy New Orleans. Credit support for these natural gas swaps and options is covered by master agreements that do not require Entergy to provide collateral based on mark-to-market value, but do carry adequate assurance language that may lead to requests for collateral.

During the second quarter 2022, Entergy participated in the annual financial transmission rights auction process for the MISO planning year of June 1, 2022 through May 31, 2023. Financial transmission rights are derivative instruments that represent economic hedges of future congestion charges that will be incurred in serving Entergy's customer load. They are not designated as hedging instruments. Entergy initially records financial transmission rights at their estimated fair value and subsequently adjusts the carrying value to their estimated fair value at the end of each accounting period prior to settlement. Unrealized gains or losses on financial transmission rights held by Entergy Wholesale Commodities are included in operating revenues. The Utility operating companies recognize regulatory liabilities or assets for unrealized gains or losses on financial transmission rights. The total volume of financial transmission rights outstanding as of December 31, 2022 is 60,163 GWh for Entergy, including 13,532 GWh for Entergy Arkansas, 27,264 GWh for Entergy Louisiana, 6,492 GWh for Entergy Mississippi, 2,596 GWh for Entergy New Orleans, and 10,202 GWh for Entergy Texas. Credit support for financial transmission rights held by the Utility operating companies is covered by cash and/or letters of credit issued by each Utility operating company as required by MISO. Credit support for financial transmission rights held by Entergy Wholesale Commodities is covered by cash. No cash or letters of credit were required to be posted for financial transmission rights exposure for Entergy Wholesale Commodities as of December 31, 2022 and 2021. Letters of credit posted with MISO covered the financial transmission rights exposure for Entergy Mississippi, Entergy New Orleans, and Entergy Texas as of December 31, 2022 and for Entergy Mississippi and Entergy Texas as of December 31, 2021.

The fair values of Entergy's derivative instruments not designated as hedging instruments on the consolidated balance sheets as of December 31, 2022 and 2021 are shown in the table below. Certain investments, including those not designated as hedging instruments, are subject to master netting agreements and are presented in the balance sheet on a net basis in accordance with accounting guidance for derivatives and hedging.

Instrument	Balance Sheet Location	Gross Fair Value (a)	Offsetting Position (b)	Net Fair Value (c) (d)	Business
		(In Millions)			
2022					
Assets:					
Natural gas swaps and options	Prepayments and other	$13	$—	$13	Utility
Natural gas swaps and options	Other deferred debits and other assets	$3	$—	$3	Utility
Financial transmission rights	Prepayments and other	$21	($2)	$19	Utility and Entergy Wholesale Commodities
Liabilities:					
Natural gas swaps and options	Other current liabilities	$25	$—	$25	Utility

Instrument	Balance Sheet Location	Gross Fair Value (a)	Offsetting Position (b)	Net Fair Value (c) (d)	Business
		(In Millions)			
2021					
Assets:					
Natural gas swaps and options	Prepayments and other	$6	$—	$6	Utility
Natural gas swaps and options	Other deferred debits and other assets	$5	$—	$5	Utility
Financial transmission rights	Prepayments and other	$4	$—	$4	Utility and Entergy Wholesale Commodities
Liabilities:					
Natural gas swaps and options	Other current liabilities	$7	$—	$7	Utility

(a) Represents the gross amounts of recognized assets/liabilities
(b) Represents the netting of fair value balances with the same counterparty
(c) Represents the net amounts of assets/liabilities presented on the Entergy Corporation and Subsidiaries' Consolidated Balance Sheet
(d) Excludes cash collateral in the amount of $8 million posted as of December 31, 2022 and December 31, 2021. Also excludes letters of credit in the amount of $3 million posted as of December 31, 2022.

As discussed above, the Entergy Wholesale Commodities portfolio of derivative instruments expired in April 2021, which was the settlement date for the last financial derivative contracts in the Entergy Wholesale Commodities portfolio. For the year ended December 31, 2022, there were no effects resulting from Entergy's derivative instruments designated as cash flow hedges on the consolidated income statements.

The effects of Entergy's derivative instruments designated as cash flow hedges on the consolidated income statements for the years ended December 31, 2021 and 2020 are as follows:

Instrument	Amount of gain (loss) recognized in other comprehensive income	Income Statement location	Amount of gain (loss) reclassified from accumulated other comprehensive income into income (a)
	(In Millions)		(In Millions)
2021			
Electricity swaps and options	$2	Competitive business operating revenues	$40
2020			
Electricity swaps and options	$77	Competitive business operating revenues	$148

(a)   Before taxes of $8 million and $31 million for the years ended December 31, 2021 and 2020, respectively

Prior to the expiration of the Entergy Wholesale Commodities portfolio of derivative instruments, Entergy may have effectively liquidated a cash flow hedge instrument by entering into a contract offsetting the original hedge, and then de-designating the original hedge in this situation. Gains or losses accumulated in other comprehensive income prior to de-designation would have continued to be deferred in other comprehensive income until they were included in income as the original hedged transaction occurred. From the point of de-designation, the gains or losses on the original hedge and the offsetting contract were recorded as assets or liabilities on the balance sheet and offset as they flowed through to earnings.

The effects of Entergy's derivative instruments not designated as hedging instruments on the consolidated income statements for the years ended December 31, 2022, 2021, and 2020 are as follows:

Instrument	Income Statement location		Amount of gain (loss) recorded in the income statement
			(In Millions)
2022			
Natural gas swaps and options	Fuel, fuel-related expenses, and gas purchased for resale	(a)	$74
Financial transmission rights	Purchased power expense	(b)	$176
2021			
Natural gas swaps and option	Fuel, fuel-related expenses, and gas purchased for resale	(a)	$32
Financial transmission rights	Purchased power expense	(b)	$179
Electricity swaps and options (c)	Competitive business operating revenues		($2)
2020			
Natural gas swaps	Fuel, fuel-related expenses, and gas purchased for resale	(a)	($12)
Financial transmission rights	Purchased power expense	(b)	$92
Electricity swaps and options (c)	Competitive business operating revenues		$1

(a)   Due to regulatory treatment, the natural gas swaps and options are marked-to-market through fuel, fuel-related expenses, and gas purchased for resale and then such amounts are simultaneously reversed and recorded as an offsetting regulatory asset or liability. The gains or losses recorded as fuel expenses when the swaps and options are settled are recovered or refunded through fuel cost recovery mechanisms.
(b)   Due to regulatory treatment, the changes in the estimated fair value of financial transmission rights for the Utility operating companies are recorded through purchased power expense and then such amounts are simultaneously reversed and recorded as an offsetting regulatory asset or liability. The gains or losses recorded as purchased power expense when the financial transmission rights for the Utility operating companies are settled are recovered or refunded through fuel cost recovery mechanisms.
(c)   There were no gains (losses) recognized in accumulated other comprehensive income from electricity swaps and options prior to the expiration of the Entergy Wholesale Commodities portfolio of derivative instruments in April 2021.

Fair Values

The estimated fair values of Entergy's financial instruments and derivatives are determined using historical prices, bid prices, market quotes, and financial modeling. Considerable judgment is required in developing the estimates of fair value. Therefore, estimates are not necessarily indicative of the amounts that Entergy could realize in a current market exchange. Gains or losses realized on financial instruments are reflected in future rates and therefore do not affect net income. Entergy considers the carrying amounts of most financial instruments classified as current assets and liabilities to be a reasonable estimate of their fair value because of the short maturity of these instruments.

Accounting standards define fair value as an exit price, or the price that would be received to sell an asset or the amount that would be paid to transfer a liability in an orderly transaction between knowledgeable market participants at the date of measurement. Entergy and the Registrant Subsidiaries use assumptions or market input data that market participants would use in pricing assets or liabilities at fair value. The inputs can be readily observable, corroborated by market data, or generally unobservable. Entergy and the Registrant Subsidiaries endeavor to use the best available information to determine fair value.

Accounting standards establish a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy establishes the highest priority for unadjusted market quotes in an active market for the identical asset or liability and the lowest priority for unobservable inputs.

The three levels of the fair value hierarchy are:

- Level 1 - Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the entity has the ability to access at the measurement date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 primarily consists of individually owned common stocks, cash equivalents (temporary cash investments, securitization recovery trust account, and escrow accounts), debt instruments, and gas swaps traded on exchanges with active markets. Cash equivalents includes all unrestricted highly liquid debt instruments with an original or remaining maturity of three months or less at the date of purchase.

- Level 2 - Level 2 inputs are inputs other than quoted prices included in Level 1 that are, either directly or indirectly, observable for the asset or liability at the measurement date. Assets are valued based on prices derived by independent third parties that use inputs such as benchmark yields, reported trades, broker/dealer quotes, and issuer spreads. Prices are reviewed and can be challenged with the independent parties and/or overridden by Entergy if it is believed such would be more reflective of fair value. Level 2 inputs include the following:

  - quoted prices for similar assets or liabilities in active markets;
  - quoted prices for identical assets or liabilities in inactive markets;
  - inputs other than quoted prices that are observable for the asset or liability; or
  - inputs that are derived principally from or corroborated by observable market data by correlation or other means.

  Level 2 consists primarily of individually-owned debt instruments and gas swaps and options valued using observable inputs.

- Level 3 - Level 3 inputs are pricing inputs that are generally less observable or unobservable from objective sources. These inputs are used with internally developed methodologies to produce management's best estimate of fair value for the asset or liability. Level 3 consists primarily of financial transmission rights and derivative power contracts used as cash flow hedges of power sales at merchant power plants.

Consistent with management's strategy to shut down and sell all plants in the Entergy Wholesale Commodities merchant fleet, the Entergy Wholesale Commodities portfolio of derivative instruments expired in April 2021, which was the settlement date for the last financial derivative contracts in the Entergy Wholesale Commodities portfolio.

The values for power contract assets or liabilities prior to expiration in April 2021 were based on both observable inputs including public market prices and interest rates, and unobservable inputs such as implied volatilities, unit contingent discounts, expected basis differences, and credit adjusted counterparty interest rates.

They were classified as Level 3 assets and liabilities. The valuations of these assets and liabilities were performed by the Office of Corporate Risk Oversight and the Entergy Wholesale Commodities Accounting group. The primary related functions of the Office of Corporate Risk Oversight included: gathering, validating and reporting market data, providing market risk analyses and valuations in support of Entergy Wholesale Commodities' commercial transactions, developing and administering protocols for the management of market risks, and implementing and maintaining controls around changes to market data in the energy trading and risk management system. The Office of Corporate Risk Oversight was also responsible for managing the energy trading and risk management system, forecasting revenues, forward positions and analysis. The Entergy Wholesale Commodities Accounting group performed functions related to market and counterparty settlements, revenue reporting and analysis, and financial accounting. The Office of Corporate Risk Oversight reports to the Vice President and Treasurer while the Entergy Wholesale Commodities Accounting group reports to the Chief Accounting Officer.

The amounts reflected as the fair value of electricity swaps were based on the estimated amount that the contracts were in-the-money at the balance sheet date (treated as an asset) or out-of-the-money at the balance sheet date (treated as a liability) and equaled the estimated amount receivable to or payable by Entergy if the contracts were settled at that date. These derivative contracts included cash flow hedges that swapped fixed for floating cash flows for sales of the output from the Entergy Wholesale Commodities business. The fair values were based on the mark-to-market comparison between the fixed contract prices and the floating prices determined each period from quoted forward power market prices. The differences between the fixed price in the swap contract and these market-related prices multiplied by the volume specified in the contract and discounted at the counterparties' credit adjusted risk free rate were recorded as derivative contract assets or liabilities. For contracts that had unit contingent terms, a further discount was applied based on the historical relationship between contract and market prices for similar contract terms.

The amounts reflected as the fair values of electricity options were valued based on a Black Scholes model and were calculated at the end of each month for accounting purposes. Inputs to the valuation included end of day forward market prices for the period when the transactions settled, implied volatilities based on market volatilities provided by a third-party data aggregator, and U.S. Treasury rates for a risk-free return rate. As described further below, prices and implied volatilities were reviewed and could be adjusted if it was determined that there was a better representation of fair value.

On a daily basis, the Office of Corporate Risk Oversight calculated the mark-to-market for electricity swaps and options. The Office of Corporate Risk Oversight also validated forward market prices by comparing them to other sources of forward market prices or to settlement prices of actual market transactions. Significant differences were analyzed and potentially adjusted based on these other sources of forward market prices or settlement prices of actual market transactions. Implied volatilities used to value options were also validated using actual counterparty quotes for Entergy Wholesale Commodities transactions when available and compared with other sources of market implied volatilities. Moreover, on a quarterly basis, the Office of Corporate Risk Oversight confirmed the mark-to-market calculations and prepared price scenarios and credit downgrade scenario analysis. The scenario analysis was communicated to senior management within Entergy and within Entergy Wholesale Commodities. Finally, for all proposed derivative transactions, an analysis was completed to assess the risk of adding the proposed derivative to Entergy Wholesale Commodities' portfolio. In particular, the credit and liquidity effects were calculated for this analysis. This analysis was communicated to senior management within Entergy and Entergy Wholesale Commodities.

The values of financial transmission rights are based on unobservable inputs, including estimates of congestion costs in MISO between applicable generation and load pricing nodes based on the 50th percentile of historical prices. They are classified as Level 3 assets and liabilities. The valuations of these assets and liabilities are performed by the Office of Corporate Risk Oversight. The values are calculated internally and verified against the data published by MISO. Entergy's Entergy Wholesale Commodities Accounting group reviews these valuations for reasonableness, with the assistance of others within the organization with knowledge of the various inputs and assumptions used in the valuation. The Office of Corporate Risk Oversight reports to the Vice President and Treasurer. The Entergy Wholesale Commodities Accounting group reports to the Chief Accounting Officer.

The following tables set forth, by level within the fair value hierarchy, Entergy's assets and liabilities that are accounted for at fair value on a recurring basis as of December 31, 2022 and December 31, 2021. The assessment of the significance of a particular input to a fair value measurement requires judgment and may affect their placement within the fair value hierarchy levels.

2022	Level 1	Level 2	Level 3	Total
		(In Millions)		
Assets:				
Temporary cash investments	$109	$—	$—	$109
Decommissioning trust funds (a):				
Equity securities	24	—	—	24
Debt securities	534	1,122	—	1,656
Common trusts (b)				2,442
Securitization recovery trust account	13	—	—	13
Escrow accounts	402	—	—	402
Gas hedge contracts	13	3	—	16
Financial transmission rights	—	—	19	19
	$1,095	$1,125	$19	$4,681
Liabilities:				
Gas hedge contracts	$25	$—	$—	$25

2021	Level 1	Level 2	Level 3	Total
		(In Millions)		
Assets:				
Temporary cash investments	$398	$—	$—	$398
Decommissioning trust funds (a):				
Equity securities	132	—	—	132
Debt securities (c)	770	1,407	—	2,177
Common trusts (b)				3,205
Securitization recovery trust account	29	—	—	29
Escrow accounts	49	—	—	49
Gas hedge contracts	6	5	—	11
Financial transmission rights	—	—	4	4
	$1,384	$1,412	$4	$6,005
Liabilities:				
Gas hedge contracts	$7	$—	$—	$7

(a)   The decommissioning trust funds hold equity and fixed income securities. Equity securities are invested to approximate the returns of major market indices. Fixed income securities are held in various governmental and corporate securities. See Note 16 to the financial statements for additional information on the investment portfolios.

(b)   Common trust funds are not publicly quoted and are valued by the fund administrators using net asset value as a practical expedient. Accordingly, these funds are not assigned a level in the fair value table. The fund administrator of these investments allows daily trading at the net asset value and trades settle at a later date.

(c)   The decommissioning trust funds fair value presented herein does not include the recognition of a credit loss valuation allowance of $0.4 million as of December 31, 2021. See Note 16 to the financial statements for additional information on the allowance for expected credit losses.

The following table sets forth a reconciliation of changes in the net assets (liabilities) for the fair value of derivatives classified as Level 3 in the fair value hierarchy for the years ended December 31, 2022, 2021, and 2020:

	2022	2021		2020	
	Financial transmission rights	Power Contracts	Financial transmission rights	Power Contracts	Financial transmission rights
			(In Millions)		
Balance as of January 1,	$4	$38	$9	$118	$10
Total gains (losses) for the period (a)					
Included in earnings	—	(2)	—	1	1
Included in other comprehensive income	—	2	—	77	—
Included as a regulatory liability/asset	175	—	162	—	67
Issuances of financial transmission rights	16	—	12	—	23
Settlements	(176)	(38)	(179)	(158)	(92)
Balance as of December 31,	$19	$—	$4	$38	$9

(a)   Change in unrealized gains or losses for the period included in earnings for derivatives held at the end of the reporting period is ($0.3) million for the year ended December 31, 2020.

The fair values of the Level 3 financial transmission rights are based on unobservable inputs calculated internally and verified against historical pricing data published by MISO.

The following table sets forth an analysis of each of the types of unobservable inputs impacting the fair value of items classified as Level 3 within the fair value hierarchy, and the sensitivity to changes to those inputs:

Significant Unobservable Input	Transaction Type	Position	Change to Input	Effect on Fair Value
Unit contingent discount	Electricity swaps	Sell	Increase (Decrease)	Decrease (Increase)

NOTE 16. DECOMMISSIONING TRUST FUNDS

The NRC requires Entergy subsidiaries to maintain nuclear decommissioning trusts to fund the costs of decommissioning ANO 1, ANO 2, River Bend, Waterford 3, and Grand Gulf. Entergy's nuclear decommissioning trust funds invest in equity securities, fixed-rate debt securities, and cash and cash equivalents.

As discussed in Note 14 to the financial statements, in June 2022, Entergy completed the sale of Palisades to Holtec. As part of the transaction, Entergy transferred the Palisades decommissioning trust fund to Holtec. The disposition-date fair value of the decommissioning trust fund was approximately $552 million.

Entergy records decommissioning trust funds on the balance sheet at their fair value. Because of the ability of the Registrant Subsidiaries to recover decommissioning costs in rates and in accordance with the regulatory treatment for decommissioning trust funds, the Registrant Subsidiaries have recorded an offsetting amount of unrealized gains/(losses) on investment securities in other regulatory liabilities/assets. For the 30% interest in River Bend formerly owned by Cajun, Entergy Louisiana records an offsetting amount in other deferred credits for the unrealized trust earnings not currently expected to be needed to decommission the plant. Decommissioning trust funds for the Entergy Wholesale Commodities nuclear plants did not meet the criteria for regulatory accounting treatment. Accordingly, unrealized gains/(losses) recorded on the equity securities in the trust funds were recognized in earnings. Unrealized gains recorded on the available-for-sale debt securities in the trust funds are recognized in the accumulated other comprehensive income component of shareholders' equity. Unrealized losses (where cost exceeds fair market value) on the available-for-sale debt securities in the trust funds are also recorded in the accumulated other comprehensive income component of shareholders' equity unless the unrealized loss is other than temporary and therefore recorded in earnings. A portion of Entergy's decommissioning trust funds were held in a wholly-owned registered investment company, and unrealized gains and losses on both the equity and debt securities held in the registered investment company were recognized in earnings. In December 2020, Entergy liquidated its interest in the registered investment company. Generally, Entergy records gains and losses on its debt and equity securities using the specific identification method to determine the cost basis of its securities.

The unrealized gains/(losses) recognized during the year ended December 31, 2022 on equity securities still held as of December 31, 2022 were ($605) million. The equity securities are generally held in funds that are designed to approximate or somewhat exceed the return of the Standard Poor's 500 Index. A relatively small percentage of the equity securities are held in funds intended to replicate the return of the Wilshire 4500 index or the Russell 3000 Index. The debt securities are generally held in individual government and credit issuances.

The available-for-sale securities held as of December 31, 2022 and 2021 are summarized as follows:

	Fair Value	Total Unrealized Gains	Total Unrealized Losses
	(In Millions)		
2022			
Debt Securities	$1,655	$4	$201
2021			
Debt Securities	$2,177	$65	$12

The unrealized gains/(losses) above are reported before deferred taxes of $2 million as of December 31, 2021 for debt securities. As of December 31, 2022, there were no deferred taxes on unrealized gains/(losses). The amortized cost of available-for-sale debt securities was $1,852 million as of December 31, 2022 and $2,125 million as of December 31, 2021. As of December 31, 2022, available-for-sale debt securities had an average coupon rate of approximately 3.12%, an average duration of approximately 6.51 years, and an average maturity of approximately 10.81 years.

The fair value and gross unrealized losses of available-for-sale debt securities, summarized by length of time that the securities had been in a continuous loss position, were as follows as of December 31, 2022 and 2021:

	December 31, 2022		December 31, 2021	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
	(In Millions)			
Less than 12 months	$840	$63	$770	$8
More than 12 months	666	138	99	4
Total	$1,506	$201	$869	$12

The fair value of available-for-sale debt securities, summarized by contractual maturities, as of December 31, 2022 and 2021 are as follows:

	2022	2021
	(In Millions)	
Less than 1 year	$62	$—
1 year - 5 years	520	473
5 years - 10 years	461	655
10 years - 15 years	117	389
15 years - 20 years	161	130
20 years+	334	530
Total	$1,655	$2,177

During the years ended December 31, 2022, 2021, and 2020, proceeds from the dispositions of available-for-sale securities amounted to $889 million, $1,465 million, and $1,024 million, respectively. During the years ended December 31, 2022, 2021, and 2020, gross gains of $2 million, $29 million, and $47 million, respectively, and gross losses of $46 million, $17 million, and $4 million, respectively, related to available-for-sale securities were reclassified out of other comprehensive income or other regulatory liabilities/assets into earnings.

Allowance for expected credit losses

Entergy estimates the expected credit losses for its available for sale securities based on the current credit rating and remaining life of the securities. To the extent an individual security is determined to be uncollectible, it is written off against this allowance. Entergy's available-for-sale securities are held in trusts managed by third parties who operate in accordance with agreements that define investment guidelines and place restrictions on the purchases and sales of investments. Specifically, available-for-sale securities are subject to credit worthiness restrictions, with requirements for both the average credit rating of the portfolio and minimum credit ratings for individual debt securities. As of December 31, 2022, Entergy did not have an allowance for expected credit losses related to available-for-sale securities. As of December 31, 2021, Entergy's allowance for expected credit losses related to available-for-sale securities was $0.4 million. Entergy recorded $1.5 million in impairments of available-for-sale securities for the year ended December 31, 2022. Entergy did not record any impairments of available-for-sale debt securities for the year ended December 31, 2021.

NOTE 17. VARIABLE INTEREST ENTITIES

Under applicable authoritative accounting guidance, a variable interest entity (VIE) is an entity that conducts a business or holds property that possesses any of the following characteristics: an insufficient amount of equity at risk to finance its activities, equity owners who do not have the power to direct the significant activities of the entity (or have voting rights that are disproportionate to their ownership interest), or where equity holders do not receive expected losses or returns. An entity may have an interest in a VIE through ownership or other contractual rights or obligations, and is required to consolidate a VIE if it is the VIE's primary beneficiary. The primary beneficiary of a VIE is the entity that has the power to direct the activities of the VIE that most significantly affect the VIE's economic performance and has the obligation to absorb losses or has the right to residual returns that would potentially be significant to the entity.

Entergy Arkansas, Entergy Louisiana, and System Energy consolidate the respective companies from which they lease nuclear fuel, usually in a sale and leaseback transaction. This is because Entergy directs the nuclear fuel companies with respect to nuclear fuel purchases, assists the nuclear fuel companies in obtaining financing, and, if financing cannot be arranged, the lessee (Entergy Arkansas, Entergy Louisiana, or System Energy) is required to pay advance rent (Entergy Arkansas VIE, Entergy Louisiana Waterford VIE, and System Energy VIE) or special payments (Entergy Louisiana River Bend VIE) to allow the nuclear fuel company (the VIE) to meet its obligations. During the term of the arrangements, none of the Entergy operating companies have been required to provide financial support apart from their scheduled lease payments. See Note 4 to the financial statements for details of the nuclear fuel companies' credit facility and commercial paper borrowings and long-term debt that are reported by Entergy, Entergy Arkansas, Entergy Louisiana, and System Energy. These amounts also represent Entergy's and the respective Registrant Subsidiary's maximum exposure to losses associated with their respective interests in the nuclear fuel companies.

Entergy Gulf States Reconstruction Funding I, LLC, Entergy Texas Restoration Funding, LLC, and Entergy Texas Restoration Funding II, LLC, companies wholly-owned and consolidated by Entergy Texas, are VIEs and Entergy Texas is the primary beneficiary. In June 2007, Entergy Gulf States Reconstruction Funding issued senior secured transition bonds (securitization bonds) to finance Entergy Texas's Hurricane Rita reconstruction costs. Although the principal amount was not due until June 2022, Entergy Gulf States Reconstruction Funding made principal payments on the bonds in 2021, after which the bonds were fully repaid. In November 2009, Entergy Texas Restoration Funding issued senior secured transition bonds (securitization bonds) to finance Entergy Texas's Hurricane Ike and Hurricane Gustav restoration costs. Although the principal amount was not due until November 2023, Entergy Texas Restoration Funding made principal payments on the bonds in 2022, after which the bonds were fully repaid. In April 2022, Entergy Texas Restoration Funding II issued senior secured system restoration bonds (securitization bonds) to finance Entergy Texas's Hurricane Laura, Hurricane Delta, and Winter Storm Uri restoration costs. With the proceeds, the VIEs purchased from Entergy Texas the transition property, which is the right to recover from customers through a system restoration charge amounts sufficient to service the securitization bonds. The transition property is reflected as a regulatory asset on the consolidated Entergy Texas balance sheet. The creditors of Entergy Texas do not have recourse to the assets or revenues of the VIEs, including the transition property, and the creditors of the VIEs do not have recourse to the assets or revenues of Entergy Texas. Entergy Texas has no payment obligations to the VIEs except to remit system restoration charge collections. See Note 5 to the financial statements for additional details regarding the securitization bonds.

Entergy Arkansas Restoration Funding, LLC, a company wholly-owned and consolidated by Entergy Arkansas, is a VIE and Entergy Arkansas is the primary beneficiary. In August 2010, Entergy Arkansas Restoration Funding issued storm cost recovery bonds to finance Entergy Arkansas's January 2009 ice storm damage restoration costs. With the proceeds, Entergy Arkansas Restoration Funding purchased from Entergy Arkansas the storm recovery property, which is the right to recover from customers through a storm recovery charge amounts sufficient to service the securitization bonds. Although the principal amount was not due until August 2021, Entergy Arkansas Restoration Funding made principal payments on the bonds in 2020, after which the bonds were fully repaid. Entergy Arkansas Restoration Funding, LLC was then legally dissolved in January 2021.

Entergy Louisiana Investment Recovery Funding I, L.L.C., a company wholly-owned and consolidated by Entergy Louisiana, is a VIE and Entergy Louisiana is the primary beneficiary. In September 2011, Entergy Louisiana Investment Recovery Funding issued investment recovery bonds to recover Entergy Louisiana's investment recovery costs associated with the canceled Little Gypsy repowering project. With the proceeds,

Entergy Louisiana Investment Recovery Funding purchased from Entergy Louisiana the investment recovery property, which is the right to recover from customers through an investment recovery charge amounts sufficient to service the bonds. Although the principal amount was not due until September 2023, Entergy Louisiana Investment Recovery Funding made principal payments on the bonds in 2021, after which the bonds were fully repaid. See Note 5 to the financial statements for additional details regarding the investment recovery bonds.

Entergy New Orleans Storm Recovery Funding I, L.L.C., a company wholly-owned and consolidated by Entergy New Orleans, is a VIE and Entergy New Orleans is the primary beneficiary. In July 2015, Entergy New Orleans Storm Recovery Funding issued storm cost recovery bonds to recover Entergy New Orleans's Hurricane Isaac storm restoration costs, including carrying costs, the costs of funding and replenishing the storm recovery reserve, and up-front financing costs associated with the securitization. With the proceeds, Entergy New Orleans Storm Recovery Funding purchased from Entergy New Orleans the storm recovery property, which is the right to recover from customers through a storm recovery charge amounts sufficient to service the securitization bonds. The storm recovery property is reflected as a regulatory asset on the consolidated Entergy New Orleans balance sheet. The creditors of Entergy New Orleans do not have recourse to the assets or revenues of Entergy New Orleans Storm Recovery Funding, including the storm recovery property, and the creditors of Entergy New Orleans Storm Recovery Funding do not have recourse to the assets or revenues of Entergy New Orleans. Entergy New Orleans has no payment obligations to Entergy New Orleans Storm Recovery Funding except to remit storm recovery charge collections. See Note 5 to the financial statements for additional details regarding the securitization bonds.

Restoration Law Trust I (the storm trust), a trust consolidated by Entergy Louisiana, is a VIE and Entergy Louisiana is the primary beneficiary. The storm trust was established as part of the Act 293 securitization of Entergy Louisiana's Hurricane Laura, Hurricane Delta, Hurricane Zeta, and Winter Storm Uri restoration costs, as well as to establish a storm reserve to fund a portion of Hurricane Ida storm restoration costs. Entergy Louisiana is the primary beneficiary of the storm trust because it was created to facilitate the financing of Entergy Louisiana's storm restoration costs and Entergy Louisiana is entitled to receive a majority of the proceeds received by the storm trust. As of December 31, 2022, the primary asset held by the storm trust is the $3.2 billion of outstanding Entergy Finance Company preferred membership interests, which is reflected as an investment in affiliate preferred membership interests on the consolidated balance sheet of Entergy Louisiana. The storm trust's investment in affiliate preferred membership interests was purchased with the net bond proceeds of the securitization bonds issued by the LCDA. After the securitization bonds were issued, the LCDA loaned the net bond proceeds to the LURC, and pursuant to Act 293, the LURC contributed the net bond proceeds to the storm trust. The holders of the securitization bonds do not have recourse to the assets or revenues of the trust or to any Entergy affiliate and the bonds are not reflected in the consolidated balance sheets of Entergy or Entergy Louisiana. The LURC's 1% beneficial interest in the storm trust is presented as noncontrolling interest in the consolidated balance sheets of Entergy and Entergy Louisiana. See Note 2 to the financial statements for additional discussion of the securitization bonds and the preferred membership interests.

System Energy is considered to hold a variable interest in the lessor from which it leases an undivided interest in the Grand Gulf nuclear plant. System Energy is the lessee under this arrangement, which is described in more detail in Note 5 to the financial statements. System Energy made payments on its lease, including interest, of $17.2 million in 2022, $17.2 million in 2021, and $17.2 million in 2020. The lessor is a bank acting in the capacity of owner trustee for the benefit of equity investors in the transaction pursuant to trust agreement entered solely for the purpose of facilitating the lease transaction. It is possible that System Energy may be considered as the primary beneficiary of the lessor, but it is unable to apply the authoritative accounting guidance with respect to this VIE because the lessor is not required to, and could not, provide the necessary financial information to consolidate the lessor. Because System Energy accounts for this leasing arrangement as a capital financing, however, System Energy believes that consolidating the lessor would not materially affect the financial statements. In the event of default under a lease, remedies available to the lessor include payment by the lessee of the fair value of the undivided interest in the plant, payment of the present value of the basic rent payments, or payment of a predetermined casualty value. System Energy believes, however, that the obligations recorded on the balance sheet materially represent its potential exposure to loss.

AR Searcy Partnership, LLC, is a tax equity partnership that qualifies as a VIE, which Entergy Arkansas is required to consolidate as it is the primary beneficiary. See Note 14 to the financial statements for additional discussion on the establishment of AR Searcy Partnership, LLC and the acquisition of the Searcy Solar facility. The entity is a VIE because the holders of the membership interests, as a group, lack the characteristics of a controlling financial interest, including substantive kick out rights. Entergy Arkansas is the primary beneficiary of the partnership because, as the managing member, it has the right to direct the operations and receive a majority of the operating income of the partnership. See Note 1 to the financial statements for discussion of the presentation of the third party tax equity partner's noncontrolling interest and the HLBV method of accounting used to account for Entergy Arkansas's investment in AR Searcy Partnership, LLC. As of December 31, 2022, AR Searcy Partnership, LLC recorded assets equal to $138.3 million, primarily consisting of property, plant, and equipment, and the carrying value of Entergy Arkansas's ownership interest in the partnership was approximately $109 million. The tax equity investor's ownership interest is recorded as noncontrolling interest.

MS Sunflower Partnership, LLC, is a tax equity partnership that qualifies as a VIE, which Entergy Mississippi is required to consolidate as it is the primary beneficiary. See Note 14 to the financial statements for additional discussion on the establishment of MS Sunflower Partnership, LLC and the acquisition of the Sunflower Solar facility. The entity is a VIE because the holders of the membership interests, as a group, lack the characteristics of a controlling financial interest, including substantive kick out rights. Entergy Mississippi is the primary beneficiary of the partnership because, as the managing member, it has the right to direct the operations and receive a majority of the operating income of the partnership. See Note 1 to the financial statements for discussion of the presentation of the third party tax equity partner's noncontrolling interest and the HLBV method of accounting used to account for Entergy Mississippi's investment in MS Sunflower Partnership, LLC. As of December 31, 2022, MS Sunflower Partnership, LLC recorded assets equal to $154.5 million, primarily consisting of property, plant, and equipment, and the carrying value of Entergy Mississippi's ownership interest in the partnership was approximately $117.2 million. The tax equity investor's ownership interest is recorded as noncontrolling interest.

Entergy has also reviewed various lease arrangements, power purchase agreements, including agreements for renewable power, and other agreements that represent variable interests in other legal entities which have been determined to be VIEs. In these cases, Entergy has determined that it is not the primary beneficiary of the related VIE because it does not have the power to direct the activities of the VIE that most significantly affect the VIE's economic performance, or it does not have the obligation to absorb losses or the right to residual returns that would potentially be significant to the entity, or both.

NOTE 18. TRANSACTIONS WITH AFFILIATES

Transactions with Equity Method Investees

EWO Marketing, LLC, an indirect wholly-owned subsidiary of Entergy, paid capacity charges and gas transportation to RS Cogen, L.L.C. in the amounts of $24 million in 2022, $24 million in 2021, and $26 million in 2020. In October 2022, Entergy sold its 50% membership interest in RS Cogen, L.L.C.

NOTE 19. REVENUE

Revenues from electric service and the sale of natural gas are recognized when services are transferred to the customer in an amount equal to what Entergy has the right to bill the customer because this amount represents the value of services provided to customers. Entergy's total revenues for the years ended December 31, 2022, 2021 and 2020 are as follows:

	2022	2021	2020
	(In Thousands)		
Utility:			
Residential	$4,640,039	$3,981,846	$3,550,317
Commercial	3,087,675	2,610,207	2,292,740
Industrial	3,716,058	2,942,370	2,331,170
Governmental	286,605	245,685	212,131
Total billed retail	11,730,377	9,780,108	8,386,358
Sales for resale (a)	858,743	601,895	295,810
Other electric revenues (b)	481,256	375,312	348,102
Revenues from contracts with customers	13,070,376	10,757,315	9,030,270
Other revenues (c)	116,469	116,680	16,373
Total electric revenues	13,186,845	10,873,995	9,046,643
Natural gas	233,920	170,610	124,008
Entergy Wholesale Commodities:			
Competitive businesses sales from contracts with customers (a)	337,073	672,493	771,360
Other revenues (c)	6,399	25,798	171,625
Total competitive businesses revenues	343,472	698,291	942,985
Total operating revenues	$13,764,237	$11,742,896	$10,113,636

(a)   Sales for resale and competitive businesses sales include day-ahead sales of energy in a market administered by an ISO. These sales represent financially binding commitments for the sale of physical energy the next day. These sales are adjusted to actual power generated and delivered in the real time market. Given the short duration of these transactions, Entergy does not consider them to be derivatives subject to fair value adjustments and includes them as part of customer revenues.

(b)   Other electric revenues consist primarily of transmission and ancillary services provided to participants of an ISO-administered market, unbilled revenue, and certain customer credits as directed by regulators.

(c)   Other revenues include the equity component of carrying costs related to securitization, settlement of financial hedges, occasional sales of inventory, alternative revenue programs, provisions for revenue subject to refund, and late fees.

Electric Revenues

Entergy's primary source of revenue is from retail electric sales sold under tariff rates approved by regulators in its various jurisdictions. Entergy Arkansas, Entergy Louisiana, Entergy Mississippi, Entergy New Orleans, and Entergy Texas generate, transmit, and distribute electric power primarily to retail customers in Arkansas, Louisiana, Mississippi, and Texas. Entergy's Utility operating companies provide power to customers on demand throughout the month, measured by a meter located at the customer's property. Approved rates vary by customer class due to differing requirements of the customers and market factors involved in fulfilling those requirements. Entergy issues monthly bills to customers at rates approved by regulators for power and related services provided during the previous billing cycle.

To the extent that deliveries have occurred, but a bill has not been issued, Entergy's Utility operating companies record an estimate for energy delivered since the latest billings. The Utility operating companies calculate the estimate based upon several factors including billings through the last billing cycle in a month, actual generation in the month, historical line loss factors, and market prices of power in the respective jurisdiction. The inputs are revised as needed to approximate actual usage and cost. Each month, estimated unbilled amounts are recorded as unbilled revenue and accounts receivable, and the prior month's estimate is reversed. Price and volume differences resulting from factors such as weather affect the calculation of unbilled revenues from one period to the other.

Entergy may record revenue based on rates that are subject to refund. Such revenues are reduced by estimated refund amounts when Entergy believes refunds are probable based on the status of rate proceedings as of the date financial statements are prepared. Because these refunds will be made through a reduction in future rates, and not as a reduction in bills previously issued, they are presented as other revenues in the table above.

System Energy's only source of revenue is the sale of electric power and capacity generated from its 90% interest in the Grand Gulf nuclear plant to Entergy Arkansas, Entergy Louisiana, Entergy Mississippi, and Entergy New Orleans. System Energy issues monthly bills to its affiliated customers equal to its actual operating costs plus a return on common equity approved by the FERC.

Entergy's Utility operating companies also sell excess power not needed for its own customers, primarily through transactions with MISO, a regional transmission organization that maintains functional control over the combined transmission systems of its members and manages one of the largest energy markets in the U.S. In the MISO market, Entergy offers its generation and bids its load into the market. MISO settles these offers and bids based on locational marginal prices. These represent pricing for energy at a given location based on a market clearing price that takes into account physical limitations on the transmission system, generation, and demand throughout the MISO region. MISO evaluates each market participant's energy offers and demand bids to economically and reliably dispatch the entire MISO system. Entergy nets purchases and sales within the MISO market and reports in operating revenues when in a net selling position and in operating expenses when in a net purchasing position.

Natural Gas

Entergy Louisiana and Entergy New Orleans also distribute natural gas to retail customers in and around Baton Rouge, Louisiana, and New Orleans, Louisiana, respectively. Gas transferred to customers is measured by a meter at the customer's property. Entergy issues monthly invoices to customers at rates approved by regulators for the volume of gas transferred to date.

Competitive Businesses Revenues

The Entergy Wholesale Commodities segment derived almost all of its revenue from sales of electric power and capacity produced by its operating plants to wholesale customers. The majority of Entergy Wholesale Commodities' 2022 and 2021 revenues were from the Palisades nuclear power plant located in Michigan, which was shut down in May 2022 and subsequently sold in June 2022. Almost all of the Palisades nuclear plant output was sold under a 15-year PPA with Consumers Energy, which was executed as part of the acquisition of the plant in 2007 and expired in April 2022. Prices under the original PPA ranged from $43.50/MWh in 2007 to $61.50/MWh in 2022, and the average price under the PPA was $51/MWh. Entergy executed an additional PPA to cover the period from the expiration of the original PPA through final shutdown in May 2022 at a price of $24.14/MWh. Entergy issued monthly invoices to Consumers Energy for electric sales based on the actual output of electricity and related services provided during the previous month at the contract price. The PPA was at below-market prices at the time of the acquisition and Entergy amortized a liability to revenue over the life of the agreement. The amount amortized each period was based upon the present value, calculated at the date of acquisition, of each year's difference between revenue under the agreement and revenue based on estimated market prices. Amounts amortized to revenue were $5 million in 2022, $12 million in 2021, and $11 million in 2020. See Note 14 to the financial statements for discussion of the sale of the Palisades plant.

Practical Expedients and Exceptions

Entergy has elected not to disclose the value of unsatisfied performance obligations for contracts with an original expected term of one year or less, or for revenue recognized in an amount equal to what Entergy has the right to bill the customer for services performed.

Most of Entergy's contracts, except in a few cases where there are defined minimums or stated terms, are on demand. This results in customer bills that vary each month based on an approved tariff and usage. Entergy imposes monthly or annual minimum requirements on some customers primarily as credit and cost recovery guarantees and not as pricing for unsatisfied performance obligations. These minimums typically expire after the initial term or when specified costs have been recovered. The minimum amounts are part of each month's bill and recognized as revenue accordingly. Some of the subsidiaries within the Entergy Wholesale Commodities segment have operations and maintenance services contracts that have fixed components and terms longer than one year. The total fixed consideration related to these unsatisfied performance obligations, however, is not material to Entergy revenues.

Recovery of Fuel Costs

Entergy's Utility operating companies' rate schedules include either fuel adjustment clauses or fixed fuel factors, which allow either current recovery in billings to customers or deferral of fuel costs until the costs are billed to customers. Where the fuel component of revenues is based on a pre-determined fuel cost (fixed fuel factor), the fuel factor remains in effect until changed as part of a general rate case, fuel reconciliation, or fixed fuel factor filing. System Energy's operating revenues are intended to recover from Entergy Arkansas, Entergy Louisiana, Entergy Mississippi, and Entergy New Orleans operating expenses and capital costs attributable to Grand Gulf. The capital costs are based on System Energy's common equity funds allocable to its net investment in Grand Gulf, plus System Energy's effective interest cost for its debt allocable to its investment in Grand Gulf.

Taxes Imposed on Revenue-Producing Transactions

Governmental authorities assess taxes that are both imposed on and concurrent with a specific revenue-producing transaction between a seller and a customer, including, but not limited to, sales, use, value added, and some excise taxes. Entergy presents these taxes on a net basis, excluding them from revenues.

Allowance for Doubtful Accounts

The allowance for doubtful accounts reflects Entergy's best estimate of expected losses on its accounts receivable balances. Due to the essential nature of utility services, Entergy has historically experienced a low rate of default on its accounts receivables. Due to the effect of the COVID-19 pandemic on customer receivables, however, Entergy recorded an increase in 2020 in its allowance for doubtful accounts. The following tables set forth a reconciliation of changes in the allowance for doubtful accounts for the years ended December 31, 2022 and 2021.

	Entergy	Entergy Arkansas	Entergy Louisiana	Entergy Mississippi	Entergy New Orleans	Entergy Texas
			(In Millions)			
Balance as of December 31, 2021	$68.6	$13.1	$29.2	$7.2	$13.3	$5.8
Provisions (a)	40.6	14.9	10.7	3.2	7.7	4.1
Write-offs	(112.5)	(31.2)	(45.1)	(12.1)	(13.5)	(10.6)
Recoveries	34.2	9.7	12.8	4.2	4.4	3.1
Balance as of December 31, 2022	$30.9	$6.5	$7.6	$2.5	$11.9	$2.4

	Entergy	Entergy Arkansas	Entergy Louisiana	Entergy Mississippi	Entergy New Orleans	Entergy Texas
			(In Millions)			
Balance as of December 31, 2020	$117.7	$18.3	$45.7	$19.5	$17.4	$16.8
Provisions (b)	56.2	30.4	16.7	0.7	7.3	1.1
Write-offs	(118.2)	(38.9)	(38.3)	(15.7)	(12.3)	(13.0)
Recoveries	12.9	3.3	5.1	2.7	0.9	0.9
Balance as of December 31, 2021	$68.6	$13.1	$29.2	$7.2	$13.3	$5.8

(a)   Provisions include estimated incremental bad debt expenses, and revisions to those estimates, resulting from the COVID-19 pandemic of ($6.4) million for Entergy, $6.4 million for Entergy Arkansas, ($8.5) million for Entergy Louisiana, ($3.0) million for Entergy New Orleans, and ($1.3) million for Entergy Texas that have been deferred as regulatory assets. See Note 2 to the financial statements for discussion of the COVID-19 orders issued by retail regulators.

(b)   Provisions include estimated incremental bad debt expenses, and revisions to those estimates, resulting from the COVID-19 pandemic of $30.4 million for Entergy, $22.2 million for Entergy Arkansas, $7.4 million for Entergy Louisiana, ($2.4) million for Entergy Mississippi, $4.3 million for Entergy New Orleans, and ($1.1) million for Entergy Texas that have been deferred as regulatory assets. See Note 2 to the financial statements for discussion of the COVID-19 orders issued by retail regulators.

The allowance for currently expected credit losses is calculated as the historical rate of customer write-offs multiplied by the current accounts receivable balance, taking into account the length of time the receivable balances have been outstanding. Although the rate of customer write-offs has historically experienced minimal variation, there were increases in customer write-offs beginning in second quarter 2021 primarily resulting from the effects of the COVID-19 pandemic. Management monitors the current condition of individual customer accounts to manage collections and ensure bad debt expense is recorded in a timely manner.

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BOARD OF DIRECTORS (as of March 24, 2023)

GINA F. ADAMS
Corporate Vice President
FedEx Corporation
Washington, DC
An Entergy director since 2023. Age 64

JOHN H. BLACK
Retired Audit Partner
Deloitte & Touche LLP
Atlanta, Georgia
An Entergy director since 2023. Age 63

JOHN R. BURBANK
Independent Strategic Advisor and Entrepreneur
Groton, Connecticut
An Entergy director since 2018. Age 59

PATRICK J. CONDON
Retired Audit Partner,
Deloitte & Touche LLP
Frankfort, Illinois
An Entergy director since 2015. Age 74

KIRKLAND H. DONALD
Chairman of the Board,
Huntington Ingalls Industries, Inc.
Mount Pleasant, South Carolina
An Entergy director since 2013. Age 69

BRIAN W. ELLIS
Senior Vice President and General Counsel,
Danaher Corporation
Bethesda, Maryland
An Entergy director since 2020. Age 57

PHILIP L. FREDERICKSON
Former Executive Vice President,
ConocoPhillips
Arden, North Carolina
An Entergy director since 2015. Age 66

ALEXIS M. HERMAN
Chair and Chief Executive Officer,
New Ventures, LLC
McLean, Virginia
An Entergy director since 2003[*]. Age 75

M. ELISE HYLAND
Former Chief Operating Officer,
EQT Midstream Services, LLC
Pittsburg, Pennsylvania
An Entergy director since 2019. Age 63

STUART L. LEVENICK
Lead Director
Former Group President,
Caterpillar Inc.
Naples, Florida
An Entergy director since 2005. Age 70

BLANCHE L. LINCOLN
Founder and Principal,
Lincoln Policy Group
Little Rock, Arkansas
An Entergy director since 2011. Age 62

ANDREW S. MARSH
Chairman and CEO
Entergy Corporation
New Orleans, Louisiana
An Entergy director since 2022. Age 51

KAREN A. PUCKETT
Former President and Chief Executive Officer,
Harte Hanks, Inc.
Houston, Texas
An Entergy director since 2015. Age 62

---

[*] Retiring from the Board of Directors at the 2023 Annual Meeting of Shareholders

EXECUTIVE OFFICERS (as of March 24, 2023)

A. CHRISTOPHER BAKKEN, III
Executive Vice President and
Entergy Infrastructure
Joined Entergy in 2016. Age 62

MARCUS V. BROWN
Executive Vice President and
General Counsel
Joined Entergy in 1995. Age 61

JASON CHAPMAN
Acting Senior Vice President Corporate
Business Services
Joined Entergy in 2019. Age 52

KATHRYN A. COLLINS
Senior Vice President and
Chief Human Resource Officer
Joined Entergy in 2020. Age 59

KIMBERLY S. COOK-NELSON
Executive Vice President and
Chief Nuclear Officer
Joined Entergy in 1996. Age 51

KIMBERLY A. FONTAN
Executive Vice President and
Chief Financial Officer
Joined Entergy in 1996. Age 50

REGINALD T. JACKSON
Senior Vice President and Chief Accounting
Officer
Joined Entergy in 1996. Age 56

ANDREW S. MARSH
Chairman of the Board and Chief Executive
Officer
Joined Entergy in 1998. Age 51

ANASTASIA E. MINOR
Chief Transformation Officer
Joined Entergy in 2017. Age 53

PETER S. NORGEOT, JR.
Executive Vice President and Chief Operating
Officer
Joined Entergy in 2014. Age 58

RODERICK K. WEST
Group President, Utility Operations
Joined Entergy in 1999. Age 54

INVESTOR INFORMATION

Shareholder Materials

Visit our investor relations website at www.entergy.com/investors for earnings reports, financial releases, SEC filings and other investor information, including Entergy's Corporate Governance Guidelines; Board Committee Charters for the Audit, Corporate Governance, and Personnel Committees; Entergy's Code of Entegrity; and Entergy's Code of Business Conduct and Ethics. You can also request and receive information via email. Printed copies of the above are also available without charge by calling 504-576-5225, emailing investorrelations@entergy.com or writing to:

> Entergy Corporation
> Investor Relations
> P.O. Box 61000
> New Orleans, LA 70161

Individual Investor Inquiries

Individual shareholders may contact Shareholder Services at 504-576-3074.

Institutional Investor Inquiries

Securities analysts and representatives of financial institutions may contact William Abler, Vice President, Investor Relations, at 281-297-5436 or wabler@entergy.com.

Shareholder Account Information

EQ Shareowner Services is Entergy's transfer agent, registrar, dividend disbursing agent and dividend reinvestment and stock purchase plan agent. Shareholders of record with questions about lost certificates, lost or missing dividend checks, or notifications of change of address should contact:

> EQ Shareowner Services
> P.O. Box 64874
> St. Paul, MN 55164-0874
> Phone: 1-855-854-1360
> Internet: www.shareowneronline.com

Common Stock Information

The company's common stock is listed on the New York and Chicago exchanges under the symbol "ETR." The Entergy share price is reported daily in the financial press under "Entergy" in most listings of New York Stock Exchange securities. Entergy common stock is a component of the following indices: S&P 500, S&P Utilities Index, Philadelphia Utility Index and the NYSE Composite Index, among others.

As of January 31, 2023, there were 211,396,291 shares of Entergy common stock outstanding. Shareholders of record totaled 20,696 and 489,510 investors holding Entergy stock in "street name" through a broker.

Certifications

In May 2022, Entergy's chief executive officer certified to the New York Stock Exchange that he was not aware of any violation of the NYSE corporate governance listing standards. Also, Entergy filed certifications regarding the quality of the company's public disclosure, required by Section 302 of the Sarbanes-Oxley Act of 2002, as exhibits to our Annual Report on Form 10-K for the fiscal year ended Dec. 31, 2022.

Dividend Payments

All of Entergy's 2022 distributions were non-dividend distributions. The board of directors declares dividends quarterly and sets the record and payment dates. Subject to board discretion, those dates for 2023 are:

Declaration Date	Record Date	Payment Date
January 27	February 10	March 1
April 10	May 4	June 1
July 28	August 11	September 1
October 27	November 14	December 1

Quarterly Dividend Payments (in cents-per-share):

Quarter	2023	2022	2021	2020	2019
1	107	101	95	93	91
2		101	95	93	91
3		101	95	93	91
4		107	101	95	93

Dividend Reinvestment/Stock Purchase

Entergy offers an automatic Dividend Reinvestment and Stock Purchase Plan administered by EQ Shareowner Services. The plan is designed to provide Entergy shareholders and other investors with a convenient and economical method to purchase shares of the company's common stock. The plan also accommodates payments of up to $10,000 per month for the purchase of Entergy common shares. First time investors may make an initial minimum purchase of $250. Contact EQ Shareowner Services by telephone or internet for information and an enrollment form.

Direct Registration System

Entergy has elected to participate in a Direct Registration System that provides investors with an alternative method for holding shares. DRS will permit investors to move shares between the company's records and the broker/dealer of their choice.

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